As filed with the Securities and Exchange Commission on December 20, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEW INVESTORS BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6022	To be applied for
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

101 JFK Parkway

Short Hills, New Jersey 07078

(973) 924-5100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kevin Cummings

101 JFK Parkway

Short Hills, New Jersey 07078

(973) 924-5100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John J. Gorman, Esq.

Marc P. Levy, Esq.

Luse Gorman Pomerenk & Schick, P.C.

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

(202) 274-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	407,820,960 shares	$10.00	$4,078,209,600 (1)	$525,274

(1)	Estimated solely for the purpose of calculating the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBSCRIPTION OFFERING

PROSPECTUS

NEW INVESTORS BANCORP, INC.

(Proposed Holding Company for Investors Bank)

Up to 218,500,000 Shares of Common Stock

(Subject to Increase to up to 251,275,000 Shares)

New Investors Bancorp, Inc., a newly formed Delaware corporation, is offering up to 218,500,000 shares of common stock for sale at $10.00 per share in connection with the conversion of Investors Bancorp, MHC from the mutual holding company to the stock holding company form of organization.

The shares we are offering represent the ownership interest in Investors Bancorp, Inc., an existing Delaware corporation, currently held by Investors Bancorp, MHC. In this prospectus, we refer to the existing Investors Bancorp, Inc. as “Old Investors Bancorp.” Old Investors Bancorp owns all of the outstanding shares of common stock of Investors Bank, a New Jersey stock savings bank. Old Investors Bancorp’s common stock is currently traded on the Nasdaq Global Select Market under the trading symbol “ISBC,” and we expect the shares of New Investors Bancorp common stock will also trade on the Nasdaq Global Select Market under the symbol “ISBC.”

The shares of common stock are first being offered on a best efforts basis in a subscription offering to eligible depositors of Investors Bank and to the tax-qualified employee benefit plans of Investors Bank, as described in this prospectus. Eligible depositors and tax-qualified employee benefit plans have priority rights to buy all of the shares offered. Any shares of common stock not purchased in the subscription offering may be offered to the public in a firm commitment underwritten public offering. The subscription and firm commitment underwritten offerings are collectively referred to in this prospectus as the offering. We must sell a minimum of 161,500,000 shares in order to complete the offering and the conversion. We may sell up to 251,275,000 shares of common stock because of demand for the shares of common stock or changes in market conditions, without resoliciting subscribers.

In addition to the shares we are selling in the offering, the shares of Old Investors Bancorp held by public stockholders (which we define as all stockholders other than Investors Bancorp, MHC) will be exchanged for shares of common stock of New Investors Bancorp based on an exchange ratio that is designed to result in the public stockholders of Old Investors Bancorp owning approximately the same percentage of New Investors Bancorp common stock as they owned immediately prior to the completion of the conversion, as adjusted for assets held by Investors Bancorp, MHC. The number of shares we expect to issue in the exchange ranges from 99,972,829 shares to 135,257,356 shares, which may be increased to up to 155,545,960 shares if we sell 251,275,000 shares of common stock in the offering. We also intend to contribute 1,000,000 shares of common stock and $10 million in cash, for a total contribution of $20 million, to the Investors Charitable Foundation (the “Charitable Foundation”) in connection with the conversion.

The minimum order is 25 shares. The subscription offering expires at 2:00 p.m., Eastern Time, on [expiration date]. We may extend this expiration date without notice to you until [extension date]. Once submitted, orders are irrevocable unless the subscription offering is terminated or extended beyond [extension date], or the number of shares of common stock to be sold is increased to more than 251,275,000 shares or decreased to less than 161,500,000 shares. If the offering is extended past [extension date], all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest at 0.05% per annum or cancel your deposit account withdrawal authorization. If the number of shares to be sold is increased to more than 251,275,000 shares or decreased to less than 161,500,000 shares, all funds received for the purchase of shares of common stock will be returned promptly with interest. All subscribers will be resolicited and given an opportunity to place a new stock order within a specified period of time.

Keefe, Bruyette & Woods, Inc., A Stifel Company (“KBW”), will assist us in selling the shares on a best efforts basis in the subscription offering. KBW is not required to purchase any shares of common stock offered for sale in the subscription offering. We are also offering shares of common stock not subscribed for in the subscription offering in a firm commitment underwritten offering. RBC Capital Markets, LLC (“RBC”) and KBW are acting as joint book-running managers for the firm commitment underwritten offering.

OFFERING SUMMARY

Price: $10.00 per Share

	Minimum	Midpoint	Maximum	Adjusted Maximum
Number of shares	161,500,000	190,000,000	218,500,000	251,275,000
Gross offering proceeds	$1,615,000,000	$1,900,000,000	$2,185,000,000	$2,512,750,000
Estimated offering expenses, excluding selling agent and underwriters’ commissions	$6,400,000	$6,400,000	$6,400,000	$6,400,000
Selling agent and underwriters’ commissions and expenses (1)(2)	$41,126,313	$48,365,313	$55,604,313	$63,929,163
Estimated net proceeds	$1,567,473,687	$1,845,234,687	$2,122,995,687	$2,442,420,837
Estimated net proceeds per share	$9.71	$9.71	$9.72	$9.72

(1)	Assumes that 35% of the shares are sold in the subscription offering and 65% are sold in a firm commitment underwritten offering. See “The Conversion and Offering—Plan of Distribution; Selling Agent and Underwriter Compensation” for information regarding compensation to be received by KBW in the subscription offering and compensation to be received by RBC, KBW and the other broker-dealers participating in the firm commitment underwritten offering.
(2)	If all shares of common stock were sold in the firm commitment underwritten offering, the selling agent and broker-dealers’ commissions would be approximately $56.3 million, $66.2 million, $76.2 million and $87.6 million at the minimum, midpoint, maximum and adjusted maximum levels of the offering, respectively.

This investment involves a degree of risk, including the possible loss of principal. Please read “Risk Factors” beginning on page 20.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the New Jersey Department of Banking and Insurance, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Keefe, Bruyette & Woods, Inc., A Stifel Company

For assistance, please contact the Stock Information Center, toll-free, at [stock center number].

The date of this prospectus is [prospectus date].

[MAP TO BE INSERTED ON INSIDE FRONT COVER]

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SUMMARY

The following summary explains the significant aspects of the conversion, the offering and the exchange of existing shares of Old Investors Bancorp common stock for shares of New Investors Bancorp common stock. It may not contain all of the information that is important to you. Before making an investment decision, you should read this entire document carefully, including the consolidated financial statements and the notes to the consolidated financial statements, and the section entitled “Risk Factors.”

New Investors Bancorp

The shares being offered will be issued by New Investors Bancorp, a Delaware corporation. Upon completion of the conversion, New Investors Bancorp will become the successor corporation to Old Investors Bancorp and the parent holding company for Investors Bank, and will change its name to Investors Bancorp, Inc. New Investors Bancorp’s principal executive office is located at 101 JFK Parkway, Short Hills, New Jersey 07078, and its telephone number at that address is (973) 924-5100.

Old Investors Bancorp and Investors Bancorp, MHC

Old Investors Bancorp is a Delaware corporation that owns all of the outstanding shares of common stock of Investors Bank. At September 30, 2013, Old Investors Bancorp had consolidated assets of $13.81 billion, deposits of $8.64 billion and stockholders’ equity of $1.13 billion. Giving effect to the acquisition of Roma Financial Corporation, which occurred on December 6, 2013, Old Investors Bancorp has 138,579,052 shares of common stock outstanding, of which 53,640,021 shares, or 38.71%, were owned by the public. The remaining 84,939,031 shares of common stock, as adjusted, of Old Investors Bancorp are held by Investors Bancorp, MHC, a New Jersey-chartered mutual holding company. The shares of common stock we are offering represent Investors Bancorp, MHC’s ownership interest in Old Investors Bancorp. Upon completion of the conversion and offering, Investors Bancorp, MHC’s shares will be cancelled and Investors Bancorp, MHC will no longer exist.

Old Investors Bancorp’s Internet address is www.myinvestorsbank.com. Information on this website is not and should not be considered to be a part of this prospectus. Old Investors Bancorp’s principal executive office is located at 101 JFK Parkway, Short Hills, New Jersey 07078, and its telephone number at that address is (973) 924-5100.

Investors Bank

Investors Bank is a New Jersey-chartered savings bank headquartered in Short Hills, New Jersey. Originally founded in 1926 as a New Jersey-chartered mutual savings and loan association, we have grown through acquisitions and internal growth, including de novo branching. In 1992, we converted our charter to a mutual savings bank, and in 1997 we converted our charter to a New Jersey-chartered stock savings bank.

We are in the business of attracting deposits from the public through our branch network and borrowing funds in the wholesale markets to originate loans and to invest in securities. We originate one- to four-family residential real estate loans, multi-family loans, commercial real estate loans, construction loans, commercial and industrial (“C&I”) loans and consumer loans, the majority of which are home equity loans and home equity lines of credit. We offer a variety of deposit accounts and emphasize quality customer service. Investors Bank is subject to comprehensive regulation and examination by both the New Jersey Department of Banking and Insurance (“NJDBI”), the Federal Deposit Insurance Corporation (“FDIC”) and the Consumer Financial Protection Bureau (“CFPB”).

Investors Bank’s executive offices are located at 101 JFK Parkway, Short Hills, New Jersey 07078. Its telephone number at that address is (973) 924-5100.

Our Recent Acquisition Activity

On December 6, 2013, we completed the acquisition of Roma Financial Corporation, the federally-chartered holding company for Roma Bank and RomAsia Bank. As of September 30, 2013, Roma Financial Corporation operated 26 branches in Burlington, Ocean, Mercer, Camden and Middlesex Counties, New Jersey, and had assets of $1.7 billion, deposits of $1.4 billion and stockholders’ equity of $218.6 million. We issued 6,558,468 shares of Old Investors Bancorp common stock as merger consideration to stockholders of Roma Financial Corporation and an additional 19,542,796 shares of Old Investors Bancorp common stock to Investors Bancorp, MHC. In addition, we paid $1.8 million in the aggregate as merger consideration to the stockholders of RomAsia Bank.

We have received FDIC and NJDBI approvals and anticipate receiving approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), and we anticipate closing our acquisition of Gateway Community Financial Corp., the federally-chartered holding company for GCF Bank, prior to January 31, 2014. As of September 30, 2013, GCF Bank operated four branches in Gloucester County, New Jersey, and had assets of $301.0 million, deposits of $269.4 million and a net worth of $24.9 million. Gateway Community Financial Corp. had no public stockholders, and therefore no merger consideration will be paid to third parties. We expect to issue approximately 796,980 shares of Old Investors Bancorp common stock on the date of closing to Investors Bancorp, MHC in connection with the transaction.

As these merger transactions had not been completed as of September 30, 2013, they are not reflected in the consolidated balance sheets or consolidated statements of operations at and for the periods presented in this prospectus. However, they are reflected in the pro forma data beginning on page 42, and in the related appraisal of the pro forma market value of New Investors Bancorp. See “Pro Forma Data.”

Our Organizational Structure and the Proposed Conversion

Investors Bank became the wholly owned subsidiary of Old Investors Bancorp in 1997 when Investors Bank reorganized from a New Jersey-chartered mutual savings bank into the two-tiered mutual holding company structure. Old Investors Bancorp completed its initial public offering on October 11, 2005 selling 51,627,094 shares or 44.40% of its outstanding common stock to subscribers in the offering, including 4,254,072 shares purchased by Investors Bank Employee Stock Ownership Plan (“ESOP”). Upon completion of the initial public offering, Investors Bancorp, MHC, a New Jersey-chartered mutual holding company, held 64,844,373 shares or 54.94% of Old Investors Bancorp’s outstanding common stock (shares related to include shares issued in a business combination subsequent to initial public offering). Additionally, Old Investors Bancorp contributed $5.2 million in cash and issued 1,548,813 shares of common stock or 1.33% of its outstanding shares to the Charitable Foundation, resulting in a pre-tax expense charge of $20.7 million. Net proceeds from the initial offering were $509.7 million. Old Investors Bancorp contributed $255.0 million of the net proceeds to Investors Bank.

Pursuant to the terms of a plan of conversion and reorganization, Investors Bancorp, MHC is now converting from the mutual holding company corporate structure to the stock holding company corporate structure. As part of the conversion, we are offering for sale shares representing the majority ownership interest in Old Investors Bancorp that is currently held by Investors Bancorp, MHC. In addition, we intend to contribute shares of common stock and cash to the Charitable Foundation. Upon completion of the conversion, public stockholders of Old Investors Bancorp will receive shares of common stock of New Investors Bancorp in exchange for their shares of Old Investors Bancorp, as adjusted, shares held by Investors Bancorp, MHC will be cancelled, Old Investors Bancorp and Investors Bancorp, MHC will cease to exist, and New Investors Bancorp will become the successor corporation to Old Investors Bancorp and the parent holding company for Investors Bank. See “—Impact of Investors Bancorp, MHC’s Assets On Minority Stock Ownership.”

The following diagram shows our organizational structure, as of September 30, 2013, reflecting the acquisition of Roma Financial Corporation and the proposed acquisition of Gateway Community Financial Corp.:

After the conversion and offering are completed, we will be organized as a fully public holding company, as follows:

Our Business

Our business operations are conducted through our wholly-owned subsidiary, Investors Bank. Investors Bank is a full service community bank which provides a superior customer experience and competitively priced products and services to individuals and businesses in the communities we serve. Our principal business consists of accepting deposits, primarily through our retail banking offices and investing those funds in loans and securities. We offer a wide variety of banking products including deposit accounts with a range of rates and terms. We originate one- to four-family residential mortgage loans, multi-family loans, commercial real estate loans, construction loans, C&I loans and consumer loans, the majority of which are home equity loans and home equity lines of credit. To a lesser extent, we invest in securities, primarily U.S. Government and Federal Agency obligations and mortgage backed securities.

Since Old Investors Bancorp’s initial public offering in 2005, we have made substantial progress in growing Investors Bank and transitioning our business to be more commercial in nature. This growth has been a result of both organic expansion and acquisitions. As a result of these efforts, we now have a desirable branch footprint that ranges from the Philadelphia suburbs in southern New Jersey, spans the central and northern geographies of New Jersey and reaches out to Long Island. This footprint includes Manhattan and the boroughs of New York City. We consider ourselves to be a high performance financial institution and one of the premier banking companies in our market. We enjoy the number two market share (by deposits) in New Jersey, relative to any banking company headquartered in the state and believe we have an opportunity to grow our market share in some of our newer market areas.

Business Strategy

Transitioning the Investors Bank Franchise. Since Old Investors Bancorp’s initial public offering in 2005, we have successfully executed on our business plan of transitioning Investors Bank from a wholesale thrift business to a full service, retail commercial bank. This transition has been primarily accomplished as a result of increasing the amount of commercial loans and core deposits on our balance sheet. Our transformation can be attributed to a number of factors including de novo branching and organic growth, bank and branch acquisitions, and significantly expanding our product offerings. We have also been successful in attracting talented and hardworking employees that have a desire to join our growing Investors Bank and have brought with them significant skills and client relationships. In addition, we believe the attractive markets we operate in, namely, New Jersey, and the greater New York metropolitan area, have provided the opportunity to achieve this transformation. Our plan is to continue to transition Investors Bank in the future in a manner consistent with how we have achieved it historically as well as by focusing on expanding and improving our non-interest income services and activities.

Our Attractive Markets Provide Exceptional Opportunities. The markets we operate in are considered to be some of the most attractive banking markets in the United States and which we believe they will continue to provide us with exceptional opportunities to grow and transform New Investors Bancorp. Since Old Investors Bancorp’s initial public offering, we have expanded our franchise in New Jersey, including the suburbs of Philadelphia and the boroughs of New York City as well as Nassau and Suffolk Counties on Long Island. Additionally, we have strengthened our presence in our historic markets throughout New Jersey. We accomplished this expansion through de novo growth and select bank and branch acquisitions. As a result of this growth, Investors Bank is now the third largest New Jersey headquartered banking institution as measured by assets and has the second largest deposit franchise of any bank headquartered in New Jersey. The markets we operate in are highly desirable from an economic and demographic perspective as they are characterized by large and dense population centers, areas of high income households and centers of robust business and commercial activity. Our competition in these markets tends to be from out-of-state headquartered money center and super-regional financial institutions or much smaller local community banks. We believe that as a locally headquartered institution, situated between these extremes, we are well positioned to compete and capitalize on opportunities that exist in our market area.

Growing and Diversifying the Loan Portfolio. Our business plan has been, and will continue to be, to grow and diversify our loan portfolio. We have accomplished this by focusing on originating more multi-family and commercial real estate loans in our market area through our New York City and New Jersey loan production offices. For the nine months ended September 30, 2013, we originated $980.7 million in multi-family loans and $317.5 million in commercial real estate loans. We focus on growing our commercial loan portfolio because it helps to diversify the loan portfolio and reduces our exposure to mortgage-backed securities and one- to four-family mortgages.

To further diversify our loan portfolio we plan to increase commercial and industrial (“C&I”) lending by building relationships with small to medium sized companies in our market area. We have hired a number of experienced C&I lending teams, including a team specializing in the healthcare industry and most recently, a team of seasoned and experienced lenders specializing in asset based lending. For the nine months ended September 30, 2013, we have originated $158.6 million of C&I loans.

To date, we believe our strategy of diversifying our loan portfolio has been successful as evidenced by the fact that commercial loans (including commercial real estate, multi-family, C&I and construction loans) currently represent approximately 54% of our loan portfolio as compared to December 2009 when commercial loans were approximately 26% of total loans. Growing and diversifying our loan portfolio will continue to be a major focus of our business strategy going forward.

Changing the Mix of Deposits. As part of our plan to become more commercial bank-like, we have focused on changing our deposit mix from certificates of deposit to core deposits (savings, checking and money market accounts). Core deposits are an attractive funding alternative because they are a more stable source of low cost funding and are less sensitive to changes in market interest rates. We are pleased with our success in these efforts. As of September 30, 2013, we had core deposit accounts of $6.0 billion representing approximately 70% of total deposits compared to December 31, 2009 when core deposits were $2.5 billion, representing 44.0% of total deposits.

In order to maintain these favorable results and trends, we will continue to invest in branch staff training and product development. Over the past few years we have developed a suite of commercial deposit and cash management products, designed to appeal to small business owners and non-profit organizations. Electronic deposit services such as remote deposit capture and mobile banking have been developed to serve our customers’ needs and adapt to a changing environment. We will continue to enhance our web site and use social media as a way to stay connected to our customers.

Our deposit business has become well diversified over the past few years as we attract more deposits from commercial entities, including most of the businesses that borrow from us. Investors Bank has become one of the largest depositories for government and municipal deposits in New Jersey, which provides us with a low cost funding source. Our branch network, concentrated in markets with attractive demographics and a high density population will continue to provide us with opportunities to grow and improve our deposit base.

Quality Customer Service. Our strategy emphasizes providing quality customer service delivered through our convenient branch network, loan production offices and supported by our easy-to-reach Client Care Center, where customers can speak with a bank representative to answer questions and resolve issues during business and non-business hours. One of our competitive advantages is our ability to deliver our services in a timely manner and our reputation of being able to effectively close transactions. Customers enjoy access to senior executives and decision makers at Investors Bank and the flexibility it brings to their businesses. To further enhance the customer experience, we rebranded Investors Bank in 2011. This rebranding effort has given Investors Bank a new look and feel intended to more closely identify us with our customers and our communities as well as provide Investors Bank with a more modern commercial bank-like image.

Acquisitions. A significant portion of our historic growth can be attributed to our acquisition strategy. Over the past few years we have completed seven bank or branch acquisitions and have one bank acquisition currently pending. The recent financial crisis provided us an opportunity to acquire many of these institutions under favorable pricing terms for Old Investors Bancorp’s shareholders. We believe an indicator of our success in shareholder friendly acquisitions is the minimal amount of intangible assets on our balance sheet. When considering an acquisition management evaluates a number of factors, however, a fundamental focus is preserving tangible book value per share. We are proud of our creative approach to many of these acquisitions which have included using our mutual holding company ownership structure to complete four transactions and purchasing for cash the U.S. operations of two foreign financial institutions that were exiting the market.

Some of our most recent and notable transactions have included the following acquisitions:

•	Roma Financial Corporation, completed December 2013 ($1.4 billion of deposits and 26 branches in the Philadelphia suburbs of New Jersey)

•	Marathon Banking Corporation, completed October 2012 ($777.5 million in deposits and 13 branches in Brooklyn, Queens, Staten Island, Manhattan and Long Island)

•	Brooklyn Federal Bancorp, completed January 2012 ($385.9 million in deposits and 5 branches in Brooklyn and Long Island)

These acquisitions have provided us with the opportunity to grow our business, expand our geographic footprint and improve our financial performance. We intend to continue to evaluate potential acquisition opportunities that may present themselves in the future while maintaining the financial and pricing discipline that we have adhered to in the past.

Capital Management. Capital management is a key component of our business strategy. We manage our capital through a combination of organic growth, acquisitions, stock repurchases, subject to compliance with applicable regulations and dividends.

In addition to organic growth and acquisitions, our fourth share repurchase program, announced on March 1, 2011, authorized the purchase of an additional 10% of our publicly held outstanding shares of common stock commencing upon the completion of the third program on July 25, 2011.

On September 28, 2012, we declared Old Investors Bancorp’s first quarterly cash dividend of $0.05 per share as part of a dividend program for shareholders. We paid a dividend every quarter since, with the most recent $0.05 per share dividend paid on November 22, 2013.

Effective capital management and prudent growth has allowed us to effectively leverage the capital from Old Investors Bancorp’s initial public offering while preserving tangible book value for Old Investors Bancorp’s shareholders. Upon the closing of Old Investors Bancorp’s initial stock offering in 2005, we reported a tangible equity to asset ratio of 16.11% and tangible book value of $7.74. As of September 30, 3013 our tangible equity to asset ratio was 7.43% and our tangible book value per share was $9.40.

Involvement in our Communities. Investors Bank proudly promotes a higher quality of life in the communities it serves in New Jersey and New York through employee volunteer efforts and the Charitable Foundation. Every day employees are encouraged to become leaders in their communities and use Investors Bank’s support to help others. Through the Charitable Foundation, established in 2005, Investors Bank has contributed or committed over $7 million to enrich the lives of New Jersey and New York citizens by supporting initiatives in the arts, education, youth development, affordable housing, and health and human services. Community involvement is one of the principal values of Investors Bank and provides our staff with a meaningful ability to help others. We believe these efforts contribute to creating a culture at Investors Bank that promotes high employee morale while enhancing the presence of Investors Bank in our local markets.

Continue to Build a High Performance Financial Institution. We will continue to execute our business strategy with a focus on prudent and opportunistic growth while producing financial results that will create value for our shareholders. We intend to continue to grow our business and strengthen our market share through planned de novo branching, additional product offerings, investments in staff and opportunistic acquisitions in our market area. We will continue to build additional operational infrastructure and add key personnel as our company grows and our business changes. We recently signed a long term contract with a major technology vendor for core and item processing services. These technology changes, expected to occur in the third quarter of 2015, will provide the necessary support for a growing commercial bank.

We have been successful in building Old Investors Bancorp while remaining diligent in our approach to loan underwriting and credit quality. Despite an environment of weak economic conditions and a severe recession, we feel our financial performance has been exceptional as measured by traditional financial ratios as they compare to peers. Specifically, as of the most recent reporting period, September 30, 2013, we reported an ROA of 0.86% and ROE of 10.30% and our ratio of non-performing loans to total loans was 1.16%.

As we grow Investors Bank, our primary goal will be to continue to produce financial results consistent with that of a high performing financial institution. As in the past, we will accomplish these results with a focus and diligence on regulatory compliance, risk management and credit quality. Shareholders have placed their trust and confidence in us and we remain committed to continue the success we have enjoyed over the past years.

Reasons for the Conversion and Offering

Our primary reasons for converting to the fully public stock form of ownership and undertaking the stock offering are to:

•	Enhance our capital position. A strong capital position is essential to achieving our long-term objective of building stockholder value. While Investors Bank exceeds all regulatory capital requirements, the proceeds from the offering will greatly strengthen our capital position and enable us to support additional growth and expansion. Minimum regulatory capital requirements have increased, and continued compliance with these new requirements will be essential to the continued implementation of our business strategy.

•	Improve the trading liquidity of our shares of common stock. The larger number of shares that will be outstanding after completion of the conversion and offering will result in a more liquid and active market for our common stock. A more liquid and active market would make it easier for our stockholders to buy and sell our common stock and would give us greater flexibility in implementing capital management strategies.

•	Transition Investors Bank to a more familiar and flexible holding company structure. The stock holding company structure is a more familiar form of organization which we believe will make our common stock more appealing to investors, and will give us greater flexibility to access the capital markets through possible future equity and debt offerings, although we have no current plans, agreements or understandings regarding any additional securities offerings. The stock holding company form will give us greater flexibility to structure, and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions as opportunities arise.

See “The Conversion and Offering” for a more complete discussion of our reasons for conducting the conversion and offering.

Terms of the Offering

We are offering between 161,500,000 and 218,500,000 shares of common stock to eligible current and former depositors of Investors Bank and to our tax-qualified employee benefit plans. Eligible depositors of Investors Bank include certain former depositors of Roma Bank, RomAsia Bank and, assuming consummation of the proposed transaction, GCF Bank. These depositors are deemed to have opened their account at Investors Bank on the dates such accounts were opened at their respective institutions.

Any shares not purchased in the subscription offering will be offered to the general public in a firm commitment underwritten offering. The number of shares of common stock to be sold may be increased to up to 251,275,000 shares as a result of demand for the shares of common stock in the offering or changes in market conditions. Unless the number of shares of common stock to be offered is increased to more than 251,275,000 shares or decreased to fewer than 161,500,000 shares, or the subscription offering is extended beyond [extension date], subscribers will not have the opportunity to change or cancel their stock orders once submitted. If the offering is extended past [extension date], all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will cancel your stock order, promptly return your funds with interest at 0.05% per annum for funds received in the subscription offering or cancel your deposit account withdrawal authorization. If the number of shares to be sold is increased to more than 251,275,000 shares or decreased to less than 161,500,000 shares, all subscribers’ stock orders will be cancelled, their withdrawal authorizations will be cancelled and funds received for the purchase of shares of common stock in the subscription offering will be returned promptly with interest at 0.05% per annum. We will then resolicit subscribers, giving them an opportunity to place new orders for a specified period of time. No shares purchased in the subscription offering will be issued until the completion of a firm commitment underwritten offering, if any.

The purchase price of each share of common stock offered for sale in the offering is $10.00. All investors will pay the same purchase price per share, regardless of whether the shares are purchased in the subscription offering or firm commitment underwritten offering. Investors will not be charged a commission to purchase shares of common stock in the offering. KBW, our marketing agent in the subscription offering, will use its best efforts to assist us in selling shares of our common stock but is not obligated to purchase any shares of common stock being offered for sale in the subscription offering.

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price

The amount of common stock we are offering for sale and the exchange ratio for the exchange of shares of Old Investors Bancorp for shares of New Investors Bancorp are based on an independent appraisal of the estimated market value of New Investors Bancorp that: assumes the offering is completed and additional contributions are made to the Charitable Foundation as described in this prospectus; takes into account the acquisition of Roma Financial Corporation and the proposed acquisition of Gateway Community Financial Corp.; and adjusts the exchange ratio to reflect assets held by Investors Bancorp, MHC (including the payment of a $0.05 per share dividend by Old Investors Bancorp to stockholders in the fourth quarter of 2013 and the anticipated payment of cash dividends in the first quarter of 2014). RP Financial, LC., our independent appraiser, has estimated that, as of November 29, 2013, this market value was $3.09 billion.

Based on federal regulations, this market value forms the midpoint of a valuation range with a minimum of $2.62 billion and a maximum of $3.55 billion. Based on this valuation range, the 61.6% pro forma ownership interest of Investors Bancorp, MHC in Old Investors Bancorp, adjusted for the acquisition of Roma Financial Corporation and the proposed acquisition of Gateway Community Financial Corp., is being sold in the offering and the $10.00 per share price, the number of shares of common stock being offered for sale ranges from 161,500,000 shares to 218,500,000 shares. The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The exchange ratio ranges from 1.8734 shares at the minimum of the offering range to 2.5346 shares at the maximum of the offering range, and will preserve the existing percentage ownership of public stockholders of Old Investors Bancorp (excluding any new shares purchased by them in the stock offering and their receipt of cash in lieu of fractional shares, the effect of shares issued to the Charitable Foundation and adjusted to reflect assets held by Investors Bancorp, MHC). If demand for shares or market conditions warrant, the number of shares of common stock being offered for sale can be increased by 15%, which would result in an appraised value of $4.08 billion, an offering of 251,275,000 shares of common stock, and an exchange ratio of 2.9148 shares.

The appraisal is based in part on Old Investors Bancorp’s financial condition and results of operations, the pro forma effect of the Roma Financial Corporation acquisition and the proposed acquisition of Gateway Community Financial Corp. and the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of ten publicly traded thrift holding companies that RP Financial, LC. considers comparable to Old Investors Bancorp. The appraisal peer group consists of the following companies, all of which are traded on the Nasdaq Stock Market, except for Astoria Financial Corp., Berkshire Hills Bancorp, Inc. and New York Community Bancorp, Inc., which trade on the New York Stock Exchange. Asset size is as of September 30, 2013.

Company Name	Ticker Symbol	Headquarters	Total Assets
			(in millions)
Astoria Financial Corp.	AF	Lake Success, NY	$16,022
Berkshire Hills Bancorp, Inc.	BHLB	Pittsfield, MA	$5,450
Capitol Federal Financial, Inc.	CFFN	Topeka, KS	$9,240
Dime Community Bancshares, Inc.	DCOM	Brooklyn, NY	$4,015
New York Community Bancorp, Inc.	NYCB	Westbury, NY	$45,762
Northwest Bancshares, Inc.	NWBI	Warren, PA	$7,909
Peoples United Financial, Inc.	PBCT	Bridgeport, CT	$31,509
Provident Financial Service, Inc.	PFS	Jersey City, NJ	$7,341
TrustCo Bank Corp.	TRST	Glenville, NY	$4,459
WSFS Financial Corp.	WSFS	Wilmington, DE	$4,443

The following table presents a summary of selected pricing ratios for New Investors Bancorp (on a pro forma basis) and for the peer group companies based on earnings and other information as of and for the twelve months ended September 30, 2013, and stock prices as of November 29, 2013, as reflected in the appraisal report. Compared to the average pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 23.1% on a price-to-book value basis, a discount of 39.0% on a price-to-tangible book value basis, and a premium of 69.6% on a price-to-earnings basis.

	Price-to-earnings multiple (1)	Price-to-book value ratio	Price-to-tangible book value ratio
New Investors Bancorp (on a pro forma basis, assuming completion of the conversion)
Adjusted Maximum	43.34x	113.12%	116.41%
Maximum	37.39x	107.18%	110.62%
Midpoint	32.30x	101.11%	104.71%
Minimum	27.27x	93.90%	97.56%

Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	19.04x	131.43%	171.63%
Medians	18.38x	120.50%	176.28%

(1)	Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on an estimate of “core” or recurring earnings on a trailing twelve-month basis through September 30, 2013. These ratios are different than those presented in “Pro Forma Data.”

The independent appraisal does not indicate trading market value. Do not assume or expect that our valuation as indicated in the appraisal means that after the conversion and offering the shares of our common stock will trade at or above the $10.00 per share purchase price. Furthermore, the pricing ratios presented in the appraisal were utilized by RP Financial, LC. to estimate our pro forma appraised value for regulatory purposes and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see “The Conversion and Offering—Stock Pricing and Number of Shares to be Issued.”

Impact of Investors Bancorp, MHC’s Assets on Minority Stock Ownership

In the exchange, the public stockholders of Old Investors Bancorp will receive shares of common stock of New Investors Bancorp in exchange for their shares of common stock of Old Investors Bancorp pursuant to an exchange ratio that is designed to provide, subject to adjustment, that the stockholders will own the same percentage of the common stock of New Investors Bancorp after the conversion as they held in Old Investors Bancorp immediately prior to the conversion, without giving effect to new shares purchased in the offering, the shares issued to the Charitable Foundation or cash paid in lieu of any fractional shares. However, the exchange ratio will be adjusted downward to reflect assets held by Investors Bancorp, MHC (other than shares of stock of Old Investors Bancorp), which assets consist primarily of cash relating to dividends paid by Old Investors Bancorp and cash obtained in the merger with Roma Financial Corporation, MHC, less Investors Bancorp, MHC’s expenses, including on-going charitable contributions. Investors Bancorp, MHC had net assets of $7.6 million as of September 30, 2013, not including Old Investors Bancorp common stock. The appraisal also accounts for Old Investors Bancorp’s dividend of $0.05 per share paid to stockholders in the fourth quarter of 2013 and assumes the payment of an equivalent dividend in the first quarter of 2014 and expenses of Investors Banorp, MHC through the first quarter of 2014. The adjustments described above would decrease Old Investors Bancorp’s public stockholders’ ownership interest in New Investors Bancorp from 38.3642% to 38.2345% (assuming the acquisition of Roma Financial Corporation and the proposed acquisition of Gateway Community Financial Corp. had been completed as of that date and prior to the issuance of shares to the Charitable Foundation). If Old Investors Bancorp declares any further dividends before the completion of the conversion, public stockholders’ ownership interest in Old Investors Bancorp will be further diluted.

The Exchange of Existing Shares of Old Investors Bancorp

If you are currently a stockholder of Old Investors Bancorp, your shares will be cancelled at the completion of the conversion and will be exchanged for common stock of New Investors Bancorp. The number of shares of common stock you receive will be based on the exchange ratio, which will depend upon our final appraised value and the percentage of outstanding shares of Old Investors Bancorp common stock owned by public stockholders immediately prior to the completion of the conversion, as adjusted for the assets of Investors Bancorp, MHC. The following table shows how the exchange ratio will adjust, based on the appraised value of New Investors Bancorp as of November 29, 2013, assuming new shares are issued to the Charitable Foundation and public stockholders of Old Investors Bancorp, including former stockholders of Roma Financial Corporation, own 38.1% of Old Investors Bancorp common stock immediately prior to the completion of the conversion. The table also shows the number of shares of New Investors Bancorp common stock a hypothetical owner of shares of Old Investors Bancorp common stock would receive in exchange for 100 shares of Old Investors Bancorp common stock owned at the completion of the conversion, depending on the number of shares of common stock issued in the offering.

	Shares to be Sold in This Offering		Shares of New Investors Bancorp to be Issued for Shares of Old Investors Bancorp		Shares to be issued to the Charitable Foundation		Total Shares of Common Stock to be Outstanding After the Offering (1)	Exchange Ratio (1)	Equivalent Value of Shares Based Upon Offering Price (2)	Equivalent Pro Forma Tangible Book Value Per Exchanged Share (3)	Shares to be Received for 100 Existing Shares (4)
	Amount	Percent	Amount	Percent	Amount	Percent

Minimum	161,500,000	61.53%	99,972,829	38.09%	1,000,000	0.38%	262,472,829	1.8734	$18.73	$19.20	187
Midpoint	190,000,000	61.57	117,615,093	38.11	1,000,000	0.32	308,615,093	2.2040	$22.04	$21.05	220
Maximum	218,500,000	61.59	135,257,356	38.13	1,000,000	0.28	354,757,356	2.5346	$25.35	$22.91	253
Adjusted Maximum	251,275,000	61.61	155,545,960	38.14	1,000,000	0.25	407,820,960	2.9148	$29.15	$25.04	291

(1)	Valuation and ownership ratios reflect dilutive impact of Investors Bancorp, MHC’s assets upon completion of the conversion. See “—Impact of Investors Bancorp, MHC’s Assets On Minority Stock Ownership” for more information regarding the dilutive impact of Investors Bancorp, MHC’s assets on the valuation and ownership ratios.
(2)	Represents the value of shares of New Investors Bancorp common stock to be received in the conversion by a holder of one share of Old Investors Bancorp, pursuant to the exchange ratio, based upon the $10.00 per share purchase price.
(3)	Represents the pro forma tangible book value per share at each level of the offering range multiplied by the respective exchange ratio.
(4)	Cash will be paid in lieu of fractional shares.

If you own shares of Old Investors Bancorp common stock in a brokerage account in “street name,” your shares will be exchanged automatically within your account, so you do not need to take any action to exchange your shares of common stock. If your shares are represented by physical Old Investors Bancorp stock certificates, after the completion of the conversion, our transfer agent will mail to you a transmittal form with instructions to surrender your stock certificate(s). You should not submit a stock certificate until you receive a transmittal form. A statement reflecting your ownership of New Investors Bancorp common stock will be mailed to you within five business days after the transfer agent receives a properly executed transmittal form and your Old Investors Bancorp stock certificate(s). New Investors Bancorp will not issue stock certificates.

No fractional shares of New Investors Bancorp common stock will be issued to any stockholder of Old Investors Bancorp. For each fractional share that otherwise would be issued, New Investors Bancorp will pay in cash an amount equal to the product obtained by multiplying the fractional share interest to which the holder otherwise would be entitled by the $10.00 per share offering price.

Outstanding options to purchase shares of Old Investors Bancorp common stock also will convert into and become options to purchase shares of New Investors Bancorp common stock based upon the exchange ratio. The aggregate exercise price, duration and vesting schedule of these options will not be affected by the conversion. At September 30, 2013, as adjusted for Roma Financial Corporation, there were 4,246,111 outstanding options to purchase shares of Old Investors Bancorp common stock, 3,968,691 of which have vested. Such outstanding options will be converted into options to purchase 7,954,664 shares of common stock at the minimum of the offering range and 10,762,192 shares of common stock at the maximum of the offering range. Because federal regulations prohibit us from repurchasing our common stock during the first year following the conversion unless compelling business reasons exist for such repurchases, we may use authorized but unissued shares to fund option exercises that occur during the first year following the conversion. If all existing options were exercised for authorized but unissued shares of common stock following the conversion, stockholders would experience ownership dilution of approximately 2.94%.

How We Intend to Use the Proceeds From the Offering

We intend to invest at least 50% of the net proceeds from the offering in Investors Bank, loan funds to our employee stock ownership plan to fund its expected purchase of 3% of the shares of common stock sold in the offering and retain the remainder of the net proceeds from the offering at New Investors Bancorp. Therefore, assuming we sell 190,000,000 shares of common stock in the stock offering, and we have net proceeds of $1.85 billion, we intend to invest $922.6 million in Investors Bank, loan $57.3 million to our employee stock ownership plan to fund its purchase of shares of common stock, make a $10.0 million cash contribution to the Charitable Foundation and retain the remaining $855.3 million of the net proceeds at New Investors Bancorp.

We will use the remainder of the net proceeds for general corporate purposes, including paying cash dividends and repurchasing shares of our common stock, when permitted. Funds invested in Investors Bank will be used to increase capital levels and support increased lending and new products and services. The net proceeds retained by New Investors Bancorp and Investors Bank also may be used to expand our retail banking franchise by acquiring new branches, by acquiring other financial institutions, de novo growth and paying off short-term borrowings as they mature. We do not currently have any agreements or understandings regarding any acquisition transaction, other than Gateway Community Financial Corp., and it is impossible to determine when, if ever, such opportunities may arise. Initially, a substantial portion of the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities.

Please see the section of this prospectus entitled “How We Intend to Use the Proceeds from the Offering” for more information on the proposed use of the proceeds from the offering.

Persons Who May Order Shares of Common Stock in the Offering

We are offering the shares of common stock in a subscription offering in the following descending order of priority:

(i)	To depositors with accounts at Investors Bank with aggregate balances of at least $50 at the close of business on November 30, 2012.

(ii)	To our tax-qualified employee benefit plans (including Investors Bank’s employee stock ownership plan and 401(k) plan) as permitted, which may subscribe for, in the aggregate, up to 10% of the shares of common stock sold in the offering and issued to the Charitable Foundation. We expect our employee stock ownership plan to purchase 3% of the shares of common stock sold in the stock offering and issued to the Charitable Foundation, although we reserve the right to have the employee stock ownership plan purchase more than 3% of the shares sold in the offering and issued to the Charitable Foundation to the extent necessary to complete the offering at the minimum of the offering range.

(iii)	To depositors with accounts at Investors Bank with aggregate balances of at least $50 at the close of business on [supplemental date].

(iv)	To depositors of Investors Bank at the close of business on [record date].

Eligible depositors of Investors Bank include certain former depositors of Roma Bank, RomAsia Bank and GCF Bank (assuming consummation of the proposed acquisition). These depositors are deemed to have opened their account at Investors Bank on the dates such accounts were opened at their respective institutions.

If we receive orders for more shares than we are offering, we may not be able to fully or partially fill your order. Shares will be allocated first to categories in the subscription offering. A detailed description of the subscription offering and the firm commitment underwritten offering, as well as a discussion regarding allocation procedures, can be found in the section of this prospectus entitled “The Conversion and Offering.”

We may offer for sale shares of common stock not purchased in the subscription offering through a firm commitment underwritten offering. RBC and KBW will act as joint book-running managers for the firm commitment underwritten offering. Our underwriters need to have sufficient orders to reach the minimum amount of orders in order to commence the firm commitment underwritten offering. We have the right to accept or reject, in our sole discretion, orders received in the firm commitment underwritten offering. Any determination to accept or reject stock orders in the firm commitment underwritten offering will be based on the facts and circumstances available to management at the time of the determination.

Limits on How Much Common Stock You May Purchase

The minimum number of shares of common stock that may be purchased is 25.

Generally, no individual (or group of individuals exercising subscription rights through a single deposit account held jointly) may purchase more than 255,000 shares ($2.55 million) of common stock. If any of the following persons purchase shares of common stock, their purchases, in all categories of the offering, when combined with your purchases, cannot exceed 255,000 shares ($2.55 million) of common stock:

•	your spouse or relatives of you or your spouse living in your house;

•	companies, trusts or other entities in which you are a trustee, have a substantial beneficial interest or hold a senior position; or

•	other persons who may be your associates or persons acting in concert with you.

Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying accounts registered to the same address will be subject to the overall purchase limitation of 255,000 shares ($2.55 million).

In addition to the above purchase limitations, there is an ownership limitation for stockholders of Old Investors Bancorp other than our employee stock ownership plan. Shares of common stock that you purchase in the offering individually and together with persons described above, plus any shares you, individually and together with persons described above, held at the completion of the conversion and receive in the exchange for existing shares of Old Investors Bancorp, may not exceed 9.9% of the total shares of common stock to be issued and outstanding after the completion of the conversion.

Subject to regulatory approval, we may increase or decrease the purchase and ownership limitations at any time. See the detailed description of the purchase limitations in “The Conversion and Offering—Additional Limitations on Common Stock Purchases.”

How You May Purchase Shares of Common Stock in the Subscription Offering

In the subscription offering, you may pay for your shares only by:

(i)	personal check, bank check or money order made payable to Investors Bancorp, Inc.; or

(ii)	authorizing us to withdraw available funds from the types of Investors Bank deposit accounts designated on the stock order form.

Investors Bank is not permitted to lend funds to anyone for the purpose of purchasing shares of common stock in the offering. Additionally, you may not use an Investors Bank line of credit check or any type of third-party check to pay for shares of common stock. Please do not submit cash or wire transfers. You may not designate withdrawal from Investors Bank’s deposit accounts with check-writing privileges; instead, please submit a check. If you request that we directly withdraw the funds, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your checking account. Additionally, you may not authorize direct withdrawal from an Investors Bank retirement account. See “—Using Retirement Account Funds to Purchase Shares of Common Stock.”

You may subscribe for shares of common stock in the subscription offering by delivering a signed and completed original stock order form, together with full payment payable to Investors Bancorp, Inc. or authorization to withdraw funds from one or more of your Investors Bank deposit accounts, provided that the stock order form is received before 2:00 p.m., Eastern Time, on [expiration date], which is the expiration of the subscription offering period. You may submit your stock order form and payment in one of three ways: by mail using the stock order reply envelope provided; by overnight delivery to our Stock Information Center at the address noted on the stock order form; or by hand-delivery to Investors Bank’s executive office located at 101 JFK Parkway, Short Hills, New Jersey or [operations center address]. Hand-delivered stock order forms will only be accepted at those two locations. We will not accept stock order forms at our banking offices. Please do not mail stock order forms to Investors Bank.

Please see “The Conversion and Offering—Procedure for Purchasing Shares in Subscription Offering—Payment for Shares” for a complete description of how to purchase shares in the subscription offering.

Using Retirement Account Funds to Purchase Shares of Common Stock

You may be able to subscribe for shares of common stock using funds in your individual retirement account, or IRA. If you wish to use some or all of the funds in your Investors Bank IRA or other retirement account, the applicable funds must first be transferred to a self-directed account maintained by an independent trustee or custodian, such as a brokerage firm, and the purchase must be made through that account. If you do not have such an account, you will need to establish one before placing your stock order. An annual administrative fee may be payable to the independent trustee. Because individual circumstances differ and the processing of retirement fund orders takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the [expiration date] offering deadline, for assistance with purchases using your individual retirement account or other retirement account held at Investors Bank or elsewhere. Whether you may use such funds for the purchase of shares in the stock offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

See “The Conversion and Offering—Procedure for Purchasing Shares in Subscription Offering—Payment for Shares” and “—Using Retirement Account Funds” for a complete description of how to use IRA funds to purchase shares in the stock offering.

Market for Common Stock

Publicly held shares of Old Investors Bancorp’s common stock are listed on the Nasdaq Global Select Market under the symbol “ISBC.” Upon completion of the conversion, the shares of common stock of New Investors Bancorp will replace the existing shares, and we expect the shares of New Investors Bancorp common stock will also trade on the Nasdaq Global Select Market under the same symbol.

Our Dividend Policy

After the completion of the conversion, we intend to continue to pay cash dividends on a quarterly basis. The dividend rate will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, alternative uses of capital, including acquisitions and general economic conditions. We cannot assure you that we will continue to pay dividends in the future, or that any such dividends will not be reduced or eliminated.

For information regarding our historical dividend payments, see “Selected Consolidated Financial and Other Data” and “Market for the Common Stock.” For information regarding our current and proposed dividend policy, see “Our Dividend Policy.”

Purchases by Officers and Directors

We expect our directors and executive officers, together with their associates, to subscribe for 285,000 shares of common stock in the offering. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering. See “Subscriptions by Directors and Executive Officers” for more information on the proposed purchases of shares of common stock by, and pro forma ownership of common stock following the offering of, our directors and executive officers.

Deadline for Orders of Shares of Common Stock in the Subscription Offering

The deadline for subscribing for shares of common stock in the subscription offering is 2:00 p.m., Eastern Time, on [expiration date], unless we extend this deadline. If you wish to purchase shares of common stock, a properly completed and signed original stock order form, together with full payment, must be received (not postmarked) by this time.

Although we will make reasonable attempts to provide this prospectus and offering materials to holders of subscription rights, the subscription offering and all subscription rights will expire at 2:00 p.m., Eastern Time, on [expiration date] (unless extended) whether or not we have been able to locate each person entitled to subscription rights.

See “The Conversion and Offering—Procedure for Purchasing Shares in Subscription Offering—Expiration Date” for a complete description of the deadline for subscribing in the stock offering.

You May Not Sell or Transfer Your Subscription Rights

The Plan of Conversion and federal regulations prohibit you from transferring your subscription rights. If you order shares of common stock in the subscription offering, you will be required to certify that you are purchasing the common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights. We intend to take legal action, including reporting persons to federal agencies, against anyone who we believe has sold or transferred his or her subscription rights. We will not accept your order if we have reason to believe you have sold or transferred your subscription rights. On the stock order form, you may not add the names of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. You may add only those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility. In addition, the stock order form requires that you list all applicable deposit accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation if there is an oversubscription.

Delivery of Shares of Common Stock Purchased in the Subscription Offering

All shares of New Investors Bancorp common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription offering will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and offering. We expect trading in the stock to begin either on the day of completion of the conversion and offering or the next business day. The conversion and offering are expected to be completed as soon as practicable following satisfaction of the conditions described below in “—Conditions to Completion of the Conversion.” Until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered, even though the common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

The Contribution of Shares of Common Stock and Cash to the Charitable Foundation

To further our commitment to the communities we serve and may serve in the future, we intend, subject to our depositors’ and stockholders’ approval, to make a new contribution to the Charitable Foundation as part of the conversion. We intend to contribute to the Charitable Foundation $10.0 million in cash and 1,000,000 shares of common stock, for a total contribution of $20.0 million. As a result of the issuance of shares to the Charitable Foundation and the cash contribution, we expect to record an after-tax expense of approximately $12.6 million during the quarter in which the conversion is completed.

Under the Internal Revenue Code, a corporate entity is generally permitted to deduct up to 10% of its taxable income (taxable income before the charitable contributions deduction) in any one year for charitable contributions. Any contribution in excess of the 10% limit may generally be deducted for federal income tax purposes over the five years following the year in which the charitable contribution was made. Accordingly, a charitable contribution by a corporate entity to a charitable foundation could, if necessary, be deducted for federal income tax purposes over a six-year period. Our overall charitable contribution deduction could be limited if our future taxable income is insufficient to allow for the full deduction within the 10% of taxable income limitation, which would result in an increase to income tax expense.

The Charitable Foundation is dedicated to supporting charitable causes and community development activities in the communities in which we operate or may operate. During the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, the Charitable Foundation made charitable contributions of $1.0 million, $1.1 million and $879,000, respectively.

Issuing shares of common stock to the Charitable Foundation will:

•	dilute the ownership interests of purchasers of shares of our common stock in the stock offering;

•	dilute the voting interests of purchasers of shares of our common stock in the stock offering; and

•	result in an expense, and a reduction in our earnings during the quarter in which the contribution is made, relating to the contribution to the Charitable Foundation, offset in part by a corresponding tax benefit.

The additional contribution to the Charitable Foundation has been approved by the board of directors of Investors Bancorp, MHC, Old Investors Bancorp and New Investors Bancorp (excluding those persons who also served on the board of the Charitable Foundation) and must be approved by the depositors of Investors Bank and the stockholders of Old Investors Bancorp at their special meetings being held to consider and vote upon the plan of conversion and reorganization. If depositors or stockholders do not approve the funding of the Charitable Foundation, we will proceed with the conversion and offering without the contribution to the Charitable Foundation and subscribers for common stock will not be resolicited (unless required by the Federal Reserve Board). Without the Charitable Foundation contribution, RP Financial, LC. estimates that our pro forma valuation would be slightly greater and, as a result, a slightly greater number of shares of common stock would be issued in the offering.

RP Financial, LC. will update its appraisal of our estimated pro forma market value at the conclusion of the offering. The pro forma market value reflected in that updated appraisal will be based on the facts and circumstances existing at that time, including, among other things, market and economic conditions, as well as whether the Charitable Foundation is additionally funded with shares of our common stock.

See “Risk Factors—The contribution of shares to the Charitable Foundation will dilute your ownership interest and adversely affect net income in the year we complete the stock offering,” “Risk Factors—Our contribution to the Charitable Foundation may not be fully tax deductible, which could reduce our profits,” and “the Charitable Foundation.”

Conditions to Completion of the Conversion

We cannot complete the conversion and offering unless:

•	The plan of conversion and reorganization is approved by at least a majority of votes eligible to be cast by the depositors of Investors Bank as of [record date];

•	The plan of conversion and reorganization is approved by Old Investors Bancorp stockholders holding at least two-thirds of the outstanding shares of common stock of Old Investors Bancorp as of [record date], including shares held by Investors Bancorp, MHC;

•	The plan of conversion and reorganization is approved by Old Investors Bancorp stockholders holding at least a majority of the outstanding shares of common stock of Old Investors Bancorp as of [record date], excluding shares held by Investors Bancorp, MHC;

•	We sell at least the minimum number of shares of common stock offered in the subscription offering; and

•	We receive any required final regulatory approval to complete the conversion and offering.

Subject to depositor, stockholder and regulatory approvals, we intend to contribute shares of New Investors Bancorp stock and cash to the Charitable Foundation in connection with the conversion. However, depositor and stockholder approval of the contribution to the Charitable Foundation is not a condition to the completion of the conversion and offering. Investors Bancorp, MHC intends to vote its shares in favor of the plan of conversion and reorganization and in favor of the contribution to the Charitable Foundation. At [record date], Investors Bancorp, MHC owned     % of the outstanding shares of common stock of Old Investors Bancorp. The directors and executive officers of Old Investors Bancorp and their affiliates owned                  shares of Old Investors Bancorp common stock (excluding exercisable options), or     % of the outstanding shares of common stock and     % of the outstanding shares of common stock excluding shares held by Investors Bancorp, MHC. They intend to vote those shares in favor of the plan of conversion and reorganization and in favor of the contribution to the Charitable Foundation.

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

If we do not receive orders for at least 161,500,000 shares of common stock, we may take several steps in order to sell the minimum number of shares of common stock in the offering range. Specifically, we may:

(i)	increase the purchase and ownership limitations; and/or

(ii)	seek regulatory approval to extend the offering beyond [extension date]; and/or

(iii)	increase the number of shares purchased by the employee stock ownership plan.

If we extend the offering beyond [extension date], all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will cancel your stock order, promptly return your funds with interest at 0.05% per annum for funds received in the subscription offering or cancel your deposit account withdrawal authorization. If one or more purchase limitations are increased, subscribers in the subscription offering who ordered the maximum amount and who indicated a desire to be resolicited on the stock order form will be given the opportunity to increase their subscriptions up to the then-applicable limit.

Possible Change in the Offering Range

RP Financial, LC. will update its appraisal before we complete the offering. If, as a result of demand for the shares or changes in market conditions, RP Financial, LC. determines that our pro forma market value has increased, we may sell up to 251,275,000 shares in the offering without further notice to you. If our pro forma market value, including shares issued to the Charitable Foundation, at that time is either below $2.62 billion or above $4.08 billion, then, after consulting with our regulators, we may:

•	terminate the stock offering, cancel stock orders, promptly return all funds (with interest paid on funds received in the subscription offering) and cancel any deposit account withdrawal authorizations;

•	set a new offering range; or

•	take such other actions as may be permitted.

If we set a new offering range, we will cancel stock orders, promptly return funds with interest at 0.05% per annum for funds received for purchases in the subscription offering, and cancel any authorization to withdraw funds from deposit accounts for the purchase of shares of common stock. We will resolicit subscribers, allowing them to place a new stock order for a specified period of time.

Possible Termination of the Offering

We may terminate the offering at any time prior to the special meeting of depositors of Investors Bank that has been called to vote on the plan of conversion and reorganization, and at any time after member approval with the approval of the Federal Reserve Board. If we terminate the offering, we will cancel stock orders, promptly return funds with interest at 0.05% per annum for funds received in the subscription offering, and we will cancel deposit account withdrawal authorizations.

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion

We expect our employee stock ownership plan, which is a tax-qualified retirement plan for the benefit of all of our employees, to purchase 3% of the shares of common stock we sell in the offering and issue to the Charitable Foundation.

Federal regulations permit us to implement one or more new stock-based benefit plans no earlier than six months after completion of the conversion. Our current intention is to implement one or more new stock-based benefit plans, but we have not determined whether we will adopt the plans within 12 months following the completion of the conversion or more than 12 months following the completion of the conversion. Stockholder approval of these plans would be required. If we implement stock-based benefit plans within 12 months following the completion of the conversion, the stock-based benefit plans would reserve a number of shares (i) up to 4% of the shares of common stock sold in the offering and issued to the Charitable Foundation (reduced by amounts purchased in excess of 4% of the shares of common stock sold in the offering by our 401(k) plan using its purchase priority in the stock offering) for awards of restricted stock to key employees and directors, at no cost to the recipients, and (ii) up to 10% of the shares of common stock sold in the offering and issued to the Charitable Foundation for issuance pursuant to the exercise of stock options by key employees and directors. If the stock-based benefit plan is adopted more than 12 months after the completion of the conversion, it would not be subject to the percentage limitations set forth above. We have not yet determined the number of shares that would be reserved for issuance under these plans. For a description of our current stock-based benefit plan, see “Management—Stock Option and Stock Award Program.”

The following table summarizes the number of shares of common stock and the aggregate dollar value of grants that will be available under one or more stock-based benefit plans if such plans reserve a number of shares of common stock equal to 4% and 10% of the shares sold in the stock offering and issued to the Charitable Foundation for restricted stock awards and stock options, respectively. The table shows the dilution to stockholders if all such shares are issued from authorized but unissued shares, instead of purchased in the open market. A portion of the stock grants shown in the table below may be made to non-management employees. The table also sets forth the number of shares of common stock to be acquired by the employee stock ownership plan for allocation to all qualifying employees.

	Number of Shares to be Granted or Purchased
			As a Percentage of Common Stock to be Sold in the	Dilution Resulting	Value of Grants (In Thousands) (1)
	At Minimum of Offering Range	At Adjusted Maximum of Offering Range	Offering and Issued to the Charitable Foundation	From Issuance of Shares for Stock-Based Benefit Plans	At Minimum of Offering Range	At Adjusted Maximum of Offering Range

Employee stock ownership plan	4,875,000	7,568,250	3.00%	— (2)	$48,750	$75,683
Restricted stock awards	6,500,000	10,091,000	4.00	2.42%	65,000	100,910
Stock options	16,250,000	25,227,500	10.00	5.83%	41,600	64,582

Total	27,625,000	42,886,750	17.00%	7.98%	$155,350	$241,175

(1)	The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value for stock awards is assumed to be the same as the offering price of $10.00 per share. The fair value of stock options has been estimated at $2.56 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; an expected option term of 10 years; a dividend yield of 2.0%; a risk-free rate of return of 2.64%; and expected volatility of 23.37%. The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted.
(2)	No dilution is reflected for the employee stock ownership plan because these shares are assumed to be purchased in the stock offering.

We may fund our stock-based benefit plans through open market purchases, as opposed to new issuances of stock; however, if any options previously granted under our existing 2006 Equity Incentive Plan are exercised during the first year following completion of the offering, they will be funded with newly issued shares as federal regulations do not permit us to repurchase our shares during the first year following the completion of the offering except to fund the grants of restricted stock under our existing stock-based benefit plan or under extraordinary circumstances.

Tax Consequences

Investors Bancorp, MHC, Old Investors Bancorp, Investors Bank and New Investors Bancorp have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., regarding the material federal income tax consequences of the conversion, and have received an opinion of KPMG LLP regarding the material New Jersey state income tax consequences of the conversion. As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to Investors Bancorp, MHC, Old Investors Bancorp (except for cash paid for fractional shares), Investors Bank, New Investors Bancorp, persons eligible to subscribe in the subscription offering, or existing stockholders of Old Investors Bancorp. Existing stockholders of Old Investors Bancorp who receive cash in lieu of fractional shares of New Investors Bancorp will recognize a gain or loss equal to the difference between the cash received and the tax basis of the fractional share.

How You Can Obtain Additional Information—Stock Information Center

Our banking personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the conversion or offering, please call our Stock Information Center. The toll-free telephone number is [stock center number]. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on weekends and bank holidays.

RISK FACTORS

You should consider carefully the following risk factors in evaluating an investment in the shares of common stock.

Risks Related to Our Business

Because we intend to continue to increase our commercial originations, our credit risk will increase.

At September 30, 2013, our portfolio of commercial real estate, multi-family, construction and C&I, loans totaled $6.17 billion, or 53.5% of our total loans. We intend to increase our originations of commercial real estate, multi-family, construction and C&I loans, which generally have more risk than one- to four-family residential mortgage loans. As the repayment of commercial real estate loans depends on the successful management and operation of the borrower’s properties or related businesses, repayment of such loans can be affected by adverse conditions in the real estate market or the local economy. In addition, our commercial borrowers may have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. Because we plan to continue to increase our originations of these loans, it may be necessary to increase the level of our allowance for loan losses because of the increased risk characteristics associated with these types of loans. Any such increase to our allowance for loan losses would adversely affect our earnings.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If actual results differ significantly from our assumptions, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Material additions to our allowance would materially decrease our net income. Our allowance for loan losses at September 30, 2013 of $166.8 million was 1.45% of total loans and 124.37% of non-performing loans at such date.

In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. A material increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities would have a material adverse effect on our financial condition and results of operations.

A significant portion of our multi-family and nearly all of our C&I loan portfolio is unseasoned. It is difficult to judge the future performance of unseasoned loans.

Our multi-family loan portfolio has increased to $3.56 billion at September 30, 2013 from $482.8 million at June 30, 2009. Our C&I loan portfolio has increased to $195.2 million at September 30, 2013 from $15.7 million at June 30, 2009. Consequently, a large portion of our multi-family loans and nearly all of our C&I loans are unseasoned. It is difficult to assess the future performance of these recently originated loans because of their relatively limited payment history from which to judge future collectability, especially in the current weak economic environment. These loans may experience higher delinquency or charge-off levels than our historical loan portfolio experience, which could adversely affect our future performance.

Our liabilities reprice faster than our assets and future increases in interest rates will reduce our profits.

Our ability to make a profit largely depends on our net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between:

•	the interest income we earn on our interest-earning assets, such as loans and securities; and

•	the interest expense we pay on our interest-bearing liabilities, such as deposits and borrowings.

The interest income we earn on our assets and the interest expense we pay on our liabilities are generally fixed for a contractual period of time. Our liabilities generally have shorter contractual maturities than our assets. This imbalance can create significant earnings volatility, because market interest rates change over time. In a period of rising interest rates, the interest income earned on our assets may not increase as rapidly as the interest paid on our liabilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management of Market Risk.”

In addition, changes in interest rates can affect the average life of loans and mortgage-backed and related securities. A reduction in interest rates causes increased prepayments of loans and mortgage-backed and related securities as borrowers refinance their debt to reduce their borrowing costs. This creates reinvestment risk, which is the risk that we may not be able to reinvest the funds from faster prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. Conversely, an increase in interest rates generally reduces prepayments. Additionally, increases in interest rates may decrease loan demand and/or make it more difficult for borrowers to repay adjustable-rate loans.

Changes in interest rates also affect the current market value of our interest-earning securities portfolio. Generally, the value of securities moves inversely with changes in interest rates. At September 30, 2013, the fair value of our total securities portfolio was $1.50 billion. Unrealized net losses on securities available-for-sale are reported as a separate component of equity. To the extent interest rates increase and the value of our available-for-sale portfolio decreases, our stockholders’ equity will be adversely affected.

We evaluate interest rate sensitivity using models that estimate the change in our net portfolio value over a range of interest rate scenarios. Net portfolio value is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts. At September 30, 2013, in the event of a 200 basis point increase in interest rates, whereby rates increase evenly over a twelve-month period, and assuming management took no action to mitigate the effect of such change, the model projects that we would experience a 17.0% or $200.8 million decrease in net portfolio value and 8.0% or $33.9 million decrease in net interest income.

Changes in interest rates could adversely affect our financial condition and results of operations.

Our results of operations and financial condition are affected by changes in interest rates. Our results of operations depend substantially on net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense paid on interest-bearing liabilities. We are also subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage-related securities. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that it is unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on existing loans and securities. Additionally, increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans.

Changes in interest rates also affect the value of our interest-earning assets, and in particular, our securities portfolio. Generally, the value of securities fluctuates inversely with changes in interest rates. Unrealized losses on securities available for sale, net of tax, are reported as a separate component of stockholders’ equity. As such, decreases in the fair value of securities available for sale resulting from increases in market interest rates, would have an adverse effect on stockholders’ equity.

Historically low interest rates may adversely affect our net interest income and profitability.

During the past four years it has been the policy of the Federal Reserve Board to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of mortgage-backed securities. As a result, market rates on the loans we have originated and the yields on securities we have purchased have been at lower levels than available prior to 2008. As a general matter, our interest-bearing liabilities reprice or mature more quickly than our interest-earning assets, which has been one factor contributing to the increase in our interest rate spread as interest rates decreased. However, our ability to lower our interest expense will be limited at these interest rate levels while the average yield on our interest-earning assets may continue to decrease. The Federal Reserve Board has recently indicated its intention to maintain low interest rates until at least late 2014. Accordingly, our net interest income may be adversely affected and may decrease, which may have an adverse effect on our profitability.

We may not be able to continue to grow our business, which may adversely impact our results of operations.

Our total assets have grown from approximately $8.1 billion at June 30, 2009 to $13.8 billion at September 30, 2013. Our business strategy calls for continued expansion. Our ability to continue to grow depends, in part, upon our ability to open new branch locations, successfully attract deposits, identify favorable loan and investment opportunities, and acquire other banks and non-bank entities. In the event that we do not continue to grow, our results of operations could be adversely impacted.

Our ability to grow successfully will depend on whether we can continue to fund this growth while maintaining cost controls and asset quality, as well as on factors beyond our control, such as national and regional economic conditions and interest rate trends. If we are not able to control costs and maintain asset quality, such growth could adversely impact our earnings and financial condition.

We could be required to repurchase mortgage loans or indemnify mortgage loan purchasers due to breaches of representations and warranties, borrower fraud, or certain borrower defaults, which could have an adverse impact on our liquidity, results of operations and financial condition.

We sell into the secondary market a portion of the residential mortgage loans that we originate through our mortgage subsidiary, Investors Home Mortgage. The whole loan sale agreements we enter into in connection with such loan sales require us to repurchase or substitute mortgage loans in the event there was a breach of any of representations or warranties. In addition, we may be required to repurchase mortgage loans as a result of borrower fraud or in the event of early payment default of the borrower on a mortgage loan. We have established a reserve for estimated repurchase and indemnification obligations on the residential mortgage loans that we sell. We make various assumptions and judgments in determining the amount of our reserve for residential loans sold into the secondary market. If our assumptions are incorrect, our reserve may not be sufficient to cover losses from repurchase and indemnification obligations related to our residential loans sold. Such event would have an adverse effect on our earnings.

We may incur impairments to goodwill.

At September 30, 2013, we had approximately $77.3 million recorded as goodwill. We evaluate goodwill for impairment, at least annually. Significant negative industry or economic trends, including the decline in the market price of our common stock, or reduced estimates of future cash flows or disruptions to our business could result in impairments to goodwill. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely on projections of future operating performance. We operate in competitive environments and projections of future operating results and cash flows may vary significantly from actual results. If our analysis results in impairment to goodwill, we would be required to record an impairment charge to earnings in our financial statements during the period in which such impairment is determined to exist. Any such change could have an adverse effect on our results of operations and stock price.

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

Investors Bank is subject to extensive regulation, supervision and examination by the NJDBI, our chartering authority, by the FDIC, as insurer of our deposits, and by the recently created CFPB, with respect to consumer protection laws. As a bank holding company, New Investors Bancorp will be subject to regulation and oversight by the Federal Reserve Board. Such regulation and supervision govern the activities in which a bank and its holding company may engage and are intended primarily for the protection of the insurance fund and depositors. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the requirement for additional capital, the imposition of restrictions on our operations, the classification of our assets and the adequacy of our allowance for loan losses and approval of merger transactions. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, could have a material impact on Investors Bank, New Investors Bancorp and our operations.

The potential exists for additional Federal or state laws and regulations regarding capital requirements, lending and funding practices and liquidity standards, and bank regulatory agencies are expected to remain active in responding to concerns and trends identified in examinations, including the potential issuance of formal enforcement orders. Actions taken to date, as well as potential actions, may not have the beneficial effects that are intended. In addition, new laws, regulations, and other regulatory changes could increase our increase our costs of regulatory compliance and of doing business, and otherwise affect our operations. New laws, regulations, and other regulatory changes, along with negative developments in the financial industry and the domestic and international credit markets, may significantly affect the markets in which we do business, the markets for and value of our loans and investments, and our on-going operations, costs and profitability.

A continuation or worsening of economic conditions could adversely affect our financial condition and results of operations.

Although the U.S. economy has emerged from the severe recession that occurred in 2008 and 2009, economic growth has been slow and unemployment levels remain high despite the Federal Reserve Board’s unprecedented efforts to maintain low market interest rates and encourage economic growth. Recovery by many businesses has been impaired by lower consumer spending. A discontinuation of the Federal Reserve Board’s bond purchasing program could result in higher interest rates and reduced economic activity. Moreover, a return to prolonged deteriorating economic conditions could significantly affect the markets in which we do business, the value of our loans and investments, and our on-going operations, costs and profitability. Further declines in real estate values and sales volumes and continued elevated unemployment levels may result in greater loan delinquencies, increases in our nonperforming, criticized and classified assets and a decline in demand for our products and services. These events may cause us to incur losses and may adversely affect our financial condition and results of operations.

Our inability to achieve profitability on new branches may negatively affect our earnings.

We have expanded our presence throughout our market area and we intend to pursue further expansion through de novo branching or the purchase of branches from other financial institutions. The profitability of our expansion strategy will depend on whether the income that we generate from the new branches will offset the increased expenses resulting from operating these branches. We expect that it may take a period of time before these branches can become profitable, especially in areas in which we do not have an established presence. During this period, the expense of operating these branches may negatively affect our net income.

Growing by acquisition entails integration and certain other risks.

We completed the acquisition of Roma Financial Corporation on December 6, 2013 and anticipate completing the acquisition of Gateway Community Financial Corp. prior to January 31, 2014. Failure to successfully integrate systems upon the completion of these acquisitions could have a material impact on the operations of Investors Bank.

Future acquisition activity could dilute book value.

Both nationally and in New Jersey, the banking industry is undergoing consolidation marked by numerous mergers and acquisitions. From time to time we may be presented with opportunities to acquire institutions and/or bank branches and we may engage in discussions and negotiations. Acquisitions typically involve the payment of a premium over book and trading values, and therefore, may result in the dilution of our book value per share.

The Dodd-Frank Act, among other things, created a new CFPB, tightened capital standards and will continue to result in new laws and regulations that are expected to increase our costs of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) is significantly changing the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impacts of the Dodd-Frank Act may not be known for many months or years. However, it is expected that the legislation and implementing regulations may materially increase our operating and compliance costs.

The Dodd-Frank Act created the CFPB with broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The CFPB has examination and enforcement authority over all banks with more than $10 billion in assets, such as Investors Bank. Banks with $10 billion or less in assets will continue to be examined for compliance with the consumer laws by their primary bank regulators. The Dodd-Frank Act also weakens the federal preemption rules that have been applicable for national banks and federal savings associations, and gives state attorneys general the ability to enforce federal consumer protection laws.

The Dodd-Frank Act requires minimum leverage (Tier 1) and risk-based capital requirements for bank and savings and loan holding companies that are no less than those applicable to banks, which will exclude certain instruments that previously have been eligible for inclusion by bank holding companies as Tier 1 capital, such as trust preferred securities.

Effective July 21, 2011, the Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts, which could result in an increase in our interest expense.

The Dodd-Frank Act also broadens the base for FDIC deposit insurance assessments. Assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution, rather than deposits. The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and non-interest bearing transaction accounts had unlimited deposit insurance through December 31, 2012. The legislation also increases the required minimum reserve ratio for the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits, and directs the FDIC to offset the effects of increased assessments on depository institutions with less than $10 billion in assets.

The Dodd-Frank Act requires publicly traded companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments. It also provides that the listing standards of the national securities exchanges shall require listed companies to implement and disclose “clawback” policies mandating the recovery of incentive compensation paid to executive officers in connection with accounting restatements. The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives.

Effective December 10, 2013, pursuant to the Dodd-Frank Act, federal banking and securities regulators issued final rules to implement Section 619 of the Dodd-Frank Act (the “Volcker Rule”). Generally, subject to a transition period and certain exceptions, the Volcker Rule restricts insured depository institutions and their affiliated companies from engaging in short-term proprietary trading of certain securities, investing in funds with collateral comprised of less than 100% loans that are not registered with the Securities and Exchange Commission (“SEC”) and from engaging in hedging activities that do not hedge a specific identified risk. After the transition period, the Volcker Rule prohibitions and restrictions will apply to banking entities, including Old Investors Bancorp, unless an exception applies. We are analyzing the impact of the Volcker Rule on our investment portfolio and we anticipate changes to our investment strategies, which could negatively affect our earnings.

We will become subject to more stringent capital requirements, which may adversely impact our return on equity, or constrain us from paying dividends or repurchasing shares.

In July 2013, the FDIC and the Federal Reserve Board approved a new rule that will substantially amend the regulatory risk-based capital rules applicable to Investors Bank and New Investors Bancorp. The final rule implements the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act.

The final rule includes new minimum risk-based capital and leverage ratios, which will be effective for Investors Bank and New Investors Bancorp on January 1, 2015, and refines the definition of what constitutes “capital” for purposes of calculating these ratios. The new minimum capital requirements will be: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4%. The final rule also establishes a “capital conservation buffer” of 2.5%, and will result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 to risk-based assets capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement would be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase each year until fully implemented in January 2019. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such actions.

The application of more stringent capital requirements for Investors Bank and New Investors Bancorp could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions constraining us from paying dividends or repurchasing shares if we were to be unable to comply with such requirements.

New regulations could restrict our ability to originate and sell mortgage loans.

The CFPB has issued a rule designed to clarify for lenders how they can avoid monetary damages under the Dodd-Frank Act, which would hold lenders accountable for ensuring a borrower’s ability to repay a mortgage. Loans that meet this “qualified mortgage” definition will be presumed to have complied with the new ability-to-repay standard. Under the CFPB’s rule, a “qualified mortgage” loan must not contain certain specified features, including:

•	excessive upfront points and fees (those exceeding 3% of the total loan amount, less “bona fide discount points” for prime loans);

•	interest-only payments;

•	negative-amortization; and

•	terms longer than 30 years.

Also, to qualify as a “qualified mortgage,” a borrower’s total debt-to-income ratio may not exceed 43%. Lenders must also verify and document the income and financial resources relied upon to qualify the borrower for the loan and underwrite the loan based on a fully amortizing payment schedule and maximum interest rate during the first five years, taking into account all applicable taxes, insurance and assessments. The CFPB’s rule on qualified mortgages could limit our ability or desire to make certain types of loans or loans to certain borrowers, or could make it more expensive/and or time consuming to make these loans, which could limit our growth or profitability.

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market area, we compete with numerous commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Some of our competitors have substantially greater resources and lending limits than we have, have greater name recognition and market presence that benefit them in attracting business, and offer certain services that we do not or cannot provide. In addition, larger competitors may be able to price loans and deposits more aggressively than we do. Our profitability depends upon our continued ability to successfully compete in our market area. The greater resources and deposit and loan products offered by some of our competitors may limit our ability to increase our interest-earning assets. For additional information see “Business of Investors Bank—Competition.”

Any future increase in FDIC insurance premiums will adversely impact our earnings.

As a “large institution” within the meaning of FDIC regulations (i.e., greater than $10 billion in assets), Investors Bank’s deposit insurance premium is determined differently than smaller banks. Small banks are assessed based on a risk classification determined by examination ratings, financial ratios and certain specified adjustments. However, beginning in 2011, large institutions became subject to assessment based upon a more detailed scorecard approach involving (i) a performance score determined using forward-looking risk measures, including certain stress testing, and (ii) a loss severity score, which is designed to measure, based on modeling, potential loss to the FDIC insurance fund if the institution failed. The total score is converted to an assessment rate, subject to certain adjustments, with institutions deemed riskier paying higher assessments. In October 2012, the FDIC issued a final rule, effective March 1, 2013, which clarifies and refines its large bank assessment formula. Since the large institution assessment procedure is still relatively unknown, the long term effect on Investors Bank’s deposit insurance assessment is not yet certain.

In 2009, the FDIC also issued a final rule pursuant to which all insured depository institutions were required to prepay on December 30, 2009 their estimated assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012. The assessment rate for the fourth quarter of 2009 and for 2010 was based on each institution’s total base assessment rate for the third quarter of 2009, modified to assume that the assessment rate in effect on September 30, 2009 had been in effect for the entire third quarter, and the assessment rate for 2011 and 2012 would be equal to the modified third quarter assessment rate plus an additional three basis points. In addition, each institution’s base assessment rate for each period was calculated using its third quarter assessment base, adjusted quarterly for an estimated 5% annual growth rate in the assessment base through the end of 2012. We made a payment of $35.9 million to the FDIC on December 30, 2009, and recorded the payment as a prepaid expense. At September 30, 2013 we had no remaining prepaid expense.

We may eliminate dividends on our common stock.

On September 28, 2012, we declared our first quarterly cash dividend and we have paid quarterly cash dividend since then. Although we have begun paying quarterly cash dividends to our stockholders, stockholders are not entitled to receive dividends. Downturns in domestic and global economies and other factors could cause our board of directors to consider, among other things, the elimination of or reduction in the amount and/or frequency of cash dividends paid on our common stock.

We could be adversely affected by failure in our internal controls.

A failure in our internal controls could have a significant negative impact not only on our earnings, but also on the perception that customers, regulators and investors may have of us. We continue to devote a significant amount of effort, time and resources to continually strengthening our controls and ensuring compliance with complex accounting standards and banking regulations. For example, we are planning a core system conversion in 2015 in an effort to further strengthen such internal controls and compliance systems, as well as allow for more the processing of more complex transactions by our customers. Failure to properly and timely implement the core system conversion could have a material adverse effect on our operations.

Risks associated with system failures, interruptions, or breaches of security could negatively affect our earnings.

Information technology systems are critical to our business. We use various technology systems to manage our customer relationships, general ledger, securities investments, deposits, and loans. We have established policies and procedures to prevent or limit the impact of system failures, interruptions, and security breaches, but such events may still occur or may not be adequately addressed if they do occur. In addition, any compromise of our systems could deter customers from using our products and services. Although we rely on security systems to provide security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from compromises or breaches of security.

In addition, we outsource a majority of our data processing to certain third-party providers. If these third-party providers encounter difficulties, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any system failures, interruption, or breach of security could damage our reputation and result in a loss of customers and business thereby subjecting us to additional regulatory scrutiny, or could expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

Our recruitment efforts may not be sufficient to implement our business strategy and execute successful operations.

As we continue to grow, we may find our recruitment efforts more challenging. If we do not succeed in attracting, hiring, and integrating experienced or qualified personnel, we may not be able to continue to successfully implement our business strategy.

We recently hired an asset based lending team and expanded our business lending into the healthcare market, both of which may expose us to increased lending risks and have a negative effect on our results of operations.

In an effort to diversify our loan portfolio, we have recently hired an asset based lending team and a healthcare lending team. These types of loans generally have a higher risk of loss compared to our one- to four-family residential real estate loans and multi-family loans, which could have a negative effect on our results of operations. In addition, because we are not as experienced with these new loan products, we may require additional time and resources for offering and managing such products effectively or may be unsuccessful in offering such products at a profit.

Severe weather, acts of terrorism and other external events could impact our ability to conduct business.

Recent weather-related events have adversely impacted our market area, especially areas located near coastal waters and flood prone areas. Such events that may cause significant flooding and other storm-related damage may become more common events in the future. Financial institutions have been, and continue to be, targets of terrorist threats aimed at compromising operating and communication systems and the metropolitan New York area and Northern New Jersey remain central targets for potential acts of terrorism. Such events could cause significant damage, impact the stability of our facilities and result in additional expenses, impair the ability of our borrowers to repay their loans, reduce the value of collateral securing repayment of our loans, and result in the loss of revenue. While we have established and regularly test disaster recovery procedures, the occurrence of any such event could have a material adverse effect on our business, operations and financial condition.

Risks Related to the Offering

The future price of the shares of common stock may be less than the $10.00 purchase price per share in the offering.

If you purchase shares of common stock in the offering, you may not be able to sell them later at or above the $10.00 purchase price in the offering. In many cases, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the initial offering price. The aggregate purchase price of the shares of common stock sold in the offering will be based on an independent appraisal. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time. After the shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, changes in federal tax laws, new regulations, investor perceptions of New Investors Bancorp and the outlook for the financial services industry in general. Price fluctuations in our common stock may be unrelated to our operating performance.

Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance.

We intend to invest between $783.7 million and $1.22 billion of the net proceeds of the offering in Investors Bank. We may use the remaining net proceeds to invest in short-term investments, repurchase shares of common stock, subject to compliance with regulatory requirements, pay dividends or for other general corporate purposes. We also expect to use a portion of the net proceeds we retain to fund a loan to our employee stock ownership plan to purchase shares of common stock in the offering. Investors Bank may use the net proceeds it receives to fund new loans, purchase investment securities, acquire financial institutions or financial services companies, build new branches or acquire branches, or for other general corporate purposes. With the exception of the loan to the employee stock ownership plan, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and when we reinvest such proceeds. Also, certain of these uses, such as opening new branches or acquiring other financial institutions, may require the approval of the NJDBI, the FDIC or the Federal Reserve Board. We have not established a timetable for reinvesting the net proceeds, and we cannot predict how long we will require to reinvest the net proceeds. Our failure to utilize these funds effectively would reduce our profitability and may adversely affect the value of our common stock.

Our return on equity may be low following the stock offering. This could negatively affect the trading price of our shares of common stock.

Net income divided by average stockholders’ equity, known as “return on equity,” is a ratio many investors use to compare the performance of financial institutions. Our return on equity may be low until we are able to leverage the additional capital we receive from the stock offering. Our return on equity will be negatively affected by added expenses associated with our employee stock ownership plan and the stock-based benefit plans we intend to adopt. Until we can increase our net interest income and non-interest income and leverage the capital raised in the offering into higher yielding assets, we expect our return on equity to be low, which may reduce the market price of our common stock.

The contribution of shares to the Charitable Foundation will dilute your ownership interest and adversely affect net income in the year we complete the stock offering.

Subject to depositor and stockholder approval, we intend to make a contribution to the Charitable Foundation in the form of shares of common stock equal to $10.0 million in value and $10.0 million in cash, for an aggregate contribution of $20.0 million. The aggregate contribution will have an adverse effect on our net income for the quarter and year in which we make the contribution to the Charitable Foundation. The after-tax expense of the contribution will reduce net income by approximately $12.6 million at the adjusted maximum of the valuation range. Persons purchasing shares in the stock offering will have their ownership and voting interests in New Investors Bancorp diluted by up to 0.38% at the minimum of the valuation range due to the issuance of shares of common stock to the Charitable Foundation.

Our contribution to the Charitable Foundation may not be fully tax deductible, which could reduce our profits.

We may not have sufficient taxable income to be able to use the deduction fully. Under the Internal Revenue Code, a corporate entity is generally permitted to deduct charitable contributions in an amount of up to 10% of its taxable income (taxable income before the charitable contributions deduction) in any one year for charitable contributions. Any contribution in excess of the 10% limit may be deducted for federal and state income tax purposes over the five years following the year in which the charitable contribution was made. Accordingly, a charitable contribution by a corporate entity could, if necessary, be deducted for federal and state income tax purposes over a six-year period. Our taxable income over this period may not be sufficient to fully use this deduction.

In the event that the contribution to the Charitable Foundation is not fully tax deductible, we would recognize after-tax expense up to the value of the non-deductible contribution, or $12.6 million at the adjusted maximum of the valuation range should the entire contribution not be deductible.

Our stock-based benefit plans will increase our expenses and reduce our income.

We intend to adopt one or more new stock-based benefit plans after the conversion, subject to stockholder approval, which will increase our annual compensation and benefit expenses related to the stock options and stock awards granted to participants under the new stock-based benefit plan. The actual amount of these new stock-related compensation and benefit expenses will depend on the number of options and stock awards actually granted, the fair market value of our stock or options on the date of grant, the vesting period, and other factors which we cannot predict at this time. In the event we adopt a stock-based benefit plan within 12 months following the conversion, the total shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under our proposed stock-based benefit plans will be limited to 4% and 10%, respectively, of the total shares of our common stock sold in the stock offering and issued to the Charitable Foundation.

In addition, we will recognize expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts, and we will recognize expense for restricted stock awards and stock options over the vesting period of awards made to recipients. The expense in the first year following the offering for shares purchased in the offering has been estimated to be approximately $2.5 million ($1.6 million after tax) at the adjusted maximum of the offering range assuming the employee stock ownership plan purchases 3% of the shares of common stock sold in the offering and issued to the Charitable Foundation as set forth in the pro forma financial information under “Pro Forma Data,” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock. For further discussion of our proposed stock-based plans, see “Management—Benefits to be Considered Following Completion of the Conversion.”

The implementation of stock-based benefit plans may dilute your ownership interest. Historically, stockholders have approved these stock-based benefit plans.

We intend to adopt one or more new stock-based benefit plans following the stock offering. These plans may be funded either through open market purchases or from the issuance of authorized but unissued shares of common stock. Our ability to repurchase shares of common stock to fund these plans will be subject to many factors, including applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of the stock, our capital levels, alternative uses for our capital and our financial performance. While our intention is to fund the new stock-based benefit plans through open market purchases, stockholders would experience an 7.98% dilution in ownership interest at the minimum of the offering range in the event newly issued shares of our common stock are used to fund stock options and shares of restricted common stock in an amount equal to 10% and 4%, respectively, of the shares sold in the offering. In the event we adopt a stock-based benefit plan more than 12 months following the conversion, the plan would not be subject to these limitations and stockholders could experience greater dilution.

Although the implementation of the stock-based benefit plans will be subject to stockholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by stockholders.

We have not determined when we will adopt one or more new stock-based benefit plans. Stock-based benefit plans adopted more than 12 months following the completion of the conversion may exceed regulatory restrictions on the size of stock-based benefit plans adopted within 12 months, which would further increase our costs.

If we adopt stock-based benefit plans more than 12 months following the completion of the conversion, then grants of shares of common stock or stock options under our existing and proposed stock-based benefit plans may exceed 4% and 10%, respectively, of the total shares of our common stock sold in the stock offering and issued to the Charitable Foundation. Stock-based benefit plans that provide for awards in excess of these amounts would increase our costs beyond the amounts estimated in “—Our stock-based benefit plans will increase our expenses and reduce our income.” Stock-based benefit plans that provide for awards in excess of these amounts could also result in dilution to stockholders in excess of that described in “—The implementation of stock-based benefit plans may dilute your ownership interest. Historically, stockholders have approved these stock-based benefit plans.” Although the implementation of stock-based benefit plans would be subject to stockholder approval, the determination as to the timing of the implementation of such plans will be at the discretion of our board of directors.

Various factors may make takeover attempts of New Investors Bancorp more difficult to achieve.

Certain provisions of our certificate of incorporation and state and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of New Investors Bancorp without our board of directors’ approval. Under regulations applicable to the conversion, for a period of three years following completion of the conversion, no person may acquire beneficial ownership of more than 10% of our common stock without prior approval of the Federal Reserve Board. Under federal law, subject to certain exemptions, a person, entity or group must notify the Federal Reserve Board before acquiring control of a bank holding company. Acquisition of 10% or more of any class of voting stock of a bank holding company, including shares of our common stock or shares of our preferred stock were those shares to become entitled to vote upon the election of two directors because of missed dividends, creates a rebuttable presumption that the acquirer “controls” the bank holding company. Also, a bank holding company must obtain the prior approval of the Federal Reserve Board before, among other things, acquiring direct or indirect ownership or control of more than 5% of any class of voting shares of any bank, including Investors Bank. There also are provisions in our certificate of incorporation that may be used to delay or block a takeover attempt, including a provision that prohibits any person from voting more than 10% of the shares of common stock outstanding. Furthermore, shares of restricted stock and stock options that we have granted or may grant to employees and directors, stock ownership by our management and directors, employment agreements that we have entered into with our executive officers and other factors may make it more difficult for companies or persons to acquire control of New Investors Bancorp without the consent of our board of directors. Taken as a whole, these statutory provisions and provisions in our certificate of incorporation could result in our being less attractive to a potential acquirer and thus could adversely affect the market price of our common stock.

For additional information, see “Restrictions on Acquisition of New Investors Bancorp,” “Management—Employment Agreements,” and “—Benefits to be Considered Following Completion of the Conversion.”

You may not revoke your decision to subscribe for New Investors Bancorp common stock in the subscription offering after you submit your stock order.

Funds submitted or deposit account withdrawals authorized in connection with a subscription for shares of common stock in the subscription offering will be held by us until the completion or termination of the conversion and offering, including any extension of the expiration date and consummation of a firm commitment underwritten offering. Because completion of the conversion and offering will be subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, LC., among other factors, there may be one or more delays in completing the conversion and offering. Orders submitted in the subscription offering are irrevocable, and purchasers will have no access to their funds unless the offering is terminated, or extended beyond [extension date], or the number of shares to be sold in the offering is increased to more than 218,500,000 shares or decreased to fewer than 161,500,000 shares.

The distribution of subscription rights could have adverse income tax consequences.

If the subscription rights granted to certain current or former depositors or certain borrowers of Investors Bank are deemed to have an ascertainable value, receipt of such rights may be taxable in an amount equal to such value. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. We have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., that it is more likely than not that such rights have no value; however, such opinion is not binding on the Internal Revenue Service.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected consolidated historical financial and other data of Old Investors Bancorp and its subsidiaries for the periods and at the dates indicated. The following is only a summary and you should read it in conjunction with the business and financial information regarding Old Investors Bancorp contained elsewhere in this prospectus, including the consolidated financial statements beginning on page F-1 of this prospectus. The information at December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011, and 2010 is derived in part from the audited consolidated financial statements that appear in this prospectus. The information at December 31, 2010 and 2009, and for the six months ended December 31, 2009 and the year ended June 30, 2009, is derived in part from audited consolidated financial statements that do not appear in this prospectus. The information at September 30, 2013 and for the nine months ended September 30, 2013 and 2012 and for the year ended December 31, 2009, is unaudited and reflects only normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the results to be achieved for all of 2013 or for any other period.

	At September 30,	At December 31,				At June 30,
	2013	2012	2011	2010	2009	2009
	(In thousands)
Selected Financial Condition Data:
Total assets	$13,807,387	$12,722,574	$10,701,585	$9,602,131	$8,357,816	$8,136,432
Loans receivable, net	11,374,012	10,306,786	8,794,211	7,917,705	6,615,459	6,143,169
Loans held-for-sale	9,130	28,233	18,847	35,054	27,043	61,691
Securities held to maturity, net	670,958	179,922	287,671	478,536	717,441	846,043
Securities available for sale, at estimated fair value	816,496	1,385,328	983,715	602,733	471,243	355,016
Bank owned life insurance	116,122	113,941	112,990	117,039	114,542	113,191
Deposits	8,642,335	8,768,857	7,362,003	6,774,930	5,840,643	5,505,747
Borrowed funds	3,796,112	2,705,652	2,255,486	1,826,514	1,600,542	1,730,555
Goodwill	77,270	77,063	21,972	21,609	17,608	17,708
Stockholders’ equity	1,126,648	1,066,817	967,440	901,279	850,213	819,283

	Nine Months Ended September 30,		Year Ended December 31,				Six Months Ended December 31,	Year Ended June 30,
	2013	2012	2012	2011	2010	2009	2009	2009 (1)
	(In thousands)
Selected Operating Data:
Interest and dividend income	$399,025	$366,029	$496,189	$473,572	$428,703	$384,385	$198,272	$368,060
Interest expense	81,851	94,801	123,444	144,488	159,293	192,096	90,471	201,924

Net interest income	317,174	271,228	372,745	329,084	269,410	192,289	107,801	166,136
Provision for loan losses	41,250	48,000	65,000	75,500	66,500	39,450	23,425	29,025

Net interest income after provision for loan losses	275,924	223,228	307,745	253,584	202,910	152,839	84,376	137,111
Non-interest income (loss)	29,118	33,640	44,112	29,170	26,525	14,835	9,007	(148,430)
Non-interest expenses	173,852	147,548	207,007	157,587	130,813	109,118	56,500	97,799

Income (loss) before income tax expense (benefit)	131,190	109,320	144,850	125,167	98,622	58,556	36,883	(109,118)
Income tax expense (benefit)	46,666	41,924	56,083	46,281	36,603	23,444	14,321	(44,200)

Net income (loss)	$84,524	$67,396	$88,767	$78,886	$62,019	$35,112	$22,562	$(64,918)

Earnings (loss) per share - basic	$0.78	$0.63	$0.83	$0.73	$0.57	$0.33	$0.21	$(0.62)
Earnings (loss) per share - diluted	$0.78	$0.62	$0.82	$0.73	$0.56	$0.33	$0.21	$(0.62)

(1)	June 30, 2009 year end results reflected a $158.0 million pre-tax other than temporary impairment (“OTTI”) charge related to investments in trust preferred securities.

	At or For the Nine Months Ended September 30,		At or for the Year Ended December 31,				At or for the Six Months Ended December 31, 2009	At or for the Year Ended June 30,
	2013	2012	2012	2011	2010	2009		2009
	(In thousands)
Selected Financial Ratios and Other Data:
Performance Ratios:
Return (loss) on assets (ratio of net income or loss to average total assets)	0.86%	0.80%	0.77%	0.78%	0.70%	0.45%	0.55%	(0.90)%
Return (loss) on equity (ratio of net income or loss to average equity)	10.30%	8.89%	8.68%	8.43%	6.95%	4.40%	5.46%	(8.14)%
Net interest rate spread (1)	3.23%	3.22%	3.26%	3.22%	2.97%	2.28%	2.49%	2.06%
Net interest margin (2)	3.36%	3.36%	3.40%	3.39%	3.17%	2.53%	2.72%	2.38%
Efficiency ratio (3)	50.20%	48.40%	49.66%	43.68%	44.20%	52.68%	48.37%	552.35%
Efficiency ratio (4)	50.20%	48.40%	46.47%	43.68%	44.20%	50.60%	48.33%	54.39%
Non-interest expenses to average total assets	1.76%	1.75%	1.81%	1.54%	1.47%	1.38%	1.37%	1.35%
Average interest-earning assets to average interest-bearing liabilities	1.15x	1.12x	1.13x	1.11x	1.10x	1.10x	1.10x	1.11x
Dividend payout ratio (6)	19.23%	7.94%	6.02%	—	—	—	—	—
Asset Quality Ratios:
Non-performing assets to total assets	1.01%	1.25%	1.14%	1.48%	1.74%	1.44%	1.44%	1.50%
Non-accrual loans to total loans	0.95%	1.28%	1.16%	1.60%	2.08%	1.81%	1.81%	1.97%
Allowance for loan losses to non-performing loans	124.37%	96.92%	104.29%	76.79%	54.81%	45.80%	45.80%	38.30%
Allowance for loan losses to total loans	1.45%	1.39%	1.36%	1.32%	1.14%	0.83%	0.83%	0.76%
Capital Ratios:
Total capital (to average assets) (5)	7.33%	8.14%	7.59%	8.21%	8.56%	9.03%	9.03%	9.52%
Tier I risk-based capital (to risk-weighted assets (5)	9.82%	11.61%	9.98%	11.65%	12.50%	14.70%	14.70%	15.86%
Total risk-based capital (to risk-weighted assets) (5)	11.08%	12.86%	11.24%	12.91%	13.75%	15.78%	15.78%	16.88%
Equity to total assets	8.16%	9.13%	8.39%	9.04%	9.39%	10.17%	10.17%	10.07%
Other Data:
Tangible equity to tangible assets	7.49%	8.69%	7.67%	8.71%	9.02%	9.83%	9.83%	9.78%
Average equity to average assets	8.33%	9.00%	8.92%	9.26%	10.02%	10.11%	9.99%	11.05%
Book value per common share	$10.32	$9.64	$9.81	$8.98	$8.23	$7.67	$7.67	$7.38
Tangible book value per common share	$9.40	$9.12	$8.89	$8.62	$7.88	$7.38	$7.38	$7.14
Number of full service offices	101	87	101	81	82	65	65	58
Full time equivalent employees	1,283	1,058	1,193	959	869	704	704	647

(1)	The net interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted- average cost of interest-bearing liabilities for the period.
(2)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Excludes pre tax acquisition charges related to Marathon Banking Corporation and Brooklyn Federal Bancorp, Inc. of $13.3 million for the year ended December 31, 2012, OTTI of $1.4 million and $91,000 for the year and six months ended December 31, 2009, respectively, and $158.5 million for the year ended June 30, 2009, respectively. Also excludes FDIC special assessment of $3.6 million for the years ended December 31, 2009 and June 30, 2009.
(5)	Ratios are for Investors Bank and do not include capital retained at the holding company level.
(6)	The dividend payout ratio represents dividends declared per share divided by net income per share.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	competition among depository and other financial institutions;

•	inflation and changes in the interest rate environment that reduce our margins and yields or reduce the fair value of financial instruments or reduce the origination levels in our lending business, or increase the level of defaults, losses and prepayments on loans we have made and make whether held in portfolio or sold in the secondary markets;

•	adverse changes in the securities markets;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•	our ability to manage market risk, credit risk and operational risk in the current economic conditions;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	our ability to successfully integrate acquired entities;

•	changes in consumer spending, borrowing and savings habits;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the SEC or the Public Company Accounting Oversight Board;

•	our ability to retain key employees;

•	changes in the level of government support for housing finance;

•	significant increases in our loan losses; and

•	changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Please see “Risk Factors” beginning on page 20.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the offering will be until the offering is completed, we anticipate that the net proceeds will be between $1.57 billion and $2.44 billion.

We intend to distribute the net proceeds as follows:

	Based Upon the Sale at $10.00 Per Share of
	161,500,000 Shares		190,000,000 Shares		218,500,000 Shares		251,275,000 Shares
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
	(Dollars in thousands)

Offering proceeds	$1,615,000		$1,900,000		$2,185,000		$2,512,750
Less offering expenses	47,526		54,765		62,004		70,329

Net offering proceeds	$1,567,474	100.0%	$1,845,235	100.0%	$2,122,996	100.0%	$2,442,421	100.0%

Distribution of net proceeds:
Contribution to Investors Bank	$783,737	50.0%	$922,617	50.0%	$1,061,498	50.0%	$1,221,210	50.0%
Cash contribution to the Charitable Foundation	$10,000	0.6%	$10,000	0.5%	$10,000	0.5%	$10,000	0.4%
To fund loan to employee stock ownership plan	$48,750	3.1%	$57,300	3.1%	$65,850	3.1%	$75,683	3.1%
Retained by New Investors Bancorp (1)	$724,987	46.3%	$855,318	46.4%	$985,648	46.4%	$1,135,527	46.5%

(1)	In the event stock-based benefit plans providing for stock awards and stock options are approved by stockholders, and assuming shares are purchased for stock awards at $10.00 per share, an additional $65.0 million, $76.4 million, $87.8 million and $100.9 million of net proceeds will be used by New Investors Bancorp. In this case, the net proceeds retained by New Investors Bancorp would be $660.0 million, $778.9 million, $897.8 million and $1.03 billion, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range.

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Investors Bank’s deposits. The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if fewer shares were sold in the subscription offering and more in the firm commitment underwritten offering than we have assumed. In addition, amounts shown for the distribution of the net proceeds at the minimum of the offering range to fund the loan to the employee stock ownership plan and proceeds to be retained by New Investors Bancorp may change if we exercise our right to have the employee stock ownership plan purchase more than 3% of the shares of common stock offered if necessary to complete the offering at the minimum of the offering range.

New Investors Bancorp may use the proceeds it retains from the offering:

•	to invest in securities;

•	to pay off short-term borrowings as they mature;

•	to finance the acquisition of financial institutions or other financial services companies as opportunities arise, although we do not currently have any agreements or understandings regarding any specific acquisition transaction;

•	to pay cash dividends to stockholders;

•	to repurchase shares of our common stock, when permitted; and

•	for other general corporate purposes.

See “Our Dividend Policy” for a discussion of our expected dividend policy following the completion of the conversion. Under current federal regulations, we may not repurchase shares of our common stock during the first year following the completion of the conversion, except when extraordinary circumstances exist and with prior regulatory approval, or except to fund management recognition plans (which would require notification to the Federal Reserve Board) or tax-qualified employee stock benefit plans.

Investors Bank may use the net proceeds it receives from the offering:

•	to expand its retail banking franchise through de novo growth or by acquiring new branches or by acquiring other financial institutions, although we do not currently have any agreements to acquire a financial institution or other entity;

•	to fund new loans;

•	to pay down short-term borrowings as they mature;

•	to improve existing products and services and to support the development of new products and services;

•	to invest in securities; and

•	for other general corporate purposes.

Until we are able to deploy funds as set forth above, a substantial portion of the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities. We have not determined specific amounts of the net proceeds that would be used for the purposes described above. The use of the proceeds outlined above may change based on many factors, including, but not limited to, changes in interest rates, equity markets, laws and regulations affecting the financial services industry, the attractiveness of potential acquisitions to expand our operations, and overall market conditions. The use of the proceeds may also change depending on our ability to receive regulatory approval to establish new branches or acquire other financial institutions.

We expect our return on equity will be lower compared to our performance in recent years, until we are able to reinvest effectively the additional capital raised in the offering. Until we can increase our net interest income and non-interest income, we expect our return on equity to be below the industry average which may negatively affect the value of our common stock. See “Risk Factors—Risks Related to the Offering—Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance.”

OUR DIVIDEND POLICY

After the completion of the conversion, we intend to continue to pay cash dividends on a quarterly basis, subject to market, tax and regulatory considerations. The dividend rate will depend on a number of factors, including our capital requirements, our financial condition and results of operations, the rate of federal and state taxation of dividends, statutory and regulatory limitations, and general economic conditions. We cannot assure you that we will continue to pay dividends in the future, or that any such dividends will not be reduced or eliminated.

After the completion of the conversion, Investors Bank will not be permitted to pay dividends on its capital stock to New Investors Bancorp, its sole stockholder, if Investors Bank’s stockholder’s equity would be reduced below the amount of the liquidation account established in connection with the conversion. In addition, Investors Bank will not be permitted to make a capital distribution if, after making such distribution, it would be undercapitalized. Under New Jersey law, Investors Bank may declare and pay a dividend on its capital stock only to the extent that the payment of the dividend would not impair Investors Bank’s capital stock. In addition, Investors Bank may not pay a dividend unless it would, after the payment of the dividend, have a surplus of not less than 50% of its capital stock, or alternatively, the payment of the dividend would not reduce the surplus.

Any payment of dividends by Investors Bank to New Investors Bancorp that would be deemed to be drawn from Investors Bank’s bad debt reserves, if any, would require a payment of taxes at the then-current tax rate by Investors Bank on the amount of earnings deemed to be removed from the reserves for such distribution. Investors Bank does not intend to make any distribution that would create such a federal tax liability. See “The Conversion and Offering—Liquidation Rights.” For further information concerning additional federal law and regulations regarding the ability of Investors Bank to make capital distributions, including the payment of dividends to New Investors Bancorp, see “Taxation—Federal Taxation” and “Supervision and Regulation.”

New Investors Bancorp will not be permitted to pay dividends on its common stock if its stockholders’ equity would be reduced below the amount of the liquidation account established by New Investors Bancorp in connection with the conversion. The source of dividends will depend on the net proceeds retained by New Investors Bancorp and earnings thereon, and dividends from Investors Bank. In addition, New Investors Bancorp will be subject to state law limitations and federal bank regulatory policy on the payment of dividends. In addition, Delaware law generally limits dividends to our capital surplus or, if there is no capital surplus, our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

We will file a consolidated federal tax return with Investors Bank. Accordingly, it is anticipated that any cash distributions made by us to our stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal tax purposes. Additionally, pursuant to Federal Reserve Board regulations, during the three-year period following the conversion, we will not make any capital distribution to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

MARKET FOR THE COMMON STOCK

New Investors Bancorp’s common stock is currently listed on the Nasdaq Global Select Market under the symbol “ISBC.” Upon completion of the conversion, we expect the shares of common stock of New Investors Bancorp will replace the existing shares of Old Investors Bancorp and trade on the Nasdaq Global Select Market under the symbol “ISBC.”

The following table sets forth the high and low trading prices for shares of our common stock for the periods indicated, as obtained from the Nasdaq Stock Market, and the dividends declared during those periods. As of the close of business on [record date], there were                  shares of common stock outstanding, including                      publicly held shares (shares held by stockholders other than Investors Bancorp, MHC), and approximately                      stockholders of record. The number of stockholders of record does not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

	Price Per Share		Dividends Paid
	High	Low

2013
Fourth quarter (through December 18, 2013)	$24.42	$21.62	$0.05
Third quarter	$22.59	$20.52	$0.05
Second quarter	$21.30	$18.41	$0.05
First quarter	$18.78	$17.42	$0.05

2012
Fourth quarter	$18.71	$15.84	$0.05
Third quarter	$18.28	$15.04	$—
Second quarter	$15.44	$14.42	$—
First quarter	$15.50	$13.61	$—

2011
Fourth quarter	$14.39	$12.11	$—
Third quarter	$14.63	$12.22	$—
Second quarter	$15.07	$13.74	$—
First quarter	$14.91	$13.07	$—

On December 17, 2013, the business day immediately preceding the public announcement of the conversion, and on                     , the closing prices of Old Investors Bancorp’s common stock as reported on the Nasdaq Global Select Market were $24.03 per share and $         per share, respectively. On the effective date of the conversion, all publicly held shares of Old Investors Bancorp common stock, including shares of common stock held by our officers and directors, will be converted automatically into and become the right to receive a number of shares of New Investors Bancorp common stock determined pursuant to the exchange ratio. See “The Conversion and Offering—Share Exchange Ratio for Public Stockholders” and “—Impact of Investors Bancorp, MHC’s Assets on Minority Stock Ownership.” Options to purchase shares of Old Investors Bancorp common stock will be converted into options to purchase a number of shares of New Investors Bancorp common stock determined pursuant to the exchange ratio, for the same aggregate exercise price. See “Beneficial Ownership of Common Stock.”

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At September 30, 2013, Investors Bank exceeded all of the applicable regulatory capital requirements and was considered “well capitalized.” The table below sets forth the historical equity capital and regulatory capital of Investors Bank at September 30, 2013, and the pro forma equity capital and regulatory capital of Investors Bank, after giving effect to the completion of the Roma Financial Corporation and Gateway Community Financial acquisitions and the sale of shares of common stock at $10.00 per share. See “Pro Forma Data.” The table assumes the receipt by Investors Bank of 50% of the net offering proceeds. See “How We Intend to Use the Proceeds from the Offering.”

	Investors Bank Historical at September 30, 2013		Pro Forma at September 30, 2013 After Acquisitions and Before Offering
					Pro Forma at September 30, 2013, Based Upon the Sale in the Offering of (1)
					161,500,000 Shares		190,000,000 Shares		218,500,000 Shares		251,275,000 Shares
	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)
	(Dollars in thousands)
Equity	$1,051,827	7.65%	$1,239,469	7.90%	$1,909,456	11.59%	$2,028,386	12.20%	$2,147,317	12.81%	$2,284,087	13.50%

Tier 1 leverage capital	$989,636	7.33%	$1,163,850	7.53%	$1,833,837	11.29%	$1,952,767	11.92%	$2,071,698	12.54%	$2,208,468	13.23%
Leverage requirement (3)	540,044	4.00	618,620	4.00	649,970	4.00	655,525	4.00	661,080	4.00	667,469	4.00

Excess	$449,592	3.33%	$545,230	3.53%	$1,183,867	7.29%	$1,297,242	7.92%	$1,410,618	8.54%	$1,540,999	9.23%

Tier 1 risk-based capital (4)	$989,636	9.82%	$1,163,850	10.52%	$1,833,837	16.34%	$1,952,767	17.36%	$2,071,698	18.37%	$2,208,468	19.53%
Risk-based requirement	402,928	4.00	442,589	4.00	448,859	4.00	449,970	4.00	451,081	4.00	452,359	4.00

Excess	$586,708	5.82%	$721,261	6.52%	$1,384,978	12.34%	$1,502,797	13.36%	$1,620,617	14.37%	$1,756,109	15.53%

Total risk-based capital (4)	$1,116,055	11.08%	$1,289,597	11.66%	$1,959,584	17.46%	$2,078,514	18.48%	$2,197,445	19.49%	$2,334,215	20.64%
Risk-based requirement	805,857	8.00	885,179	8.00	897,718	8.00	899,941	8.00	902,163	8.00	904,718	8.00

Excess	$310,198	3.08%	$404,418	3.66%	$1,061,865	9.46%	$1,178,573	10.48%	$1,295,282	11.49%	$1,429,497	12.64%

Reconciliation of capital infused into Investors Bank:
Net proceeds					$783,737		$922,617		$1,061,498		$1,221,210
Less: Common stock acquired by stock-based benefit plan					(65,000)		(76,400)		(87,800)		(100,910)
Less: Common stock acquired by employee stock ownership plan					(48,750)		(57,300)		(65,850)		(75,683)

Pro forma increase					$669,987		$788,917		$907,848		$1,044,617)

(1)	Pro forma capital levels assume that the employee stock ownership plan purchases 3% of the shares of common stock sold in the stock offering and issued to the Charitable Foundation with funds we lend to such plan. Pro forma equity and regulatory capital have been reduced by the amount required to fund this plan. See “Management” for a discussion of the employee stock ownership plan.
(2)	Equity and Tier 1 leverage capital levels are shown as a percentage of total average assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(3)	The current Tier 1 leverage requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.
(4)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

CAPITALIZATION

The following table presents the historical consolidated capitalization of Old Investors Bancorp at September 30, 2013 and the pro forma consolidated capitalization of New Investors Bancorp after giving effect to the completion of the Roma Financial Corporation acquisition and the proposed Gateway Community Financial Corp. acquisition and the conversion and offering, based upon the assumptions set forth in the “Pro Forma Data” section.

	Old Investors Bancorp Historical at September 30, 2013	Pro Forma at September 30, 2013 After Acquisitions and Before Offering	Pro Forma at September 30, 2013 Based upon the Sale in the Offering at $10.00 per Share of
			161,500,000 Shares	190,000,000 Shares	218,500,000 Shares	251,275,000 Shares
	(Dollars in thousands)

Deposits (1)	$8,642,335	$10,268,862	$10,268,862	$10,268,862	$10,268,862	$10,268,862
Borrowed funds	3,796,112	3,854,325	3,854,325	3,854,325	3,854,325	3,854,325

Total deposits and borrowed funds	$12,438,447	$14,123,187	$14,123,187	$14,123,187	$14,123,187	$14,123,187

Stockholders’ equity:
Preferred stock, $0.01 par value, 100,000,000 shares authorized (post-conversion (2)	—	—	—	—	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized (post-conversion); shares to be issued as reflected (2)(3)	532	801	2,625	3,086	3,548	4,078
Additional paid-in capital (2)	538,164	743,907	2,319,557	2,596,857	2,874,156	3,193,051
MHC capital contribution	—	—	10,450	10,440	10,440	10,440
Retained earnings (4)	712,671	712,671	712,671	712,671	712,671	712,671
Accumulated other comprehensive income	(23,910)	(23,910)	(23,910)	(23,910)	(23,910)	(23,910)
Less:
Treasury stock	(70,676)	(70,676)	(70,676)	(70,676)	(70,676)	(70,676)
After-tax expense of contribution to the Charitable Foundation (5)	—	—	(12,600)	(12,600)	(12,600)	(12,600)
Common stock held by employee stock ownership plan (6)	(30,133)	(30,133)	(78,883)	(87,433)	(95,983)	(105,816)
Common stock to be acquired by stock-based benefit plan (7)	—	—	(65,000)	(76,400)	(87,800)	(100,910)

Total stockholders’ equity	$1,126,648	$1,332,660	$2,794,224	$3,052,035	$3,309,846	$3,606,328

Pro Forma Shares Outstanding
Shares offered for sale	—	—	161,500,000	190,000,000	218,500,000	251,275,000
Exchange shares issued	—	—	99,972,829	117,615,093	135,257,356	155,545,960
Shares issued to the Charitable Foundation	—	—	1,000,000	1,000,000	1,000,000	1,000,000
Total shares outstanding	112,155,719	139,101,106	262,472,829	308,615,093	354,757,356	407,820,960
Total stockholders’ equity as a percentage of total assets (1)	8.16%	8.45%	16.22%	17.45%	18.65%	19.99%
Tangible equity as a percentage of total tangible assets	7.59%	7.84%	15.71%	16.96%	18.17%	19.53%

(1)	Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the conversion and offering. These withdrawals would reduce pro forma deposits by the amount of the withdrawals.
(2)	Old Investors Bancorp currently has 50,000,000 authorized shares of preferred stock and 200,000,000 authorized shares of common stock, par value $0.01 per share. On a pro forma basis, common stock and additional paid-in capital have been revised to reflect the number of shares of common stock to be outstanding.
(3)	No effect has been given to the issuance of additional shares of common stock pursuant to the exercise of options under one or more stock-based benefit plans. No effect has been given to the exercise of options currently outstanding. See “Management.”

(4)	The retained earnings of Investors Bank will be substantially restricted after the conversion. See “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation.”
(5)	Represents the expense of the contribution to the Charitable Foundation based on a 37.0% tax rate. The realization of the deferred tax benefit is limited annually to a maximum deduction for our charitable contribution equal to 10% of our annual taxable income, subject to our ability to carry forward for Federal or state purposes any unused portion of the deduction for the five years following the year in which the contribution is made.
(6)	Assumes that 3% of the shares sold in the offering and issued to the Charitable Foundation will be acquired by the employee stock ownership plan financed by a loan from New Investors Bancorp (although the employee stock ownership plan may purchase more than 3% of the shares sold in the offering and issued to the Charitable Foundation to the extent such purchases are necessary to complete the offering at the minimum of the offering range). The loan will be repaid principally from Investors Bank’s contributions to the employee stock ownership plan. Since New Investors Bancorp will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on New Investors Bancorp’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.
(7)	Assumes a number of shares of common stock equal to 4% of the shares of common stock to be sold in the offering and issued to the Charitable Foundation will be purchased for grant by one or more stock-based benefit plans. The funds to be used by the plan to purchase the shares will be provided by New Investors Bancorp. The dollar amount of common stock to be purchased is based on the $10.00 per share subscription price in the offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the offering. We will accrue compensation expense to reflect the vesting of shares pursuant to the plan and will credit capital in an amount equal to the charge to operations. Implementation of the plan will require stockholder approval.

IMPACT OF INVESTORS BANCORP, MHC’S ASSETS ON MINORITY

STOCK OWNERSHIP

In the exchange, the public stockholders of Old Investors Bancorp will receive shares of common stock of New Investors Bancorp in exchange for their shares of common stock of Old Investors Bancorp pursuant to an exchange ratio that is designed to provide, subject to adjustment, that the stockholders will own the same percentage of the common stock of New Investors Bancorp after the conversion as they held in Old Investors Bancorp immediately prior to the conversion, without giving effect to new shares purchased in the offering, the shares issued to the Charitable Foundation or cash paid in lieu of any fractional shares. However, the exchange ratio will be adjusted downward to reflect assets held by Investors Bancorp, MHC (other than shares of stock of Old Investors Bancorp), which assets consist primarily of cash relating to dividends paid by Old Investors Bancorp and cash obtained in the merger with Roma Financial Corporation, MHC, less Investors Bancorp, MHC’s expenses, including on-going charitable contributions. Investors Bancorp, MHC had net assets of $7.6 million as of September 30, 2013, not including Old Investors Bancorp common stock. The appraisal also accounts for Old Investors Bancorp’s dividend of $0.05 per share paid to stockholders in the fourth quarter of 2013 and assumes the payment of an equivalent dividend in the first quarter of 2014 and expenses of Investors Bancorp, MHC through the first quarter of 2014. The adjustments described above would decrease Old Investors Bancorp’s public stockholders’ ownership interest in New Investors Bancorp from 38.3642% to 38.2345% (assuming the acquisition of Roma Financial Corporation and proposed acquisition of Gateway Community Financial Corp. had been completed as of that date and prior to the issuance of shares to the Charitable Foundation). If Old Investors Bancorp declares any further dividends before the completion of the conversion, public stockholders’ ownership interest in Old Investors Bancorp will be further diluted.

In accordance with the process described above, the independent appraiser determined New Investors Bancorp’s pro forma market value by adjusting the exchange ratio downward to account for the assets held by Investors Bancorp, MHC other than the common stock of Old Investors Bancorp and decreasing the ownership interest held by the public stockholders of Old Investors Bancorp accordingly.

PRO FORMA DATA

Acquisition of Roma Financial Corporation and Gateway Community Financial Corp.

The following unaudited pro forma combined condensed consolidated financial information has been prepared using the acquisition method of accounting, giving effect to the acquisition of Roma Financial Corporation and Gateway Community Financial Corp. The unaudited pro forma combined condensed consolidated balance sheet combines the historical financial information of Old Investors Bancorp and Roma Financial Corporation and Gateway Community Financial Corp. as of September 30, 2013 and assumes that the acquisition and proposed acquisition were completed on that date. The unaudited pro forma combined condensed consolidated statements of income combine the historical financial information of Old Investors Bancorp and Roma Financial Corporation and Gateway Community Financial Corp. and give effect to the acquisition and proposed acquisition as if they had been completed as of January 1, 2013 and January 1, 2012, respectively. The unaudited pro forma combined condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial condition had the mergers been completed on the dates described above, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. The financial information should be read in conjunction with the accompanying Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Information. Certain reclassifications have been made to Roma Financial Corporation’s historical financial information in order to conform to Old Investors Bancorp’s presentation of financial information.

The amount of Old Investors Bancorp common stock to be issued as consideration in the acquisition and the proposed acquisition was based on the closing or anticipated price of Old Investors Bancorp common stock at the time of the completion of the respective transaction. With respect to the acquisition of Roma Financial Corporation, and for purposes of the pro forma financial information, the fair value of Old Investors Bancorp common stock issued to public stockholders in connection with the acquisition of Roma Financial Corporation was based on the exchange ratio of 0.8653 and the closing price on the date of acquisition and Old Investors Bancorp common shares issued to and held by Investors Bancorp, MHC are based on the exchange ratio of 0.8653 and the difference of the appraised value of the Roma Financial Corporation franchise less the value given to the public stockholders. With respect to the Gateway Community Financial Corp. acquisition, Old Investors Bancorp common shares to be issued to and held by Investors Bancorp, MHC are based on the appraised value of the Gateway Community Financial Corp. franchise and the average closing stock price for the twenty day period ending December 15, 2013. No consideration has been given for potential goodwill or bargain purchase gain relative to Gateway Community Financial Corp. as our analysis has not been finalized and the impact to the Pro Forma Combined Condensed Consolidated Financial Statements is deemed to be immaterial due to its non recurring nature.

The pro forma adjustments included herein are subject to change depending on changes in interest rates and the components of assets and liabilities and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price for the acquisitions will be determined after the transactions are completed and after completion of thorough analyses to determine the fair value of tangible and identifiable intangible assets and liabilities as of the date the acquisitions are completed. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact New Investors Bancorp’s statement of operations due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Roma Financial Corporation’s or Gateway Community Financial Corp.’s stockholders’ equity, including results of operations from September 30, 2013 through the date the acquisition completed, also changed the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

New Investors Bancorp anticipates that the acquisition will provide the combined company with financial benefits that include reduced operating expenses. These cost savings are not included in these pro forma statements and there can be no assurance that expected cost savings will be realized. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

The unaudited pro forma combined condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of Old Investors Bancorp beginning on page F-1 of this prospectus.

The unaudited pro forma stockholders’ equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Old Investors Bancorp common stock or the actual or future results of operations of New Investors Bancorp for any period. Actual results may be materially different than the pro forma information presented.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet

As of September 30, 2013

	Investors Bancorp Historical	Roma Financial Historical	Gateway Community Financial Historical	Pro Forma Merger Adjustments		Pro Forma Combined Before Offering
	(In thousands)
Assets
Cash and cash equivalents	$168,329	$130,032	$27,231	$—		$325,592
Securities	1,487,454	397,741	52,399	1,816	(1)	1,939,410
Total loans	11,540,791	1,030,681	207,240	(52,789	) (2)	12,725,923
Less: allowance for loan losses	166,779	8,642	2,669	(11,311)		166,779

Net loans	11,374,012	1,022,039	204,571	(41,478)		12,559,144
Goodwill	77,271	1,826	—	5,191	(3)	84,288
Other identifiable intangible assets	23,071	650	—	11,137	(4)	34,858

Total intangible assets	100,342	2,476	—	16,328		119,146
Other assets	677,250	125,259	16,800	4,763	(5)	824,072

Total assets	$13,807,387	$1,677,547	$301,001	$(18,571)		$15,767,364

Liabilities
Total deposits	$8,642,335	$1,353,058	$269,401	$4,068	(6)	$10,268,862
Total borrowings	3,796,112	46,413	5,000	6,800	(7)	3,854,325
Other liabilities	242,292	59,485	1,740	8,000	(8)	311,517

Total liabilities	12,680,739	1,458,956	276,141	18,868		14,434,704
Total stockholders’ equity	1,126,648	218,591	24,860	(37,439	) (9)	1,332,660

Total liabilities and stockholders’ equity	$13,807,387	$1,677,547	$301,001	$(18,571)		$15,767,364

The accompanying notes are an integral part of this pro forma consolidated financial information.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Income

For the Nine Months Ended September 30, 2013

	Investors Bancorp Historical	Roma Financial Historical	Gateway Community Financial Historical	Pro Forma Merger Adjustments		Pro Forma Combined Before Offering
	(In thousands, except per share data)
Interest and dividend income
Loans	$369,682	$34,997	$7,575	$6,091	(10)	$418,345
Securities and other	29,343	9,842	1,146	—		40,331

Total interest and dividend income	399,025	44,839	8,721	6,091		458,676
Interest expense
Deposits	36,668	6,657	1,688	(1,859	) (11)	43,154
Borrowings	45,183	1,976	130	(1,332	) (12)	45,957

Total interest expense	81,851	8,633	1,818	(3,191)		89,111

Net interest income	317,174	36,206	6,903	9,282		369,565
Total non-interest income	29,118	4,099	430	—		33,647

Total net revenue	346,292	40,305	7,333	9,282		403,212
Provision for loan losses	41,250	80	575	—		41,905
Total non-interest expense	173,852	36,791	6,393	271	(13)	217,307

Income before income taxes	131,190	3,434	365	9,011		144,000
Income tax expense	46,666	1,245	13	3,334	(14)	51,258

Net income before noncontrolling interests	84,524	2,189	352	5,677		92,742
(Income) Attributable to noncontrolling interests	—	(60)	—	60	(15)	—

Net income	$84,524	$2,129	$352	$5,737		$92,742

Earnings per common share:
Basic	$0.78	$0.07	N/A	N/A		$0.69
Diluted	$0.78	$0.07	N/A	N/A		$0.68

Weighted average common shares outstanding:
Basic	107,765,190	29,693,492	N/A	26,490,758		134,255,948
Diluted	109,022,307	29,841,602	N/A	26,618,918		135,641,225

The accompanying notes are an integral part of this pro forma consolidated financial information.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet

As of December 31, 2012

	Investors Bancorp Historical	Roma Financial Historical	Gateway Community Financial Historical	Pro Forma Merger Adjustments		Pro Forma Combined Before Offering
	(In thousands)
Assets
Cash and cash equivalents	$155,153	$144,451	$21,906	$—		$321,510
Securities	1,565,250	500,155	61,178	1,816	(1)	2,128,399
Total loans	10,448,958	1,046,073	211,057	(52,789	) (2)	11,653,299
Less: Allowance for loan losses	142,172	8,669	2,527	(11,196)		142,172

Net loans	10,306,786	1,037,404	208,530	(41,593)		11,511,127
Goodwill	77,063	1,826	—	8,442	(3)	87,331
Other identifiable intangible assets	22,159	657	—	11,137	(4)	33,953

Total intangible assets	99,222	2,483	—	19,579		121,284
Other assets	596,163	129,647	17,788	4,763	(5)	748,361

Total assets	$12,722,574	$1,814,140	$309,402	$(15,435)		$14,830,681

Liabilities
Total deposits	$8,768,857	$1,484,569	$277,967	$4,068	(6)	$10,535,461
Total borrowings	2,705,652	92,385	5,000	6,800	(7)	2,809,837
Other liabilities	181,248	21,577	1,871	8,000	(8)	212,696

Total liabilities	11,655,757	1,598,531	284,838	18,868		13,557,994
Total stockholders’ equity	1,066,817	215,609	24,564	(34,303	) (9)	1,272,687

Total liabilities and stockholders’ equity	$12,722,574	$1,814,140	$309,402	$(15,435)		$14,830,681

The accompanying notes are an integral part of this pro forma consolidated financial information.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Income

For the Fiscal Year Ended December 31, 2012

	Investors Bancorp Historical	Roma Financial Historical	Gateway Community Financial Historical	Pro Forma Merger Adjustments		Pro Forma Combined Before Offering
	(In thousands, except per share data)
Interest and dividend income
Loans	$455,221	$47,356	$11,271	$8,108	(10)	$521,956
Securities and other	40,968	18,942	2,100	—		62,010

Total interest and dividend income	496,189	66,298	13,371	8,108		583,966
Interest expense
Deposits	63,582	12,492	2,981	(2,322	) (11)	76,733
Borrowings	59,862	2,988	299	(1,776	) (12)	61,373

Total interest expense	123,444	15,480	3,280	(4,098)		138,106

Net interest income	372,745	50,818	10,091	12,206		445,860
Total non-interest income	44,112	7,466	274	—		51,852

Total net revenue	416,857	58,284	10,365	12,206		497,712
Provision for loan losses	65,000	6,726	1,331			73,057
Total non-interest expense	207,007	49,905	9,340	361	(13)	266,613

Income (loss) before income taxes	144,850	1,653	(306)	11,845		158,042
Income tax expense (benefit)	56,083	907	4,062	4,383	(14)	65,435

Net income before noncontrolling interests	88,767	746	(4,368)	7,462		92,607
(Income) Attributable to noncontrolling interests	—	(122)	—	122	(15)	—

Net income (loss)	$88,767	$624	$(4,368)	$7,584		$92,607

Earnings (loss) per common share:
Basic	$0.83	$0.02	N/A	N/A		$0.69
Diluted	$0.82	$0.02	N/A	N/A		$0.69

Weighted average common shares outstanding:
Basic	107,371,685	29,756,765	N/A	26,545,509		133,917,194
Diluted	108,091,522	29,756,765	N/A	26,545,509		134,637,031

The accompanying notes are an integral part of this pro forma consolidated financial information.

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Note A—Basis of Presentation

The unaudited pro forma combined condensed consolidated financial information and explanatory notes show the impact on the historical financial condition and income of Old Investors Bancorp resulting from the Roma Financial Corporation merger, which closed on December 6, 2013, as well as the proposed merger with Gateway Community Financial Corp. Both Roma Financial Corporation and Gateway Community Financial Corp. are accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the assets and liabilities of Roma Financial Corporation and Gateway Community Financial Corp. are recorded by Old Investors Bancorp at their respective fair values as of the date each merger is completed. The unaudited pro forma combined condensed consolidated balance sheet combines the historical financial information of Old Investors Bancorp, Roma Financial Corporation and Gateway Community Financial Corp. as of September 30, 2013 and December 31, 2012, and assumes that the mergers were completed on that date. The unaudited pro forma combined condensed consolidated statement of income for the periods ending September 30, 2013 and December 31, 2012 gives effect to the mergers as if they had been completed on January 1, 2012 and January 1, 2013.

The unaudited pro forma combined condensed consolidated statement of income for the periods ending September 30, 2013 and December 31, 2012 do not include pro forma merger adjustments for Gateway Community Financial Corp. as the adjustments are not considered material to the condensed consolidated statement of income. The final adjustments for recording the assets and liabilities of Gateway Community Financial Corp. at fair value will be calculated upon completion of the merger and may be materially different than those presented here.

As the mergers are recorded using the acquisition method of accounting, all loans are recorded at fair value, including adjustments for credit, and no allowance for loan losses is carried over to Old Investors Bancorp’s statement of financial condition. In addition, certain anticipated nonrecurring costs associated with the mergers such as severance, professional fees, legal fees, and conversion related expenditures are not reflected in the pro forma statements of operations.

While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for loan losses and the allowance for loan losses, for purposes of the unaudited pro forma combined condensed consolidated statement of income for the periods ending September 30, 2013 and year ended December 31, 2012, we assumed no adjustments to the historical amount of both Roma Financial Corporation and Gateway Community Financial Corp.’s provision for loan losses.

Note B—Accounting Policies and Financial Statement Classifications

The accounting policies of both Roma Financial Corporation and Gateway Community Financial Corp. are in the process of being reviewed in detail by Old Investors Bancorp. On completion of such review, conforming adjustments or financial statement reclassifications may be determined.

Note C—Merger and Acquisition Integration Costs

The plans to integrate the operations of both Roma Financial Corporation and Gateway Community Financial Corp. with those of Old Investors Bancorp are still being developed. The specific details of these plans will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment, and service contracts to determine where there may be potential advantage in eliminating redundancies. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers and selling or otherwise disposing of certain premises, furniture and equipment. Old Investors Bancorp expects to incur merger related costs including professional fees, legal fees, system conversion costs, and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature of the cost and timing of these integration actions.

Note D—Pro Forma Merger Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed consolidated financial information. All adjustments are based on current assumptions and valuations, which are subject to change.

1.	Adjustment to reflect preliminary estimate of fair value of acquired investment securities.

2.	Adjustment to reflect acquired loans at their preliminary fair value, including credit and interest rate considerations.

3.	Represents adjustments to goodwill resulting from recording the assets and liabilities of Roma Financial Corporation at fair value. These adjustments are preliminary and are subject to change. The final adjustments will be finalized in early January 2014 and may be materially different than those presented here.

4.	Reflects establishment of identifiable intangibles for estimated core deposit intangibles.

5.	Reflects preliminary estimate to increase net deferred tax assets by approximately $28 million resulting from the fair value adjustments related to the acquired assets and liabilities, identifiable intangibles, and other deferred tax items. The actual tax asset adjustments will depend on facts and circumstances existing at the completion of the merger. Also includes approximately $23 million to adjust for the fair value of office property and equipment assumed in the acquisitions.

6.	Represents the estimated fair value adjustment to certificate of deposit liabilities.

7.	Represents the estimated fair value adjustment to borrowings.

8.	Represents adjustment for pension related liabilities associated with Roma Financial Corporation.

9.	The equity adjustment is based on the fair value of Old Investors Bancorp common stock on the date that the mergers close, which could be materially different from the amount presented here. Stockholders’ equity excludes certain non-recurring transaction related costs as well as any potential gain on acquisition resulting from the excess of the fair value of net assets acquired over the consideration paid for Gateway Community Financial Corp.

10.	Reflects the estimated net amortization of premiums and discounts on acquired loans.

11.	Reflects the estimated amortization of the related fair value adjustments to interest-bearing deposits using the effective interest method over the remaining terms to maturity.

12.	Estimated net amortization of premiums on acquired borrowings.

13.	Estimated net amortization of core deposit intangible offset by fair value adjustment to office property and equipment.

14.	Income tax on pro forma adjustments using a 37.0% tax rate.

15.	Reflects Old Investors Bancorp acquiring the noncontrolling interest of Roma Financial Corporation subsidiary.

Note E—Effect of Hypothetical Adjustments on Historical Financial Statements

The unaudited pro forma combined condensed consolidated statement of income presents the pro forma results assuming the mergers occurred on January 1, 2012 and January 1, 2013. As required by Regulation S-X Article 11, the pro forma statement of operations does not reflect any adjustments to eliminate the historical provision for credit losses.

The historical provision for credit losses for the periods presented relate to loans that Old Investors Bancorp is required to initially record at fair value. Such fair value adjustments include a component related to the expected credit losses on those loan portfolios.

Additional Pro Forma Data

The following tables summarize historical data of Old Investors Bancorp and pro forma data of New Investors Bancorp at and for the nine months ended September 30, 2013 and at and for the year ended December 31, 2012. This information assumes the completion of the acquisition of Roma Financial Corporation and the proposed acquisition of Gateway Community Financial Corp. as of and for the periods presented, and is based on additional assumptions set forth below and in the table, and should not be used as a basis for projections of market value of the shares of common stock following the conversion and offering.

The net proceeds in the table are based upon the following assumptions:

(i)	35% of all shares of common stock will be sold in the subscription offering and 65% of all shares of common stock will be sold in the firm commitment underwritten offering;

(ii)	our executive officers and directors, and their associates, will purchase 285,000 shares of common stock in the offering;

(iii)	our employee stock ownership plan will purchase 3% of the shares of common stock sold in the offering and issued to the Charitable Foundation with a loan from New Investors Bancorp. The loan will be repaid in substantially equal payments of principal and interest (at the prime rate of interest, calculated as of the date of the origination of the loan) over a period of 30 years. Interest income that we earn on the loan will offset the interest paid by Investors Bank;

(iv)	we will pay KBW a fee equal to 0.625% of the aggregate dollar amount of common stock sold in the subscription offering (net of insider purchases and shares purchased by our employee stock ownership plan);

(v)	we will pay RBC and KBW, and any other broker-dealers participating in the firm commitment underwritten offering an aggregate fee of 3.60% of the aggregate dollar amount of the common stock sold in the firm commitment underwritten offering;

(vi)	No fee will be paid with respect to shares of common stock purchased by our tax-qualified and non-qualified employee stock benefit plans, or stock purchased by our officers, directors and employees, and their immediate families, and no fee will be paid with respect to exchange shares; and

(vii)	total expenses of the offering, other than the sales fees and commissions to be paid to RBC and KBW, and other broker-dealers, will be $6.4 million;

We calculated pro forma consolidated net income for the nine months ended September 30, 2013 and the year ended December 31, 2012, as if the estimated net proceeds we received had been invested at the beginning of the period at an assumed interest rate of 1.39% (0.88% on an after-tax basis) and 1.39% (0.88% on an after-tax basis), respectively. These figures represent the yield on the five-year U.S. Treasury Note as of September 30, 2013, which, in light of current market interest rates, we consider to more accurately reflect the pro forma reinvestment rate than the arithmetic average of the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate generally required by federal regulations.

We further believe that the reinvestment rate is factually supportable because:

•	the yield on the U.S Treasury Note can be determined and/or estimated from third-party sources; and

•	we believe that U.S. Treasury securities are not subject to credit losses due to a U.S. Government guarantee of payment of principal and interest.

We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of consolidated net income and stockholders’ equity by the indicated number of shares of common stock. We adjusted these figures to give effect to the shares of common stock purchased by the employee stock ownership plan. We computed per share amounts for each period as if the shares of common stock were outstanding at the beginning of each period, but we did not adjust per share historical or pro forma stockholders’ equity to reflect the earnings on the estimated net proceeds.

The pro forma table gives effect to the implementation of one or more stock-based benefit plans. Subject to the receipt of stockholder approval, we have assumed that the stock-based benefit plans will acquire for restricted stock awards a number of shares of common stock equal to 4% of the shares of common stock sold in the stock offering and issued to the Charitable Foundation at the same price for which they were sold in the stock offering. We assume that awards of common stock granted under the plans vest over a five-year period.

We have also assumed that the stock-based benefit plans will grant options to acquire shares of common stock equal to 10% of the shares of common stock sold in the stock offering and issued to the Charitable Foundation. In preparing the table below, we assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $2.56 for each option. In addition to the terms of the options described above, the Black-Scholes option pricing model assumed an estimated volatility rate of 23.37% for the shares of common stock, a dividend yield of 2.0%, an expected option term of 10 years and a risk-free rate of return of 2.64%.

We may grant options and award shares of common stock under one or more stock-based benefit plans in excess of 10% and 4%, respectively, of the shares of common stock sold in the stock offering and issued to the Charitable Foundation and that vest sooner than over a five-year period if the stock-based benefit plans are adopted more than one year following the stock offering.

As discussed under “How We Intend to Use the Proceeds from the Stock Offering,” we intend to contribute 50% of the net proceeds from the stock offering to Investors Bank, and we will retain the remainder of the net proceeds from the stock offering. We will use a portion of the proceeds we retain for the purpose of making a loan to the employee stock ownership plan and retain the rest of the proceeds for future use.

The pro forma table does not give effect to:

•	withdrawals from deposit accounts for the purpose of purchasing shares of common stock in the stock offering;

•	our results of operations after the stock offering; or

•	changes in the market price of the shares of common stock after the stock offering.

The following pro forma information may not be representative of the financial effects of the offering at the date on which the offering actually occurs, and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders’ equity represents the difference between the stated amounts of our assets and liabilities. The pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Moreover, pro forma stockholders’ equity per share does not give effect to the liquidation accounts to be established in the conversion or, in the unlikely event of a liquidation of Investors Bank, to the tax effect of the recapture of the bad debt reserve. See “The Conversion and Offering—Liquidation Rights.”

	At or for the Nine Months Ended September 30, 2013 Based upon the Sale at $10.00 Per Share of
	161,500,000 Shares	190,000,000 Shares	218,500,000 Shares	251,275,000 Shares
	(Dollars in thousands, except per share amounts)

Gross proceeds of offering	$1,615,000	$1,900,000	$2,185,000	$2,512,750
Market value of shares issued to the Charitable Foundation	10,000	10,000	10,000	10,000
Market value of shares issued in the exchange	999,728	1,176,151	1,352,574	1,555,460

Pro forma market capitalization	$2,624,728	$3,086,151	$3,547,574	$4,078,210

Gross proceeds of offering	$1,615,000	$1,900,000	$2,185,000	$2,512,750
Expenses	47,526	54,765	62,004	70,329

Estimated net proceeds	1,567,474	1,845,235	2,122,996	2,442,420
Common stock purchased by employee stock ownership plan	(48,750)	(57,300)	(65,850)	(75,683)
Common stock purchased by stock-based benefit plan	$(65,000)	$(76,400)	$(87,800)	$(100,910)
Cash contributed to the Charitable Foundation	(10,000)	(10,000)	(10,000)	(10,000)

Estimated net proceeds, as adjusted	$1,443,724	$1,701,535	$1,959,346	$2,255,828

For the Nine Months ended September 30, 2013
Consolidated net earnings:
Historical reflecting acquisitions (1)	$92,742	$92,742	$92,742	$92,742
Income on adjusted net proceeds	9,482	11,175	12,869	14,816
Employee stock ownership plan (2)	(768)	(903)	(1,037)	(1,192)
Stock awards (3)	(6,143)	(7,220)	(8,297)	(9,536)
Stock options (4)	(5,663)	(6,656)	(7,649)	(8,791)

Pro forma net income (8)	$89,651	$89,139	$88,627	$88,038

Earnings per share (5):
Historical reflecting acquisitions (1)	$0.35	$0.29	$0.25	$0.22
Income on adjusted net proceeds	0.04	0.04	0.04	0.04
Employee stock ownership plan (2)	—	—	—	—
Stock awards (3)	(0.02)	(0.02)	(0.02)	(0.02)
Stock options (4)	(0.02)	(0.02)	(0.02)	(0.02)

Pro forma earnings per share (5) (8)	$0.35	$0.29	$0.25	$0.22

Offering price to pro forma net earnings per share	21.43	25.86	30.00	34.09
Number of shares used in earnings per share calculations	257,719,704	303,028,343	348,336,981	400,441,916

At September 30, 2013
Stockholders’ equity:
Historical reflecting acquisitions (1)	$1,332,660	$1,332,660	$1,332,660	$1,332,660
Estimated net proceeds	1,567,474	1,845,235	2,122,996	2,442,421
Equity increase from the mutual holding company	10,440	10,440	10,440	10,440
Stock contribution to the Charitable Foundation	10,000	10,000	10,000	10,000
Tax benefit of contribution of the Charitable Foundation	7,400	7,400	7,400	7,400
Common stock acquired by employee stock ownership plan (2)	(48,750)	(57,300)	(65,850)	(75,683)
Common stock acquired by stock-based benefit plan (3)	(65,000)	(76,400)	(87,800)	(100,910)
Contribution to the Charitable Foundation	(20,000)	(20,000)	(20,000)	(20,000)

Pro forma stockholders’ equity	$2,794,224	$3,052,035	$3,309,846	$3,606,328

Intangible assets	$(103,915)	$(103,915)	$(103,915)	$(103,915)

Pro forma tangible stockholders’ equity (6)	$2,690,309	$2,948,120	$3,205,931	$3,502,413

Stockholders’ equity per share (7):
Historical reflecting acquisitions (1)	$5.09	$4.33	$3.77	$3.27
Estimated net proceeds	5.97	5.98	5.98	5.99

Assets received from the mutual holding company	0.04	0.03	0.03	0.03
Stock contribution to the Charitable Foundation	0.04	0.03	0.03	0.02
Tax benefit of contribution of the Charitable Foundation	0.03	0.02	0.02	0.02
Common stock acquired by employee stock ownership plan (2)	(0.19)	(0.19)	(0.19)	(0.19)
Common stock acquired by stock-based benefit plan (3)	(0.25)	(0.25)	(0.25)	(0.25)
Contribution to the Charitable Foundation	(0.08)	(0.06)	(0.06)	(0.05)

Pro forma stockholders’ equity per share (6) (7)	$10.65	$9.89	$9.33	$8.84

Intangible assets	$(0.40)	$(0.34)	$(0.29)	$(0.25)

Pro forma tangible stockholders’ equity per share (6) (7)	$10.25	$9.55	$9.04	$8.59

Offering price as percentage of pro forma stockholders’ equity per share	93.90%	101.11%	107.18%	113.12%
Offering price as percentage of pro forma tangible stockholders’ equity per share	97.56%	104.71%	110.62%	116.41%
Number of shares outstanding for pro forma book value per share calculations	262,472,829	308,615,093	354,757,356	407,820,960

(footnotes begin on following page)

(continued from previous page)

(1)	Assumes the completion of the acquisitions of Roma Financial Corporation and Gateway Community Financial Corp. For more information, see “—Acquisition of Roma Financial Corporation and Gateway Community Financial Corp.”
(2)	Assumes that 3% of the shares of common stock sold in the offering and issued to the Charitable Foundation will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Old Investors Bancorp and the outstanding loan with respect to existing shares of Old Investors Bancorp held by the employee stock ownership plan will be refinanced and consolidated with the new loan from New Investors Bancorp. Investors Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Investors Bank’s total annual payments on the employee stock ownership plan debt are based upon 30 years equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification 718-40, “Employers’ Accounting for Employee Stock Ownership Plans” (“ASC 718-40”) requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Investors Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 37%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 121,875, 143,250, 164,625 and 189,206 shares were committed to be released during the period at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.
(3)	Assumes that one or more stock-based benefit plans purchase an aggregate number of shares of common stock equal to 4.0% of the shares to be sold in the offering and issued to the Charitable Foundation. The shares may be acquired directly from New Investors Bancorp or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by New Investors Bancorp. The table assumes that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 10% of the amount contributed to the plan is amortized as an expense during the nine months ended September 30, 2013, and (iii) the plan expense reflects an effective combined federal and state tax rate of 37%. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock (equal to 4.0% of the shares sold in the offering and issued to the Charitable Foundation) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 2.42%.
(4)	Assumes that one or more stock-based benefit plans grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering and issued to the Charitable Foundation. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $2.56 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 37%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute stockholders’ ownership and voting interests by approximately 5.83%.
(5)	Per share figures include publicly held shares of Old Investors Bancorp common stock that will be exchanged for shares of New Investors Bancorp common stock in the conversion. See “The Conversion and Offering—Share Exchange Ratio for Public Stockholders.” Net income per share computations are determined by taking the number of shares assumed to be sold in the offering, issued to the Charitable Foundation and issued in the exchange and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares which have not been committed for release during the year. See note 1. The number of shares of common stock actually sold and issued to the Charitable Foundation and the corresponding number of exchange shares may be more or less than the assumed amounts.
(6)	The retained earnings of Investors Bank will be substantially restricted after the conversion. See “Our Dividend Policy,” “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation.”
(7)	Per share figures include publicly held shares of Old Investors Bancorp common stock that will be exchanged for shares of New Investors Bancorp common stock in the conversion. Stockholders’ equity per share calculations are based upon the sum of: (i) the number of shares assumed to be sold in the offering; (ii) the shares issued to the Charitable Foundation and (iii) the number of shares to be issued in the exchange for publicly held shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The number of outstanding shares reflects an exchange ratio of 1.8734, 2.2040, 2.5346 and 2.9148 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The number of shares actually sold, issued to the Charitable Foundation and the corresponding number of exchange shares may be more or less than the assumed amounts.
(8)	Pro forma net income does not give effect to the nonrecurring expense that would be expected to be recognized in the nine months ended September 30, 2013 as a result of the contribution of cash and shares of common stock to the Charitable Foundation.

	At or for the Year Ended December 31, 2012 Based upon the Sale at $10.00 Per Share of
	161,500,000 Shares	190,000,000 Shares	218,500,000 Shares	251,275,000 Shares
	(Dollars in thousands, except per share amounts)

Gross proceeds of offering	$1,615,000	$1,900,000	$2,185,000	$2,512,750
Market value of shares issued to the Charitable Foundation	10,000	10,000	10,000	10,000
Market value of shares issued in the exchange	999,728	1,176,151	1,352,574	1,555,460

Pro forma market capitalization	$2,624,728	$3,086,151	$3,547,574	$4,078,210

Gross proceeds of offering	$1,615,000	$1,900,000	$2,185,000	$2,512,750
Expenses	47,526	54,765	62,004	70,329

Estimated net proceeds	1,567,474	1,845,235	2,122,996	2,442,421

Common stock purchased by employee stock ownership plan	(48,750)	(57,300)	(65,850)	(75,683)
Common stock purchased by stock-based benefit plan	(65,000)	(76,400)	(87,800)	(100,910)
Cash contributed to the Charitable Foundation	(10,000)	(10,000)	(10,000)	(10,000)

Estimated net proceeds, as adjusted	$1,443,724	$1,701,535	$1,959,344	$2,255,828

For the Year Ended December 31, 2012
Consolidated net earnings:
Historical reflecting acquisitions (1)	$92,607	$92,607	$92,607	$92,607
Income on adjusted net proceeds	12,643	14,900	17,158	19,754
Employee stock ownership plan (2)	(1,024)	(1,203)	(1,383)	(1,589)
Stock awards (3)	(8,190)	(9,626)	(11,063)	(12,715)
Stock options (4)	(7,550)	(8,875)	(10,199)	(11,722)

Pro forma net income (8)	$88,486	$87,803	$87,120	$86,336

Earnings per share (5):
Historical reflecting acquisitions (1)	$0.35	$0.30	$0.26	$0.23
Income on adjusted net proceeds	0.05	0.05	0.05	0.05
Employee stock ownership plan (2)	—	—	—	—
Stock awards (3)	(0.03)	(0.03)	(0.03)	(0.03)
Stock options (4)	(0.03)	(0.03)	(0.03)	(0.03)

Pro forma earnings per share (5) (8)	$0.34	$0.29	$0.25	$0.22

Offering price to pro forma net earnings per share	29.41	34.48	40.00	45.45
Number of shares used in earnings per share calculations	257,760,329	303,076,093	348,391,856	400,504,985

At December 31, 2012
Stockholders’ equity:
Historical reflecting acquisitions (1)	$1,272,687	$1,272,687	$1,272,687	$1,272,687
Estimated net proceeds	1,567,474	1,845,235	2,122,996	2,442,421
Equity increase from the mutual holding company	10,440	10,440	10,440	10,440
Stock contribution to the Charitable Foundation	10,000	10,000	10,000	10,000
Tax benefit of contribution of the Charitable Foundation	7,400	7,400	7,400	7,400
Common stock acquired by employee stock ownership plan (2)	(48,750)	(57,300)	(65,850)	(75,683)
Common stock acquired by stock-based benefit plan (3)	(65,000)	(76,400)	(87,800)	(100,910)
Contribution to the Charitable Foundation	(20,000)	(20,000)	(20,000)	(20,000)

Pro forma stockholders’ equity	$2,734,251	$2,992,062	$3,249,873	$3,546,355

Intangible assets	$(108,602)	$(108,602)	$(108,602)	$(108,602)

Pro forma tangible stockholders’ equity (6)	$2,625,649	$2,883,460	$3,141,271	$3,437,753

Stockholders’ equity per share (7):
Historical reflecting acquisitions (1)	$4.86	$4.14	$3.60	$3.13
Estimated net proceeds	5.97	5.98	5.98	5.99
Assets received from the mutual holding company	0.04	0.03	0.03	0.03
Stock contribution to the Charitable Foundation	0.04	0.03	0.03	0.02
Tax benefit of contribution of the Charitable Foundation	0.03	0.02	0.02	0.02
Common stock acquired by employee stock ownership plan (2)	(0.19)	(0.19)	(0.19)	(0.19)
Common stock acquired by stock-based benefit plan (3)	(0.25)	(0.25)	(0.25)	(0.25)
Contribution to the Charitable Foundation	(0.08)	(0.06)	(0.06)	(0.05)

Pro forma stockholders’ equity per share (6) (7)	$10.42	$9.70	$9.16	$8.70

Intangible assets	$(0.41)	$(0.35)	$(0.31)	$(0.27)

Pro forma tangible stockholders’ equity per share (6) (7)	$10.01	$9.35	$8.85	$8.43

Offering price as percentage of pro forma stockholders’ equity per share	95.97%	103.09%	109.17%	114.94%
Offering price as percentage of pro forma tangible stockholders’ equity per share	99.90%	106.95%	112.99%	118.62%
Number of shares outstanding for pro forma book value per share calculations	262,472,829	308,615,093	354,757,356	407,820,960

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(1)	Assumes the completion of the acquisitions of Roma Financial Corporation and Gateway Community Financial Corp. For more information, see “—Acquisition of Roma Financial Corporation and Gateway Community Financial.”
(2)	Assumes that 3% of the shares of common stock sold in the offering and issued to the Charitable Foundation will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from New Investors Bancorp and the outstanding loan with respect to existing shares of Old Investors Bancorp held by the employee stock ownership plan will be refinanced and consolidated with the new loan from New Investors Bancorp. Investors Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Investors Bank’s total annual payments on the employee stock ownership plan debt are based upon 30 years equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification 718-40, “Employers’ Accounting for Employee Stock Ownership Plans” (“ASC 718-40”) requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Investors Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 37%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 162,500, 191,000, 219,500 and 252,275 shares were committed to be released during the year at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the year were considered outstanding for purposes of net income per share calculations.
(3)	Assumes that one or more stock-based benefit plans purchase an aggregate number of shares of common stock equal to 4.0% of the shares to be sold in the offering and issued to the Charitable Foundation. The shares may be acquired directly from New Investors Bancorp or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by New Investors Bancorp. The table assumes that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the plan is amortized as an expense during the year ended December 31, 2012, and (iii) the plan expense reflects an effective combined federal and state tax rate of 37%. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock (equal to 4.0% of the shares sold in the offering and issued to the Charitable Foundation) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 2.42%.
(4)	Assumes that one or more stock-based benefit plans grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering and issued to the Charitable Foundation. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $2.56 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 37%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute stockholders’ ownership and voting interests by approximately 5.83%.
(5)	Per share figures include publicly held shares of Old Investors Bancorp common stock that will be exchanged for shares of New Investors Bancorp common stock in the conversion. See “The Conversion and Offering—Share Exchange Ratio for Public Stockholders.” Net income per share computations are determined by taking the number of shares assumed to be sold in the offering, issued to the Charitable Foundation and the number of new shares assumed to be issued in the exchange for publicly held shares and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares which have not been committed for release during the year. See note 1. The number of shares of common stock actually sold, issued to the Charitable Foundation and the corresponding number of exchange shares may be more or less than the assumed amounts.
(6)	The retained earnings of Investors Bank will be substantially restricted after the conversion. See “Our Dividend Policy” and “Supervision and Regulation.”
(7)	Per share figures include publicly held shares of Old Investors Bancorp common stock that will be exchanged for shares of New Investors Bancorp common stock in the conversion. Stockholders’ equity per share calculations are based upon the sum of: (i) the number of shares assumed to be sold in the offering; (ii) the shares issued to the Charitable Foundation and (iii) the number of shares to be issued in the exchange for publicly held shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The number of outstanding shares reflects an exchange ratio of 1.8734, 2.2040, 2.5346 and 2.9148 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The number of shares actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.
(8)	Pro forma net income does not give effect to the nonrecurring expense that would be expected to be recognized for the year ended December 31, 2012 as a result of the contribution of cash and shares of common stock to the Charitable Foundation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This discussion and analysis reviews our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the audited consolidated financial statements, which appear elsewhere in this prospectus. You should read the information in this section in conjunction with the business and financial information regarding us and the financial statements provided in this prospectus.

Overview

Our fundamental business strategy is to be a well capitalized, full service, community bank which provides high quality customer service and competitively priced products and services to individuals and businesses in the communities we serve.

Our results of operations depend primarily on net interest income, which is directly impacted by the market interest rate environment. Net interest income is the difference between the interest income we earn on our interest-earning assets, primarily mortgage loans and investment securities, and the interest we pay on our interest-bearing liabilities, primarily interest-bearing transaction accounts, time deposits, and borrowed funds. Net interest income is affected by the level of interest rates, the shape of the market yield curve, the timing of the placement and the re-pricing of interest-earning assets and interest-bearing liabilities on our balance sheet, and the prepayment rate on our mortgage-related assets.

The continued low interest rate environment has resulted in a significant portion of our interest-earning assets being refinanced at lower yields and new assets being originated at lower yields. We have been able to partially offset the yield compression by lowering the interest rates on our interest bearing liabilities. However, a steepening in the treasury curve during the third quarter 2013 resulted in a reduction in mortgage refinance activity and an improvement in new loan origination yields. We continue to actively manage our interest rate risk as the current interest rate environment is forecasted to remain at current levels, with no increase in short-term rates likely until late 2014. If this interest rate and steeper yield curve environment continue, we will likely be subject to near-term net interest income compression, but then may experience an improvement in net interest income, particularly if short-term interest rates remain unchanged as forecasted, and our rates on interest bearing liabilities do not increase as quickly as interest rates on its earning assets. In addition, the current slowdown in mortgage banking activity will result in lower gains on sales of loans in comparison to prior year results. We will continue to manage our interest rate risk.

Our results of operations are also significantly affected by general economic conditions. There is still uncertainty with respect to government regulation, the Affordable Health Care Act, budget deficits, debt levels and sluggish growth. The national and regional unemployment rates remain at elevated levels. These factors coupled with the weakness in the housing and real estate markets, have resulted in our prudent approach to credit quality, recognizing higher credit costs on the loan portfolio. Despite these conditions, our overall level of non-performing loans remains low compared to our national and regional peers. We attribute this to our conservative underwriting standards, as well as our diligence in resolving our problem loans.

We continue to grow and transform the composition of our balance sheet. For the nine months ended September 30, 2013, loans increased by $1.1 billion or 10% as loan demand remains strong, especially in the multi-family lending area in New York City. At September 30, 2013, commercial loans represented approximately 54% of our loan portfolio, which has seen a steady transformation since December 2009 when commercial loans were approximately 26% of total loans. Additionally, we remain focused on changing the deposit mix as core deposit accounts (savings, checking, and money market) of $6.0 billion represented approximately 70% of total deposits as of September 30, 2013.

On December 6, 2013, we completed our merger with Roma Financial Corporation, including Roma Bank and RomAsia Bank. The combined institution has approximately $15.5 billion in assets, $10.0 billion in deposits and 127 branch locations. We are awaiting final regulatory approval on the announced acquisition of Gateway Community Financial Corp., which has approximately $303 million in assets. The geographic market areas of both Roma and Gateway have significant potential and expands our footprint from the suburbs of Philadelphia to the boroughs of New York and Long Island.

We continue to stay focused on the execution of our strategic business plan in an effort to become a high performing banking franchise headquartered in the New Jersey- New York region. We will continue to enhance shareholder value through our strategic capital initiatives, including growth both organically and through acquisitions and dividend payments.

Business Strategy

Transitioning the Investors Bank Franchise. Since Old Investors Bancorp’s initial public offering in 2005, we have successfully executed on our business plan of transitioning Investors Bank from a wholesale thrift business to a full service, retail commercial bank. This transition has been primarily accomplished as a result of increasing the amount of commercial loans and core deposits on our balance sheet. Our transformation can be attributed to a number of factors including de novo branching and organic growth, bank and branch acquisitions, and significantly expanding our product offerings. We have also been successful in attracting talented and hardworking employees that have a desire to join our growing Investors Bank and have brought with them significant skills and client relationships. In addition, we believe the attractive markets we operate in, namely, New Jersey, and the greater New York metropolitan area, have provided the opportunity to achieve this transformation. Our plan is to continue to transition Investors Bank in the future in a manner consistent with how we have achieved it historically as well as by focusing on expanding and improving our non-interest income services and activities.

Our Attractive Markets Provide Exceptional Opportunities. The markets we operate in are considered to be some of the most attractive banking markets in the United States and which we believe they will continue to provide us with exceptional opportunities to grow and transform New Investors Bancorp. Since Old Investors Bancorp’s initial public offering, we have expanded our franchise in New Jersey, including the suburbs of Philadelphia and the boroughs of New York City as well as Nassau and Suffolk Counties on Long Island. Additionally, we have strengthened our presence in our historic markets throughout New Jersey. We accomplished this expansion through de novo growth and select bank and branch acquisitions. As a result of this growth, Investors Bank is now the third largest New Jersey headquartered banking institution as measured by assets and has the second largest deposit franchise of any bank headquartered in New Jersey. The markets we operate in are highly desirable from an economic and demographic perspective as they are characterized by large and dense population centers, areas of high income households and centers of robust business and commercial activity. Our competition in these markets tends to be from out-of-state headquartered money center and super-regional financial institutions or much smaller local community banks. We believe that as a locally headquartered institution, situated between these extremes, we are well positioned to compete and capitalize on opportunities that exist in our market area.

Growing and Diversifying the Loan Portfolio. Our business plan has been, and will continue to be, to grow and diversify our loan portfolio. We have accomplished this by focusing on originating more multi-family and commercial real estate loans in our market area through our New York City and New Jersey loan production offices. For the nine months ended September 30, 2013, we originated $980.7 million in multi-family loans and $317.5 million in commercial real estate loans. We focus on growing our commercial loan portfolio because it helps to diversify the loan portfolio and reduces our exposure to mortgage-backed securities and one- to four-family mortgages.

To further diversify our loan portfolio we plan to increase C&I lending by building relationships with small to medium sized companies in our market area. We have hired a number of experienced C&I lending teams, including a team specializing in the healthcare industry and most recently, a team of seasoned and experienced lenders specializing in asset based lending. For the nine months ended September 30, 2013, we have originated $158.6 million of C&I loans.

To date, we believe our strategy of diversifying our loan portfolio has been successful as evidenced by the fact that commercial loans (including commercial real estate, multi-family, C&I and construction loans) currently represent approximately 54% of our loan portfolio as compared to December 2009 when commercial loans were approximately 26% of total loans. Growing and diversifying our loan portfolio will continue to be a major focus of our business strategy going forward.

Changing the Mix of Deposits. As part of our plan to become more commercial bank-like, we have focused on changing our deposit mix from certificates of deposit to core deposits (savings, checking and money market accounts). Core deposits are an attractive funding alternative because they are a more stable source of low cost funding and are less sensitive to changes in market interest rates. We are pleased with our success in these efforts. As of September 30, 2013, we had core deposit accounts of $6.0 billion representing approximately 70% of total deposits compared to December 31, 2009 when core deposits were $2.5 billion, representing 44.0% of total deposits.

In order to maintain these favorable results and trends, we will continue to invest in branch staff training and product development. Over the past few years we have developed a suite of commercial deposit and cash management products, designed to appeal to small business owners and non-profit organizations. Electronic deposit services such as remote deposit capture and mobile banking have been developed to serve our customers’ needs and adapt to a changing environment. We will continue to enhance our web site and use social media as a way to stay connected to our customers.

Our deposit business has become well diversified over the past few years as we attract more deposits from commercial entities, including most of the businesses that borrow from us. Investors Bank has become one of the top largest depositories for government and municipal deposits in New Jersey, which provides us with a low cost funding source. Our branch network, concentrated in markets with attractive demographics and a high density population will continue to provide us with opportunities to grow and improve our deposit base.

Quality Customer Service. Our strategy emphasizes providing quality customer service delivered through our convenient branch network, loan production offices and supported by our easy-to-reach Client Care Center, where customers can speak with a bank representative to answers questions and resolve issues during business and non-business hours. One of our competitive advantages is our ability to deliver our services in a timely manner and our reputation of being able to effectively close transactions. Customers enjoy access to senior executives and decision makers at Investors Bank and the flexibility it brings to their businesses. To further enhance the customer experience, we rebranded Investors Bank in 2011. This rebranding effort has given Investors Bank a new look and feel intended to more closely identify us with our customers and our communities as well as provide Investors Bank with a more modern commercial bank-like image.

Acquisitions. A significant portion of our historic growth can be attributed to our acquisition strategy. Over the past few years we have completed seven bank or branch acquisitions and have one bank acquisition currently pending. The recent financial crisis provided us an opportunity to acquire many of these institutions under favorable pricing terms for Old Investors Bancorp’s shareholders. We believe an indicator of our success in shareholder friendly acquisitions is the minimal amount of intangible assets on our balance sheet. When considering an acquisition management evaluates a number of factors, however, a fundamental focus is preserving tangible book value per share. We are proud of our creative approach to many of these acquisitions which have included using our mutual holding company ownership structure to complete four transactions and purchasing for cash the U.S. operations of two foreign financial institutions that were exiting the market.

Some of our most recent and notable transactions have included the following acquisitions:

•	Roma Financial Corporation, completed December 2013 ($1.4 billion of deposits and 26 branches in the Philadelphia suburbs of New Jersey)

•	Marathon Banking Corporation, completed October 2012 ($777.5 million in deposits and 13 branches in Brooklyn, Queens, Staten Island, Manhattan and Long Island)

•	Brooklyn Federal Bancorp, completed January 2012 ($385.9 million in deposits and 5 branches in Brooklyn and Long Island)

These acquisitions have provided us with the opportunity to grow our business, expand our geographic footprint and improve our financial performance. We intend to continue to evaluate potential acquisition opportunities that may present themselves in the future while maintaining the financial and pricing discipline that we have adhered to in the past.

Capital Management. Capital management is a key component of our business strategy. We manage our capital through a combination of organic growth, acquisitions, stock repurchases, subject to compliance with applicable regulations and dividends.

In addition to organic growth and acquisitions, our fourth share repurchase program, announced on March 1, 2011, authorized the purchase of an additional 10% of our publicly held outstanding shares of common stock commencing upon the completion of the third program on July 25, 2011.

On September 28, 2012, we declared Old Investors Bancorp first quarterly cash dividend of $0.05 per share as part of a dividend program for shareholders. We paid a dividend every quarter since, with the most recent $0.05 per share dividend paid on November 22, 2013.

Effective capital management and prudent growth has allowed us to effectively leverage the capital from Old Investors Bancorp’s initial public offering while preserving tangible book value for Old Investors Bancorp’s shareholders. Upon the closing of Old Investors Bancorp’s initial stock offering in 2005, we reported a tangible equity to asset ratio of 16.11% and tangible book value of $7.47. As of September 30, 3013 our tangible equity to asset ratio was 7.43% and our tangible book value per share was $9.40.

Involvement in our Communities. Investors Bank proudly promotes a higher quality of life in the communities it serves in New Jersey and New York through employee volunteer efforts and the Charitable Foundation. Every day employees are encouraged to become leaders in their communities and use Investors Bank’s support to help others. Through the Charitable Foundation, established in 2005, Investors Bank has contributed or committed over $7 million to enrich the lives of New Jersey and New York citizens by supporting initiatives in the arts, education, youth development, affordable housing, and health and human services. Community involvement is one of the principal values of Investors Bank and provides our staff with a meaningful ability to help others. We believe these efforts contribute to creating a culture at Investors Bank that promotes high employee morale while enhancing the presence of Investors Bank in our local markets.

Continue to Build a High Performance Financial Institution. We will continue to execute our business strategy with a focus on prudent and opportunistic growth while producing financial results that will create value for our shareholders. We intend to continue to grow our business and strengthen our market share through planned de novo branching, additional product offerings, investments in staff and opportunistic acquisitions in our market area. We will continue to build additional operational infrastructure and add key personnel as our company grows and our business changes. We recently signed a long term contract with a major technology vendor for core and item processing services. These technology changes, expected to occur in the third quarter of 2015, will provide the necessary support for a growing commercial bank.

We have been successful in building Old Investors Bancorp while remaining diligent in our approach to loan underwriting and credit quality. Despite an environment of weak economic conditions and a severe recession, we feel our financial performance has been exceptional as measured by traditional financial ratios as they compare to peers. Specifically, as of the most recent reporting period, September 30, 2013, we reported an ROA of 0.86% and ROE of 10.30% and our ratio of non-performing loans to total loans was 1.16%.

As we grow Investors Bank, our primary goal will be to continue to produce financial results consistent with that of a high performing financial institution. As in the past, we will accomplish these results with a focus and diligence on regulatory compliance, risk management and credit quality. Shareholders have placed their trust and confidence in us and we remain committed to continue the success we have enjoyed over the past years.

Critical Accounting Policies

We consider accounting policies that require management to exercise significant judgment or discretion or to make significant assumptions that have, or could have, a material impact on the carrying value of certain assets or on income, to be critical accounting policies. We consider the following to be our critical accounting policies.

Allowance for Loan Losses. The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses that is charged against income. In determining the allowance for loan losses, we make significant estimates and, therefore, have identified the allowance as a critical accounting policy. The methodology for determining the allowance for loan losses is considered a critical accounting policy by management because of the high degree of judgment involved, the subjectivity of the assumptions used, and the potential for changes in the economic environment that could result in changes to the amount of the recorded allowance for loan losses.

The allowance for loan losses has been determined in accordance with GAAP, under which we are required to maintain an allowance for probable losses at the balance sheet date. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our allowance for loan losses is adequate to cover specifically identifiable losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.

Management performs a quarterly evaluation of the adequacy of the allowance for loan losses. The analysis of the allowance for loan losses has two components: specific and general allocations. Specific allocations are made for loans determined to be impaired. A loan is deemed to be impaired if it is a commercial real estate, multi-family or construction loan with an outstanding balance greater than $1.0 million and on non-accrual status, loans modified in a troubled debt restructuring, and other commercial real estate loans with an outstanding balance greater than $1.0 million if management has specific information of a collateral shortfall. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans, including those loans not meeting our definition of an impaired loan, by type of loan, risk weighting (if applicable) and payment history. We also analyze historical loss experience, delinquency trends, general economic conditions, geographic concentrations, and industry and peer comparisons. This analysis establishes factors that are applied to the loan groups to determine the amount of the general allocations. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revisions based upon changes in economic and real estate market conditions. Actual loan losses may be significantly more than the allowance for loan losses we have established which could have a material negative effect on our financial results.

Purchased Credit-Impaired (“PCI”) loans are loans acquired at a discount that is due, in part, to credit quality. PCI loans are accounted for in accordance with ASC Subtopic 310-30 and are initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance (i.e., the allowance for loan losses). The difference between the undiscounted cash flows expected at acquisition and the initial carrying amount (fair value) of the PCI loans, or the “accretable yield,” is recognized as interest income utilizing the level-yield method over the life of the loans. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the “non-accretable difference,” are not recognized as a yield adjustment, as a loss accrual or a valuation allowance. Reclassifications of the non-accretable difference to the accretable yield may occur subsequent to the loan acquisition dates due to increases in expected cash flows of the loans and result in an increase in yield on a prospective basis. On a quarterly basis, we analyze the actual cash flow versus the forecasts and any adjustments to credit loss expectations are made based on actual loss recognized as well as changes in the probability of default. For period in which cash flows aren’t reforecasted, prior period’s estimated cash flows are adjusted to reflect the actual cash received and credit events which occurred during the current reporting period.

On a quarterly basis, management’s Allowance for Loan Loss Committee reviews the current status of various loan assets in order to evaluate the adequacy of the allowance for loan losses. In this evaluation process, specific loans are analyzed to determine their potential risk of loss. This process includes all loans, concentrating on non-accrual and classified loans. Each non-accrual or classified loan is evaluated for potential loss exposure. Any shortfall results in a recommendation of a specific allowance if the likelihood of loss is evaluated as probable. To determine the adequacy of collateral on a particular loan, an estimate of the fair market value of the collateral is based on the most current appraised value available. This appraised value is then reduced to reflect estimated liquidation expenses.

The results of this quarterly process are summarized along with recommendations and presented to executive and senior management for their review. Based on these recommendations, loan loss allowances are approved by executive and senior management. All supporting documentation with regard to the evaluation process, loan loss experience, allowance levels and the schedules of classified loans are maintained by the Lending Administration Department. A summary of loan loss allowances is presented to the board of directors on a quarterly basis.

Our primary lending emphasis has been the origination of commercial real estate loans, multi-family loans and the origination and purchase of residential mortgage loans. We also originate C&I loans, construction loans, business lending, home equity loans and home equity lines of credit. These activities resulted in a loan concentration in residential mortgages, as well as a concentration of loans secured by real property located in New Jersey and New York. As a substantial amount of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans are critical in determining the amount of the allowance required for specific loans. Assumptions for appraisal valuations are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly impact the valuation of a property securing a loan and the related allowance determined. The assumptions supporting such appraisals are carefully reviewed by management to determine that the resulting values reasonably reflect amounts realizable on the related loans.

For commercial real estate, construction and multi-family loans, we obtain an appraisal for all collateral dependent loans upon origination and an updated appraisal in the event interest or principal payments are 90 days delinquent or when the timely collection of such income is considered doubtful. This is done in order to determine the specific reserve needed upon initial recognition of a collateral dependent loan as non-accrual and/or impaired. In subsequent reporting periods, as part of the allowance for loan loss process, we review each collateral dependent commercial real estate loan previously classified as non-accrual and/or impaired and assesses whether there has been an adverse change in the collateral value supporting the loan. We utilize information from our commercial lending officers and our loan workout department’s knowledge of changes in real estate conditions in our lending area to identify if possible deterioration of collateral value has occurred. Based on the severity of the changes in market conditions, management determines if an updated appraisal is warranted or if downward adjustments to the previous appraisal are warranted. If it is determined that the deterioration of the collateral value is significant enough to warrant ordering a new appraisal, an estimate of the downward adjustments to the existing appraised value is used in assessing if additional specific reserves are necessary until the updated appraisal is received.

For homogeneous residential mortgage loans, our policy is to obtain an appraisal upon the origination of the loan and an updated appraisal in the event a loan becomes 90 days delinquent. Thereafter, the appraisal is updated every two years if the loan remains in non-performing status and the foreclosure process has not been completed. Management adjusts the appraised value of residential loans to reflect estimated selling costs and estimated declines in the real estate market from appraisal date to the most recent reporting period, taking into consideration the estimated length of time to complete the foreclosure process.

In determining the allowance for loan losses, management believes the potential for outdated appraisals has been mitigated for impaired loans and other non-performing loans. As described above, the loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral. Loans are generally charged off after an analysis is completed which indicates that collectability of the full principal balance is in doubt. Based on the composition of our loan portfolio, we believe the primary risks are increases in interest rates, a continued decline in the general economy, and a further decline in real estate market values in New Jersey, New York and surrounding states. Any one or combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and future levels of loan loss provisions. We consider it important to maintain the ratio of our allowance for loan losses to total loans at an adequate level given current economic conditions, interest rates, and the composition of the portfolio.

Our allowance for loan losses reflects probable losses considering, among other things, the continued adverse economic conditions, the actual growth and change in composition of our loan portfolio, the level of our non-performing loans and our charge-off experience. We believe the allowance for loan losses reflects the inherent credit risk in our portfolio as of each balance sheet date included herein.

Although we believe we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if the current economic environment continues or deteriorates. Management uses the best information available; however, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. In addition, the FDIC and the NJDBI, as an integral part of their examination process, will periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

Deferred Income Taxes. We record income taxes in accordance with ASC 740, “Income Taxes,” as amended, using the asset and liability method. Accordingly, deferred tax assets and liabilities: (i) are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns; (ii) are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases; and (iii) are measured using enacted tax rates expected to apply in the years when those temporary differences are expected to be recovered or settled. Where applicable, deferred tax assets are reduced by a valuation allowance for any portions determined not likely to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period of enactment. The valuation allowance is adjusted, by a charge or credit to income tax expense, as changes in facts and circumstances warrant.

Asset Impairment Judgments. Certain of our assets are carried on our consolidated balance sheets at cost, fair value or at the lower of cost or fair value. Valuation allowances or write-downs are established when necessary to recognize impairment of such assets. We periodically perform analyses to test for impairment of such assets. In addition to the impairment analyses related to our loans discussed above, another significant impairment analysis is the determination of whether there has been an other-than-temporary decline in the value of one or more of our securities.

Our available-for-sale portfolio is carried at estimated fair value, with any unrealized gains or losses, net of taxes, reported as accumulated other comprehensive income or loss in stockholders’ equity. While we do not intend to sell these securities, and it is more likely than not that we will not be required to sell these securities before their anticipated recovery of the remaining carrying value, we have the ability to sell the securities. Our held-to-maturity portfolio, consisting primarily of mortgage backed securities and other debt securities for which we have a positive intent and ability to hold to maturity, is carried at carrying value. We conduct a periodic review and evaluation of the securities portfolio to determine if the value of any security has declined below its cost or carrying value, and whether such decline is other-than-temporary. Management utilizes various inputs to determine the fair value of the portfolio. To the extent they exist, unadjusted quoted market prices in active markets (level 1) or quoted prices on similar assets (level 2) are utilized to determine the fair value of each investment in the portfolio. In the absence of quoted prices and in an illiquid market, valuation techniques, which require inputs that are both significant to the fair value measurement and unobservable (level 3), are used to determine fair value of the investment. Valuation techniques are based on various assumptions, including, but not limited to cash flows, discount rates, rate of return, adjustments for nonperformance and liquidity, and liquidation values. Management is required to use a significant degree of judgment when the valuation of investments includes unobservable inputs. The use of different assumptions could have a positive or negative effect on our consolidated financial condition or results of operations.

The fair values of our securities portfolios are also affected by changes in interest rates. When significant changes in interest rates occur, we evaluate our intent and ability to hold the security to maturity or for a sufficient time to recover our recorded investment balance.

If a determination is made that a debt security is other-than-temporarily impaired, we will estimate the amount of the unrealized loss that is attributable to credit and all other non-credit related factors. The credit related component will be recognized as an other-than-temporary impairment charge in non-interest income as a component of gain (loss) on securities, net. The non-credit related component will be recorded as an adjustment to accumulated other comprehensive income, net of tax.

Goodwill Impairment. Goodwill is presumed to have an indefinite useful life and is tested, at least annually, for impairment at the reporting unit level. Impairment exists when the carrying amount of goodwill exceeds its implied fair value. For purposes of our goodwill impairment testing, we have identified a single reporting unit.

In connection with our annual impairment assessment we applied the guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment,” which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. For the year ended December 31, 2012, our qualitative assessment concluded that it was not more likely than not that the fair value of the reporting unit is less than its carrying amount and, therefore, the two-step goodwill impairment test was not required.

Valuation of Mortgage Servicing Rights. The initial asset recognized for originated mortgage servicing rights (“MSR”) is measured at fair value. The fair value of MSR is estimated by reference to current market values of similar loans sold with servicing released. MSR are amortized in proportion to and over the period of estimated net servicing income. We apply the amortization method for measurements of our MSR. MSR are assessed for impairment based on fair value at each reporting date. MSR impairment, if any, is recognized in a valuation allowance through charges to earnings as a component of fees and service charges. Subsequent increases in the fair value of impaired MSR are recognized only up to the amount of the previously recognized valuation allowance.

We assess impairment of our MSR based on the estimated fair value of those rights with any impairment recognized through a valuation allowance. The estimated fair value of the MSR is obtained through independent third party valuations through an analysis of future cash flows, incorporating estimates of assumptions market participants would use in determining fair value including market discount rates, prepayment speeds, servicing income, servicing costs, default rates and other market driven data, including the market’s perception of future interest rate movements. The allowance is then adjusted in subsequent periods to reflect changes in the measurement of impairment. All assumptions are reviewed for reasonableness on a quarterly basis to ensure they reflect current and anticipated market conditions.

The fair value of MSR is highly sensitive to changes in assumptions. Changes in prepayment speed assumptions generally have the most significant impact on the fair value of our MSR. Generally, as interest rates decline, mortgage loan prepayments accelerate due to increased refinance activity, which results in a decrease in the fair value of MSR. As interest rates rise, mortgage loan prepayments slow down, which results in an increase in the fair value of MSR. Thus, any measurement of the fair value of our MSR is limited by the conditions existing and the assumptions utilized as of a particular point in time, and those assumptions may not be appropriate if they are applied at a different point in time.

Core Deposit Premiums. Core deposit premiums represent the intangible value of depositor relationships assumed in purchase acquisitions and are amortized on an accelerated basis over 10 years. We periodically evaluate the value of core deposit premiums to ensure the carrying amount exceeds its implied fair value.

Stock-Based Compensation. We recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards in accordance with ASC 718, “Compensation-Stock Compensation”.

We estimate the per share fair value of option grants on the date of grant using the Black-Scholes option pricing model using assumptions for the expected dividend yield, expected stock price volatility, risk-free interest rate and expected option term. These assumptions are subjective in nature, involve uncertainties and, therefore, cannot be determined with precision. The Black-Scholes option pricing model also contains certain inherent limitations when applied to options that are not traded on public markets.

The per share fair value of options is highly sensitive to changes in assumptions. In general, the per share fair value of options will move in the same direction as changes in the expected stock price volatility, risk-free interest rate and expected option term, and in the opposite direction as changes in the expected dividend yield. For example, the per share fair value of options will generally increase as expected stock price volatility increases, risk-free interest rate increases, expected option term increases and expected dividend yield decreases. The use of different assumptions or different option pricing models could result in materially different per share fair values of options.

Comparison of Financial Condition at September 30, 2013 and December 31, 2012

Total Assets. Total assets increased by $1.08 billion, or 8.5%, to $13.81 billion at September 30, 2013 from $12.72 billion at December 31, 2012. This increase was largely the result of net loans, including loans held for sale, increasing $1.05 billion to $11.38 billion at September 30, 2013 from $10.34 billion at December 31, 2012.

Net Loans. Net loans, including loans held for sale, increased by $1.05 billion, or 10.1%, to $11.38 billion at September 30, 2013 from $10.34 billion at December 31, 2012. At September 30, 2013, total loans were $11.52 billion which included $5.13 billion in residential loans, $3.56 billion in multi-family loans, $2.20 billion in commercial real estate loans, $218.4 million in construction loans, $224.0 million in consumer and other loans and $195.2 million in C&I loans. For the nine months ended September 30, 2013, we originated $980.7 million in multi-family loans, $317.5 million in commercial real estate loans, $158.6 million in C&I loans, $60.2 million in consumer and other loans and $50.5 million in construction loans. This increase in loans reflects our continued focus on generating multi-family and commercial real estate loans, which was partially offset by pay downs and payoffs of loans. The loans we originate and purchase are on properties located primarily in New Jersey and New York.

We originate residential mortgage loans through our mortgage subsidiary, Investors Home Mortgage For the nine months ended September 30, 2013, Investors Home Mortgage originated $1.27 billion in residential mortgage loans of which $334.7 million were for sale to third party investors and $933.3 million were added to our portfolio. We also purchased mortgage loans from correspondent entities including other banks and mortgage bankers. Our agreements with these correspondent entities require them to originate loans that adhere to our underwriting standards. During the nine months ended September 30, 2013, we purchased loans totaling $793.2 million from these entities.

We also originate interest-only one- to four-family mortgage loans in which the borrower makes only interest payments for the first five, seven or ten years of the mortgage loan term. This feature will result in future increases in the borrower’s loan repayment when the contractually required repayments increase due to the required amortization of the principal amount. These payment increases could affect the borrower’s ability to repay the loan. The amount of interest-only one- to four-family mortgage loans outstanding was $348.9 million at both September 30, 2013 and December 31, 2012. The ability of borrowers to repay their obligations are dependent upon various factors including the borrowers’ income and net worth, cash flows generated by the underlying collateral, value of the underlying collateral and priority of our lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond our control. We are, therefore, subject to risk of loss. We maintain stricter underwriting criteria for these interest-only loans than we do for our amortizing loans. We believe these criteria adequately reduce the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks.

Our past due loans and non-accrual loans discussed below exclude certain purchased credit impaired (PCI) loans, primarily consisting of loans recorded in the acquisition of Marathon. Under U.S. Generally Accepted Accounting Principles (“GAAP”), the PCI loans (acquired at a discount that is due, in part, to credit quality) are not subject to delinquency classification in the same manner as loans originated by Investors Bank. The following table sets forth non-accrual loans and accruing past due loans (excluding PCI loans of $3.2 million at September 30, 2013) on the dates indicated as well as certain asset quality ratios.

	September 30, 2013		June 30, 2013		March 31, 2013		December 31, 2012
	# of Loans	Amount	# of Loans	Amount	# of Loans	Amount	# of Loans	Amount
	(Dollars in millions)
Residential and consumer	305	$75.1	286	$72.0	328	$84.1	354	$82.5
Construction	7	14.2	9	21.8	9	24.1	9	25.8
Multi-family	9	16.8	10	17.2	7	14.5	5	11.1
Commercial	3	1.6	3	2.0	6	10.2	4	0.8
Commercial and industrial	8	1.9	6	1.5	6	2.8	2	0.4

Total non-accrual loans	332	$109.6	314	$114.5	356	$135.7	374	$120.6

Accruing troubled debt restructured loans	36	$24.5	29	$19.7	18	$9.0	22	$15.8
Non-accrual loans to total loans		0.95%		1.04%		1.28%		1.16%
Allowance for loan loss as a percent of non-accrual loans		152.18%		134.90%		110.21%		117.92%
Allowance for loan loss as a percent of total loans		1.45%		1.40%		1.41%		1.36%

	September 30, 2012		June 30, 2012		March 31, 2012		December 31, 2011
	# of Loans	Amount	# of Loans	Amount	# of Loans	Amount	# of Loans	Amount
	(Dollars in millions)
Residential and consumer	335	$81.2	328	$81.7	328	$86.1	321	$85.0
Construction	9	26.6	15	51.4	16	57.2	15	57.1
Multi-family	6	12.0	6	13.3	4	6.2	—	—
Commercial	1	0.8	1	1.2	2	0.4	1	0.1
Commercial and industrial	1	0.1	2	0.8	—	—	—	—

Total non-accrual loans	352	$120.7	352	$148.4	350	$149.9	337	$142.2

Accruing troubled debt restructured loans	18	$14.8	17	$8.9	15	$8.4	15	$10.5
Non-accrual loans to total loans		1.28%		1.60%		1.64%		1.60%
Allowance for loan loss as a percent of non-accrual		108.79%		86.58%		82.53%		82.44%
Allowance for loan loss as a percent of total loans		1.39%		1.38%		1.35%		1.32%

Total non-accrual loans decreased by $11.0 million to $109.6 million at September 30, 2013 compared to $120.6 million at December 31, 2012 as we continue to diligently resolve our troubled loans. Our allowance for loan loss as a percent of total loans at September 30, 2013 was 1.45%. At September 30, 2013, there were $50.6 million of loans deemed troubled debt restructuring, of which $24.5 million were accruing and $26.1 million were on non-accrual.

In addition to non-accrual loans we continue to monitor our portfolio for potential problem loans. Potential problem loans are defined as loans about which we have concerns as to the ability of the borrower to comply with the present loan repayment terms and which may cause the loan to be placed on non-accrual status. As of

September 30, 2013, there were four commercial real estate loans in the amount of $3.4 million, six multi-family loans in the amount of $12.9 million and three C&I loans totaling $538,000 that we have deemed as potential problem loans. Management is actively monitoring these loans.

The ratio of non-accrual loans to total loans was 0.95% at September 30, 2013 compared to 1.16% at December 31, 2012. The allowance for loan losses as a percentage of non-accrual loans was 152.18% at September 30, 2013 compared to 117.92% at December 31, 2012. At September 30, 2013, our allowance for loan losses as a percentage of total loans was 1.45% compared to 1.36% at December 31, 2012.

At September 30, 2013, loans meeting our definition of an impaired loan were primarily collateral-dependent loans and totaled $67.4 million of which $15.9 million of impaired loans had a specific allowance for credit losses of $2.1 million and $51.5 million of impaired loans had no specific allowance for credit losses. At December 31, 2012, loans meeting our definition of an impaired loan were primarily collateral dependent and totaled $57.4 million, of which $10.8 million of impaired loans had a related allowance for credit losses of $2.1 million and $46.6 million of impaired loans had no related allowance for credit losses.

At September 30, 2013, there were 18 commercial loans totaling $30.9 million and 58 residential loans totaling $19.7 million which are deemed troubled debt restructurings. At September 30, 2013, there were eight of the commercial loans totaling $14.8 million and 32 residential loans totaling $11.4 million included in non-accrual loans.

In late October 2012, our primary market area was adversely impacted by superstorm Sandy. The storm disrupted operations for many businesses in the area and caused substantial property damage in our lending area. In response to the storm, we waived late fees for two months and provided payment deferrals to borrowers impacted by the storm.

Although the number of borrowers that have reached out to us for financial assistance has been limited, initially, the highest impacted areas along the coastline included 493 residential mortgage loans totaling approximately $275 million in principal outstanding with a loan-to-value of 67%. This represented approximately 6% of our residential mortgage portfolio at December 31, 2012. As of September 30, 2013, the population of loans in the impacted areas along the coastline had been reduced to 372 residential mortgage loans totaling approximately $200.6 million in principal outstanding. There have been no losses recorded through September 30, 2013 on any of the loans identified in the initial population. Management will continue to monitor these loans.

The allowance for loan losses increased by $24.6 million to $166.8 million at September 30, 2013 from $142.2 million at December 31, 2012. The increase in our allowance for loan losses was due to the growth of the loan portfolio and the increased credit risk in our overall portfolio, particularly the inherent credit risk associated with commercial real estate lending.

Future increases in the allowance for loan losses may be necessary based on the growth and composition of the loan portfolio, the level of loan delinquency and the impact of the deterioration of the real estate and economic environments in our lending area. Although we use the best information available, the level of allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. See “Critical Accounting Policies.”

Securities. Securities, in the aggregate, decreased by $77.8 million, or 5.0%, to $1.49 billion at September 30, 2013. The decrease in the portfolio was primarily due to normal pay downs or maturities during the nine months ended September 30, 2013 and the decrease in fair value of available for sale securities of $19.0 million from December 31, 2012. During the second quarter of 2013, we reclassified $524.0 million of securities available for sale to securities held to maturity as we have the intent and ability to hold these securities until maturity.

Goodwill, Stock in the Federal Home Loan Bank, Bank Owned Life Insurance. At September 30, 2013 and December 31, 2012, goodwill was $77.3 million and $77.1 million, respectively. The amount of stock we own in the Federal Home Loan Bank of New York (“FHLB”) increased $42.4 million from $150.5 million at December 31, 2012 to $192.9 million at September 30, 2013 as a result of an increase in our level of borrowings. Bank owned life insurance was $116.1 million at September 30, 2013 compared to $113.9 million at December 31, 2012.

Deposits. Deposits decreased by $126.5 million or 1.4% from $8.77 billion at December 31, 2012 to $8.64 billion at September 30, 2013. This was attributed to a decrease in certificates of deposit of $346.6 million, offset by an increase in core deposits of $220.1 million or 3.8%. Core deposits represented approximately 70% of our total deposit portfolio at September 30, 2013.

Borrowed Funds. Borrowed funds increased $1.09 billion, or 40.3%, to $3.80 billion at September 30, 2013 from $2.71 billion at December 31, 2012 due to the funding of our asset growth.

Stockholders’ Equity. Stockholders’ equity increased $59.8 million to $1.13 billion at September 30, 2013 from $1.07 billion at December 31, 2012. The increase is primarily attributed to the $84.5 million of net income for the nine months ended September 30, 2013 offset by a $16.3 million increase to other comprehensive loss primarily attributed to the decrease in value of available for sale securities for the nine months ended September 30, 2013. Stockholders’ equity was also impacted by $0.15 per common share of a cash dividend for the nine month period that resulted in a decrease of $16.8 million.

Comparison of Financial Condition at December 31, 2012 and December 31, 2011

Total Assets. Total assets increased by $2.02 billion, or 18.9%, to $12.72 billion at December 31, 2012 from $10.70 billion at December 31, 2011. This increase was largely the result of net loans, including loans held for sale, increasing $1.52 billion to $10.34 billion at December 31, 2012 from $8.81 billion at December 31, 2011 and a $401.6 million increase in available for sale securities to $1.39 billion at December 31, 2012 from $983.7 million at December 31, 2011.

Net Loans. Net loans, including loans held for sale, increased by $1.52 billion, or 17.3%, to $10.34 billion at December 31, 2012 from $8.81 billion at December 31, 2011. For the year ended December 31, 2012, we originated $1.29 billion in multi-family loans, $458.8 million in commercial real estate loans, $139.8 million in C&I loans, $69.8 million in consumer and other loans and $32.2 million in construction loans. This increase in loans reflects our continued focus on generating multi-family and commercial real estate loans, which was partially offset by pay downs and payoffs of loans. The loans we originate and purchase are on properties located primarily in New Jersey and New York. The net loans acquired from Marathon Bank and Brooklyn Federal were approximately $558.5 million and $177.5 million, respectively.

We originate residential mortgage loans through our mortgage subsidiary, Investors Home Mortgage For the year ended December 31, 2012, Investors Home Mortgage originated $1.51 billion in residential mortgage loans of which $811.2 million were for sale to third party investors and $694.0 million were added to our portfolio. We also purchased mortgage loans from correspondent entities including other banks and mortgage bankers. Our agreements with these correspondent entities require them to originate loans that adhere to our underwriting standards. During the year ended December 31, 2012, we purchased loans totaling $638.8 million from these entities. In addition, we acquired $177.5 million in loans from Brooklyn Federal Bancorp and subsequently sold $49.4 million of commercial real estate loans and an additional $37.9 million of commercial real estate loans on a pass through basis to a third party.

At December 31, 2012, total loans were $10.44 billion and included $4.84 billion in residential loans, $3.00 billion in multi-family loans, $1.97 billion in commercial real estate loans, $224.8 million in construction loans, $238.9 million in consumer and other loans and $169.3 million in C&I loans.

For the year ended December 31, 2012, our provision for loan losses was $65.0 million compared to $75.5 million for the year ended December 31, 2011. For the year ended December 31, 2012, net charge-offs were $40.1 million compared to $49.2 million for the year ended December 31, 2011. Our provision for the year ended December 31, 2012 is a result of continued growth in the loan portfolio, specifically the multi-family and commercial real estate portfolios; the inherent credit risk in our overall portfolio, particularly the credit risk associated with commercial real estate lending; the level of non-performing loans and delinquent loans caused by the adverse economic and real estate conditions in our lending area; and the impact of superstorm Sandy.

Total non-accrual loans decreased $21.6 million to $120.6 million at December 31, 2012 compared to $142.2 million at December 31, 2011 as we continue to diligently resolve our troubled loans. Excluding the loans acquired from Marathon Bank, our allowance for loan loss as a percent of total loans is 1.44%. At December 31, 2012, there were $27.7 million of loans deemed trouble debt restructuring, of which $15.8 million were accruing and $11.9 million were on non-accrual.

In addition to non-performing loans, we continue to monitor our portfolio for potential problem loans. Potential problem loans are defined as loans about which we have concerns as to the ability of the borrower to comply with the present loan repayment terms and which may cause the loan to be placed on non-accrual status. As of December 31, 2012, we had four multi-family loans totaling $4.1 million, 10 commercial real estate loans totaling $19.5 million and five C&I loans totaling $3.3 million that we deem potential problems loans. Management is actively monitoring these loans.

In late October 2012, our primary market area was adversely impacted by superstorm Sandy. The storm disrupted operations for many businesses in the area and caused substantial property damage in our lending area. In response to the storm, we waived late fees for two months and provided payment deferrals to borrowers impacted by the storm.

Although the number of borrowers that have reached out to us for financial assistance has been limited, the highest impacted areas along the coastline include 493 residential mortgage loans totaling approximately $275 million in principal outstanding with a loan-to-value of 67%. This represented approximately 6% of our residential mortgage portfolio at December 31, 2012.

We have evaluated the impact of the storm relative to the adequacy of the allowance for loan losses. Based on our evaluation, there were no loan charge-offs or specific losses identified through December 31, 2012. However, the ultimate amount of loan losses relating to the storm is uncertain and difficult to predict as information continues to be gathered. Due to the heightened risk associated with the population of loans identified above, we provided credit reserves of $5.5 million for possible credit losses related to the storm as of December 31, 2012.

The allowance for loan losses increased by $24.9 million to $142.2 million at December 31, 2012 from $117.2 million at December 31, 2011. The increase in our allowance for loan losses was due to the increased inherent credit risk in our overall portfolio, particularly the credit risk associated with commercial real estate lending; and delinquent loans caused by the adverse economic conditions in our lending area and the continued growth in the multi-family and commercial real estate loan portfolios.

Securities. Securities, in the aggregate, increased by $293.9 million, or 23.1%, to $1.57 billion at December 31, 2012, from $1.27 billion at December 31, 2011. The increase in the portfolio was primarily due to the purchase of $760.7 million of agency issued mortgage backed securities partially offset by sales, normal pay downs or maturities during the year ended December 31, 2012.

Other Assets, Stock in the Federal Home Loan Bank, Bank Owned Life Insurance. The amount of stock we own in the FHLB increased by $33.7 million from $116.8 million at December 31, 2011 to $150.5 million at December 31, 2012 as a result of an increase in our level of borrowings.

Deposits. Deposits increased by $1.41 billion, or 19.1%, to $8.77 billion at December 31, 2012 from $7.36 billion at December 31, 2011. This was attributed to an increase in core deposits of $1.78 billion or 44.3%, partially offset by a $375.9 million decrease in certificates of deposit. The majority of the increase was related to acquisitions during the year ended December 31, 2012 in which Marathon Bank contributed $777.5 million while Brooklyn Federal Bancorp contributed $385.9 million of deposits in total.

Borrowed Funds. Borrowed funds increased $450.2 million, or 20.0%, to $2.71 billion at December 31, 2012 from $2.26 billion at December 31, 2011 due to the funding of our asset growth.

Stockholders’ Equity. Stockholders’ equity increased $99.4 million to $1.07 billion at December 31, 2012 from $967.4 million at December 31, 2011. The increase was primarily attributed to the $88.8 million of net income for the year ended December 31, 2012 and $7.6 million as a result of the acquisition of Brooklyn Federal Bancorp. In addition, stockholder’s equity was positively impacted by other comprehensive income of $3.5 million and $1.4 million in employee stock ownership plan and stock-based compensation expenses. This was partially offset by the declaration of a cash dividend of $0.05 per common share that resulted in a decrease of $5.6 million in stockholders’ equity.

Analysis of Net Interest Income

Net interest income represents the difference between income we earn on our interest-earning assets and the expense we pay on interest-bearing liabilities. Net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned on such assets and paid on such liabilities.

Average Balances and Yields. The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	For the Nine Months Ended September 30,
	2013			2012
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/Rate (5)	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/Rate (5)
	(Dollars in thousands)
Interest-earning assets:
Interest-bearing deposits	$120,512	$41	0.05%	$89,622	$30	0.04%
Securities available-for-sale (1)	1,180,638	14,572	1.65	1,239,135	17,358	1.87
Securities held-to-maturity	353,855	10,209	3.85	235,236	10,134	5.74
Net loans	10,765,130	369,682	4.58	9,075,804	334,438	4.91
Stock in FHLB	164,999	4,521	3.65	123,176	4,069	4.40

Total interest-earning assets	12,585,134	399,025	4.23	10,762,973	366,029	4.53

Non-interest-earning assets	549,418			472,733

Total assets	$13,134,552			$11,235,706

Interest-bearing liabilities:
Savings deposits	$1,745,593	$4,739	0.36%	$1,496,073	$6,011	0.54%
Interest-bearing checking	1,731,471	4,558	0.35	1,398,196	4,965	0.47
Money market accounts	1,565,205	5,013	0.43	1,280,361	6,099	0.64
Certificates of deposit	2,810,768	22,358	1.06	3,202,657	32,546	1.35

Total interest-bearing deposits	7,853,037	36,668	0.62	7,377,287	49,621	0.90

Borrowed funds	3,101,562	45,183	1.94	2,219,414	45,180	2.71

Total interest-bearing liabilities	10,954,599	81,851	1.00	9,596,701	94,801	1.32
Non-interest-bearing liabilities	1,085,824			627,981

Total liabilities	12,040,423			10,224,682
Stockholders’ equity	1,094,129			1,011,024

Total liabilities and stockholders’ equity	$13,134,552			$11,235,706

Net interest income		$317,174			$271,228

Net interest rate spread (2)			3.23%			3.22%

Net interest-earning assets (3)	$1,630,535			$1,166,272

Net interest margin (4)			3.36%			3.36%

Ratio of interest-earning assets to total interest-bearing liabilities	1.15x			1.12x

(1)	Securities available-for-sale are stated at carrying value, adjusted for unamortized purchased premiums and discounts.
(2)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average total interest-earning assets.
(5)	Annualized.

	For the Year Ended December 31,
	2012			2011			2010
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Interest-bearing deposits	$96,945	$40	0.04%	$70,079	$37	0.05%	$132,365	$238	0.18%
Securities available-for-sale (1)	1,250,391	22,521	1.80	692,664	15,431	2.23	497,094	12,430	2.50
Securities held-to-maturity	221,524	12,852	5.80	369,553	19,447	5.26	604,238	28,600	4.73
Net loans	9,271,550	455,221	4.91	8,461,031	434,377	5.13	7,197,608	383,531	5.33
Stock in FHLB	124,385	5,555	4.47	101,764	4,280	4.21	76,368	3,904	5.11

Total interest-earning assets	10,964,795	496,189	4.53	9,695,091	473,572	4.88	8,507,673	428,703	5.04

Non-interest-earning assets	493,278			411,009			397,436

Total assets	$11,458,073			$10,106,100			$8,905,109

Interest-bearing liabilities:
Savings deposits	$1,535,636	$7,859	0.51%	$1,230,093	$9,713	0.79%	$944,894	13,958	1.48%
Interest-bearing checking	1,467,583	6,586	0.45	1,075,694	5,999	0.56	908,567	6,406	0.71
Money market accounts	1,342,366	7,937	0.59	929,291	7,275	0.78	748,707	7,299	0.97
Certificates of deposit	3,155,041	41,200	1.31	3,393,105	56,902	1.68	3,321,671	63,148	1.90

Total interest-bearing deposits	7,500,626	63,582	0.85	6,628,183	79,889	1.21	5,923,839	90,811	1.53

Borrowed funds	2,224,126	59,862	2.69	2,075,598	64,599	3.11	1,780,205	68,482	3.85

Total interest-bearing liabilities	9,724,752	123,444	1.27	8,703,781	144,488	1.66	7,704,044	159,293	2.07
Non-interest-bearing liabilities	710,894			466,876			308,785

Total liabilities	10,435,646			9,170,657			8,012,829
Stockholders’ equity	1,022,427			935,452			892,280

Total liabilities and stockholders’ equity	$11,458,073			$10,106,109			$8,905,109

Net interest income		$372,745			$329,084			$269,410

Net interest rate spread (2)			3.26%			3.22%			2.97%

Net interest-earning assets (3)	$1,240,043			$991,319			$803,629

Net interest margin (4)			3.40%			3.39%			3.17%

Ratio of interest-earning assets to total interest-bearing liabilities	1.13x			1.11x			1.10x

(1)	Securities available-for-sale are stated at carrying value, adjusted for unamortized purchased premiums and discounts.
(2)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	Nine Months Ended September 30, 2013 vs. 2012			Years Ended December 31, 2012 vs. 2011			Years Ended December 31, 2011 vs. 2010
	Increase (Decrease) Due to		Net Increase (Decrease)	Increase (Decrease) Due to		Net Increase (Decrease)	Increase (Decrease) Due to		Net Increase (Decrease)
	Volume	Rate		Volume	Rate		Volume	Rate
	(In thousands)
Interest-earning assets:
Interest-bearing deposits	$11	$—	$11	$10	$(7)	$3	$(80)	$(121)	$(201)
Securities available-for-sale	(830)	(1,956)	(2,786)	9,776	(2,686)	7,090	3,641	(640)	3,001
Securities held-to-maturity	4,410	(4,335)	75	(5,697)	(898)	(6,595)	(9,621)	468	(9,153)
Net loans	75,362	(40,118)	35,244	47,874	(27,030)	20,844	72,395	(21,549)	50,846
Stock in FHLB	1,533	(1,081)	452	997	278	1,275	1,148	(772)	376

Total interest-earning assets	80,486	(47,490)	32,996	52,960	(30,343)	22,617	67,483	(22,614)	44,869

Interest-bearing liabilities:
Savings deposits	1,333	(2,605)	(1,272)	2,061	(3,915)	(1,854)	3,442	(7,687)	(4,245)
Interest-bearing checking	1,447	(1,854)	(407)	1,908	(1,321)	587	1,063	(1,470)	(407)
Money market accounts	1,716	(2,802)	(1,086)	2,725	(2,063)	662	1,570	(1,594)	(24)
Certificates of deposit	(3,671)	(6,517)	(10,188)	(3,780)	(11,922)	(15,702)	1,333	(7,579)	(6,246)

Total deposits	825	(13,778)	(12,953)	2,914	(19,221)	(16,307)	7,408	(18,330)	(10,922)
Borrowed funds	18,634	(18,631)	3	1,563	(6,300)	(4,737)	5,825	(9,708)	(3,883)

Total interest-bearing liabilities	19,459	(32,409)	(12,950)	4,477	(25,521)	(21,044)	13,233	(28,038)	(14,805)

Increase (decrease) in net interest income	$61,027	$(15,080)	$45,947	$48,483	$(4,822)	$43,661	$54,250	$5,424	$59,674

Comparison of Operating Results for the Nine Months ended September 30, 2013 and 2012

Net Income. Net income for the nine months ended September 30, 2013 was $84.5 million compared to net income of $67.4 million for the nine months ended September 30, 2012.

Net Interest Income. Net interest income increased by $45.9 million, or 16.9%, to $317.2 million for the nine months ended September 30, 2013 from $271.2 million for the nine months ended September 30, 2012. The increase was primarily due to the average balance of interest earning assets increasing $1.82 billion to $12.59 billion at September 30, 2013 compared to $10.76 billion at September 30, 2012, as well as a 32 basis point decrease in our cost of interest-bearing liabilities to 1.00% for the nine months ended September 30, 2013 from 1.32% for the nine months ended September 30, 2012. These were partially offset by the average balance of our interest bearing liabilities increasing $1.36 billion to $10.95 billion at September 30, 2013 compared to $9.60 billion at September 30, 2012, as well as the yield on our interest-earning assets decreasing 30 basis points to 4.23% for the nine months ended September 30, 2013 from 4.53% for the nine months ended September 30, 2012. The net interest spread increased by one basis point to 3.23% for the nine months ended September 30, 2013 from 3.22% for the nine months ended September 30, 2012.

Interest and Dividend Income. Total interest and dividend income increased by $33.0 million, or 9.0%, to $399.0 million for the nine months ended September 30, 2013 from $366.0 million for the nine months ended September 30, 2012. This increase is attributed to the average balance of interest-earning assets increasing $1.82 billion, or 16.9%, to $12.59 billion for the nine months ended September 30, 2013 from $10.76 billion for the nine months ended September 30, 2012. This was partially offset by the weighted average yield on interest-earning assets decreasing 30 basis points to 4.23% for the nine months ended September 30, 2013 compared to 4.53% for the nine months ended September 30, 2012.

Interest income on loans increased by $35.2 million, or 10.5%, to $369.7 million for the nine months ended September 30, 2013 from $334.4 million for the nine months ended September 30, 2012, reflecting an $1.69 billion, or 18.6%, increase in the average balance of net loans to $10.77 billion for the nine months ended September 30, 2013 from $9.08 billion for the nine months ended September 30, 2012. The increase is primarily attributed to the average balance of multi-family loans, commercial real estate loans and C&I loans increasing $1.21 billion, $578.3 million and $55.6 million respectively, as we continue to focus on diversifying our loan portfolio by adding more multi-family loans and commercial real estate loans. In addition, we recorded $10.8 million in loan prepayment penalties in interest income for the nine months ended September 30, 2013 compared to $5.4 million for the nine months ended September 30, 2012. This was partially offset by a 33 basis point decrease in the average yield on net loans to 4.58% for the nine months ended September 30, 2013 from 4.91% for the nine months ended September 30, 2012, as lower rates on new and refinanced loans reflect the current interest rate environment.

Interest income on all other interest-earning assets, excluding loans, decreased by $2.2 million, or 7.1%, to $29.3 million for the nine months ended September 30, 2013 from $31.6 million for the nine months ended September 30, 2012. This decrease reflected the weighted average yield on interest-earning assets, excluding loans, decreasing by 35 basis points to 2.15% for the nine months ended September 30, 2013 compared to 2.50% for the nine months ended September 30, 2012 reflecting the current interest rate environment. This was partially offset by a $132.8 million increase in the average balance of all other interest-earning assets, excluding loans, to $1.82 billion for the nine months ended September 30, 2013 from $1.69 billion for the nine months ended September 30, 2012.

Interest Expense. Total interest expense decreased by $13.0 million, or 13.7%, to $81.9 million for the nine months ended September 30, 2013 from $94.8 million for the nine months ended September 30, 2012. This decrease is attributed to the weighted average cost of total interest-bearing liabilities decreasing 32 basis points to 1.00% for the nine months ended September 30, 2013 compared to 1.32% for the nine months ended September 30, 2012. This was partially offset by the average balance of total interest-bearing liabilities increasing by $1.36 billion, or 14.1%, to $10.95 billion for the nine months ended September 30, 2013 from $9.60 billion for the nine months ended September 30, 2012.

Interest expense on interest-bearing deposits decreased $13.0 million, or 26.1% to $36.7 million for the nine months ended September 30, 2013 from $49.6 million for the nine months ended September 30, 2012. This decrease is attributed to a 28 basis point decrease in the average cost of interest-bearing deposits to 0.62% for the nine months ended September 30, 2013 from 0.90% for the nine months ended September 30, 2012 as deposit rates reflect the lower interest rate environment. This was partially offset by the average balance of total interest-bearing deposits increasing $475.8 million, or 6.4% to $7.85 billion for the nine months ended September 30, 2013 from $7.38 billion for the nine months ended September 30, 2012. Average balances of core deposit accounts increased $867.6 million for the nine months ended September 30, 2013 over the prior year period.

Interest expense on borrowed funds remained flat at $45.2 million for the nine months ended September 30, 2013 and September 30, 2012. Although the expense was consistent for both periods, the average cost of borrowed funds decreased by 77 basis points to 1.94% for the nine months ended September 30, 2013 from 2.71% for the nine months ended September 30, 2012 as maturing and new borrowings repriced to current interest rates, while the average balance of borrowed funds increased by $882.1 million or 39.7%, to $3.10 billion for the nine months ended September 30, 2013 from $2.22 billion for the nine months ended September 30, 2012.

Provision for Loan Losses. For the nine months ended September 30, 2013, our provision for loan losses was $41.3 million compared to $48.0 million for the nine months ended September 30, 2012. For the nine months ended September 30, 2013, net charge-offs were $16.6 million compared to $34.0 million for the nine months ended September 30, 2012. Included in the nine months ended September 30, 2012 is a $6.2 million charge off pertaining to an additional write down of residential loans in the process of foreclosure as a result of further deterioration in real estate values due to the extended period of time it was taking to obtain possession of properties collateralizing these loans. Our provision for the nine months ended September 30, 2013 is a result of continued growth in the loan portfolio, specifically the multi-family and commercial real estate portfolios and C&I; the inherent credit risk in our overall portfolio, particularly the credit risk associated with commercial real estate lending and C&I lending; the level of non-performing loans and delinquent loans caused by the adverse economic and real estate conditions in our lending area. See discussion of the allowance for loan losses and non-accrual loans in “Comparison of Financial Condition at September 30, 2013 and December 31, 2012.”

Non-Interest Income. Total non-interest income decreased by $4.5 million, or 13.4% to $29.1 million for the nine months ended September 30, 2013 from $33.6 million for the nine months ended September 30, 2012. The decrease is primarily attributed to the gain on the sale of loans decreasing $8.6 million to $7.3 million for the nine months ended September 30, 2013 as compared to $15.9 million for the nine months ended September 30, 2012 due to lower volume of sales in the secondary market at slightly lower margins. This decrease was offset by increases to fees and service charges of $1.6 million which included a $1.6 million reversal of a previously established valuation reserve on mortgage servicing rights, $420,000 on gains from securities sold during the nine months ended September 30, 2013 and net gains on sale of other real estate owned of $810,000. Other income increased by $970,000 as a result of income on non-deposit investment products.

Non-Interest Expenses. Total non-interest expenses increased by $26.3 million, or 17.8%, to $173.9 million for the nine months ended September 30, 2013 from $147.5 million for the nine months ended September 30, 2012. Compensation and fringe benefits increased $14.2 million for the nine months ended September 30, 2013 primarily as a result of the staff additions to support our continued growth including employees from the acquisition of Marathon Bank in the fourth quarter of 2012, a $1.8 million one time charge related to medical insurance, as well as normal merit increases. We have continued to increase our branch network and enter new markets through acquisitions as well as organic growth. As a result, there has been an increase to occupancy expense, data processing service fees and advertising expense of $3.8 million, $1.2 million and $940,000, respectively, for the nine months ended September 30, 2013. For the nine months ended September 30, 2013, occupancy expense includes approximately $1.0 million for the early termination of certain leased facilities. In addition, our FDIC insurance premium increased by $3.7 million for the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012. This increase is a result of the FDIC final rules for determining deposit insurance assessment, effective March 1, 2013. Other operating expense increased by $1.8 million for the nine months ended September 30, 2013 related to higher recruiting, training and insurance expenses. The nine months ended September 30, 2012 included $6.1 million in one time charges associated with the acquisition of Brooklyn Federal as well as $3.0 million for the early termination of certain leased facilities.

Income Tax Expense. Income tax expense was $46.7 million for the nine months ended September 30, 2013, representing a 35.57% effective tax rate compared to income tax expense of $41.9 million for the nine months ended September 30, 2012 representing a 38.35% effective tax rate.

Comparison of Operating Results for the Years Ended December 31, 2012 and 2011

Net Income. The net income for the year ended December 31, 2012 was $88.8 million compared to $78.9 million for the year ended December 31, 2011.

Net Interest Income. Net interest income increased by $43.7 million, or 13.3%, to $372.7 million for the year ended December 31, 2012 from $329.1 million for the year ended December 31, 2011. The increase was primarily due to the average balance of interest earning assets increasing $1.27 billion to $10.96 billion at December 31, 2012 compared to $9.70 billion at December 31, 2011, as well as a 39 basis point decrease in our cost of interest-bearing liabilities to 1.27% for the year ended December 31, 2012 from 1.66% for the year ended December 31, 2011. These were partially offset by the average balance of our interest bearing liabilities increasing $1.02 billion to $9.72 billion at December 31, 2012 compared to $8.70 billion at December 31, 2011, as well as the yield on our interest-earning assets decreasing 35 basis points to 4.53% for the year ended December 31, 2012 from 4.88% for the year ended December 31, 2011. While the yield on our interest earning assets declined due to the lower interest rate environment, our cost of funds also continued to fall resulting in our net interest margin increasing by one basis point to 3.40% for the year ended December 31, 2012, from 3.39% for the year ended December 31, 2011.

Interest and Dividend Income Total interest and dividend income increased by $22.6 million or 4.8%, to $496.2 million for the year ended December 31, 2012 from $473.6 million for the year ended December 31, 2011. This increase is attributed to the average balance of interest-earning assets increasing $1.27 billion, or 13.1%, to $10.96 billion for the year ended December 31, 2012 from $9.70 billion for the year ended December 31, 2011. This was partially offset by the weighted average yield on interest-earning assets decreasing 35 basis points to 4.53% for the year ended December 31, 2012 compared to 4.88% for the year ended December 31, 2011.

Interest income on loans increased by $20.8 million, or 4.8% to $455.2 million for the year ended December 31, 2012 from $434.4 million for the year ended December 31, 2011, reflecting a $810.5 million, or 9.6%, increase in the average balance of net loans to $9.27 billion for the year ended December 31, 2012 from $8.46 billion for the year ended December 31, 2011. The increase is primarily attributed to the average balance of multi-family loans and commercial real estate loans increasing $693.3 million and $236.7 million, respectively, as we continue to focus on diversifying our loan portfolio by adding more multi-family loans and commercial real estate loans. In addition, we recorded $8.8 million in loan prepayment fees in interest income for the year ended December 31, 2012 compared to $2.6 million for the year ended December 31, 2011. This was offset by the decrease in the average balance of construction and residential loans of $72.2 million and $63.1 million, respectively, for the year ended December 31, 2012 and a 22 basis point decrease in the average yield on net loans to 4.91% for the year ended December 31, 2012 from 5.13% for the year ended December 31, 2011, as lower rates on new and refinanced loans reflect the current interest rate environment.

Interest income on all other interest-earning assets, excluding loans, increased by $1.8 million, or 4.5%, to $41.0 million for the year ended December 31, 2012 from $39.2 million for the year ended December 31, 2011. This increase reflected a $459.1 million increase in the average balance of all other interest-earning assets, excluding loans, to $1.69 billion for the year ended December 31, 2012 from $1.23 billion for the year ended December 31, 2011. This was offset by the weighted average yield on interest-earning assets, excluding loans, decreasing by 76 basis points to 2.42% for the year ended December 31, 2012 compared to 3.18% for the year ended December 31, 2011 reflecting the current interest rate environment.

Interest Expense. Total interest expense decreased by $21.0 million or 14.5%, to $123.4 million for the year ended December 31, 2012 from $144.5 million for the year ended December 31, 2011. This decrease is attributed to the weighted average cost of total interest-bearing liabilities decreasing 39 basis points to 1.27% for the year ended December 31, 2012 compared to 1.66% for the year ended December 31, 2011. This was partially offset by the average balance of total interest-bearing liabilities increasing by $1.02 billion, or 11.7%, to $9.72 billion for the year ended December 31, 2012 from $8.70 billion for the year ended December 31, 2011.

Interest expense on interest-bearing deposits decreased $16.3 million or 20.4% to $63.6 million for the year ended December 31, 2012 from $79.9 million for the year ended December 31, 2011. This decrease is attributed to a 36 basis point decrease in the average cost of interest-bearing deposits to 0.85% for the year ended December 31, 2012 from 1.21% for the year ended December 31, 2011 as deposit rates reflect the lower interest rate environment. This was partially offset by the average balance of total interest-bearing deposits increasing $872.4 million, or 13.2% to $7.50 billion for the year ended December 31, 2012 from $6.63 billion for the year ended December 31, 2011. Core deposit accounts- savings, checking and money market outpaced average total interest-bearing deposit growth as average core deposits increased $1.11 billion.

Interest expense on borrowed funds decreased by $4.7 million, or 7.3% to $59.9 million for the year ended December 31, 2012 from $64.6 million for the year ended December 31, 2011. This decrease is attributed to the average cost of borrowed funds decreasing 42 basis points to 2.69% for the year ended December 31, 2012 from 3.11% for the year ended December 31, 2011 as maturing borrowings repriced to lower interest rates. This was partially offset by the average balance of borrowed funds increasing by $148.5 million or 7.2%, to $2.22 billion for the year ended December 31, 2012 from $2.08 billion for the year ended December 31, 2011.

Provision for Loan Losses. Our provision for loan losses for the year ended December 31, 2012 was $65.0 million compared to $75.5 million for the year ended December 31, 2011. Net charge-offs totaled $40.1 million for the year ended December 31, 2012 compared to $49.2 million for the year ended December 31, 2011. Our provision for the year ended December 31, 2012 is a result of continued growth in the loan portfolio, specifically the multi-family and commercial real estate portfolios; the inherent credit risk in our overall portfolio, particularly the credit risk associated with commercial real estate lending; the level of non-performing loans and delinquent loans caused by the adverse economic and real estate conditions in our lending area; and the impact of superstorm Sandy.

Non-Interest Income. Total non-interest income increased by $14.9 million, or 51.1% to $44.1 million for the year ended December 31, 2012 from $29.2 million for the year ended December 31, 2011. The increase is primarily attributed to the gain on the sale of loans increasing $11.1 million to $20.9 million. In addition, fees and service charges relating primarily to the servicing of third party loan portfolios as well as fees from commercial deposit and loan accounts increased $2.1 million to $16.6 million for the year ended December 31, 2012, offset by a $977,000 impairment charge of mortgage servicing rights. Other non- interest income increased by $1.6 million primarily from the fees associated with the sale of non-deposit investment products.

Non-Interest Expenses. Total non-interest expenses increased by $49.4 million, or 31.4%, to $207.0 million for the year ended December 31, 2012 from $157.6 million for the year ended December 31, 2011. This increase included $13.3 million acquisition related expenses. Compensation and fringe benefits increased $23.5 million primarily as a result of the staff additions to support our continued growth, including employees from the acquisitions of Marathon Bank and Brooklyn Federal, as well as normal merit increases and $6.4 million in acquisition related expenses. Occupancy expense increased $6.8 million due to our increased branch network and operations center as well as a one-time charge of $3.0 million for the early termination of certain leased facilities and the costs associated with expanding our branch network. Professional fees increased $4.2 million which included $2.9 million of acquisition related expenses. Data processing expenses increased $7.6 million primarily due to increased volume of accounts and $4.0 million in acquisition related expenses.

Income Tax Expense Income tax expense was $56.1 million for the year ended December 31, 2012, representing a 38.72% effective tax rate compared to income tax expense of $46.3 million for the year ended December 31, 2011 representing a 36.98% effective tax rate. The increase in the effective tax rate is partially attributed to the non-deductible acquisition related expenses.

Comparison of Operating Results for the Twelve Months Ended December 31, 2011 and 2010

Net Income. The net income for the year ended December 31, 2011 was $78.9 million compared to $62.0 million for the year ended December 31, 2010.

Net Interest Income. Net interest income increased by $59.7 million, or 22.1%, to $329.1 million for the year ended December 31, 2011 from $269.4 million for the year ended December 31, 2010. The increase was primarily due to the average balance of interest earning assets increasing $1.19 billion to $9.70 billion at December 31, 2011 compared to $8.51 billion at December 31, 2010, as well as a 41 basis point decrease in our cost of interest-bearing liabilities to 1.66% for the year ended December 31, 2011 from 2.07% for the year ended December 31, 2010. These were partially offset by the average balance of our interest earning liabilities increasing $999.7 million to $8.70 billion at December 31, 2011 compared to $7.70 billion at December 31, 2010, as well as the yield on our interest-earning assets decreasing 16 basis points to 4.88% for the year ended December 31, 2011 from 5.04% for the year ended December 31, 2010. While the yield on our interest earning assets declined due to the lower interest rate environment, our cost of funds also continued to fall. This reduction in our cost of funds had a positive impact on our net interest margin which improved by 22 basis points from 3.17% for the year ended December 31, 2010 to 3.39% for the year ended December 31, 2011.

Interest and Dividend Income Total interest and dividend income increased by $44.9 million, or 10.5%, to $473.6 million for the year ended December 31, 2011 from $428.7 million for the year ended December 31, 2010. This increase is attributed to the average balance of interest-earning assets increasing $1.19 billion, or 14.0%, to $9.70 billion for the year ended December 31, 2011 from $8.51 billion for the year ended December 31, 2010. This was partially offset by the weighted average yield on interest-earning assets decreasing 16 basis points to 4.88% for the year ended December 31, 2011 compared to 5.04% for the year ended December 31, 2010.

Interest income on loans increased by $50.8 million, or 13.3%, to $434.4 million for the year ended December 31, 2011 from $383.5 million for the year ended December 31, 2010, reflecting a $1.26 billion, or 17.6%, increase in the average balance of net loans to $8.46 billion for the year ended December 31, 2011 from $7.20 billion for the year ended December 31, 2010. The increase is primarily attributed to the average balance of multi-family loans and commercial real estate loans increasing $675.1 million and $426.7 million, respectively. This activity is consistent with our strategy to diversify our loan portfolio by adding more multi-family loans and commercial real estate loans. In addition, we recorded $2.6 million in loan prepayment penalties as interest income for the year ended December 31, 2011 compared to $1.2 million for the year ended December 31, 2010. The growth in the loan portfolio was partially offset by a 20 basis point decrease in the average yield on loans to 5.13% for the year ended December 31, 2011 from 5.33% for the year ended December 31, 2010.

Interest income on all other interest-earning assets, excluding loans, decreased by $6.0 million, or 13.2%, to $39.2 million for the year ended December 31, 2011 from $45.2 million for the year ended December 31, 2010. This decrease reflected a $76.0 million decrease in the average balance of all other interest-earning assets, excluding loans, to $1.23 billion for the year ended December 31, 2011 from $1.31 billion for the year ended December 31, 2010. In addition, the weighted average yield on interest-earning assets, excluding loans, decreased by 27 basis points to 3.18% for the year ended December 31, 2011 compared to 3.45% for the year ended December 31, 2010 reflecting the lower interest rate environment.

Interest Expense. Total interest expense decreased by $14.8 million, or 9.3%, to $144.5 million for the year ended December 31, 2011 from $159.3 million for the year ended December 31, 2010. This decrease is attributed to the weighted average cost of total interest-bearing liabilities decreasing 41 basis points to 1.66% for the year ended December 31, 2011 compared to 2.07% for the year ended December 31, 2010. This was partially offset by the average balance of total interest-bearing liabilities increasing by $999.7 million, or 13.0%, to $8.70 billion for the year ended December 31, 2011 from $7.70 billion for the year ended December 31, 2010.

Interest expense on interest-bearing deposits decreased $10.9 million, or 12.0% to $79.9 million for the year ended December 31, 2011 from $90.8 million for the year ended December 31, 2010. This decrease is attributed to a 32 basis point decrease in the average cost of interest-bearing deposits to 1.21% for the year ended December 31, 2011 from 1.53% for the year ended December 31, 2010 as deposit rates reflect this lower interest rate environment. This was partially offset by the average balance of total interest-bearing deposits increasing $704.3 million, or 11.9% to $6.63 billion for the year ended December 31, 2011 from $5.92 billion for the year ended December 31, 2010. The growth of core deposit accounts- savings, checking and money market, represented 89.9%, or $632.9 million of the increase in the average balance of total interest-bearing deposits.

Interest expense on borrowed funds decreased by $3.9 million, or 5.7%, to $64.6 million for the year ended December 31, 2011 from $68.5 million for the year ended December 31, 2010. This decrease is attributed to the average cost of borrowed funds decreasing 41 basis points to 1.66% for the year ended December 31, 2011 from 2.07% for the year ended December 31, 2010 as maturing borrowings repriced at lower interest rates. This was partially offset by the average balance of borrowed funds increasing by $295.4 million or 16.6%, to $2.08 billion for the year ended December 31, 2011 from $1.78 billion for the year ended December 31, 2010.

Provision for Loan Losses. Our provision for loan losses for the year ended December 31, 2011 was $75.5 million compared to $66.5 million for the year ended December 31, 2010. Net charge-offs totaled $49.2 million for the year ended December 31, 2011 compared to $30.6 million for the year ended December 31, 2010. The increase in our provision is due to continued growth in the loan portfolio, specifically the multi-family and commercial real estate portfolios; the increased inherent credit risk in our overall portfolio, particularly the credit risk associated with commercial real estate lending; and the level of non-performing loans and delinquent loans caused by the adverse economic conditions in our lending area.

Non-Interest Income. Total non-interest income increased by $2.6 million, or 10.0% to $29.2 million for the year ended December 31, 2011 from $26.5 million for the year ended December 31, 2010. The increase is attributed to a $5.7 million increase in fees and service charges to $14.5 million for the year ended December 31, 2011. These fees are primarily from the servicing of third party loan portfolios as well as fees from commercial deposit and loan accounts. Income on bank owned life insurance also increased by $642,000. These increases were partially offset by a $3.0 million reduction in gain on the sales of loans, $656,000 in impairment charges on loan servicing rights, as well as $346,000 in net losses on the sale of $58.7 million of mortgage backed securities. In addition, other non-interest income decreased $256,000 to $2.2 million for the year ended December 31, 2011 which is due to the $1.8 million decrease in a bargain purchase gain, partially offset by an increase of $1.3 million from fees associated with the sale of non deposit investment products.

Non-Interest Expenses. Total non-interest expenses increased by $26.8 million, or 20.4%, to $157.6 million for the year ended December 31, 2011 from $130.8 million for the year ended December 31, 2010. Compensation and fringe benefits increased $12.7 million as a result of staff additions to support our continued growth, as well as normal merit increases. Occupancy expense increased $7.2 million as a result of the costs associated with expanding and enhancing our branch network, and increased costs due to the improvements. Data processing expenses increased $2.0 million primarily due to the growth in the number of accounts and branches. Advertising and promotion expenses increased $780,000 primarily as a result of expenses related to the branding of Investors Bank. In addition, other non-interest expense increased $4.0 million as a result of the amortization of deposit premiums increasing $527,000, as well as a $335,000 increase in training related costs. These increases were partially offset by a $1.4 million decrease in our FDIC insurance premium due to the implementation of FDIC assessment regulations finalized in July 2011.

Income Tax Expense. Income tax expense was $46.3 million for the year ended December 31, 2011, representing a 36.98% effective tax rate compared to income tax expense of $36.6 million for the year ended December 31, 2010 representing a 37.11% effective tax rate.

Management of Market Risk

Qualitative Analysis. We believe one significant form of market risk is interest rate risk. Interest rate risk results from timing differences in the maturity or re-pricing of our assets, liabilities and off-balance sheet contracts (i.e., loan commitments); the effect of loan prepayments, deposits and withdrawals; the difference in the behavior of lending and funding rates arising from the uses of different indices; and “yield curve risk” arising from changing interest rate relationships across the spectrum of maturities for constant or variable credit risk investments. Besides directly affecting our net interest income, changes in market interest rates can also affect the amount of new loan originations, the ability of borrowers to repay variable rate loans, the volume of loan prepayments and refinancings, the carrying value of securities classified as available for sale and the mix and flow of deposits.

The general objective of our interest rate risk management is to determine the appropriate level of risk given our business model and then manage that risk in a manner consistent with our policy to reduce, to the extent possible, the exposure of our net interest income to changes in market interest rates. Our Asset Liability Committee, which primarily consists of senior management, evaluates the interest rate risk inherent in certain assets and liabilities, our operating environment and capital and liquidity requirements and modifies our lending, investing and deposit gathering strategies accordingly. On a quarterly basis, our board of directors reviews the Asset Liability Committee report, the aforementioned activities and strategies, the estimated effect of those strategies on our net interest margin and the estimated effect that changes in market interest rates may have on the economic value of our loan and securities portfolios, as well as the intrinsic value of our deposits and borrowings.

We actively evaluate interest rate risk in connection with our lending, investing and deposit activities. Historically, our lending activities have emphasized one- to four-family fixed- and variable-rate first mortgages. At September 30, 2013, approximately 36.3% of our residential portfolio was in variable rate products, while 63.7% was in fixed rate products. Our variable-rate mortgage related assets have helped to reduce our exposure to interest rate fluctuations and is expected to benefit our long-term profitability, as the rate earned in the mortgage loans will increase as prevailing market rates increase. However, the current interest rate environment, and the preferences of our customers, has resulted in more of a demand for fixed-rate products. This may adversely impact our net interest income, particularly in a rising rate environment. To help manage our interest rate risk, we have increased our focus on the origination of commercial real estate mortgage loans, particularly multi-family loans, as these loan types reduce our interest rate risk due to their shorter term compared to residential mortgage loans. In addition, we primarily invest in shorter-to-medium duration securities, which generally have shorter average lives and lower yields compared to longer term securities. Shortening the average lives of our securities, along with originating more adjustable-rate mortgages and commercial real estate mortgages, will help to reduce interest rate risk.

We retain an independent, nationally recognized consulting firm who specializes in asset and liability management to complete our quarterly interest rate risk reports. We also retain a second nationally recognized consulting firm to prepare independently comparable interest rate risk reports for the purpose of validation. Both firms use a combination of analyses to monitor our exposure to changes in interest rates. The economic value of equity analysis is a model that estimates the change in net portfolio value (“NPV”) over a range of immediately changed interest rate scenarios. NPV is the discounted present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. In calculating changes in NPV, assumptions estimating loan prepayment rates, reinvestment rates and deposit decay rates that seem most likely based on historical experience during prior interest rate changes are used.

The net interest income analysis uses data derived from an asset and liability analysis, described below, and applies several additional elements, including actual interest rate indices and margins, contractual limitations and the U.S. Treasury yield curve as of the balance sheet date. In addition we apply consistent parallel yield curve shifts (in both directions) to determine possible changes in net interest income if the theoretical yield curve shifts occurred gradually. Net interest income analysis also adjusts the asset and liability repricing analysis based on changes in prepayment rates resulting from the parallel yield curve shifts.

Our asset and liability analysis determines the relative balance between the repricing of assets and liabilities over multiple periods of time (ranging from overnight to five years). This asset and liability analysis includes expected cash flows from loans and mortgage-backed securities, applying prepayment rates based on the differential between the current interest rate and the market interest rate for each loan and security type. This analysis identifies mismatches in the timing of asset and liability but does not necessarily provide an accurate indicator of interest rate risk because the assumptions used in the analysis may not reflect the actual response to market changes.

Quantitative Analysis. The table below sets forth, as of September 30, 2013, the estimated changes in our NPV and our net interest income that would result from the designated changes in interest rates. Such changes to interest rates are calculated as an immediate and permanent change for the purposes of computing NPV and a gradual change over a one year period for the purposes of computing net interest income. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. We did not estimate changes in NPV or net interest income for an interest rate decrease of greater than 100 basis points or increase of greater than 200 basis points.

	At September 30, 2013
	Net Portfolio Value (2)			Net Interest Income
Change in Interest Rates (basis points) (1)	Estimated	Increase (Decrease) in Estimated Net Interest Income		Estimated Net Interest Income (3)	Increase (Decrease) in Estimated Net Interest Income
	NPV	Amount	Percent	Amount	Amount	Percent
	(Dollars in thousands)

+ 200bp	$980,808	$(200,780)	(17.0)%	$388,306	$(33,900)	(8.0)%
0bp	$1,181,588	$—	—	$422,206	$—	—
-100bp	$1,128,075	$(53,513)	(4.5)%	$426,326	$4,120	1.0%

(1)	Assumes an instantaneous and parallel shift in interest rates at all maturities.
(2)	NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)	Assumes a gradual change in interest rates over a one year period at all maturities.

The tables set forth above indicate at September 30, 2013, in the event of a 200 basis points increase in interest rates, we would be expected to experience a 17.0% decrease in NPV and a $33.9 million, or 8.0%, decrease in net interest income. In the event of a 100 basis points decrease in interest rates, we would be expected to experience a 4.5% decrease in NPV and a $4.1 million, or 1.0%, increase in net interest income. These data do not reflect any future actions we may take in response to changes in interest rates, such as changing the mix of our assets and liabilities, which could change the results of the NPV and net interest income calculations.

As mentioned above, we retain two nationally recognized firms to compute our quarterly interest rate risk reports. Certain shortcomings are inherent in any methodology used in the above interest rate risk measurements. Modeling changes in NPV and net interest income require certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The NPV and net interest income tables presented above assume the composition of our interest-rate sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and, accordingly, the data do not reflect any actions we may take in response to changes in interest rates. The tables also assume a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or the repricing characteristics of specific assets and liabilities. Accordingly, although the NPV and net interest income tables provide an indication of our sensitivity to interest rate changes at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effects of changes in market interest rates on our NPV and net interest income.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of liquidity consist of deposit inflows, loan repayments and maturities and borrowings from the FHLB and others. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. From time to time we may evaluate the sale of securities as a possible liquidity source. Our Asset Liability Committee is responsible for establishing and monitoring our liquidity targets and strategies to ensure that sufficient liquidity exists for meeting the borrowing needs of our customers as well as unanticipated contingencies.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits and short- and intermediate-term securities.

Our primary source of funds is cash provided by principal and interest payments on loans and securities. Principal repayments on loans for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010 were $2.08 billion, $1.79 billion, $2.42 billion, $2.03 billion and $1.79 billion, respectively. Principal repayments on securities for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010 were $321.1 million, $336.4 million, $462.8 million, $380.0 million, and $443.4 million, respectively. There were sales of securities during the nine months ended September 30, 2013 and 2012 and during the years ended December 31, 2012, 2011 and 2010 of $56.0 million, $187.1 million, $231.7 million, $58.3 million and $37.2 million, respectively.

In addition to cash provided by principal and interest payments on loans and securities, our other sources of funds include cash provided by operating activities, deposits and borrowings. Net cash provided by operating activities for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010 totaled $166.9 million, $172.3 million, $224.8 million, $200.5 million and $163.5 million, respectively. For the nine months ended September 30, 2013 and 2012, total deposits decreased $126.5 million and $530.3 million, respectively. For the year ended December 31, 2012, excluding the deposits from the Brooklyn Federal and Marathon Bank acquisitions, total deposits increased of $243.5 million. For the year ended December 31, 2011 total deposits increased $652.3 million. For the year ended December 31, 2010, excluding deposits from the Millennium bcp bank acquisition, total deposits increased $301.2 million. Deposit flows are affected by the overall level of market interest rates, the interest rates and products offered by us and our local competitors, and other factors.

Our net borrowings for the nine months ended September 30, 2013 and 2012 increased $1.09 billion and $105.5 million, respectively. Excluding borrowed funds assumed in the Brooklyn Federal and Marathon Bank acquisitions, net borrowed funds increased $436.8 million for the year ended December 31, 2012. Our net borrowings for the years ended December 31, 2011 and 2010 increased $429.0 million and $226.0 million, respectively. The increase in borrowings was largely due to new loan originations outpacing the deposit growth.

Our primary use of funds is for the origination and purchase of loans and the purchase of securities. During the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010, we originated loans of $2.50 billion, $1.72 billion, $2.68 billion, $2.24 billion and $2.06 billion, respectively. During the nine months ended September 30, 2013 and 2012, we purchased loans of $793.2 million and $496.3 million (excluding loans purchased in the acquisition of Brooklyn Federal), respectively. During the year ended December 31, 2012, excluding loans purchased in the acquisitions of Brooklyn Federal and Marathon Bank, we purchased loans of $638.8 million. During the years ended December 31, 2011 and 2010, we purchased $710.9 million and $1.07 billion, respectively. During the nine months ended September 30, 2013 and 2012, we purchased securities of $335.0 million and $529.2 million, respectively. During the year ended December 31, 2012, excluding the securities purchased in the acquisition of Brooklyn Federal and Marathon Bank, we purchased securities of $777.1 million. During the years ended December 31, 2011 and 2010, we purchased securities of $616.6 million and $350.8 million, respectively. In addition, we utilized $1.4 million, $806,000, $902,000, $32.5 million, and $24.5 million during the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010, respectively, to repurchase shares of our common stock under our stock repurchase plans.

At September 30, 2013, we had $793.4 million in loan commitments outstanding. In addition to commitments to originate and purchase loans, we had $535.7 million in unused home equity, overdraft lines of credit, and undisbursed business and construction loans. Certificates of deposit due within one year of September 30, 2013 totaled $1.58 billion, or 18.2% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including but not limited to other certificates of deposit and FHLB advances. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before September 30, 2013. We believe, however, based on past experience that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Liquidity management is both a daily and long-term function of business management. Our most liquid assets are cash and cash equivalents. The levels of these assets depend upon our operating, financing, lending and investing activities during any given period. At September 30, 2013, cash and cash equivalents totaled $168.3 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $816.5 million at September 30, 2013. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the FHLB and other financial institutions, which provide an additional source of funds. At September 30, 2013, we participated in the FHLB’s Overnight Advance program. This program allows members to borrow overnight up to their maximum borrowing capacity at the FHLB. At September 30, 2013 our borrowing capacity at the FHLB was $6.51 billion, of which $2.89 billion was outstanding. The overnight advances are priced at the federal funds rate plus a spread (generally between 20 and 30 basis points) and re-price daily. In addition, we had an effective commitment for unsecured discretionary overnight borrowings with other institutions totaling $100 million, of which no balance was outstanding at September 30, 2013.

Investors Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At September 30, 2013, Investors Bank exceeded all regulatory capital requirements. Investors Bank is considered “well capitalized” under regulatory guidelines. See “Historical and Pro Forma Regulatory Capital Compliance” and “Supervision and Regulation—Federal Banking Regulation—Capital Requirements.”

The net proceeds from the stock offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of loans. Our financial condition and results of operations will be enhanced by the net proceeds from the stock offering, resulting in increased net interest-earning assets and net interest income. However, due to the increase in equity resulting from the net proceeds from the stock offering, our return on equity will be adversely affected following the stock offering.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Off-Balance Sheet Arrangements. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of our commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval processes that we use for loans that we originate.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include operating leases for premises and equipment.

The following table summarizes our significant fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2012. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

	Payments Due by Period
Contractual Obligations	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(In thousands)

Other borrowed funds	$860,500	$410,000	$550,000	$830,152	$2,650,652
Repurchase agreements	55,000	—	—	—	55,000
Operating leases	11,156	22,364	20,102	59,593	113,215

Total	$926,656	$432,364	$570,102	$889,745	$2,818,867

Recent Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, in conjunction with the IASB’s issuance of amendments to Disclosures—Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7). While the Boards retained the existing offsetting models under U.S. GAAP and IFRS, the new standards require disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The adoption of this pronouncement did not have a material impact on our financial condition or results of operations.

In January 2013, the FASB issued ASU 2013-01, Scope of Disclosures about Offsetting Assets and Liabilities. The main provision of ASU 2013-1 is to clarify the scope of the new offsetting disclosures required under ASU 2011-11 to derivatives, including bifurcated embedded derivatives; repurchase and reverse repurchase agreements and securities borrowing and lending transactions that are either offset in the statement of financial position or subject to an enforceable master netting arrangement regardless of their presentation in the financial statements. We do not expect that the adoption of this pronouncement will have a material impact on our financial condition or results of operations.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This ASU requires entities to disclose the effect of items reclassified out of accumulated other comprehensive income (AOCI) on each affected net income line item. For AOCI reclassification items that are not reclassified in their entirety into net income, a cross reference to other required US GAAP disclosures. This information may be provided either in the notes or parenthetically on the face of the financials. For public entities, the guidance is effective for annual reporting periods beginning after December 15, 2012 and interim periods within those years. We have presented comprehensive income in a separate Consolidated Statements of Comprehensive Income and in our Notes to Consolidated Financial Statements.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. The amendments of this update state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We do not expect that the adoption of this pronouncement will have a material impact on our financial condition or results of operations.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes of Old Investors Bancorp have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

BUSINESS OF NEW INVESTORS BANCORP AND OLD INVESTORS BANCORP

New Investors Bancorp

New Investors Bancorp is a Delaware corporation that was organized in December 2013. Upon completion of the conversion, New Investors Bancorp will become the holding company of Investors Bank and will succeed to all of the business and operations of Old Investors Bancorp and each of Old Investors Bancorp and Investors Bancorp, MHC will cease to exist.

Initially following the completion of the conversion, New Investors Bancorp will have a total of $         million in cash and securities held by Old Investors Bancorp and Investors Bancorp, MHC as of September 30, 2013, and the net proceeds it retains from the offering, part of which will be used to make a loan to the ESOP. New Investors Bancorp will have no significant liabilities. New Investors Bancorp intends to use the support staff and offices of Investors Bank and will pay Investors Bank for these services. If New Investors Bancorp expands or changes its business in the future, it may hire its own employees.

New Investors Bancorp intends to invest the net proceeds of the offering as discussed under “How We Intend to Use the Proceeds From the Offering.” In the future, we may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations. There are, however, no current understandings or agreements for these activities.

Old Investors Bancorp

Old Investors Bancorp completed its initial public offering on October 11, 2005 selling 51,627,094 shares or 44.40% of its outstanding common stock to subscribers in the offering, including 4,254,072 shares purchased by ESOP. Upon completion of the initial public offering, Investors Bancorp, MHC, a New Jersey-chartered mutual holding company, held 64,844,373 shares or 54.94% of Old Investors Bancorp’s outstanding common stock (shares revised to include shares issued in a business combination subsequent to the initial public offering). Additionally, Old Investors Bancorp contributed $5.2 million in cash and issued 1,548,813 shares of common stock or 1.33% of its outstanding shares to the Charitable Foundation, resulting in a pre-tax expense charge of $20.7 million. Net proceeds from the initial offering were $509.7 million. Old Investors Bancorp contributed $255.0 million of the net proceeds to Investors Bank.

Old Investors Bancorp’s Internet address is www.myinvestorsbank.com. Information on this website is not and should not be considered to be a part of this prospectus. Old Investors Bancorp’s principal executive office is located at 101 JFK Parkway, Short Hills, New Jersey 07078, and its telephone number at that address is (973) 924-5100.

BUSINESS OF INVESTORS BANK

General

Investors Bank is a New Jersey-chartered savings bank headquartered in Short Hills, New Jersey. Originally founded in 1926 as a New Jersey-chartered mutual savings and loan association, we have grown through acquisitions and internal growth, including de novo branching. In 1992, we converted our charter to a mutual savings bank, and in 1997 we converted our charter to a New Jersey-chartered stock savings bank.

We are in the business of attracting deposits from the public through our branch network and borrowing funds in the wholesale markets to originate loans and to invest in securities. We originate one- to four-family residential real estate loans, multi-family loans, commercial real estate loans, construction loans, C&I loans and consumer loans, the majority of which are home equity loans and home equity lines of credit. We offer a variety of deposit accounts and emphasize quality customer service. Investors Bank is subject to comprehensive regulation and examination by both the NJDBI and the FDIC.

We conduct business from our main office located at 101 JFK Parkway, Short Hills, New Jersey and, as of September 30, 2013, 101 branch offices located throughout northern and central New Jersey and New York. In addition, we have a commercial real estate loan production office in Manhattan, New York and an operation center in Iselin, New Jersey. The telephone number at our main office is (973) 924-5100.

Acquisition Activity

We anticipate completing the proposed acquisition of Gateway Community Financial Corp., the federally-chartered holding company for GCF Bank, prior to January 31, 2014. As of September 30, 2013, Gateway Community Financial Corp. operated four branches in Gloucester County, New Jersey, and had assets of $301.0 million, deposits of $269.4 million and a net worth of $24.9 million. Gateway Community Financial Corp. has no public stockholders, and therefore no merger consideration will be paid to third parties. We anticipate issuing approximately [796,980] shares of Old Investors Bancorp common stock to Investors Bancorp, MHC as consideration for the transaction. As the merger has not been completed as of September 30, 2013, the transaction is not reflected in the consolidated balance sheets or consolidated statements of operations at and for the periods presented in this prospectus.

On December 6, 2013, we completed the acquisition of Roma Financial Corporation, the federally-chartered holding company for Roma Bank and RomAsia Bank. As of September 30, 2013, Roma Financial Corporation operated 26 branches in Burlington, Ocean, Mercer, Camden and Middlesex Counties, New Jersey, and had assets of $1.68 billion, deposits of $1.35 billion and stockholders’ equity of $218.6 million. We issued 6,558,468 shares of Old Investors Bancorp common stock as merger consideration to stockholders of Roma Financial Corporation and an additional 19,542,796 shares of Old Investors Bancorp common stock to Investors Bancorp, MHC. In addition, we paid $1.8 million in the aggregate as merger consideration to the stockholders of RomAsia Bank. As the merger had not been completed as of September 30, 2013, the transaction is not reflected in the consolidated balance sheets or consolidated statements of operations at and for the periods presented in this prospectus.

On October 15, 2012, we completed the acquisition of Marathon Banking Corporation, the holding company of Marathon National Bank of New York, a federally chartered bank with 13 full-service branches in the New York metropolitan area. After purchase accounting adjustments, we assumed $777.5 million in customer deposits and acquired $558.5 million in loans. This transaction resulted in $38.6 million of goodwill and generated $5.0 million in core deposit intangibles. The purchase price of $135.0 million was paid using available cash.

On January 6, 2012, we completed the acquisition of Brooklyn Federal Bancorp, Inc., the holding company of Brooklyn Federal Savings Bank, a federally chartered savings bank with five full-service branches in Brooklyn and Long Island. After the purchase accounting adjustments, we assumed $385.9 million in customer deposits and acquired $177.5 million in loans. This transaction resulted in $16.7 million of goodwill and generated $218,000 in core deposit intangibles. The purchase price of $10.3 million was paid through a combination of Old Investors Bancorp common stock (551,862 shares), issued to Investors Bancorp, MHC, and cash of $2.9 million. Brooklyn Federal Savings Bank was merged into Investors Bank as of the acquisition date. In a separate transaction, we sold most of Brooklyn Federal Savings Bank’s commercial real estate loan portfolio to a real estate investment fund on January 10, 2012.

Market Area

Our primary deposit gathering area had been concentrated in the communities surrounding our headquarters and our branch offices located in the New Jersey communities of Bergen, Burlington, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Union and Warren Counties. Within the last two years we have expanded our branch locations to include the New York communities of Nassau, Queens, Kings, Richmond, Suffolk and New York Counties. Our corporate headquarters are located in Short Hills, New Jersey with an operation center located in Iselin, New Jersey and a lending office in New York City.

During 2012, we continued our penetration into the New York market by finalizing our Brooklyn Federal and Marathon Bank acquisitions and now have branch offices located in New York County, Richmond County and Suffolk County. Our primary lending area is broader than our deposit-gathering area and includes 14 counties in New Jersey and 6 counties in New York. It is largely urban and suburban with a broad economic base as is typical for counties in and surrounding the New York metropolitan area. The market we operate in is considered one of the most attractive banking markets in the United States.

Many of the counties we serve are projected to experience moderate to strong population and household income growth through 2016. Though slower population growth is projected for some of the counties we serve, it is important to note that these counties represent some of the most densely populated counties. All of the counties we serve have a strong mature market with median household incomes greater than $39,000. The household incomes in the counties we serve are all expected to increase in a range from 8.54% to 26.30% through 2016. The December 2012 unemployment rates for New Jersey and New York were 9.3% and 8.2%, respectively, while the national rate was 7.8%.

Competition

We face intense competition within our market area both in making loans and attracting deposits. Our market area has a high concentration of financial institutions, including large money center and regional banks, community banks and credit unions. Some of our competitors offer products and services that we currently do not offer, such as trust services and private banking. As of June 30, 2012, the latest date for which statistics are available, our market share of deposits was 2.68% of total deposits in the State of New Jersey.

Our competition for loans and deposits comes principally from commercial banks, savings institutions, mortgage banking firms and credit unions. We face additional competition for deposits from short-term money market funds, brokerage firms, mutual funds and insurance companies. Our primary focus is to build and develop profitable customer relationships across all lines of business while maintaining our role as a community bank.

Lending Activities

Our loan portfolio is comprised primarily of residential real estate loans, multi-family loans, commercial loans, construction loans, C&I loans, and consumer and other loans. In recent years we have focused on growing our commercial real estate portfolio. Residential mortgage loans represented $5.13 billion, or 44.6% of our total loans at September 30, 2013. At September 30, 2013, multi-family loans totaled $3.56 billion, or 30.9% of our total loan portfolio, commercial real estate loans totaled $2.20 billion, or 19.1% of our total loan portfolio, construction loans totaled $218.4 million, or 1.9% of our total loan portfolio, and C&I loans totaled $195.2 million or 1.7% of our total loan portfolio. We also offer consumer loans, which consist primarily of home equity loans and home equity lines of credit. At September 30, 2013, consumer loans totaled $224.0 million or 1.9% of our total loan portfolio.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan, including PCI loans at the dates indicated.

			At December 31,
	At September 30, 2013		2012		2011		2010
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)

Residential mortgage	$5,133,231	44.55%	$4,838,315	46.35%	$5,034,161	56.59%	$4,939,244	61.78%
Multi-family	3,557,780	30.87	2,995,471	28.70	1,816,118	20.42	1,161,874	14.53
Commercial	2,195,640	19.06	1,971,689	18.89	1,418,636	15.95	1,225,256	15.33
Construction	218,391	1.89	224,816	2.15	277,625	3.12	347,825	4.35
Commercial and industrial	195,187	1.69	169,258	1.62	106,299	1.20	60,903	0.76
Consumer and other loans:
Home equity loans	88,395	0.77	101,163	0.97	121,134	1.36	147,540	1.84
Home equity credit lines	130,202	1.13	131,808	1.26	117,445	1.32	108,356	1.36
Other	5,432	0.04	5,951	0.06	3,648	0.04	3,861	0.05

Total consumer and other loans	224,029	1.94	238,922	2.29	242,227	2.72	259,757	3.25

Total loans	$11,524,258	100.00%	$10,438,471	100.00%	$8,895,066	100.00%	$7,994,859	100.00%

Premiums on purchased loans, net	$48,995		$43,023		$29,927		$22,021
Deferred loan fees, net	(32,462)		(32,536)		(13,540)		(8,244)
Allowance for loan losses	(166,779)		(142,172)		(117,242)		(90,931)

Net loans	$11,374,012		$10,306,786		$8,794,211		$7,917,705

	At December 31, 2009		At June 30, 2009
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)

Residential mortgage	$4,773,556	71.76%	$4,708,899	76.3%
Multi-family	612,743	9.21	482,783	7.82
Commercial	730,012	10.97	433,204	7.02
Construction	334,480	5.03	346,967	5.62
Commercial and industrial	23,159	0.35	15,665	0.25
Consumer and other loans:
Home equity loans	104,864	1.58	119,193	1.93
Home equity credit lines	70,341	1.06	61,664	1.00
Other	2,972	0.04	3,341	0.06

Total consumer and other loans	178,177	2.68	184,198	2.99

Total loans	$6,652,127	100.00%	$6,171,716	100.00%

Premiums on purchased loans, net	$22,958		$21,313
Deferred loan fees, net	(4,574)		(3,252)
Allowance for loan losses	(55,052)		(46,608)

Net loans	$6,615,459		$6,143,169

Portfolio Maturities. The following table summarizes the scheduled repayments of our loan portfolio, including PCI loans at December 31, 2012. Overdraft loans are reported as being due in one year or less.

	At December 31, 2012
	Residential Mortgage	Multi-Family	Commercial Real Estate	Construction	Commercial and Industrial	Consumer and Other	Total
	(In thousands)
Amounts Due:
One year or less	$13,206	$31,459	$78,856	$181,254	$74,633	$87,177	$466,585
After one year:
One to three years	10,432	225,340	369,518	41,273	22,009	16,442	685,014
Three to five years	39,667	329,308	319,893	—	33,937	17,112	739,917
Five to ten years	195,560	1,884,929	958,171	2,289	30,539	53,216	3,124,704
Ten to twenty years	1,311,303	521,109	242,397	—	5,839	39,106	2,119,754
Over twenty years	3,268,147	3,326	2,854	—	2,301	25,869	3,302,497

Total due after one year	4,825,109	2,964,012	1,892,833	43,562	94,625	151,745	9,971,886

Total loans	$4,838,315	$2,995,471	$1,971,689	$224,816	$169,258	$238,922	$10,438,471

Premiums on purchased loans, net							43,023
Deferred loan fees, net							(32,536)
Allowance for loan losses							(142,172)

Net loans							$10,306,786

The following table sets forth fixed- and adjustable-rate loans at December 31, 2012 that are contractually due after December 31, 2013.

	Due After December 31, 2013
	Fixed	Adjustable	Total
	(In thousands)
Residential mortgage loans	$2,995,039	$1,830,070	$4,825,109
Multi-family loans	1,380,287	1,583,725	2,964,012
Commercial loans	1,088,129	804,704	1,892,833
Construction loans	1,448	42,114	43,562
Commercial and industrial loans	66,615	28,010	94,625
Consumer and other loans:
Home equity loans	97,161	—	97,161
Home equity credit lines	—	51,524	51,524
Other	3,060	—	3,060

Total consumer and other loans	100,221	51,524	151,745

Total loans	$5,631,739	$4,340,147	$9,971,886

Residential Mortgage Loans. One of our primary lending activities has been originating and purchasing residential mortgage loans, most of which are secured by properties located in our primary market area and most of which we hold in portfolio. At September 30, 2013, $5.13 billion, or 44.6%, of our loan portfolio consisted of residential mortgage loans with an average loan size of approximately $389,000. Residential mortgage loans are originated by our mortgage subsidiary, Investors Home Mortgage, for our loan portfolio and for sale to third parties. We also purchase mortgage loans from correspondent entities including other banks and mortgage bankers. Our agreements call for these correspondent entities to originate loans that adhere to our underwriting standards. In most cases we acquire the loans with servicing rights, but we have some arrangements in which the correspondent entity will sell us the loan without servicing rights. In addition, we purchase pools of mortgage loans in the secondary market on a “bulk purchase” basis from several well-established financial institutions. While some of these financial institutions retain the servicing rights for loans they sell to us, when presented with the opportunity to purchase the servicing rights as part of the loan, we may decide to purchase the servicing rights. This decision is generally based on the price and other relevant factors.

Generally, residential mortgage loans are originated in amounts up to 80% of the lesser of the appraised value or purchase price of the property to a maximum loan amount of $1,250,000. Loans over $1,250,000 require a lower loan to value ratio. Loans in excess of 80% of value require private mortgage insurance and cannot exceed $500,000. We will not make loans with a loan-to-value ratio in excess of 95% or 97% for programs to low or moderate-income borrowers. Fixed-rate mortgage loans are originated for terms of up to 30 years. Generally, all fixed-rate residential mortgage loans are underwritten according to Fannie Mae guidelines, policies and procedures. At September 30, 2013, we held $3.27 billion in fixed-rate residential mortgage loans which represented 63.7% of our residential mortgage loan portfolio.

We also offer adjustable-rate residential mortgage loans, which adjust annually after three, five, seven or ten year initial fixed-rate periods. Our adjustable rate loans usually adjust to an index plus a margin, based on the weekly average yield on U.S. Treasuries adjusted to a constant maturity of one year. Annual caps of 2% per adjustment apply, with a lifetime maximum adjustment of 5% on most loans. Our adjustable-rate mortgage loans amortize over terms of up to 30 years. In addition, we originate interest-only one- to four-family mortgage loans in which the borrower makes only interest payments for the first five, seven or ten years of the mortgage loan term. This feature will result in future increases in the borrower’s contractually required payments due to the required amortization of the principal amount after the interest-only period. We maintain stricter underwriting criteria for these interest-only loans than it does for its amortizing loans. Borrowers are qualified using the loan rate at the date of origination and the fully amortized payment amount.

Adjustable-rate mortgage loans decrease our risk associated with changes in market interest rates by periodically re-pricing, but involve other risks because, as interest rates increase, the underlying payments by the borrower increase, which increases the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates or a decline in housing values. The maximum periodic and lifetime interest rate adjustments may limit the effectiveness of adjustable-rate mortgages during periods of rapidly rising interest rates. At September 30, 2013, we held $1.86 billion of adjustable-rate residential mortgage loans, of which $348.9 million were interest-only one- to four-family mortgage loans. Adjustable-rate residential mortgage loans represented 36.3% of our residential mortgage loan portfolio.

To provide financing for low- and moderate-income home buyers, we also offer various loan programs some of which include down payment assistance for home purchases. Through these programs, qualified individuals receive a reduced rate of interest on most of our loan programs and have their application fee refunded at closing, as well as other incentives if certain conditions are met.

All residential mortgage loans we originate include a “due-on-sale” clause, which gives us the right to declare a loan immediately due and payable if the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. All borrowers are required to obtain title insurance, fire and casualty insurance and, if warranted, flood insurance on properties securing real estate loans.

Multi-family and Commercial Real Estate Loans. As part of our strategy to add to and diversify our loan portfolio, we offer mortgage loans on multi-family and commercial real estate properties. At September 30, 2013, $3.56 billion, or 30.9% of our total loan portfolio was multi-family loans with an average loan size of approximately $2.7 million and $2.19 billion or 19.1%, of our total loan portfolio was commercial real estate loans with an average loan size of approximately $2.0 million. Our policy generally has been to originate multi-family and commercial real estate loans in New Jersey, New York and surrounding states. Commercial real estate loans are secured by office buildings, mixed-use properties and other commercial properties. The multi-family and commercial real estate loans in our portfolio consist of both fixed- and adjustable-rate loans which were originated at prevailing market rates. Multi-family and commercial real estate loans are generally five to fifteen year term balloon loans amortized over fifteen to thirty years. The maximum loan-to-value ratio is 70% for our commercial real estate loans and 75% for multi-family loans. At September 30, 2013, our largest commercial real estate loan was $36.6 million and is on an office building in New Jersey and is performing in accordance with its contractual terms. Our largest multi-family loan was $38.6 million and is on nine apartment buildings in New Jersey and is performing in accordance with its contractual terms.

We consider a number of factors when we originate multi-family and commercial real estate loans. During the underwriting process we evaluate the business qualifications and financial condition of the borrower, including credit history, profitability of the property being financed, as well as the value and condition of the mortgaged property securing the loan. When evaluating the business qualifications of the borrower, we consider the financial resources of the borrower, the borrower’s experience in owning or managing similar property and the borrower’s payment history with us and other financial institutions. In evaluating the property securing the loan, we consider the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value of the mortgaged property and the debt service coverage ratio (the ratio of net operating income to debt service) to ensure it is at least 120% of the monthly debt service for apartment buildings and 130% for commercial income-producing properties. All commercial real estate loans are appraised by outside independent appraisers who have been approved by our board of directors. Personal guarantees are obtained from commercial real estate borrowers although we will consider waiving this requirement based upon the loan-to-value ratio of the proposed loan and other factors. All borrowers are required to obtain title, fire and casualty insurance and, if warranted, flood insurance.

Multi-family loans are generally lower credit risk than other types of commercial real estate lending due to the diversification of cash flows to service the debt over multiple tenants. Loans secured by multi-family and commercial real estate generally are larger than residential mortgage loans and can involve greater credit risk. Commercial real estate loans often involve large loan balances to single borrowers or groups of related borrowers. Repayment of these loans depends to a large degree on the results of operations and management of the properties securing the loans or the businesses conducted on such property, and may be affected to a greater extent by adverse conditions in the real estate market or the economy in general. Accordingly, management annually evaluates the performance of all commercial loans in excess of $1.0 million.

Construction Loans. We offer loans directly to builders and developers on income-producing properties and residential for-sale housing units. At September 30, 2013, we held $218.4 million in construction loans, representing 1.9% of our total loan portfolio, with an average loan size of approximately $1.6 million. Construction loans are originated through our commercial lending department. Generally, construction loans will be structured to be repaid over a three-year period and generally will be made in amounts of up to 70% of the appraised value of the completed property, or the actual cost of the improvements. Funds are disbursed based on inspections in accordance with a schedule reflecting the completion of portions of the project. Construction financing for sold units requires an executed sales contract.

Construction loans generally involve a greater degree of credit risk than either residential mortgage loans or other commercial mortgage loans. The risk of loss on a construction loan depends on the accuracy of the initial estimate of the property’s value when the construction is completed compared to the estimated cost of construction. For all loans, we use outside independent appraisers approved by our board of directors. We require all borrowers to obtain title insurance, fire and casualty insurance and, if warranted, flood insurance. A detailed plan and cost review by an outside engineering firm is required on loans in excess of $2.5 million.

At September 30, 2013, our largest construction loan was a $34.0 million note with an outstanding balance of $25.0 million on an apartment-rental project in New Jersey. At September 30, 2013, the loan was performing in accordance with contractual terms.

Commercial and Industrial Loans. We offer C&I loans. These loans include term loans, lines of credit and owner occupied commercial real estate loans. These loans are generally secured by real estate or business assets and include personal guarantees. The loan to value limit is 75% and businesses will typically have at least a two-year history. Our 2012 acquisitions and de novo branch expansion has provided a larger market area to leverage new products. We have expanded and increased our New York market lending presence by hiring experienced C&I team members as well as expanding our business lending into the healthcare industry to focus on this segment of the market. At September 30, 2013, C&I loans totaled $195.2 million, or 1.7%, of our loan portfolio, with an average loan size of $278,000.

Consumer Loans. We offer consumer loans, most of which consist of home equity loans and home equity lines of credit. Home equity loans and home equity lines of credit are secured by residences primarily located in New Jersey and New York. At September 30, 2013, consumer loans totaled $224.0 million, or 1.9% of our total loan portfolio, with an average loan size of $29,000. The underwriting standards we use for home equity loans and home equity lines of credit include a determination of the applicant’s credit history, an assessment of the applicant’s ability to meet existing credit obligations, the payment on the proposed loan and the value of the collateral securing the loan. The combined (first and second mortgage liens) loan-to-value ratio for home equity loans and home equity lines of credit is generally limited to a maximum of 75%. Home equity loans are offered with fixed rates of interest, terms up to 30 years and to a maximum of $500,000. Home equity lines of credit have adjustable rates of interest, indexed to the prime rate, as reported in The Wall Street Journal.

Loan Originations and Purchases. The following table shows our loan originations, loan purchases and repayment activities with respect to our portfolio of loans receivable for the periods indicated. Origination, sale and repayment activities with respect to our loans held for sale are excluded from the table.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(In thousands)
Loan originations and purchases
Loan originations:
Residential mortgage	$933,304	$531,164	$693,996	$767,241	$800,497
Multi-family	980,667	678,407	1,285,775	846,685	487,933
Commercial real estate	317,459	353,352	458,847	308,245	412,623
Construction	50,487	31,775	32,219	120,773	214,437
Commercial and industrial	158,615	74,722	139,833	104,120	59,636
Consumer and other loans:
Home equity loans	14,882	9,779	13,674	14,399	12,921
Home equity credit lines	44,351	43,570	55,295	64,630	59,731
Other	925	520	838	15,314	15,168

Total consumer and other loans	60,158	53,869	69,807	94,343	87,820

Total loan originations	2,500,690	1,723,289	2,680,477	2,241,407	2,062,946

Loan purchases:
Residential mortgage loans	793,198	390,111	638,788	710,880	862,311
Commercial real estate	—	—	—	—	120,546
Multi-family	—	28,525	—	—	—
Construction loans	—	63,721	—	—	—
Commercial and industrial	—	—	—	—	—
Consumer and other loans:
Home equity loans	—	—	—	—	69,044
Home equity credit lines	—	—	—	—	18,302
Other	—	13,932	—	—	—

Total consumer and other loans	—	13,932	—	—	87,346

Total loan purchases	793,198	496,289	638,788	710,880	1,070,203

Loans sold and principal repayments	(2,196,895)	(1,866,251)	(2,508,908)	(2,042,462)	(1,786,658)

Other items, net (1)	(29,766)	(21,131)	(33,784)	(33,319)	(44,245)

Net loans acquired in acquisition	—	177,512	736,003	—	—

Net increase in loan portfolio	$1,067,227	$509,708	$1,512,576	$876,506	$1,302,246

(1)	Other items include charge-offs, loan loss provisions, loans transferred to other real estate owned, and amortization and accretion of deferred fees and costs and discounts and premiums.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by our board of directors. In the approval process for residential loans, we assess the borrower’s ability to repay the loan and the value of the property securing the loan. To assess the borrower’s ability to repay, we review the borrower’s income and expenses and employment and credit history. In the case of commercial real estate loans we also review projected income, expenses and the viability of the project being financed. We generally require appraisals of all real property securing loans, except for home equity loans and home equity lines of credit, in which case we may use the tax-assessed value of the property securing such loan or a lesser form of valuation, such as a home value estimator or by a drive-by value estimated performed by an approved appraisal company. Appraisals are performed by independent licensed appraisers who are approved by our board of directors. We require borrowers, except for home equity loans and home equity lines of credit, to obtain title insurance. All real estate secured loans require fire and casualty insurance and, if warranted, flood insurance in amounts at least equals to the principal amount of the loan or the maximum amount available.

Our loan approval policies and limits are also established by our board of directors. All residential mortgage loans including home equity loans and home equity lines of credit up to $500,000 may be approved by loan underwriters, provided the loan meets all of our underwriting guidelines. Residential mortgage loans up to $750,000 may be approved by an Underwriting Supervisor, provided the loan meets all of our underwriting guidelines. If the loan does not meet all of our underwriting guidelines, but can be considered for approval because of other compensating factors, the loan must be approved by an authorized member of management. Residential mortgage loans in excess of $750,000 and up to $1,500,000 must be approved by an authorized member of management. Residential mortgage loans in excess of $1,500,000 and up to $2,000,000 must be approved by three authorized members of management. Residential mortgage loans in excess of $2,000,000 and up to $3,000,000 must be approved by three authorized members of management, one of whom must be an Executive Officer.

All commercial real estate, multi-family and construction loan requests without policy exceptions or total credit relationships in an amount up to $1,000,000 shall be approved by the Vice President/Team Leader. All commercial real estate, multi-family and construction loan requests without policy exceptions or total credit relationships in an amount up to $2,000,000 shall be approved by the Vice President/ Team Leader and either; Senior Vice President-CRE, Chief Executive Officer, Chief Operating Officer or Chief Lending Officer. All commercial real estate loan requests without policy exceptions or total credit relationships in excess of $5,000,000 shall be approved by the Vice President/ Team Leader or Senior Vice President-Lending and either Chief Lending Officer, Chief Operating Officer or Chief Executive Officer. All commercial real estate, multi-family and construction requests or total credit relationships in excess of $5,000,000 or any loan with a policy exception shall require the approval of the Commercial Loan Committee consisting of the Chief Executive Officer, Chief Operating Officer, Chief Lending Officer, Chief Financial Officer, Executive Vice President-Retail Banking, the Senior Vice President-Lending Administration, Senior Vice President-CRE (cannot approve CRE loans), and the Senior Vice President-Business Lending (cannot approve Business loans).

All business loans without policy exceptions or total credit relationships in an amount up to $1,500,000 shall be approved by either the Senior Vice President-Business Lending, Chief Lending Officer, Chief Operating Officer or Chief Executive Officer. All loan requests without policy exceptions or total credit relationships up to $3,000,000 shall be approved by the Senior Vice President-Business Lending and the Chief Lending Officer, Chief Operating Officer or Chief Executive Officer. All business loan requests or total credit relationships in excess of $3,000,000 or any loan with a policy exception shall require the approval of the Commercial Loan Committee, consisting of the Chief Executive Officer, Chief Operating Officer, Chief Lending Officer, Chief Financial Officer, Executive Vice President-Retail Banking, Senior Vice President-Lending Administration, Senior Vice President of CRE (cannot approve CRE Loans) and the Senior Vice President- Business Lending (cannot approve Business loans).

Loans to One Borrower. Our regulatory limit on total loans to any borrower or attributed to any one borrower is 15% of unimpaired capital and surplus. As of September 30, 2013, the regulatory lending limit was $157.8 million. Our internal policy limit is $70.0 million, with the option to exceed that limit with the board of directors’ approval, on total loans to a borrower or related borrowers. We review these group exposures on a monthly basis. We also set additional limits on size of loans by loan type. At September 30, 2013, our largest relationship with an individual borrower and its related entities was $105.7 million, consisting of two multi-family loans, two construction loans, and two commercial loans. The relationship was approved by the board of directors and was performing in accordance with contractual terms as of September 30, 2013.

Asset Quality

One of our key operating objectives has been, and continues to be, maintaining a high level of asset quality. We maintain sound credit standards for new loan originations and purchases. We do not originate or purchase sub-prime loans, negative amortization loans or option ARM loans. In addition, we use proactive collection and workout processes in dealing with delinquent and problem loans.

The underlying credit quality of our loan portfolio is dependent primarily on each borrower’s ability to continue to make required loan payments and, in the event a borrower is unable to continue to do so, the value of the collateral securing the loan, if any. A borrower’s ability to pay typically is dependent, in the case of one- to four-family mortgage loans and consumer loans, primarily on employment and other sources of income, and in the case of multi-family and commercial real estate loans, on the cash flow generated by the property, which in turn is impacted by general economic conditions. Other factors, such as unanticipated expenditures or changes in the financial markets, may also impact a borrower’s ability to pay. Collateral values, particularly real estate values, are also impacted by a variety of factors including general economic conditions, demographics, maintenance and collection or foreclosure delays.

Purchased Credit-Impaired Loans. PCI loans are loans acquired through acquisition or purchased at a discount that is due, in part, to credit quality. In conjunction with the Marathon Bank acquisition, there were seven PCI loans totaling $5.8 million at September 30, 2013. PCI loans are accounted for in accordance with ASC Subtopic 310-30 and are initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance (i.e., the allowance for loan losses). The difference between the undiscounted cash flows expected at acquisition and the initial carrying amount (fair value) of the covered loans, or the “accretable yield,” is recognized as interest income utilizing the level-yield method over the life of the loans. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the “non-accretable difference,” are not recognized as a yield adjustment, as a loss accrual or a valuation allowance. Reclassifications of the non-accretable difference to the accretable yield may occur subsequent to the loan acquisition dates due to increases in expected cash flows of the loans and results in an increase in yield on a prospective basis.

Collection Procedures. We send system-generated reminder notices to start collection efforts when a loan becomes fifteen days past due. Subsequent late charge and delinquency notices are sent and the account is monitored on a regular basis thereafter. Direct contact with the borrower is attempted early in the collection process as a courtesy reminder and later to determine the reason for the delinquency and to safeguard our collateral. We provide the board of directors with a summary report of loans 30 days or more past due on a monthly basis. When a loan is more than 90 days past due, the credit file is reviewed and, if deemed necessary, information is updated or confirmed and collateral re-evaluated. We make every effort to contact the borrower and develop a plan of repayment to cure the delinquency. Loans are placed on non-accrual status when they are 90 days delinquent, but may be placed on non-accrual status earlier if the timely collection of principal and/or income is doubtful. When loans are placed on non-accrual status, unpaid accrued interest is fully reserved, and additional income is recognized in the period collected unless the ultimate collection of principal is considered doubtful. If our effort to cure the delinquency fails and a repayment plan is not in place, the file is referred to counsel for commencement of foreclosure or other collection efforts. We also own loans serviced by other entities and we monitor delinquencies on such loans using reports the servicers send to us. When we receive these past due reports, we review the data and contact the servicer to discuss the specific loans and the status of the collection process. We add the information from the servicer’s delinquent loan reports to our own delinquent reports and provide a full summary report monthly to our board of directors.

Our collection procedure for non mortgage related consumer and other loans includes sending periodic late notices to a borrower once a loan is past due. We attempt to make direct contact with the borrower once a loan becomes 30 days past due. The Collection Manager reviews loans 60 days or more delinquent on a regular basis. If collection activity is unsuccessful after 90 days, we may refer the matter to our legal counsel for further collection efforts or we may charge-off the loan. Non real estate related consumer loans that are considered uncollectible are proposed for charge-off by the Collection Manager on a quarterly basis.

Delinquent Loans. The following table sets forth our loan delinquencies by type and by amount at the dates indicated, excluding the PCI loans.

	Loans Delinquent For
	60-89 Days		90 Days and Over		Total
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)
At September 30, 2013
Residential mortgage loans	23	$7,594	247	$64,224	270	$71,818
Multi-family	2	3,617	5	4,848	7	8,465
Commercial real estate	2	253	1	2,101	3	2,354
Construction loans	—	—	6	13,746	6	13,746
Commercial and industrial	1	320	7	1,340	8	1,660
Consumer and other loans	4	268	33	1,547	37	1,815

Total	32	$12,052	299	$87,806	331	$99,858

At December 31, 2012
Residential mortgage loans	37	$11,715	310	$76,088	347	$87,803
Multi-family	3	3,950	5	11,143	8	15,093
Commercial real estate	4	3,016	4	753	8	3,769
Construction loans	—	—	6	18,876	6	18,876
Commercial and industrial	2	2,639	2	375	4	3,014
Consumer and other loans	8	196	23	1,238	31	1,434

Total	54	$21,516	350	$108,473	404	$129,989

At December 31, 2011
Residential mortgage loans	28	$9,847	288	$80,703	316	$90,550
Multi-family	4	6,180	—	—	4	6,180
Commercial real estate	—	—	1	73	1	73
Construction loans	1	8,068	12	40,362	13	48,430
Commercial and industrial	—	—	—	—	—	—
Consumer and other loans	5	173	25	1,009	30	1,182

Total	38	$24,268	326	$122,147	364	$146,415

At December 31, 2010
Residential mortgage loans	35	$11,890	243	$73,650	278	$85,540
Multi-family	3	12,898	3	2,748	6	15,646
Commercial real estate	1	502	8	3,899	9	4,401
Construction loans	1	7,850	26	82,735	27	90,585
Commercial and industrial	2	640	5	1,829	7	2,469
Consumer and other loans	4	196	20	1,033	24	1,229

Total	46	$33,976	305	$165,894	351	$199,870

At December 31, 2009
Residential mortgage loans	51	$13,657	162	$50,089	213	$63,746
Multi-family	—	—	4	553	4	553
Commercial real estate	—	—	10	3,417	10	3,417
Construction loans	3	19,056	21	53,468	24	72,524
Commercial and industrial	3	734	—	—	3	734
Consumer and other loans	12	198	23	1,166	35	1,364

Total	69	$33,645	220	$108,693	289	$142,338

At June 30, 2009 (1)
Residential mortgage loans	36	$8,886	97	$29,741	133	$38,627
Multi-family	1	181	6	20,074	7	20,255
Commercial real estate	3	784	6	2,820	9	3,604
Construction loans	3	11,263	17	58,550	20	69,813
Commercial and industrial	—	—	—	—	—	—
Consumer and other loans	9	665	15	225	24	890

Total	52	$21,779	141	$111,410	193	$133,819

(1)	Fiscal year end was changed from June 30 to December 31.

Non-Performing Assets. Non-performing assets include non-accrual loans, loans delinquent 90 days or more and still accruing interest and real estate owned (“REO”). We did not have any loans delinquent 90 days or more and still accruing interest at September 30, 2013. At September 30, 2013, we had REO of $5.2 million consisting of 21 properties. At December 31, 2012, we had REO of $8.1 million consisting of 33 properties. Non-accrual loans decreased $11.0 to $109.6 million at September 30, 2013, from $120.6 million at December 31, 2012. Non-accrual loans decreased $21.6 million to $120.6 million at December 31, 2012, from $142.2 million at December 31, 2011. In connection with the Brooklyn Federal Bancorp acquisition, we sold approximately $106.2 million of the commercial real estate loan portfolio to a real estate investment fund on January 10, 2012. During 2011, we elected to sell 23 non-accrual commercial real estate loans on a bulk basis for $10.0 million. Although we have resolved a number of non-performing loans, the deterioration of the housing and real estate markets, as well as the overall weakness in the economy, continue to impact our non-accrual loans. As a geographically concentrated lender, we have been affected by negative consequences arising from the on-going economic recession and, in particular, the decline in the housing industry, as well as economic and housing industry weaknesses in the New Jersey/New York metropolitan area. We are particularly vulnerable to the impact of a severe job loss recession. We continue to closely monitor the local and regional real estate markets and other factors related to risks inherent in our loan portfolio. The ratio of non-accrual loans to total loans was 0.95% at September 30, 2013, compared 1.16% at December 31, 2012, and 1.60% at December 31, 2011. Our ratio of non-performing assets to total assets was 1.01% at September 30, 2013 compared to 1.14% at December 31, 2012 and 1.48% at December 31, 2011. The allowance for loan losses as a percentage of total non-accrual loans was 152.18% at September 30, 2013 compared to 117.92% at December 31, 2012 and 82.44% at December 31, 2011. For further discussion of our non-performing assets and non-accrual loans and the allowance for loan losses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The table below sets forth the amounts and categories of our non-performing assets excluding PCI loans at the dates indicated.

	At September 30,	At December 31,				At June 30,
	2013 (1)	2012 (2)	2011 (3)	2010	2009 (4)	2009 (5)
	(Dollars in thousands)
Non-accrual loans:
Residential mortgage loans	$73,550	$81,295	$84,056	$73,650	$50,089	$29,741
Multi-family and commercial loans	18,399	11,896	73	6,647	3,970	22,894
Construction loans	14,234	25,764	57,070	82,735	64,968	68,826
Commercial and industrial loans	1,862	375	—	1,829	—	—
Consumer and other loans	1,547	1,238	1,009	1,033	1,166	225

Total non-accrual loans	109,592	120,568	142,208	165,894	120,193	121,686
Real estate owned	5,119	8,093	3,081	976	—	—
Performing troubled debt restructurings	24,504	15,756	10,465	4,822	—	—

Total non-performing assets	$139,215	$144,417	$155,754	$171,692	$120,193	$121,686

Total non-accrual loans to total loans	0.95%	1.16%	1.60%	2.08%	1.81%	1.97%
Total non-performing assets to total assets	1.01%	1.14%	1.48%	1.74%	1.44%	1.50%

(1)	There were four multi-family TDRs totaling $12.4 million, two commercial real estate TDRs totaling $1.4 million, one C&I TDR for $521,000, one construction TDR for $488,000 and twenty-one residential TDRs totaling $8.1 million that were current as of September 30, 2013 but classified as non-accrual.
(2)	There were three construction troubled debt restructuring loans totaling $6.9 million and 21 residential troubled debt restructuring loans totaling $5.1 million that were current but classified as non-accrual as of December 31, 2012.
(3)	An $8.1 million construction loan that was 60-89 days delinquent at December 31, 2011 was classified as non-performing. There were also six residential troubled debt restructurings totaling $3.0 million and two construction troubled debt restructurings totaling $8.6 million that were current as of December 31, 2011 classified as non-accrual.
(4)	An $11.5 million construction loan that was 60-89 days delinquent at December 31, 2009 was classified as non-accrual.
(5)	Two construction loans totaling $10.3 million were 60-89 days delinquent at June 30, 2009 were classified as non-accrual.

At September 30, 2013, there were $50.6 million of loans deemed troubled debt restructurings (“TDRs”), of which $24.5 million were accruing and $26.1 million were on non-accrual.

For the nine months year ended September 30, 2013 and December 31, 2012, interest income that would have been recorded had our non-accruing loans been current in accordance with their original terms amounted to $7.1 million and $11.5 million, respectively. We recognized interest income of $2.1 million and $3.6 million on such loans for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively.

Real Estate Owned. Real estate we acquire as a result of foreclosure or by deed in lieu of foreclosure is classified as REO until sold. When property is acquired it is recorded at fair value at the date of foreclosure less estimated costs to sell the property. Holding costs and declines in fair value result in charges to expense after acquisition. At September 30, 2013, we had REO of $5.2 million, consisting of 21 properties. At December 31, 2012, we had REO of $8.1 million consisting of 33 properties. At December 31, 2011, we had REO of $3.1 million consisting of 13 properties. At December 31, 2010, we had REO of $976,000 consisting of two properties. At December 31, 2009, September 30, 2009 and 2008, we held no REO.

Classified Assets. Federal regulations provide that loans and other assets of lesser quality should be classified as “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” we will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “un-collectible” and of such little value their continuance as assets without the establishment of a specific loss reserve is not warranted. We classify an asset as “special mention” if the asset has a potential weakness that warrants management’s close attention. While such assets are not impaired, management has concluded that if the potential weakness in the asset is not addressed, the value of the asset may deteriorate, adversely affecting the repayment of the asset.

We are required to establish an allowance for loan losses in an amount that management considers prudent for loans classified substandard or doubtful, as well as for other problem loans. General allowances represent loss allowances which have been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When we classify problem assets as “loss,” we are required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount. Our determination as to the classification of our assets and the amount of our valuation allowances is subject to review by the NJDBI and the FDIC, which can require that we establish additional general or specific loss allowances.

We review the loan portfolio on a quarterly basis to determine whether any loans require classification in accordance with applicable regulations. Not all classified assets constitute non-performing assets.

Impaired Loans. We define an impaired loan as a loan for which it is probable, based on current information, that the lender will not collect all amounts due under the contractual terms of the loan agreement. We consider the population of loans in our impairment analysis to include commercial real estate, multi-family and construction loans with an outstanding balance greater than $1.0 million and on non-accrual status, loans modified in a TDR, and other commercial real estate loans with an outstanding balance greater than $1.0 million if management has specific information of a collateral shortfall. Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral or the present value of the expected future cash flows. Smaller balance homogeneous loans are evaluated for impairment collectively unless they are modified in a TDR. Such loans include residential mortgage loans, installment loans, and loans not meeting our definition of impaired, and are specifically excluded from impaired loans. At September 30, 2013, loans meeting our definition of an impaired loan totaled $67.4 million. The allowance for loan losses related to loans classified as impaired at September 30, 2013, amounted to $2.1 million. Interest income received during the nine months ended

September 30, 2013 on loans classified as impaired was $1.6 million. At December 31, 2012, loans meeting our definition of an impaired loan totaled $57.4 million. The allowance for loan losses related to loans classified as impaired at December 31, 2012, amounted to $2.1 million. Interest income received during the year ended December 31, 2012 on loans classified as impaired was $1.6 million. For further detail on our impaired loans, see Note 1 and Note 5 of the Notes to Consolidated Financial Statements.

Allowance for Loan Losses

Our allowance for loan losses is maintained at a level necessary to absorb loan losses that are both probable and reasonably estimable. In determining the allowance for loan losses, management considers the losses inherent in our loan portfolio and changes in the nature and volume of loan activities, along with the general economic and real estate market conditions. A description of our methodology in establishing our allowance for loan losses is set forth in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for Loan Losses.” The allowance for loan losses as of September 30, 2013 is maintained at a level that represents management’s best estimate of losses inherent in the loan portfolio. However, this analysis process is subjective, as it requires us to make estimates that are susceptible to revisions as more information becomes available. Although we believe we have established the allowance at levels to absorb probable and estimable losses, future additions may be necessary if economic or other conditions in the future differ from the current environment.

In late October 2012, our primary market area was adversely impacted by superstorm Sandy. The storm disrupted operations for many businesses in the area and caused substantial property damage in our lending area. In response to the storm, we waived late fees and provided payment deferrals to borrowers impacted by the storm. We have evaluated the impact of the storm relative to the adequacy of the allowance for loan losses. Based on our evaluation, there were no loan charge-offs or specific losses identified to date. For further discussion of the allowance for loan losses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Furthermore, as an integral part of their examination processes, the NJDBI and the FDIC will periodically review our allowance for loan losses. Such agencies may require us to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Allowance for Loan Losses. The following table sets forth activity in our allowance for loan losses for the periods indicated.

	Nine Months Ended September 30,		Year Ended December 31,				Six Months Ended December 31,	Year Ended June 30,
	2013	2012	2012	2011	2010	2009	2009	2009

Allowance balance (beginning of period)	$142,172	$117,242	$117,242	$90,931	$55,052	$26,548	$46,608	$13,565
Provision for loan losses	41,250	48,000	65,000	75,500	66,500	39,450	23,425	29,025
Charge-offs:
Residential mortgage loans:	13,223	14,442	20,180	9,304	6,432	590	1,591	14
Multi-family loans	1,226	8,515	9,058	363	829	—	—	—
Commercial loans	792	456	479	7,637	98	—	—	—
Construction loans	3,104	12,583	13,227	30,548	23,160	14,421	13,411	—
Commercial & industrial loans	83	10	99	1,621	269	—	—	—
Consumer and other loans	791	468	1,107	714	41	22	23	11

Total charge-offs	19,219	36,474	44,150	50,187	30,829	15,033	15,025	25

Recoveries:
Residential mortgage loans	1,564	234	593	388	124	44	44	—
Multi-family loans	72	—	—	19	—	—	—	—
Commercial loans	36	42	43	—	—	—	—	—
Construction loans	254	2,171	3,387	576	83	—	—	—
Commercial & industrial loans	603	22	23	13	—	—	—	—
Consumer and other loans	47	29	34	2	1	—	—	—

Total recoveries	2,576	2,498	4,080	998	208	44	44	—

Net charge-offs	(16,643)	(33,976)	(40,070)	(49,189)	(30,621)	(14,989)	(14,981)	(25)
Allowance acquired in acquisition	—	—	—	—	—	4,043	—	4,043

Allowance balance (end of period)	$166,779	$131,266	$142,172	$117,242	$90,931	$55,052	$55,052	$46,608

Total loans outstanding	$11,524,258	$9,415,207	$10,438,471	$8,895,066	$7,994,859	$6,652,127	$6,652,127	$6,171,716
Average loans outstanding	10,765,130	9,075,804	9,271,550	8,461,031	7,197,608	6,010,870	6,370,350	5,482,009
Allowance for loan losses as a percent of total loans outstanding	1.45%	1.39%	1.36%	1.32%	1.14%	0.83%	0.83%	0.76%
Net loans charged off as a percent of average loans outstanding	0.15%	0.37%	0.43%	0.58%	0.43%	0.25%	0.24%	—
Allowance for loan losses to non-performing loans	124.37%	96.92%	104.29%	76.79%	54.81%	45.80%	45.80%	38.30%

Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	September 30,		December 31,
	2013		2012		2011		2010		2009
	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
End of period allocated to:
Residential mortgage loans	$51,075	44.55%	$45,369	46.35%	$32,447	56.59%	$20,489	61.78%	$13,741	71.76%
Multi-family loans	35,324	30.87%	29,853	28.70%	13,863	20.42%	10,454	14.53%	3,227	9.21%
Commercial real estate loans	44,615	19.06%	33,347	18.89%	30,947	15.95%	16,432	15.33%	10,208	10.97%
Construction loans	12,377	1.89%	16,062	2.15%	22,839	3.12%	34,669	4.35%	25,194	5.03%
Commercial and industrial	6,754	1.69%	4,094	1.62%	3,677	1.20%	2,189	0.76%	558	0.35%
Consumer and other loans	2,150	1.94%	2,086	2.29%	1,335	2.72%	866	3.25%	510	2.68%
Unallocated	14,484		11,361		12,134		5,832		1,614

Total allowance	$166,779	100.00%	$142,172	100.00%	$117,242	100.00%	$90,931	100.00%	$55,052	100.00%

	June 30,
	2009
	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
End of period allocated to:
Residential mortgage loans	$10,841	76.30%
Multi-family and commercial loans	8,092	15.09%
Construction loans	23,437	5.62%
Consumer and other loans	459	2.99%
Unallocated	3,779

Total allowance	$46,608	100.00%

Security Investments

The board of directors has adopted our Investment Policy. This policy determines the types of securities in which we may invest. The Investment Policy is reviewed annually by management and changes to the policy are recommended to and subject to approval by the board of directors. The board of directors delegates operational responsibility for the implementation of the Investment Policy to the Asset Liability Committee, which is primarily comprised of senior officers. While general investment strategies are developed by the Asset Liability Committee, the execution of specific actions rests primarily with our Chief Financial Officer. He is responsible for ensuring the guidelines and requirements included in the Investment Policy are followed and all securities are considered prudent for investment. He or his designee is authorized to execute transactions that fall within the scope of the established Investment Policy. Investment transactions are reviewed and ratified by the board of directors at their regularly scheduled meetings.

Our Investment Policy requires that investment transactions conform to Federal and New Jersey State investment regulations. Our investments include, but are not limited to, U.S. Treasury obligations, securities issued by various federal agencies, state and municipal subdivisions, mortgage-backed securities, certain certificates of deposit of insured financial institutions, overnight and short-term loans to other banks, investment grade corporate debt instruments, and mutual funds. In addition, we may invest in equity securities subject to certain limitations.

The Investment Policy requires that securities transactions be conducted in a safe and sound manner. Purchase and sale decisions are based upon a thorough pre-purchase analysis of each security to determine it conforms to our overall asset/liability management objectives. The analysis must consider its effect on our risk-based capital measurement, prospects for yield and/or appreciation and other risk factors.

At September 30, 2013, our securities portfolio totaled $1.49 billion representing 10.77% of our total assets. Securities are classified as held-to-maturity or available-for-sale when purchased. At September 30, 2013, $671.0 million of our securities were classified as held-to-maturity and reported at carrying value and $816.5 million were classified as available-for-sale and reported at fair value.

Mortgage-Backed Securities. We purchase mortgage-backed pass through and collateralized mortgage obligation (“CMO”) securities insured or guaranteed by Fannie Mae, Freddie Mac (government-sponsored enterprises “GSEs”) and Ginnie Mae (government agency), and to a lesser extent, a variety of federal and state housing authorities (collectively referred to below as “agency-issued mortgage-backed securities”). At September 30, 2013, agency-issued mortgage-backed securities including CMOs, totaled $1.43 billion, or 96.3%, of our total securities portfolio.

Mortgage-backed pass through securities are created by pooling mortgages and issuing a security with an interest rate less than the interest rate on the underlying mortgages. Mortgage-backed pass through securities represent a participation interest in a pool of single-family or multi-family mortgages. As loan payments are made by the borrowers, the principal and interest portion of the payment is passed through to the investor as received. CMOs are also backed by mortgages; however, they differ from mortgage-backed pass through securities because the principal and interest payments of the underlying mortgages are financially engineered to be paid to the security holders of pre-determined classes or tranches of these securities at a faster or slower pace. The receipt of these principal and interest payments which depends on the proposed average life for each class is contingent on a prepayment speed assumption assigned to the underlying mortgages. Variances between the assumed payment speed and actual payments can significantly alter the average lives of such securities. To quantify and mitigate this risk, we undertake a payment analysis before purchasing these securities. We primarily invest in CMO classes or tranches in which the payments on the underlying mortgages are passed along at a pace fast enough to provide an average life of three to five years with no change in market interest rates. The issuers of such securities, as noted above, pool and sell participation interests in security form to investors such as Investors Bank and guarantee the payment of principal and interest. Mortgage-backed securities and CMOs generally yield less than the loans that underlie such securities because of the cost of payment guarantees and credit enhancements. However, mortgage-backed securities are usually more liquid than individual mortgage loans and may be used to collateralize borrowings and other liabilities.

Mortgage-backed securities present a risk that actual prepayments may differ from estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments that can change the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities or if such securities are redeemed by the issuer. In addition, the fair value of such securities may be adversely affected by changes in interest rates.

Our mortgage-backed securities portfolio had a weighted average yield of 1.83% at September 30, 2013. The estimated fair value of our mortgage-backed securities at September 30, 2013 was $1.43 billion, which is $2.5 million greater than the carrying value of $1.43 billion.

We also may invest in securities issued by non-agency or private mortgage originators, provided those securities are rated AAA by nationally recognized rating agencies at the time of purchase. Our non-agency mortgage-backed securities are not guaranteed by GSEs and complied with the investment and credit standards set forth in our investment policy at the time of purchase. During the year ended December 31, 2012, we sold all of our non-agency or privately originated mortgage backed securities.

Corporate and Other Debt Securities. Our corporate and other debt securities portfolio consists of collateralized debt obligations (“CDOs”) backed by pooled trust preferred securities (“TruPS”), principally issued by banks and to a lesser extent insurance companies, real estate investment trusts, and collateralized debt obligation. The interest rates on these securities reset quarterly in relation to the three-month Libor rate. These securities have been classified in the held to maturity portfolio since their purchase and we have no intent to sell these securities until maturity.

At September 30, 2013, the portfolio consisted of 36 securities with a carrying value of $31.8 million and a fair value of $50.0 million and all but 2 are rated below investment grade. The two investment grade securities have a carrying value of $2.7 million with fair value of $5.8 million. For September 30, 2013, we engaged an independent valuation firm to value our TruPS portfolio and prepare our OTTI analysis. The valuation firm assisted us in evaluating the credit and performance for each remaining issuer to derive probabilities and assumptions for default, recovery and prepayment/amortization for the expected cashflows for each security. At September 30, 2013, management deemed that there was no deterioration in projected discounted cashflows since the prior period for each of its TruPS and did not recognize an OTTI charge for the nine months ended September 30, 2013, has no intent to sell, nor is it more likely than not that we will be required to sell, the debt securities before the recovery of their carrying value or maturity.

At December 31, 2012, the portfolio consisted of 36 securities with a carrying value of $29.5 million and a fair value of $39.3 million and all but 2 are rated below investment grade. The two investment grade securities have a carrying value of $2.9 million with fair value of $5.4 million. For December 31, 2012, we engaged an independent valuation firm to value our TruPS portfolio and prepare our other-than temporary impairment, or OTTI, analysis. The valuation firm assisted us in evaluating the credit and performance for each remaining issuer to derive probabilities and assumptions for default, recovery and prepayment/amortization for the expected cashflows for each security. At December 31, 2012, management deemed that there was no deterioration in projected discounted cashflows since the prior period for each of its TruPS and did not recognize an OTTI charge for the year ended December 31, 2012. We have no intent to sell, nor is it more likely than not that we will be required to sell, the debt securities before the recovery of their carrying value or maturity.

At December 31, 2008, we recorded a pre-tax $156.7 million OTTI charge to reduce the carrying amount of our investment in pooled trust preferred securities to the securities’ fair values totaling $20.7 million. The decision to recognize the OTTI charge was based on the severity of the decline in the fair values of these securities at that time and the unlikelihood of any near-term market value recovery. The significant decline in the fair value occurred primarily as a result of deteriorating national economic conditions, rapidly increasing amounts of non-accrual and delinquent loans at some of the underlying issuing banks, and credit rating downgrades by Moody’s.

We adopted FASB ASC 320-10, “Recognition and Presentation of Other-Than-Temporary Impairments,” which was incorporated into ASC 320, “Investments—Debt and Equity Securities,” on April 1, 2009. Under this guidance, the difference between the present value of the cash flows expected to be collected and the carrying value is deemed to be the credit loss. The present value of the expected cash flows is calculated based on the contractual terms of each security, and is discounted at a rate equal to the effective interest rate implicit in the security at the date of acquisition. The guidance also required management to determine the amount of any previously recorded OTTI charges on the TruPS that were related to credit and all other non-credit factors. In accordance with ASC 320, management considered the deteriorating financial condition of the U.S. banking sector, the credit rating downgrades, the accelerating pace of banks deferring or defaulting on their trust preferred debt, and the increasing amounts of non-accrual and delinquent loans at the underlying issuing banks. The aforementioned analysis was incorporated into the present value of the cash flows expected to be collected for each of these securities and management determined that $35.6 million of the previously recorded pre-tax OTTI charge was due to other non-credit factors and, in accordance with ASC 320, we recognized a cumulative effect of initially applying ASC 320 as a $21.1 million after-tax adjustment to retained earnings with a corresponding adjustment to AOCI. At June 30, 2009, we recorded an additional $1.3 million pre-tax credit related OTTI charge on these securities.

We continue to closely monitor the performance of the securities we own as well as the events surrounding this segment of the market. We will continue to evaluate for other-than-temporary impairment, which could result in a future non-cash charge to earnings.

Government Sponsored Enterprises. At September 30, 2013, bonds issued by GSEs held in our security portfolio totaled $3.1 million, representing 0.2% of our total securities portfolio. While these securities may generally provide lower yields than other securities in our securities portfolio; they are held for liquidity purposes, as collateral for certain borrowings, to achieve positive interest rate spreads with minimal administrative expense, and to lower our credit risk as a result of the guarantees provided by these issuers.

Marketable Equity Securities. At September 30, 2013, we had $4.3 million in equity securities representing less than 0.3% of our total securities portfolio. Equity securities are not insured or guaranteed investments and are affected by market interest rates and stock market fluctuations. Such investments (when held) are carried at their fair value and fluctuations in the fair value of such investments, including temporary declines in value, directly affect our net capital position.

Municipal Bonds. At September 30, 2013, we had $15.3 million of municipal bonds, which represented 1.0% of our total securities portfolio. These bonds are comprised of $9.9 million in short-term Bond Anticipation or Tax Anticipation notes and $5.5 million of longer term New Jersey Revenue Bonds. These purchases were made to diversify the securities portfolio and are designated as held to maturity.

Securities Portfolios. The following table sets forth the composition of our investment securities portfolios at the dates indicated.

			At December 31,
	At September 30, 2013		2012		2011		2010
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In thousands)
Available-for-sale:
Equity securities	$3,220	$4,320	$3,306	4,161	$1,941	$1,965	$2,025	$2,232
GSE debt securities	3,013	3,013	3,038	3,035	—	—	—	—
Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	379,187	381,021	660,095	667,517	389,295	395,482	248,403	248,335
Federal National Mortgage Association	424,221	427,435	689,587	706,128	557,746	567,918	306,745	308,957
Government National Mortgage Association	703	707	4,414	4,487	7,212	7,313	9,202	9,445
Non-agency securities	—	—	—	—	10,782	11,037	34,640	33,764

Total mortgage-backed securities available for sale	804,111	809,163	1,354,096	1,378,132	965,035	981,750	598,990	600,501

Total securities available-for-sale	810,344	816,496	1,360,440	1,385,328	966,976	983,715	601,015	602,733

Held-to-maturity:
Debt securities:
Government Sponsored Enterprises	127	128	147	149	174	175	15,200	15,446
Municipal bonds	15,331	15,967	21,156	22,294	18,001	18,847	13,951	13,907
Corporate and other debt securities	31,838	49,958	29,503	39,295	25,511	36,706	23,552	41,289

	47,296	66,053	50,806	61,738	43,686	55,728	52,703	70,642

Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	259,869	257,649	63,033	66,223	112,540	117,397	210,544	218,230
Government National Mortgage Association	—	—	—	—	1,382	1,585	3,243	3,530
Federal National Mortgage Association	363,378	363,013	64,278	69,121	103,823	110,587	166,251	175,456
Federal housing authorities	415	415	1,805	1,811	2,077	2,137	2,324	2,476
Non-agency securities	—	—	—	—	24,163	24,426	43,471	43,889

Total mortgage-backed securities held-to-maturity	623,662	621,077	129,116	137,155	243,985	256,132	425,833	443,581

Total securities held-to-maturity	670,958	687,130	179,922	198,893	287,671	311,860	$478,536	514,233

Total securities	$1,481,302	$1,503,626	$1,540,362	1,584,221	$1,254,647	$1,295,575	$1,079,551	$1,116,956

At September 30, 2013, except for our investments in Fannie Mae and Freddie Mac securities, we had no investment in the securities of any issuer that had an aggregate book value in excess of 10% of our equity.

Portfolio Maturities and Yields. The composition and maturities of the securities portfolio at September 30, 2013 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. State and municipal securities yields have not been adjusted to a tax-equivalent basis.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total Securities
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Fair Value	Weighted Average Yield
	(Dollars in thousands)
Available-for-Sale:
Equity securities	$—	—%	$—	—%	$—	—%	$3,220	—%	$3,220	$4,320	—%
Debt Securities	—	—	—	—	—	—	—	—	—	—	—
Government sponsored enterprises	3,013	0.11	—	—	—	—	—	—	3,013	3,013	0.11
Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	—	—	7,418	3.72	24,701	2.81	347,068	2.29	379,187	381,021	2.36
Government National Mortgage Association	—	—	—	—	—	—	703	3.98	703	707	3.98
Federal National Mortgage Association	—	—	3,169	5.01	118,493	2.79	302,559	2.30	424,221	427,435	2.45

Total mortgage-backed securities	—	—	10,587	4.11	143,194	2.79	650,330	2.29	804,111	809,163	2.41

Total securities available-for-sale	$3,013	0.11	$10,587	4.11	$143,194	2.79	$653,550	2.28	$810,344	$816,496	2.39

Held-to-Maturity:
Debt securities:
Government sponsored enterprises	$—	—	$127	1.25	$—	—	$—	—	$127	$128	1.25
Municipal bonds	9,863	1.47	463	8.39	—	—	5,005	9.13	15,331	15,967	4.18
Corporate and other debt securities	—	—	—	—	—	—	31,838	1.72	31,838	49,958	1.72
Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	—	—	13,535	4.11	6,769	4.46	239,565	2.26	259,869	257,649	2.41
Federal National Mortgage Association	—	—	19,167	4.52	4,865	4.80	339,346	2.72	363,378	363,013	2.84
Federal and state housing authorities	—	—	415	8.90	—	—	—	—	415	415	8.90

Total mortgage-backed securities	—	—	33,117	4.41	11,634	4.60	578,911	2.53	623,662	621,077	2.67

Total securities held-to-maturity	$9,863	1.47%	$33,707	4.45%	$11,634	4.60%	$615,754	2.54%	$670,958	$687,130	2.65

Sources of Funds

General. Deposits, primarily certificates of deposit, had traditionally been the primary source of funds used for our lending and investment activities. Our strategy is to increase core deposit growth to fund these activities. In addition, we use a significant amount of borrowings, primarily advances from the FHLB; to supplement cash flow needs, to lengthen the maturities of liabilities for interest rate risk management and to manage our cost of funds. Additional sources of funds include principal and interest payments from loans and securities, loan and security prepayments and maturities, repurchase agreements, brokered certificates of deposit, income on other earning assets and retained earnings. While cash flows from loans and securities payments can be relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. At September 30, 2013, we held $8.64 billion in total deposits, representing 68.2% of our total liabilities. In recent years, we have focused on changing the mix of our deposits from one focused on attracting certificates of deposit to one focused on core deposits (savings, checking and money market accounts). The impact of these efforts has been a continuing shift in deposit mix to lower cost core products. We remain committed to our plan of attracting more core deposits because core deposits represent a more stable source of low cost funds and are less sensitive to changes in market interest rates. At September 30, 2013, we held $6.02 billion in core deposits, representing 69.7% of total deposits. At December 31, 2012, we held $5.80 billion in core deposits, representing 66.2% of total deposits. This is an increase of $1.78 billion, or 44.3%, when compared to December 31, 2011, when our core deposits were $4.02 billion. At September 30, 2013, $2.62 billion, or 30.3%, of our total deposit balances were certificates of deposit, which included $288.8 million of brokered deposits. We intend to continue to invest in branch staff training and to aggressively market and advertise our core deposit products and will attempt to generate our deposits from a diverse client group within our primary market area. We remain focused on attracting deposits from municipalities and C&I businesses which operate in our marketplace.

We have a suite of commercial deposit products, designed to appeal to small business owners and non-profit organizations. The interest rates we pay, our maturity terms, service fees and withdrawal penalties are all reviewed on a periodic basis. Deposit rates and terms are based primarily on our current operating strategies, market rates, liquidity requirements, rates paid by competitors and growth goals. We also rely on personalized customer service, long-standing relationships with customers and an active marketing program to attract and retain deposits.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts we offer allows us to respond to changes in consumer demands and to be competitive in obtaining deposit funds. Our ability to attract and maintain deposits and the rates we pay on deposits will continue to be significantly affected by market conditions.

The following tables set forth the distribution of total deposit accounts, by account type, at the dates indicated.

	At September 30, 2013			At December 31, 2012
	Balance	Percent of Total Deposits	Weighted Average Rate	Balance	Percent of Total Deposits	Weighted Average Rate
	(Dollars in thousands)
Savings	$1,732,162	20.04%	0.33%	$1,718,199	19.59%	0.37%
Checking accounts	2,696,450	31.20	0.06	2,498,829	28.50	0.21
Money market deposits	1,594,389	18.45	0.42	1,585,865	18.09	0.37

Total transaction accounts	6,023,001	69.69	0.23	5,802,893	66.18	0.30
Certificates of deposit	2,619,334	30.31	1.07	2,965,964	33.82	1.19

Total deposits	$8,642,335	100.00%	0.49%	$8,768,857	100.00%	0.60%

	At December 31,
	2011			2010
	Balance	Percent of Total Deposits	Weighted Average Rate	Balance	Percent of Total Deposits	Weighted Average Rate
	(Dollars in thousands)
Savings	$1,270,197	17.25%	0.64%	$1,135,091	16.75%	0.93%
Checking accounts	1,633,703	22.19	0.32	1,367,282	20.18	0.37
Money market deposits	1,116,205	15.16	0.67	832,514	12.29	0.81

Total transaction accounts	4,020,105	54.60	0.52	3,334,887	49.22	0.65
Certificates of deposit	3,341,898	45.40	1.57	3,440,043	50.78	1.78

Total deposits	$7,362,003	100.00%	1.00%	$6,774,930	100.00%	1.22%

The following table sets forth, by rate category, the amount of certificates of deposit outstanding as of the dates indicated.

	At September 30,	At December 31,
	2013	2012	2011	2010
	(Dollars in thousands)
Certificates of Deposits
0.00% - 0.25%	$815,122	$519,170	$100,109	$7,020
0.26% - 0.50%	373,425	433,877	266,036	279,020
0.51% - 1.00%	405,013	608,847	884,484	567,794
1.01% - 2.00%	546,445	859,952	1,146,716	1,448,608
2.01% - 3.00%	363,299	403,884	673,500	761,654
Over 3.00%	116,030	140,234	271,053	375,947

Total	$2,619,334	$2,965,964	$3,341,898	$3,440,043

The following table sets forth, by rate category, the remaining period to maturity of certificates of deposit outstanding at September 30, 2013.

	Within Three Months	Over Three to Six Months	Over Six Months to One Year	Over One Year to Two Years	Over Two Years to Three Years	Over Three Years	Total
	(Dollars in thousands)
Certificates of Deposits
0.00% - 0.25%	$295,189	$279,765	$187,948	$18,075	$405	$33,740	$815,122
0.26% - 0.50%	87,162	29,435	89,552	164,205	3,060	11	373,425
0.51% - 1.00%	61,938	88,826	172,555	32,751	26,970	21,973	405,013
1.01% - 2.00%	100,661	28,996	67,871	119,401	24,272	205,244	546,445
2.01% - 3.00%	3,404	1,523	9,983	68,591	187,879	91,919	363,299
Over 3.00%	11,285	31,847	32,112	28,801	8,518	3,467	116,030

Total	$559,639	$460,392	$560,021	$431,824	$251,104	$356,354	$2,619,334

The following table sets forth the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 and the respective maturity of those certificates as of September 30, 2013.

At September 30, 2013
(In thousands)

Three months or less	$258,035
Over three months through six months	227,149
Over six months through one year	236,586
Over one year	504,127

Total	$1,225,897

Borrowings. We borrow directly from the FHLB and various financial institutions. Our FHLB borrowings, frequently referred to as advances, are collateralized by our residential and non residential mortgage portfolios as well as qualified investment securities. The following table sets forth information concerning balances and interest rates on our advances from the FHLB and other financial instruments at the dates and for the periods indicated.

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,				At or for the Six Months Ended December 31,	At or for the Year Ended June 30,
	2013	2012	2012	2011	2010	2009	2009	2009
	(Dollars in thousands)

Balance at end of period	$3,591,112	$2,201,000	$2,650,652	$2,005,486	$1,326,514	$850,542	$850,542	$870,555
Average balance during period	2,954,072	2,052,407	2,068,006	1,793,958	1,168,808	861,388	819,585	989,855
Maximum outstanding at any month end	3,591,112	2,256,200	2,645,500	2,167,000	1,326,514	903,060	870,553	1,348,574
Weighted average interest rate at end of period	1.61%	2.44%	2.14%	2.68%	3.09%	3.79%	3.79%	3.66%
Average interest rate during period	1.95%	2.61%	2.60%	2.88%	3.53%	3.69%	3.82%	3.34%

We also borrow funds under repurchase agreements with the FHLB and various brokers. These agreements are recorded as financing transactions as we maintain effective control over the transferred or pledged securities. The dollar amount of the securities underlying the agreements continues to be carried in our securities portfolio while the obligations to repurchase the securities are reported as liabilities. The securities underlying the agreements are delivered to the party with whom each transaction is executed. Those parties agree to resell to us the identical securities we delivered to them at the maturity or call period of the agreement. The following table sets forth information concerning balances and interest rate on our securities sold under agreements to repurchase at the dates and for the periods indicated:

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,				At or for the Six Months Ended December 31,	At or for the Year Ended June 30,
	2013	2012	2012	2011	2010	2009	2009	2009
	(Dollars in thousands)

Balance at end of period	$205,000	$160,000	$55,000	$250,000	$500,000	$750,000	$750,000	$910,000
Average balance during period	147,490	167,007	156,120	333,333	611,397	857,017	823,620	894,348
Maximum outstanding at any month end	205,000	250,000	200,000	500,000	675,000	910,000	860,000	1,085,000
Weighted average interest rate at end of period	0.91%	3.77%	3.94%	3.90%	4.45%	4.36%	4.36%	4.31%
Average interest rate during period	1.78%	3.94%	3.93%	4.26%	4.46%	4.36%	4.43%	4.43%

Subsidiary Activities

Old Investors Bancorp has three direct subsidiaries: ASB Investment Corp, Investors Bank and Marathon Statutory Trust II.

Investors Bank has the following direct and indirect subsidiaries: Investors Home Mortgage, American Savings Investment Corp., Investors Commercial, Inc., Investors Financial Group, Inc., MNBNY Holdings Inc., and Marathon Realty Investors Inc., Roma Capital Investment Corp., General Abstracts & Title Agency, a New Jersey Corp., Roma Service Corporation and 84 Hopewell LLC. In addition, Investors Bank also acquired additional subsidiaries in 2012 as a result of the mergers with Brooklyn Federal Bancorp, Inc. and Marathon Banking Corporation. These subsidiaries were inactive and substantially all assets held by the subsidiaries were cash. We are currently in the process of liquidating and dissolving those subsidiaries.

ASB Investment Corp. ASB Investment Corp. is a New Jersey corporation, which was organized in June 2003 for the purpose of selling insurance and investment products, including annuities, to customers and the general public through a third party networking arrangement. This subsidiary was obtained in the acquisition of American Bancorp in May 2009. This subsidiary is currently inactive and in the process of being dissolved.

Investors Home Mortgage. Investors Hoe Mortgage is a New Jersey limited liability company that was formed in 2001 for the purpose of originating loans for sale to both Investors Bank and third parties. During 2011, in conjunction with the rebranding of the Investors Bank, this subsidiary changed the name that it does business as from ISB Mortgage Co., L.L.C. to Investors Home Mortgage. Investors Home Mortgage has served as Investors Bank’s retail lending production arm throughout the branch network. Investors Home Mortgage sells all loans that it originates either to Investors Bank or third parties.

American Savings Investment Corp. American Savings Investment Corp. is a New Jersey corporation that was formed in 2004 as an investment company subsidiary. The purpose of this subsidiary is to invest in investment securities. This subsidiary was obtained in the acquisition of American Bancorp in May 2009.

Investors Commercial, Inc. Investors Commercial, Inc. is a New Jersey corporation that was formed in 2010 as an operating subsidiary of Investors Bank. The primary purpose of this subsidiary is to originate and purchase residential mortgage loans, commercial real estate and multi-family mortgage loans.

Investors Financial Group, Inc. Investors Financial Group, Inc. is a New Jersey corporation that was formed in 2011 as an operating subsidiary of Investors Bank. The primary purpose of the this subsidiary is to process sales of non-deposit investment products through third party service providers to customers and consumers as may be referred by Investors Bank.

Marathon Realty Investors Inc. Marathon Realty Investors Inc. is a real estate investment trust (“REIT”) and a New York corporation. This subsidiary was acquired in the merger with Marathon Banking Corporation in October 2012. At December 31, 2012, Marathon Realty Investors Inc. had $274.3 million in assets. Marathon Realty Investors Inc. is taxed and operates in a manner that enables it to qualify, as a REIT under the Internal Revenue Code of 1986, as amended. As a result of this election, Marathon Realty Investors Inc. is not taxed at the corporate level on taxable income distributed to stockholders, provided that certain REIT qualification tests are met.

MNBNY Holdings Inc. MNBNY Holdings Inc. is a New York corporation, which is the 100% owner of Marathon Realty Investors Inc.

Roma Capital Investment Corp. Roma Capital Investment Corp. is a New Jersey corporation formed in 2004 to hold bank-eligible securities, including U.S. government agency securities, municipal securities, GSEs securities and collateralized mortgage obligations. This subsidiary was obtained in the acquisition of Roma Financial Corporation in December 2013.

General Abstract & Title Agency, a NJ Corp. General Abstract & Title Agency, a NJ Corp. is a New Jersey corporation formed in 2005 for the purpose of selling title insurance and providing settlement services for residential mortgage loan closings. This subsidiary was obtained in the acquisition of Roma Financial Corporation in December 2013.

Roma Service Corporation. Roma Service Corporation is a New Jersey corporation formed in 2011 for the sole activity of holding a 50% interest in 84 Hopewell, LLC. This subsidiary was obtained in the acquisition of Roma Financial Corporation in December 2013.

84 Hopewell, LLC. 84 Hopewell, LLC is a New Jersey limited liability company formed in 2006 which owns an office property. This subsidiary was obtained in the acquisition of Roma Financial Corporation in December 2013 and is held 50% by Roma Service Corporation with the remaining 50% held by an unrelated third-party. Old Investors Bancorp and Investors Bancorp, MHC have committed to divest ownership the ownership interest in 84 Hopewell, LLC within two years of the consummation of the acquisition of Roma Financial Corporation.

Investors Bank has three additional subsidiaries which are inactive. The subsidiaries are My Way Development LLC, Investors Financial Services, Inc., and Investors Real Estate Corporation.

Personnel

As of September 30, 2013, we had 1,265 full-time employees and 43 part-time employees. The employees are not represented by a collective bargaining unit and we consider our relationship with our employees to be good.

Legal Proceedings

We and our subsidiaries are subject to various legal actions arising in the normal course of business. In the opinion of management, the resolution of these legal actions is not expected to have a material adverse effect on our financial condition or results of operations.

SUPERVISION AND REGULATION

General

Investors Bank is a New Jersey-chartered savings bank, and its deposit accounts are insured up to applicable limits by the FDIC under the Deposit Insurance Fund. Investors Bank is subject to extensive regulation, examination and supervision by the Commissioner of the NJDBI (the “Commissioner”) as the issuer of its charter, and, as a non-member state chartered savings bank, by the FDIC as the deposit insurer and its primary federal regulator. Investors Bank must file reports with the Commissioner and the FDIC concerning its activities and financial condition, and it must obtain regulatory approval prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions and opening or acquiring branch offices. The Commissioner and the FDIC each conduct periodic examinations to assess Investors Bank’s compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a savings bank may engage and is intended primarily for the protection of the Deposit Insurance Fund and its depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

As a bank holding company controlling Investors Bank following the conversion, New Investors Bancorp will be subject to the Bank Holding Company Act of 1956, as amended (“BHCA”), and the rules and regulations of the Federal Reserve Board under the BHCA and to the provisions of the New Jersey Banking Act of 1948 (the “New Jersey Banking Act”) and the regulations of the Commissioner under the New Jersey Banking Act applicable to bank holding companies. Investors Bank and New Investors Bancorp will be required to file reports with, and otherwise comply with the rules and regulations of, the Federal Reserve Board, the Commissioner and the FDIC. The Federal Reserve Board and the Commissioner conduct periodic examinations to assess our compliance with various regulatory requirements. New Investors Bancorp will file certain reports with, and otherwise complies with, the rules and regulations of the SEC under the federal securities laws and the listing requirements of NASDAQ.

Any change in such laws and regulations, whether by the Commissioner, the FDIC, the Federal Reserve Board or through legislation, could have a material adverse impact on Investors Bank, New Investors Bancorp and their operations and stockholders.

The Dodd-Frank Act made extensive changes in the regulation of depository institutions and their holding companies, which have had an impact on Investors Bank and Old Investors Bancorp. For example, the Dodd-Frank Act created a new CFPB as an independent bureau of the Federal Reserve Board. The CFPB has responsibility for the implementation of the federal financial consumer protection and fair lending laws and regulations that were previously assigned to prudential regulators, and has authority to impose new requirements. Institutions with assets exceeding $10 billion such as Investors Bank are examined for compliance with consumer protection and fair lending laws and regulations by, and are subject to the enforcement authority of, the CFPB. The prudential federal banking regulators maintain such authority over institutions with assets of $10 billion or less.

In addition to creating the CFPB, the Dodd-Frank Act, among other things, changed in the way that institutions are assessed for deposit insurance, mandated the imposition of tougher consolidated capital requirements on holding companies, required originators of securitized loans to retain a percentage of the risk for the transferred loans, imposed regulatory rate-setting for certain debit card interchange fees, repealed restrictions on the payment of interest on commercial demand deposits and contained a number of reforms related to mortgage originations. Many of the provisions of the Dodd-Frank Act are subject to delayed effective dates and/or require the issuance of implementing regulations. Their impact on operations cannot yet be fully assessed. However, there is significant possibility that the Dodd-Frank Act will, at a minimum, result in increased regulatory burden, compliance costs and interest expense for Investors Bank and New Investors Bancorp.

Set forth below is a brief description of material regulatory requirements that are or will be applicable to Investors Bank and New Investors Bancorp, including some of the changes made by the Dodd-Frank Act. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on Investors Bank and New Investors Bancorp.

New Jersey Banking Regulation

Activity Powers. Investors Bank derives its lending, investment and other powers primarily from the applicable provisions of the New Jersey Banking Act and its related regulations. Under these laws and regulations, savings banks, including Investors Bank, generally may invest in:

•	real estate mortgages;

•	consumer and commercial loans;

•	specific types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies;

•	certain types of corporate equity securities; and

•	certain other assets.

A savings bank may also invest pursuant to a “leeway” power that permits investments not otherwise permitted by the New Jersey Banking Act. “Leeway” investments must comply with a number of limitations on the individual and aggregate amounts of “leeway” investments. A savings bank may also exercise trust powers upon approval of the Commissioner. New Jersey savings banks may exercise those powers, rights, benefits or privileges authorized for national banks or out-of-state banks or for federal or out-of-state savings banks or savings associations, provided that before exercising any such power, right, benefit or privilege, prior approval by the Commissioner by regulation or by specific authorization is required. The exercise of these lending, investment and activity powers are limited by federal law and the related regulations. See “—Federal Banking Regulation—Activity Restrictions on State-Chartered Banks” below.

Loans-to-One-Borrower Limitations. With certain specified exceptions, a New Jersey-chartered savings bank may not make loans or extend credit to a single borrower or to entities related to the borrower in an aggregate amount that would exceed 15% of the bank’s capital funds. A savings bank may lend an additional 10% of the bank’s capital funds if secured by collateral meeting the requirements of the New Jersey Banking Act and §5200 of the Revised Statutes (the National Bank Act). Investors Bank currently complies with applicable loans-to-one-borrower limitations.

Dividends. Under the New Jersey Banking Act, a stock savings bank may declare and pay a dividend on its capital stock only to the extent that the payment of the dividend would not impair the capital stock of the savings bank. In addition, a stock savings bank may not pay a dividend unless the savings bank would, after the payment of the dividend, have a surplus of not less than 50% of its capital stock, or alternatively, the payment of the dividend would not reduce the surplus. Federal law may also limit the amount of dividends that may be paid by Investors Bank. See “—Federal Banking Regulation—Prompt Corrective Action” below.

Minimum Capital Requirements. Regulations of the Commissioner impose on New Jersey-chartered depository institutions, including Investors Bank, minimum capital requirements similar to those imposed by the FDIC on insured state banks. See “—Federal Banking Regulation—Capital Requirements” below.

Examination and Enforcement. The NJDBI may examine Investors Bank whenever it deems an examination advisable. The Department examines Investors Bank at least every two years. The Commissioner may order any savings bank to discontinue any violation of law or unsafe or unsound business practice, and may direct any director, officer, attorney or employee of a savings bank engaged in an objectionable activity, after the Commissioner has ordered the activity to be terminated, to show cause at a hearing before the Commissioner why such person should not be removed. The commission may also seek the appointment of receiver or conservator for a New Jersey saving bank under certain conditions.

Federal Banking Regulation

Capital Requirements. FDIC regulations require banks to maintain minimum levels of capital. The FDIC regulations define two tiers, or classes, of capital.

Tier 1 capital is generally comprised of the sum of common stockholders’ equity (including related surplus and undivided profits), non-cumulative perpetual preferred stock (including related surplus) and minority interests in consolidated subsidiaries minus all intangible assets, other than qualifying servicing rights and certain other deductions.

The components of Tier 2 capital generally include: cumulative perpetual preferred stock; certain perpetual preferred stock for which the dividend rate may be reset periodically; hybrid capital instruments, including mandatory convertible securities; term subordinated debt; intermediate term preferred stock; the allowance for loan losses up to 1.25% of risk-weighted assets; and up to 45% of pretax net unrealized holding gains on available for sale equity securities with readily determinable fair market values.

Overall, the amount of Tier 2 capital that may be included in total capital cannot exceed 100% of Tier 1 capital. FDIC regulations establish a minimum leverage capital requirement for banks in the strongest financial and managerial condition, with a rating of 1 under the Uniform Financial Institutions Rating System (the highest examination rating of the FDIC for banks), of not less than a ratio of 3.0% of Tier 1 capital to total assets. For all other banks, the minimum leverage capital requirement is 4.0%, unless a higher leverage capital ratio is warranted by the particular circumstances or risk profile of the depository institution.

FDIC regulations also require that banks meet a risk-based capital standard. Total capital is defined as the sum of Tier 1 capital and Tier 2 capital (subject to a limit on Tier 2 capital of 100% of Tier 1 capital). The regulations require a minimum ratio of total capital to risk-weighted assets of at least 8% and a ratio of Tier 1 capital to risk-weighted assets of at least 4%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet items, are multiplied by a risk-weight of 0% to 200%, based on the risks the FDIC believes are inherent in the type of asset or item.

The federal banking agencies, including the FDIC, have also adopted regulations to require an assessment of an institution’s exposure to declines in the economic value of a bank’s capital due to changes in interest rates when assessing the bank’s capital adequacy. Under such a risk assessment, examiners evaluate a bank’s capital for interest rate risk on a case-by-case basis, with consideration of both quantitative and qualitative factors. Institutions with significant interest rate risk may be required to hold additional capital. According to the agencies, applicable considerations include the quality of the bank’s interest rate risk management process, the overall financial condition of the bank and the level of other risks at the bank for which capital is needed.

As of September 30, 2013, Investors Bank was considered “well capitalized” under FDIC guidelines. See “Historical and Pro Forma Regulatory Capital Compliance.”

In July 2013, the FDIC and the other federal bank regulatory agencies issued a final rule that will revise their leverage and risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies. Among other things, the rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-based assets requirement (from 4% to 6% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also requires unrealized gains and losses on certain “available-for-sale” securities holdings to be included for purposes of calculating regulatory capital unless a one-time opt-out is exercised. Additional constraints will also be imposed on the inclusion in regulatory capital of mortgage-servicing assets, defined tax assets and minority interests will. The rule limits a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements. The final rule becomes effective for Investors Bank on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016 and ending January 1, 2019, when the full capital conservation buffer requirement will be effective.

Activity Restrictions on State-Chartered Banks. Federal law and FDIC regulations generally limit the activities and investments of state-chartered FDIC insured banks and their subsidiaries to those permissible for national banks and their subsidiaries, regardless of their authority under state law, unless such activities and investments are specifically exempted by law or consented to by the FDIC.

Before making a new investment or engaging in a new activity that is not permissible for a national bank or otherwise permissible under federal law or FDIC regulations, an insured bank must seek approval from the FDIC to make such investment or engage in such activity. The FDIC will not approve the activity unless the bank meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the FDIC insurance funds. Certain activities of subsidiaries that are engaged in activities permitted for national banks only through a “financial subsidiary” are subject to additional restrictions.

Federal law permits a state-chartered savings bank to engage, through financial subsidiaries, in any activity in which a national bank may engage through a financial subsidiary and on substantially the same terms and conditions. In general, the law permits a national bank that is well-capitalized and well-managed to conduct, through a financial subsidiary, any activity permitted for a financial holding company other than insurance underwriting, insurance investments or development or merchant banking. The total assets of all such financial subsidiaries may not exceed the lesser of 45% of the bank’s total assets or $50 billion. The bank must have policies and procedures to assess the financial subsidiary’s risk and protect the bank from such risk and potential liability, must not consolidate the financial subsidiary’s assets with the bank’s and must exclude from its own assets and equity all equity investments, including retained earnings, in the financial subsidiary. State-chartered savings banks may retain subsidiaries in existence as of March 11, 2000 and may engage in activities that are not authorized under federal law. Although Investors Bank meets all conditions necessary to establish and engage in permitted activities through financial subsidiaries, it has not chosen to engage in such activities.

Federal Home Loan Bank System. Investors Bank is a member of the Federal Home Loan Bank system, which consists of twelve regional Federal Home Loan Banks, each subject to supervision and regulation by the Federal Housing Finance Agency. The Federal Home Loan Banks provide a central credit facility primarily for member thrift institutions as well as other entities involved in home mortgage lending. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Banks. The Federal Home Loan Banks make loans to members (i.e., advances) in accordance with policies and procedures, including collateral requirements, established by the respective boards of directors of the Federal Home Loan Banks. These policies and procedures are subject to the regulation and oversight of the Federal Housing Finance Agency. All long-term advances are required to provide funds for residential home financing. The Federal Housing Finance Agency has also established standards of community or investment service that members must meet to maintain access to such long-term advances.

Investors Bank, as a member of the FHLB, is currently required to acquire and hold shares of Federal Home Loan Bank Class B stock. The Class B stock has a par value of $100 per share and is redeemable upon five years notice, subject to certain conditions. The Class B stock pays a dividend, subject to the discretion of the board of directors of the FHLB. The Class B stock has two subclasses, one for membership stock purchase requirements and the other for activity-based stock purchase requirements. The minimum stock investment requirement in the Federal Home Loan Bank Class B stock is the sum of the membership stock purchase requirement, determined on an annual basis at the end of each calendar year, and the activity-based stock purchase requirement, determined on a daily basis. For Investors Bank, the membership stock purchase requirement is 0.2% of the Mortgage-Related Assets, as defined by the Federal Home Loan Bank, which consists principally of residential mortgage loans and mortgage-backed securities, including CMOs, held by Investors Bank. The activity-based stock purchase requirement for Investors Bank is equal to the sum of: (1) 4.5% of outstanding borrowing from the Federal Home Loan Bank; (2) 4.5% of the outstanding principal balance of Acquired Member Assets, as defined by the Federal Home Loan Bank, and delivery commitments for Acquired Member Assets; (3) a specified dollar amount related to certain off-balance sheet items, for which Investors Bank is zero; and (4) a specified percentage ranging from 0 to 5% of the carrying value on the Federal Home Loan Bank balance sheet of derivative contracts between the Federal Home Loan Bank and its members, which for Investors Bank is also zero. The Federal Home Loan Bank can adjust the specified percentages and dollar amount from time to time within the ranges established by the Federal Home Loan Bank capital plan. At September 30, 2013, the amount of Federal Home Loan Bank stock held by us satisfies these requirements.

Safety and Soundness Standards. Each federal banking agency, including the FDIC, has adopted guidelines establishing general standards relating to matters such as internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholder.

In addition, FDIC regulations require a savings bank that is given notice by the FDIC that it is not satisfying any of such safety and soundness standards to submit a compliance plan to the FDIC. If, after being so notified, a savings bank fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the FDIC may issue an order directing corrective and other supervisory actions. If a savings bank fails to comply with such an order, the FDIC may seek to enforce such an order in judicial proceedings and to impose civil monetary penalties.

Enforcement. The FDIC has extensive enforcement authority over insured savings banks, including Investors Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and to unsafe or unsound practices. The FDIC also has authority to appoint itself as receiver or conservator of an insured savings bank under certain circumstances.

Prompt Corrective Action. The FDIC, as well as the other federal banking regulators, have adopted regulations governing the supervisory actions that may be taken against undercapitalized institutions. The regulations establish five categories, consisting of “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” The FDIC’s regulations define the five capital categories as follows:

An institution will be treated as “well capitalized” if:

•	its ratio of total capital to risk-weighted assets is at least 10%;

•	its ratio of Tier 1 capital to risk-weighted assets is at least 6%; and

•	its ratio of Tier 1 capital to total assets is at least 5%, and it is not subject to any order or directive by the FDIC to meet a specific capital level.

An institution will be treated as “adequately capitalized” if:

•	its ratio of total capital to risk-weighted assets is at least 8%; or

•	its ratio of Tier 1 capital to risk-weighted assets is at least 4%; and

•	its ratio of Tier 1 capital to total assets is at least 4% (3% if the bank receives the highest rating under the Uniform Financial Institutions Rating System) and it is not a well-capitalized institution.

An institution will be treated as “undercapitalized” if:

•	its total risk-based capital is less than 8%; or

•	its Tier 1 risk-based-capital is less than 4%; and

•	its leverage ratio is less than 4%.

An institution will be treated as “significantly undercapitalized” if:

•	its total risk-based capital is less than 6%;

•	its Tier 1 capital is less than 3%; or

•	its leverage ratio is less than 3%.

An institution that has a tangible capital to total assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.” Generally a receiver or conservator must be appointed for a savings association that is “critically undercapitalized” within specific time frames. The regulations also provide that a capital restoration plan must be filed with the FDIC within 45 days of the date a savings institution receives notice that it is

“undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Various restrictions, such as on capital distributions and growth, also apply to “undercapitalized” institutions. The FDIC may also take any one of a number of discretionary supervisory actions against undercapitalized institutions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Investors Bank is in compliance with the Prompt Corrective Action rules.

The recently adopted final rule that strengthens regulatory capital standards will adjust the prompt corrective action categories accordingly.

Liquidity. Investors Bank maintains sufficient liquidity to ensure its safe and sound operation, in accordance with FDIC regulations.

Deposit Insurance. Investors Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. Deposit accounts in Investors Bank are insured by the FDIC, up to a maximum of $250,000 for each separately insured depositor.

The FDIC imposes an assessment for deposit insurance against all insured depository institutions. Each institution’s assessment is based on the perceived risk to the insurance fund of the institution, with institutions deemed riskiest paying higher assessments. The Dodd-Frank Act required the FDIC to revise its procedures to base assessments on average total assets less tangible capital, rather than deposits. The FDIC issued a final rule which implemented that directive effective April 1, 2011 and adjusted its assessment schedule so that it now ranges from 2.5 basis points to 45 basis points of average total assets less tangible capital. At the same time, the FDIC adopted a more comprehensive approach to evaluating, for assessment purposes, the risk presented by larger institutions such as Investors Bank. Small banks are assessed based on a risk classification determined by examination ratings, financial ratios and certain specified adjustments. However, beginning in 2011, large institutions (i.e., $10 billion more in assets) became subject to assessment based upon a more detailed scorecard approach involving (i) a performance score determined using forward-looking risk measures, including certain stress testing, and (ii) a loss severity score, which is designed to measure, based on modeling, potential loss to the FDIC insurance fund if the institution failed. The total score is converted to an assessment rate, subject to certain adjustments, with institutions deemed riskier paying higher assessments. In October 2012, the FDIC issued a final rule, effective March 1, 2013, which clarified and refined its large bank assessment formula.
Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.

In addition to the FDIC assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the FDIC, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended September 30, 2013, the annualized FICO assessment was equal to 0.64 basis points for each $100 in domestic deposits maintained at an institution.

Transactions with Affiliates of Investors Bank. Transactions between an insured bank, such as Investors Bank, and any of its affiliates are governed by Sections 23A and 23B of the Federal Reserve Act and implementing regulations. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Generally, a subsidiary of a bank that is not also a depository institution or financial subsidiary is not treated as an affiliate of the bank for purposes of Sections 23A and 23B.

Section 23A:

•	limits the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such bank’s capital stock and retained earnings, and limits all such transactions with all affiliates to an amount equal to 20% of such capital stock and retained earnings; and

•	requires that all such transactions be on terms that are consistent with safe and sound banking practices.

The term “covered transaction” includes the making of loans, purchase of assets, issuance of guarantees and other similar types of transactions. Most loans by a bank to any of its affiliates must be secured by collateral in amounts ranging from 100% to 130% of the loan amounts, depending on the type of collateral. In addition, any covered transaction by a bank with an affiliate and any purchase of assets or services by a bank from an affiliate must be on terms that are substantially the same, or at least as favorable to the bank, as those that would be provided to a non-affiliate.

Prohibitions Against Tying Arrangements. Banks are subject to the prohibitions of 12 U.S.C. Section 1972 on certain tying arrangements. A depository institution is prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Privacy Standards. FDIC regulations require Investors Bank to disclose their privacy policy, including identifying with whom they share “non-public personal information,” to customers at the time of establishing the customer relationship and annually thereafter.

Investors Bank is also required to provide its customers with the ability to “opt-out” of having Investors Bank share their non-public personal information with unaffiliated third parties before they can disclose such information, subject to certain exceptions.

In addition, in accordance with the Fair Credit Reporting Act, Investors must provide its customers with the ability to “opt-out” of having Investors share their non-public personal information for marketing purposes with an affiliate or subsidiary before they can disclose such information.

The FDIC and other federal banking agencies adopted guidelines establishing standards for safeguarding customer information. The guidelines describe the agencies’ expectations for the creation, implementation and maintenance of an information security program, which would include administrative, technical and physical safeguards appropriate to the size and complexity of the institution and the nature and scope of its activities. The standards set forth in the guidelines are intended to insure the security and confidentiality of customer records and information, protect against any anticipated threats or hazards to the security or integrity of such records and protect against unauthorized access to or use of such records or information that could result in substantial harm or inconvenience to any customer.

Community Reinvestment Act and Fair Lending Laws. All FDIC insured institutions have a responsibility under the Community Reinvestment Act (“CRA”) and related regulations to help meet the credit needs of their communities, including low- and moderate-income individuals and neighborhoods. In connection with its examination of a state chartered savings bank, the FDIC is required to assess the institution’s record of compliance with the CRA. Among other things, the current CRA regulations rates an institution based on its actual performance in meeting community needs.

In particular, the current evaluation system focuses on three tests:

•	a lending test, to evaluate the institution’s record of making loans in its service areas;

•	an investment test, to evaluate the institution’s record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and/or census tracts and businesses; and

•	a service test, to evaluate the institution’s delivery of services through its branches, ATMs and other offices.

A poor CRA rating could result in an inability to receive regulatory approval of certain applications, such as applications to establish branch offices or acquire other financial institutions. Investors Bank received a “satisfactory” CRA rating in our most recent publicly-available federal evaluation, which was conducted by the FDIC in August 2011.

In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the FDIC, as well as other federal regulatory agencies and the Department of Justice.

Loans to a Bank’s Insiders

Federal Regulation. A bank’s loans to its insiders—executive officers, directors, principal stockholders (any owner of 10% or more of its stock) and any of certain entities affiliated with any such persons (an insider’s related interest) are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and its implementing regulations. Under these restrictions, the aggregate amount of the loans to any insider and the insider’s related interests may not exceed the loans-to-one-borrower limit applicable to national banks, which is comparable to the loans-to-one-borrower limit applicable to Investors Bank. See “—New Jersey Banking Regulation—Loans-to-One Borrower Limitations.” Total loans by a bank to all insiders and insiders’ related interests in the aggregate may not exceed the bank’s unimpaired capital and unimpaired surplus. Federal regulation also requires that any proposed loan to an insider or a related interest of that insider be approved in advance by a majority of the board of directors of the bank, with any interested directors not participating in the voting, if such loan, when aggregated with any existing loans to that insider and the insider’s related interests, would exceed the lower of (1) $500,000 or (2) the greater of $25,000 or 5% of the bank’s unimpaired capital and surplus.

Generally, loans to insiders must be made on substantially the same terms as, and follow credit underwriting procedures that are not less stringent than, those that are prevailing at the time for comparable transactions with other persons. An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.

In addition, federal law prohibits extensions of credit to a bank’s insiders and their related interests by any other institution that has a correspondent banking relationship with the bank, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

Extensions of credit to a savings bank’s executive officers are subject to specific limits based on the type of loans involved. Generally, loans are limited to $100,000, except for a mortgage loan secured by the officer’s residence and education loans for the officer’s children.

New Jersey Regulation. Provisions of the New Jersey Banking Act impose conditions and limitations on the liabilities to a savings bank of its directors and executive officers and of corporations and partnerships controlled by such persons that are comparable in many respects to the conditions and limitations imposed on the loans and extensions of credit to insiders and their related interests under federal law, as discussed above. The New Jersey Banking Act also provides that a savings bank that is in compliance with federal law is deemed to be in compliance with such provisions of the New Jersey Banking Act.

Federal Reserve System

The Federal Reserve Board regulations require all depository institutions to maintain reserves at specified levels against their transaction accounts (primarily NOW and regular checking accounts). At September 30, 2013, Investors Bank was in compliance with the Federal Reserve Board’s reserve requirements. Savings banks, such as Investors Bank, are authorized to borrow from the Federal Reserve Bank “discount window.” Investors Bank is deemed by the Federal Reserve Board to be generally sound and thus is eligible to obtain primary credit from its Federal Reserve Bank. Generally, primary credit is extended on a very short-term basis to meet the liquidity needs of an institution. Loans must be secured by acceptable collateral and carry a rate of interest of 100 basis points above the Federal Open Market Committee’s federal funds target rate.

Anti-Money Laundering and Customer Identification

Investors Bank is subject to FDIC regulations implementing the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act. The USA PATRIOT Act gives the federal government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, Title III of the USA PATRIOT Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Title III of the USA PATRIOT Act and the related FDIC regulations impose the following requirements with respect to financial institutions:

•	Establishment of anti-money laundering programs.

•	Establishment of a program specifying procedures for obtaining identifying information from customers seeking to open new accounts, including verifying the identity of customers within a reasonable period of time.

•	Establishment of enhanced due diligence policies, procedures and controls designed to detect and report money-laundering.

•	Prohibitions on correspondent accounts for foreign shell banks and compliance with record keeping obligations with respect to correspondent accounts of foreign banks.

•	Bank regulators are directed to consider a holding company’s effectiveness in combating money laundering when ruling on Federal Reserve Act and Bank Merger Act applications.

The bank regulatory agencies have increased the regulatory scrutiny of the Bank Secrecy Act and anti-money laundering programs maintained by financial institutions. Significant penalties and fines, as well as other supervisory orders may be imposed on a financial institution for non-compliance with these requirements. In addition, the federal bank regulatory agencies must consider the effectiveness of financial institutions engaging in a merger transaction in combating money laundering activities. Investors Bank has adopted policies and procedures to comply with these requirements.

Holding Company Regulation

Federal Regulation. Bank holding companies, like New Investors Bancorp, are subject to examination, regulation and periodic reporting under the Bank Holding Company Act, as administered by the Federal Reserve Board. The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies on a consolidated basis. As of September 30, 2013, Old Investors Bancorp’s total capital and Tier 1 capital ratios exceeded these minimum capital requirements. The Dodd-Frank Act requires the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. That will eliminate the inclusion of certain instruments from tier 1 capital, such as trust preferred securities, that are currently includable for bank holding companies. The Dodd-Frank Act grandfathers instruments issued prior to May 19, 2010 by bank holding companies with less than $15 billion in assets. The previously discussed final capital rule adopted in July 2013 will implement the Dodd-Frank Act’s directive as to holding company capital standards as of July 1, 2015.

Regulations of the Federal Reserve Board provide that a bank holding company must serve as a source of strength to any of its subsidiary banks and must not conduct its activities in an unsafe or unsound manner. The Dodd-Frank Act codified the source of strength policy and requires the issuance of implementing regulations. Under the prompt corrective action provisions of the Federal Deposit Insurance Act, a bank holding company parent of an undercapitalized subsidiary bank must guarantee, within limitations, the capital restoration plan that is required of an undercapitalized bank. See “—Federal Banking Regulation—Prompt Corrective Action.” If an undercapitalized bank fails to file an acceptable capital restoration plan or fails to implement an accepted plan, the Federal Reserve Board may prohibit the bank holding company parent of the undercapitalized bank from paying any dividend or making any other form of capital distribution without the prior approval of the Federal Reserve Board. In addition, Federal Reserve Board policy is that a bank holding company should pay cash dividends only to the extent that the company’s net income for the past year is consistent with the company’s capital needs, asset quality and overall financial condition.

A bank holding company is required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, will be equal to 10% or more of the company’s consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. Such notice and approval is not required for a bank holding company that would be treated as “well capitalized” under applicable regulations of the Federal Reserve Board, that has received a composite “1” or “2” rating, as well as a “satisfactory” rating for management, at its most recent bank holding company examination by the Federal Reserve Board, and that is not the subject of any unresolved supervisory issues.

As a bank holding company, Old Investors Bancorp will be required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval is also required for New Investors Bancorp to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company.

In addition, a bank holding company that does not elect to be a financial holding company under federal regulations, is generally prohibited from engaging in, or acquiring direct or indirect control of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks. Some of the principal activities that the Federal Reserve Board has determined by regulation to be closely related to banking are:

•	making or servicing loans;

•	performing certain data processing services;

•	providing discount brokerage services; or acting as fiduciary, investment or financial advisor;

•	leasing personal or real property;

•	making investments in corporations or projects designed primarily to promote community welfare; and

•	acquiring a savings and loan association.

A bank holding company that elects to be a financial holding company may engage in activities that are financial in nature or incident to activities which are financial in nature. New Investors Bancorp has not elected to be a financial holding company, although it may seek to do so in the future. A bank holding company may elect to become a financial holding company if:

•	each of its depository institution subsidiaries is “well capitalized”;

•	each of its depository institution subsidiaries is “well managed” within the meaning of Federal Reserve Board regulations;

•	each of its depository institution subsidiaries has at least a “satisfactory” CRA rating at its most recent examination; and

•	the bank holding company has filed a certification with the Federal Reserve Board stating that it elects to become a financial holding company.

Under federal law, depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution, or for any assistance provided by the FDIC to such an institution in danger of default. This law would potentially be applicable to New Investors Bancorp if it ever acquired as a separate subsidiary a depository institution in addition to Investors Bank.

In connection with the 2005 stock offering, the Federal Reserve Board required Old Investors Bancorp to agree to comply with certain regulations that would apply if Old Investors Bancorp, Investors Bancorp, MHC and Investors Bank were Office of Thrift Supervision-chartered entities, including regulations governing post-stock offering stock benefit plans and stock repurchases.

New Jersey Regulation. Under the New Jersey Banking Act, a company owning or controlling a savings bank is regulated as a bank holding company. The New Jersey Banking Act defines the terms “company” and “bank holding company” as such terms are defined under the BHCA. Each bank holding company controlling a New Jersey-chartered bank or savings bank must file certain reports with the Commissioner and is subject to examination by the Commissioner.

Acquisition of New Investors Bancorp. Under federal law and under the New Jersey Banking Act, no person may acquire control of New Investors Bancorp or Investors Bank without first obtaining approval of such acquisition of control by the Federal Reserve Board and the Commissioner. See “Restrictions on Acquisition of New Investors Bancorp.”

Federal Securities Laws. New Investors Bancorp’s common stock will be registered with the SEC under the Securities Exchange Act of 1934, as amended. New Investors Bancorp will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

New Investors Bancorp common stock held by persons who are affiliates (generally officers, directors and principal stockholders) of New Investors Bancorp may not be resold without registration or unless sold in accordance with certain resale restrictions. If New Investors Bancorp meets specified current public information requirements, each affiliate of New Investors Bancorp is able to sell in the public market, without registration, a limited number of shares in any three-month period.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 was enacted to address, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. We have existing policies, procedures and systems designed to comply with these regulations, and we are further enhancing and documenting such policies, procedures and systems to ensure continued compliance with these regulations.

TAXATION

Federal Taxation

General. Investors Bancorp, MHC, Old Investors Bancorp and Investors Bank are, and New Investors Bancorp will be, subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. Old Investors Bancorp and its subsidiaries file a consolidated federal income tax return. Old Investors Bancorp’s federal tax returns are not currently under audit, nor have they been audited within the past five years. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Old Investors Bancorp, New Investors Bancorp, Investors Bank or their subsidiaries.

Method of Accounting. For federal income tax purposes, Old Investors Bancorp currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal and state income tax returns.

Bad Debt Reserves. Historically, Investors Bank was subject to special provisions in the tax law regarding allowable bad debt tax deductions and related reserves. Tax law changes were enacted in 1996 pursuant to the Small Business Protection Act of 1996 (the “1996 Act”), which eliminated the use of the percentage of taxable income method for tax years after 1995 and required recapture into taxable income over a six-year period of all bad debt reserves accumulated after 1987. Investors Bank has fully recaptured its post-1987 reserve balance. Currently, Investors Bank uses the specific charge off method to account for bad debt deductions for income tax purposes.

Taxable Distributions and Recapture. Prior to the 1996 Act, bad debt reserves created prior to January 1, 1988 (pre-base year reserves) were subject to recapture into taxable income if Investors Bank failed to meet certain thrift asset and definitional tests. As a result of the 1996 Act, bad debt reserves accumulated after 1987 are required to be recaptured into income over a six-year period. However, all pre-base year reserves are subject to recapture if Investors Bank makes certain non-dividend distributions, repurchases any of its stock, pays dividends in excess of tax earnings and profits, or ceases to maintain a bank charter. At September 30, 2013, our total federal pre-base year reserve was approximately $42.3 million.

Alternative Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax (“AMT”) at a rate of 20% on a base of regular taxable income plus certain tax preferences (“alternative minimum taxable income” or “AMTI”). The AMT is payable to the extent such AMTI is in excess of an exemption amount and the AMT exceeds the regular income tax. Net operating losses can offset no more than 90% of AMTI. Certain payments of AMT may be used as credits against regular tax liabilities in future years. Old Investors Bancorp and its subsidiaries have not been subject to the AMT and have no such amounts available as credits for carryover.

Net Operating Loss CarryOvers. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. As of September 30, 2013, Old Investors Bancorp had a $4.6 million carryback claim.

Corporate Dividends-Received Deduction. Old Investors Bancorp may exclude from its federal taxable income 100% of dividends received from Investors Bank as a wholly owned subsidiary. The corporate dividends-received deduction is 80% when the dividend is received from a corporation having at least 20% of its stock owned by the recipient corporation. A 70% dividends-received deduction is available for dividends received from a corporation having less than 20% of its stock owned by the recipient corporation.

State Taxation

New Jersey State Taxation. Old Investors Bancorp and its subsidiaries file separate New Jersey corporate business tax returns on an unconsolidated basis. Generally, the income of savings institutions in New Jersey, which is calculated based on federal taxable income, subject to certain adjustments, is subject to New Jersey tax. Old Investors Bancorp and its subsidiaries are not currently under audit with respect to their New Jersey income tax returns nor have they been audited within the past five years.

For tax years beginning after September 30, 2006, New Jersey savings banks, including Investors Bank, are subject to a 9% corporate business tax (“CBT”). For tax years beginning before September 30, 2006, New Jersey savings banks, including Investors Bank, paid the greater of a 9% CBT or an Alternative Minimum Assessment (“AMA”). As of July 1, 2007, there was no longer a New Jersey AMA. The AMA paid in prior years in excess of the CBT is creditable against the CBT in future years limited to an amount such that the tax is not reduced by more than 50% of the tax otherwise due and other statutory minimums. At December 31, 2011, Old Investors Bancorp had fully utilized all of its AMA credits.

Old Investors Bancorp is required to file a New Jersey income tax return and is generally subject to a state income tax at a 9% rate. If Old Investors Bancorp meets certain requirements, it may be eligible to elect to be taxed as a New Jersey Investment Company, which would allow it to be taxed at a rate of 3.6%. Old Investors Bancorp currently meets the eligibility requirements and therefore elects to be taxed as a New Jersey Investment Company.

New Jersey tax law does not and has not allowed for a taxpayer to file a tax return on a combined or consolidated basis with another member of the affiliated group where there is common ownership. However, under recent tax legislation, if the taxpayer cannot demonstrate by clear and convincing evidence that the tax filing discloses the true earnings of the taxpayer on its business carried on in the State of New Jersey, the New Jersey Director of the Division of Taxation may, at the director’s discretion, require the taxpayer to file a consolidated return for the entire operations of the affiliated group or controlled group, including its own operations and income.

New York State Taxation. New York State imposes an annual franchise tax on banking corporations, based on the combined net income allocable to New York State at a rate of 7.1%. If, however, the application of an alternative minimum tax (based on taxable assets allocated to New York, “alternative” net income, or a flat minimum fee) results in a greater tax, an alternative minimum tax will be imposed. In addition, Investors Bank is subject to the metropolitan transportation business tax surcharge (“MTA surcharge”) allocable to business activities carried on in the Metropolitan Commuter Transportation District. The MTA surcharge for banking corporations is 17% of a recomputed New York State franchise tax, calculated using a 9% tax rate on allocated entire net income. An audit of an acquired entity is currently being performed.

New York City Taxation. Investors Bank is also subject to the New York City combined tax for banking corporations calculated on a similar basis as the New York State franchise tax, subject to a New York City income and expense allocation. A significant portion of Investors Bank’s entire net income is derived from outside of the New York City jurisdiction which has the effect of significantly reducing the New York City taxable income of Investors Bank. An audit of an acquired entity is currently being performed.

Delaware State Taxation. As a Delaware holding company not earning income in Delaware, Old Investors Bancorp is exempted from Delaware corporate income tax but is required to file annual returns and pay annual fees and a franchise tax to the State of Delaware.

MANAGEMENT

Directors and Executive Officers of New Investors Bancorp and Investors Bank

New Investors Bancorp has twelve directors. Directors serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting. Directors of Investors Bank will be elected by New Investors Bancorp as its sole stockholder. The following table states our directors’ names, their ages as of December 31, 2012, the years when they began serving as directors of Investors Bank and when their current term expires.

Name (1)	Position(s) Held With Old Investors Bancorp	Age	Director Since		Current Term Expires
Robert M. Cashill	Chairman	70	1998		2015
Kevin Cummings	Director, President and Chief Executive Officer	57	2008		2015
Domenick A. Cama	Director, Senior Executive Vice President and Chief Operating Officer	56	2011		2013
Doreen R. Byrnes	Director	63	2002		2014
William V. Cosgrove	Director	64	2011		2014
Brian D. Dittenhafer	Lead Director	70	1997		2015
James J. Garibaldi	Director	61	2012		2013
James H. Ward III	Director	63	2009		2013
Robert C. Albanese	Director	64	2013	(3)	2016
Dennis M. Bone	Director	62	2013	(3)	2014
Michele N. Siekerka	Director	48	2013	(3)	2015
Brendan J. Dugan	Director	65	2013		2014

(1)	The mailing address for each person listed is 101 JFK Parkway, Short Hills, New Jersey 07078. Each of the persons listed as a director is also a director of Investors Bank, as well as Investors Bancorp, MHC.
(2)	The current Bylaws of Old Investors Bancorp provide that a director shall retire from the Board following the year in which the director attains age seventy-five.
(3)	Appointed director on December 6, 2013.

The Business Background of Our Directors

The following information describes the business experience for each of our directors and executive officers and, with respect to the nominees for director, includes the experience, skills and attributes that caused the Nominating and Corporate Governance Committee and the board to nominate them for director as well as the experience, skills and attributes of the continuing directors that qualify them to serve on the board of directors.

Kevin Cummings was appointed President and Chief Executive Officer of Old Investors Bancorp and Investors Bank effective January 1, 2008 and was also appointed to serve on the board of directors of Investors Bank at that time. He previously served as Executive Vice President and Chief Operating Officer of Investors Bank since July 2003. Prior to joining Investors Bank, Mr. Cummings had a 26-year career with the independent accounting firm of KPMG LLP, where he had been partner for 14 years. Immediately prior to joining Investors Bank, he was an audit partner in KPMG’s Financial Services practice in their New York City office and lead partner on a major commercial banking client. Mr. Cummings also worked in the New Jersey community bank practice for over 20 years. Mr. Cummings has a Bachelor’s degree in Economics from Middlebury College and a Master’s degree in Business Administration from Rutgers University. He is the First Vice Chairman of the board of directors of the New Jersey Bankers Association, Chairman of the Summit Speech School, a member of the Audit Committee and Finance Committee for St. Peter’s Prep, a member of the Board of Trustees for the Independent College Fund and a member of the Board of Trustees for The Scholarship Fund for Inner-City Children.

Mr. Cummings is a certified public accountant and his background in public accounting enhances the board of directors’ oversight of financial reporting and disclosure issues. The Nominating and Corporate Governance Committee considers Mr. Cummings’ leadership skills and knowledge of accounting, auditing and corporate governance in the financial services industry to be assets to the board of directors.

Robert M. Cashill was first elected to the board of directors of Old Investors Bancorp and Investors Bank in February 1998 and has served as Chairman since January 2010. Mr. Cashill served as President and Chief Executive Officer of Investors Bank from December 2002 until his retirement on December 31, 2007. During this time Mr. Cashill was an integral part of the conversion of the former savings bank into its present publically held mutual holding company structure raising $500 million in the process. Before assuming such position, Mr. Cashill served as Executive Vice President for the bank since January 2000. Prior to joining Investors Bank, Mr. Cashill was employed as Vice President Institutional Sales by Salomon Smith Barney from 1977 to 1998, and at Hornblower, Weeks, Hemphill, Noyes from 1966 to 1977. For much of that time he specialized in providing investment analysis and asset/liability management advice to thrift institutions and was, therefore, familiar with thrift recapitalizations and debt issuance. Mr. Cashill has a Bachelor of Science degree in Economics from Saint Peter’s College. He is a member of the National Association of Corporate Directors (“NACD”), where he continues his education.

Mr. Cashill’s leadership skills, extensive background in the financial services industry and his experience working for Investors Bank brings knowledge of industry management and local markets to the board of directors. The Nominating and Corporate Governance Committee considers Mr. Cashill’s financial and leadership skills and his experience and knowledge of the financial services industry in general and of Old Investors Bancorp in particular to be significant assets for the Board.

Domenick A. Cama was appointed to the board of directors of Old Investors Bancorp and Investors Bank in January 2011. He became Chief Operating Officer of Investors Bank effective January 1, 2008 and was appointed Senior Executive Vice President in January of 2010. Prior to this appointment Mr. Cama served as Chief Financial Officer since April 2003. Prior to joining Investors Bank, Mr. Cama was employed for 13 years by the FHLB where he served as Vice President and Director of Sales. Mr. Cama is also a member of the board of directors for the Raritan Bay Medical Center Foundation and the Madison YMCA. Mr. Cama holds a Bachelor’s degree in Economics and a Master’s degree in Finance from Pace University.

Mr. Cama has extensive knowledge of the banking industry and local markets served by Investors Bank. The Nominating and Corporate Governance Committee considers Mr. Cama’s experience, leadership, financial expertise and strong economics background to be unique assets for the Board.

Doreen R. Byrnes was elected to the board of directors of Old Investors Bancorp and Investors Bank in January 2002. Ms. Byrnes retired in 2007 after an employment career in the area of human resources, including having served as Vice President in charge of human resources. Ms. Byrnes has a Bachelor’s degree from the University of Florida and a Master’s degree from Fairleigh Dickinson University. She is a member of NACD and was awarded the Certificate of Director Education in 2010.

Ms. Byrnes has extensive experience with executive recruitment, retention and compensation as well as a strong understanding of the employees and markets served by Investors Bank. This experience provides a unique perspective to the board of directors. The Nominating and Corporate Governance Committee considers Ms. Byrnes’ skills and experience to be assets to the Board.

William V. Cosgrove was first appointed to the board of directors of Old Investors Bancorp and Investors Bank in October 2011. Mr. Cosgrove had been employed as an officer of Investors Bank since Old Investors Bancorp’s acquisition of Summit Federal Bankshares, Inc. and Summit Federal Savings Bank in June 2008 through his retirement from Investors Bank on October 1, 2011. Mr. Cosgrove was President and Chief Executive Officer of Summit Federal Savings Bank from 2003 until the acquisition of Summit Federal Savings Bank by Investors Bank. He also served on Summit Federal Savings Bank’s board of directors since 1987. Mr. Cosgrove has over 40 years of experience in banking and has served as president of the N.J. Council of Federal Savings Institutions, and the Union County Savings League. In addition he served on the Board of Governors of the New Jersey Savings League.

Mr. Cosgrove’s extensive experience in the banking industry and local markets bring valuable expertise to the board of directors. The Nominating and Corporate Governance Committee considers Mr. Cosgrove’s financial and leadership skills and his experience and knowledge of the financial services industry in general to be assets to the Board.

Brian D. Dittenhafer was first elected to the board of directors of Old Investors Bancorp and Investors Bank in 1997. He served as President and Chief Executive Officer of the FHLB from 1985 until his retirement in 1992. Mr. Dittenhafer joined the FHLB in 1976 where he also served as Vice President and Chief Economist, Chief Financial Officer and Executive Vice President. Previously, he was employed as a Business Economist at the Federal Reserve Bank of Atlanta from 1971 to 1976. From 1992 to 1995, Mr. Dittenhafer served as President and Chief Financial Officer of Collective Federal Savings Bank and as Chairman of the Resolution Funding Corporation from 1989 to 1992. From 1995 to 2007 Mr. Dittenhafer was Chairman of MBD Management Company. Mr. Dittenhafer has a Bachelor of Arts from Ursinus College and a Master of Arts in Economics from Temple University where he subsequently taught economics. He was named to Omicron Delta Epsilon, the national honor society in Economics. Mr. Dittenhafer is a member of the National Association for Business Economics and NACD. In 2007 he was awarded the Certificate of Director Education by NACD, where he continues his education and has achieved Director Professional designation. In 2012, Mr. Dittenhafer achieved the status of NACD Governance Fellow.

Mr. Dittenhafer brings extensive knowledge of the banking industry and a strong background in economics to the board of directors. The Nominating and Corporate Governance Committee considers Mr. Dittenhafer’s experience, leadership, financial expertise and strong economics background to be unique assets for the Board.

James J. Garibaldi was appointed to the board of directors of Old Investors Bancorp and Investors Bank in 2012. He is currently the Chief Executive Officer of The Garibaldi Group, a corporate real estate services firm headquartered in Chatham, New Jersey. Mr. Garibaldi joined The Garibaldi Group in 1974. In 1986, Mr. Garibaldi assumed the role of managing partner of the firm and, in 1997, he became its Chief Executive Officer. Mr. Garibaldi currently serves on CORFAC International’s International Committee. He is also a member of the Board of Trustees for the Cancer Hope Network, a member of the Board of Trustees of Big Brothers and Big Sisters of Morris, Bergen, Passaic and Sussex, Inc., on the Finance Council for the Diocese of Paterson, and a member of the Advisory Board for the Community Soup Kitchen in Morristown. Mr. Garibaldi has a Bachelor of Science degree from the University of Scranton.

Mr. Garibaldi’s extensive real estate experience and knowledge of the local real estate market bring valuable expertise to the board of directors. The Nominating and Corporate Governance Committee considers Mr. Garibaldi’s leadership skills and real estate knowledge to be assets to the Board.

James H. Ward III was appointed to the board of directors of Old Investors Bancorp and Investors Bank in June 2009 upon consummation of Old Investors Bancorp’s acquisition of American Bancorp of New Jersey, Inc. Mr. Ward was a director of American Bancorp of New Jersey since 1991 and served as Vice Chairman since 2003. From 1998 to 2000, he was the majority stockholder and Chief Operating Officer of Rylyn Group, which operated a restaurant in Indianapolis, Indiana. Prior to that, he was the majority stockholder and Chief Operating Officer of Ward and Company, an insurance agency in Springfield, New Jersey, where he was employed from 1968 to 1998. He is now a retired investor. In 2009 he was awarded the Certificate of Director Education by NACD, where he is a member and continues his education.

Mr. Ward brings a wide range of management experience and business knowledge that provides a valuable resource to the board of directors. These skills and experience combined with the unique perspective Mr. Ward brings from his background as an entrepreneur provide skills and experience which the Nominating and Corporate Governance Committee considers to be valuable assets for the Board.

Robert C. Albanese was appointed to the board of directors of Old Investors Bancorp and Investors Bank on December 6, 2013 upon the consummation of Old Investors Bancorp’s merger with Roma Financial Corporation. Mr. Albanese was a director of Roma Financial since June 2009, and is the President and Chief Executive Officer of

Pentegra Retirement Services, located in White Plains, New York. Prior to becoming CEO, he served on Pentegra’s board of directors for over ten years. Mr. Albanese served as Regional Director of the Northeast Region of the Office of Thrift Supervision from 1996 through 2007 and, prior to that, served in various other capacities with the Office of Thrift Supervision and its predecessor, The Federal Home Loan Bank Board. He has also been involved in many civic activities, most prominently as past President and Treasurer of the Waldwick, NJ Jaycees. Mr. Albanese brings many years of bank regulatory experience and knowledge of the financial services industry to the Board.

Dennis M. Bone was appointed to the board of directors of Old Investors Bancorp and Investors Bank on December 6, 2013 upon the consummation of Old Investors Bancorp’s merger with Roma Financial Corporation. Mr. Bone was a director of Roma Financial since 2011, and is the Director of the Feliciano Center for Entrepreneurship at Montclair State University. Previously, Mr. Bone served as President of Verizon New Jersey. Mr. Bone has over 33 years experience with Verizon and was responsible for all of Verizon’s corporate interests in New Jersey. Active in his community, Mr. Bone is on the Board of Trustees of the New Jersey Institute of Technology, the New Jersey Center for Teaching and Learning, and the New Jersey State Chamber of Commerce. In addition, Mr. Bone is Chairman of the New Jersey State Employment and training Commission, and was the founding Chairman of Choose New Jersey. Mr. Bone previously served on the Board of Trustees of the Liberty Science Center (12 years), the board of directors of the New Jersey Performing Arts Center (12 years), the Aviation Research Technology Park (2 years), and the New Jersey Utilities Association (12 years). Mr. Bone’s experience brings a broader corporation perspective to the Board, coupled with his extensive community involvement.

Michele N. Siekerka was appointed to the board of directors of Old Investors Bancorp and Investors Bank on December 6, 2013 upon the consummation of Old Investors Bancorp’s merger with Roma Financial Corporation. Ms. Siekerka was a director of Roma Financial since 2005, and is a licensed attorney and Acting Deputy Commissioner, New Jersey Department of Environmental Protection. From 2004 to 2010, she served as the President and Chief Executive Officer of the Mercer Regional Chamber of Commerce. From 2000 to 2004, Ms. Siekerka was employed by AAA Mid-Atlantic, first as vice president of human resources and then as senior counsel. Active in numerous civic organizations, Ms. Siekerka is a member of, among other organizations, the Mercer County Community College Foundation, the Roma Bank Community Foundation, the YWCA of Trenton, and the RomAsia Bank Board. She is on the Regional Advisory Board for AAA Mid-Atlantic, and is a former member of the Robbinsville Township Board of Education. Ms. Siekerka’s legal and government affairs expertise and market knowledge are assets to the Board.

Brendan J. Dugan was appointed to the board of directors of Old Investors Bancorp and Investors Bank on August 27, 2013. Mr. Dugan has forty years of commercial banking experience, having previously served as Chairman and CEO of Sovereign Bank’s Metro NY/NJ division. Mr. Dugan is currently the President of St. Francis College in Brooklyn, NY and had served as Chairman of the College’s Board of Trustees. Mr. Dugan is committed to community involvement and serves on various boards within the community.

Executive Officers of the Bank Who Are Not Also Directors

Richard S. Spengler, age 51, was appointed Executive Vice President and Chief Lending Officer of Investors Bank effective January 1, 2008. Mr. Spengler began working for Investors Bank in September 2004 as Senior Vice President. Prior to joining Investors Bank, Mr. Spengler had a 21-year career with First Savings Bank, Woodbridge, New Jersey where he served as Executive Vice President and Chief Lending Officer from 1999 to 2004. Mr. Spengler holds a Bachelor’s degree in Business Administration from Rutgers University.

Paul Kalamaras, age 54, was appointed Executive Vice President and Director of Retail Banking of Investors Bank in January of 2010. Mr. Kalamaras joined Investors Bank as a Senior Vice President and Director of Retail Banking in August 2008. Before joining Investors, Mr. Kalamaras was Executive Vice President of Millennium bcp bank, N.A., in Newark, New Jersey where he was responsible for the retail, commercial banking and treasury lines of business. He served on the bank’s Executive Committee and was a member of the board of directors. Mr. Kalamaras previously was President and CEO of The Barré Company, a manufacturer of precision engineered metal components for the electronics and telecommunications industry. Earlier, Mr. Kalamaras was Executive Vice President at Summit Bank, where he was responsible for the retail network and business banking. Mr. Kalamaras holds a Bachelor’s degree in Finance from the University of Notre Dame.

Thomas F. Splaine, Jr., age 47, was appointed Senior Vice President and Chief Financial Officer of Investors Bank effective January 1, 2008. Mr. Splaine previously served as Senior Vice President, Director of Financial Reporting for Investors Bank since January 2006. He served as First Vice President, Director of Financial Reporting for Investors Bank since December 2004. Prior to joining Investors Bank, Mr. Splaine was employed by Hewlett-Packard Financial Services, Murray Hill, New Jersey as Director of Financial Reporting. Mr. Splaine holds a Bachelor’s degree in Accounting and a Master’s of Business Administration from Rider University.

Board Independence

A majority of the board of directors and each member of the Compensation and Benefits, Nominating and Corporate Governance, Risk Oversight Committee and Audit Committees are independent, as affirmatively determined by the Board consistent with the listing rules of the Nasdaq Stock Market.

The board of directors conducts an annual review of director independence for all current nominees for election as directors and all continuing directors. In connection with this review, the board of directors considers all relevant facts and circumstances relating to relationships that each director, his or her immediate family members and their related interests had with Old Investors Bancorp and its subsidiaries.

As a result of this review, the board of directors affirmatively determined that Messrs. Cashill, Albanese, Bone, Dittenhafer, Dugan and Ward III and Ms. Byrnes and Siekerka are independent as defined in the Nasdaq corporate governance listing rules. The board of directors determined that Messrs. Cummings and Cama are not independent as they are Investors Bank employees. Mr. Cosgrove is not independent as he was an employee of Investors Bank until retiring on October 1, 2011. Mr. Garibaldi is not independent due to a transaction between Old Investors Bancorp and Mr. Garibaldi’s company in 2011, which occurred prior to his appointment to the board of directors.

In establishing its structure and appointing a Lead Director, Old Investors Bancorp has also taken into account the extent to which a director who satisfies independence standards under the listing rules of the Nasdaq Stock Market would also qualify as an independent outside director (as opposed to an affiliated outside director) under the standards set forth by Institutional Shareholder Services.

Codes of Conduct and Ethics

The Board has adopted a code of ethics and business conduct for all employees and a code of ethics and business conduct for directors. These codes are designed to ensure the accuracy of financial reports, deter wrongdoing, promote honest and ethical conduct, the avoidance of conflicts of interest, and full and accurate disclosure and compliance with all applicable laws, rules and regulations. Both of these documents are available on Old Investors Bancorp’s website at www.myinvestorsbank.com. Amendments to and waivers from the codes of ethics and business conduct will be disclosed on Old Investors Bancorp’s website.

Transactions With Certain Related Persons

Federal laws and regulations generally require that all loans or extensions of credit to executive officers and directors must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features. However, regulations also permit executive officers and directors to receive the same terms through benefit or compensation plans that are widely available to other employees, as long as the executive officer or director is not given preferential treatment compared to the other participating employees. Pursuant to such a program, loans have been extended to executive officers, which loans are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public, with the exception of waiving certain fees. These loans do not involve more than the normal risk of collectability or present other unfavorable features.

Name	Position	Nature of Transaction	Largest Aggregate Balance from 1/1/12 to 12/31/12	Interest Rate	Principal Balance 12/31/12	Principal Paid 1/1/12 to 12/31/12	Interest Paid 1/1/12 to 12/31/12
Domenick Cama	SVP and Chief Operating Officer/Director	One- to Four-Family Residential	$1,163,154	3.625%	$1,087,659	$75,495	$40,857

Domenick Cama	SVP and Chief Operating Officer/Director	One- to Four-Family Residential	$940,000	3.875%	$908,349	$31,651	$30,329

James Garibaldi	Director	One- to Four-Family Residential	$471,666	4.50%	$455,467	$16,199	$20,760

James Garibaldi	Director	Business Loan – Line of Credit	$17,640	6.00%	$14,080	$3,920	$690

Thomas Splaine	SVP and Chief Financial Officer	Unsecured Overdraft Line of Credit (1)	$—	12.00%	$—	$—	$—

(1)	Mr. Splaine’s unsecured overdraft line of credit has a credit limit of $2,500.

Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits an issuer from: (1) extending or maintaining credit; (2) arranging for the extension of credit; or (3) renewing an extension of credit in the form of a personal loan for an officer or director. There are several exceptions to this general prohibition, one of which is applicable to Old Investors Bancorp. The provisions of the Sarbanes-Oxley Act of 2002 that prohibit loans do not apply to loans made by a depository institution, such as Investors Bank, that is insured by the FDIC and is subject to the insider lending restrictions of the Federal Reserve Act. All loans to Old Investors Bancorp’s and Investors Bank’s officers are made in conformity with the Federal Reserve Act and Regulation O.

Compensation and Benefits Committee Interlocks and Insider Participation

During 2012, Messrs. Manahan, Dittenhafer, Szabatin, Ward and Ms. Byrnes served as members of the Compensation and Benefits Committee. None of these directors: has ever been an officer or employee of Old Investors Bancorp; is an executive officer of another entity at which one of Old Investors Bancorp’s executive officers serves on the board of directors, or had any transactions or relationships with Old Investors Bancorp in 2012 requiring specific disclosures under SEC rules or Nasdaq listing standards. Directors Manahan and Szabatin retired from the Board on December 17, 2013.

Executive Compensation

Compensation Discussion and Analysis

Executive Summary. As discussed in greater detail below, our compensation program is specifically designed to provide executives with competitive compensation packages that include elements of both reward and retention. The Compensation and Benefits Committee routinely reviews our compensation practices to remain market competitive and to ensure that these practices are aligned with our compensation philosophy and objectives, regulatory requirements and evolving best practices. Key highlights of the program include:

•	All members of the Compensation and Benefits Committee and all of its compensation consultants and advisers are independent, which ensures that all aspects of the compensation decision-making process are free from conflicts of interest.

•	The Compensation and Benefits Committee controls the selection and activities of all compensation consultants and advisers who assist us with executive compensation matters.

•	We maintain a clawback policy for bonus and other incentive compensation paid to executive officers, which mitigates risk-taking behavior.

•	Our directors and named executive officers (as defined below) are required to hold our common stock at specified minimum levels, which recognizes the importance of aligning their interests with those of stockholders. The Chief Executive Officer of Old Investors Bancorp is required to hold Old Investors Bancorp stock valued at five times his annual base salary.

•	The Compensation and Benefits Committee continually reviews all incentive compensation programs with respect to risk-taking behavior, with the guiding principle that the safety and soundness of Old Investors Bancorp and Investors Bank is paramount to all compensation incentives.

•	A significant portion of each named executive officer’s compensation is in the form of short and long-term performance-based pay, which reinforces our pay for performance philosophy.

•	Compensation packages for named executive officers include an appropriate mix of fixed and variable pay, which provides named executive officers with both reward and retention incentives.

•	None of our employment or change in control agreements provide for change in control severance payments without involuntary job loss or substantial diminution of duties following the change in control of Old Investors Bancorp or Investors Bank (i.e., no “single” triggers).

•	We provide limited executive perquisites.

•	During the course of the year, management has met with several of our stockholders, which included discussions of executive compensation matters.

This discussion is focused specifically on the compensation of the following executive officers, each of whom is named in the Summary Compensation Table and other compensation tables which appears later in this section. These five executives are referred to in this discussion as “named executive officers.”

Name	Title
Kevin Cummings	President and Chief Executive Officer

Domenick A. Cama	Senior Executive Vice President and Chief Operating Officer

Richard S. Spengler	Executive Vice President and Chief Lending Officer

Paul Kalamaras	Executive Vice President and Director of Retail Banking

Thomas F. Splaine, Jr.	Senior Vice President and Chief Financial Officer

Executive Compensation Philosophy. Old Investors Bancorp’s executive compensation program is designed to offer competitive cash and equity compensation and benefits that will attract, motivate and retain highly qualified and talented executives who will help maximize Old Investors Bancorp’s financial performance and earnings growth. Old Investors Bancorp’s executive compensation program is also intended to align the interests of its executive officers with stockholders by rewarding performance against established corporate financial goals, and by motivating strong executive leadership and superior individual performance. Old Investors Bancorp’s executive compensation program allocates portions of total compensation between long-term and currently paid out compensation and between cash and non-cash compensation by including competitive base salaries paid currently in cash, executive perquisites, an annual cash incentive plan, stock options and stock awards that are generally subject to a five-year or seven-year vesting schedule, and supplemental executive retirement benefits, which encourage long term employment with Old Investors Bancorp.

Old Investors Bancorp has considered the most recent stockholder say-on-pay advisory vote in reviewing compensation policies and decisions. In light of the strong stockholder support, the Compensation and Benefits Committee concluded that no significant revisions were necessary to Old Investors Bancorp’s executive officer compensation program. However, one change that Old Investors Bancorp made to its compensation policies in 2012, was that Old Investors Bancorp paid special, one-time discretionary bonuses to its named executive officers due to their leadership and assistance related to three acquisitions during 2012.

The compensation paid to each named executive officer is based on the executive’s level of job responsibility, corporate financial performance measured against corporate financial targets, and an assessment of the executive’s individual performance. Annual incentive compensation is substantially linked to corporate financial performance because these executives are in leadership roles that can significantly impact corporate results.

Role of Compensation and Benefits Committee. The Compensation and Benefits Committee assists the board of directors in carrying out its overall responsibility relating to executive compensation, incentive compensation and equity and non-equity-based benefit plans. In furtherance of this purpose, the Compensation and Benefits Committee’s duties include:

(1)	Reviewing and recommending to the board of directors for approval the Chief Executive Officer’s annual compensation, including salary, cash incentive, incentive and equity compensation;

(2)	Reviewing Old Investors Bancorp’s and Investors Bank’s incentive compensation and other stock-based plans and make changes in such plans as needed; and

(3)	Reviewing and recommending to the Board the evaluation process and compensation structure for Old Investors Bancorp’s executive officers, including the named executive officers, and coordinate compensation determinations and benefit plans for all employees of Old Investors Bancorp and Investors Bank;

(4)	Reviewing the independence of the Compensation and Benefits Committee members, legal counsel and compensation consultants.

The Compensation and Benefits Committee retains responsibility for all compensation recommendations to the board of directors as to the named executive officers. The Compensation and Benefits Committee also administers and has discretionary authority over the issuance of equity awards under Old Investor Bancorp’s stock-based incentive plans. The Compensation and Benefits Committee reviews and recommends to the board of directors for its approval the compensation payable to the named executive officers based on corporate and individual performance relative to pre-established corporate and individual goals set forth at the beginning of the year.

Role of Executive Officers. The Chief Executive Officer serves as a resource to the Compensation and Benefits Committee by providing input regarding Old Investors Bancorp’s executive compensation program and philosophy. The Chief Executive Officer participates in compensation-related activities purely in an informational and advisory capacity and has no vote in the committee’s decision-making process.

The Compensation and Benefits Committee meets regularly with the Chief Executive Officer to review the progress of the pre-established corporate and individual goals. Also, the Chief Executive Officer provides the Compensation and Benefits Committee with performance assessments and compensation recommendations for each of the other named executive officers, which are considered by the Compensation and Benefits Committee in arriving at its determinations. However, the Chief Executive Officer does not attend portions of committee meetings during which his performance is being evaluated or his compensation is being determined.

Role of Compensation Consultant. In 2012, the Compensation and Benefits Committee engaged GK Partners, an independent compensation consultant, to assist in its evaluation of Old Investor Bancorp’s executive compensation program and in making determinations regarding the compensation of the named executive officers. GK Partners reported directly to the Compensation and Benefits Committee, and did not perform any other services to Old Investors Bancorp or Investors Bank.

Market Comparison. In 2012, GK Partners compared Old Investors Bancorp’s executive compensation program to peer group compensation data. The independent consultant provided the Compensation and Benefits Committee with relevant competitive cash and stock compensation information obtained from public disclosures of a selected peer group of 18 banking institutions to be used for evaluating 2013 compensation. These included thrift and banking institutions with assets of $2.5 billion to $42 billion, having an asset mix similar to Old Investors Bancorp and doing business in the Northeast region of the United States. This peer group may be modified from year-to-year as necessary based on mergers and acquisitions within the industry or other relevant factors. The peer group used for evaluating 2012 compensation consisted of the 18 banking institutions identified below.

Based on this peer group comparison the base salaries and cash and equity incentives of certain named executive officers are positioned above the median of the range of this peer group while other named executive officers were below the median. Old Investors Bancorp has no formal policy that requires the compensation of the named executive officers to attain any specific percentile position within the array of peer group compensation data among the selected comparator companies. The Compensation and Benefits Committee believes the base salaries and cash and equity incentives for the named executives are appropriate because they reflect a combination of the sustained individual performance by the named executive officers, their experience and employment market conditions in this geographic market.

The peer group companies are:

Astoria Financial Corp.—NY

Beneficial Mutual Bancorp.—PA

Dime Community Bancshares, Inc.—NY

FirstMerit Corporation—OH

First Niagara Financial Group, Inc.—NY

Flushing Financial Corp.—NY

Fulton Financial Corp.—PA

NBT Bancorp, Inc.—NY

New York Community Bancorp, Inc.—NY

Northwest Bancshares, Inc.—PA

Oritani Financial Corp.—NJ

People’s United Financial, Inc.—CT

Provident Financial Services, Inc.—NJ

Signature Bank—NY

Sterling Bancorp, Inc.—NY

Susquehanna Bancshares, Inc.—PA

Valley National Bancorp—NJ

Webster Financial Corp.—CT

Elements of Executive Compensation for 2012. The Compensation and Benefits Committee used a total compensation approach in establishing our elements of executive compensation, which consist of base salary, annual cash incentive compensation, discretionary bonus, long-term incentive awards (such as stock option and restricted stock awards), a competitive benefits package (including supplemental executive retirement plans where warranted), and limited perquisites.

Base Salary. Base salary levels for the named executive officers are evaluated by the Compensation and Benefits Committee on an annual basis. In general, salary ranges are developed considering the competitive base salary information furnished to the Compensation and Benefits Committee by the independent consultant. Each named executive officer’s base salary level is determined by his sustained individual performance, leadership, operational effectiveness, tenure in office, and experience in the industry and employment market conditions in this geographic market.

In establishing base salaries for 2012, the Compensation and Benefits Committee considered Old Investors Bancorp’s financial performance, and peer group and market-based industry salary data provided by our independent consultant, as well as the individual factors identified above. Based on the analysis the Compensation and Benefits Committee decided that base salary increases were appropriate for Messrs. Cummings, Cama, Spengler, Kalamaras and Splaine.

Executive Officer Annual Incentive Plan. The Compensation and Benefits Committee established, and the board of directors and stockholders approved, the Executive Officer Annual Incentive Plan, which provides for annual cash incentive payments upon the attainment of established corporate financial targets and individual performance goals. The Compensation and Benefits Committee assigns corporate financial targets and individual performance goals and a range of annual cash incentive award opportunities to each executive officer, or group of officers. The award opportunities are linked to specific targets and range of performance results for annual corporate financial performance and for attainment of certain individual goals. The corporate financial targets and individual goals established by the Compensation and Benefits Committee prior to the annual performance period. In 2012, the Executive Officer Annual Incentive Plan was again submitted to Old Investors Bancorp stockholders for approval, as required pursuant to Section162(m) of the Internal Revenue Code, for awards under the plan to be treated as performance-based compensation for purposes of the exception to the $1 million limit on deductibility of compensation paid to named executive officers of publicly traded companies (other than the principal financial officer).

The Committee feels strongly that executive compensation should be formally tied to the attainment of certain corporate financial targets and individual performance goals to more closely align the executive’s performance with providing value for its stockholders. Thus, the 2012 cash incentive payments earned by the named executive officers under the Executive Officer Annual Incentive Plan were based on Old Investors Bancorp’s satisfaction of performance targets relative to its net income and efficiency ratio (the ratio of non-interest expense divided by the sum of net interest income and non-interest income) during the 2012 calendar year. A portion of the incentive payment for each named executive officer was also based on his performance relative to his 2012 individual performance goals.

For Messrs. Cummings and Cama, 60% of their incentive payments were based on Old Investors Bancorp’s financial performance against the corporate financial targets and 40% on meeting personal goals. Their personal goals included growth of core deposits, loan quality versus peers and corporate promotional activities, which were achieved at the maximum level. For Mr. Spengler, 50% of his incentive payment was based on Old Investors Bancorp’s financial performance against the corporate financial targets and 50% was based on his individual performance against his individual performance goals. For Messrs. Kalamaras and Splaine, 40% of their incentive payments were based on Old Investors Bancorp’s financial performance against the corporate financial targets and 60% was based on individual performance against individual performance goals. The Committee established the following corporate targets for 2012:

Metric	Weighting	Threshold	Target	Maximum

Net Income	60%	$81 million	$83 million	$85 million
Efficiency Ratio	40%	56.0%	54.0%	52.0%

The Executive Officer Annual Incentive Plan provides that cash incentive payments would be made if Old Investors Bancorp’s 2012 calendar year financial performance met or exceeded the corporate financial targets (“Threshold”). For Mr. Cummings, assuming 100% achievement of personal goals, the minimum cash incentive award opportunity was 70% of base salary upon the achievement of Threshold levels, increasing to 100% of base salary for Maximum achievement. For Mr. Cama, assuming 100% achievement of personal goals, the cash incentive award opportunity ranged from 56% of base salary to 80% of base salary for Maximum achievement. For Mr.

Spengler, assuming 100% achievement of personal goals, the cash incentive award opportunity ranged from 45% of base salary to 60% of base salary for Maximum achievement. For Mr. Kalamaras, assuming 100% achievement of personal goals, the cash incentive award opportunity ranged from 48% of base salary to 60% of base salary for Maximum achievement. For Mr. Splaine, assuming 100% achievement of personal goals, the cash incentive award opportunity ranged from 40% of base salary to 50% of base salary for Maximum achievement.

Based upon the attainment of the Maximum achievement of corporate financial targets and the assessment of named executive officer’s individual performance, the Compensation and Benefits Committee approved the following cash incentive payments on January 21, 2013, under the Executive Officer Annual Incentive Plan.

2012 Executive Officer Annual Incentive Plan Payments

Executive Officer	Cash Incentive ($)
Kevin Cummings	935,000
Domenick A. Cama	496,800
Richard S. Spengler	240,000
Paul Kalamaras	225,000
Thomas F. Splaine, Jr.	156,000

Discretionary Bonuses. In addition to the payments under the Executive Officer Annual Incentive Plan described above, in December 2012, the Compensation and Benefits Committee paid discretionary bonuses to Messrs. Cummings, Cama, Spengler, Kalamaras and Splaine due to their successes beyond the goals established under the Executive Annual Incentive Plan, particularly related to Old Investors Bancorp’s completion of two merger transactions with Brooklyn Federal Bancorp, Inc. and Marathon Banking Corporation, and the announcement of a definitive merger agreement with Roma Financial Corporation during 2012. Such bonuses were $467,500, $248,000, $120,000, $112,500 and $60,000, respectively.

Stock Option and Stock Award Program. At the October 24, 2006 annual meeting, the stockholders approved the Investors Bancorp, Inc. 2006 Equity Incentive Plan (“2006 Equity Incentive Plan”). Under this plan, individuals may receive awards of Old Investors Bancorp common stock (restricted stock) and grants of options to purchase shares of Old Investors Bancorp common stock at a specified exercise price during a specified time period. The Compensation and Benefits Committee believes that officer stock ownership provides a significant incentive in building stockholder value by further aligning the interests of officers and employees with stockholders. The importance of this long-term, non-cash component of compensation increases as Old Investors Bancorp common stock appreciates in value. In addition, stock options and restricted stock awards generally vest over a five-year or seven-year vesting schedule, thereby aiding retention. Certain restricted stock awards have incorporated vesting provisions that will partially accelerate the vesting of such awards if Old Investors Bancorp achieves targeted rates of return during the normal vesting periods applicable to such awards.

In January 2012, Messrs. Cummings, Cama, Spengler, Kalamaras and Splaine were granted 150,000, 100,000, 45,000, 55,000 and 10,000 restricted stock awards, respectively. During 2012, no stock option awards were granted to the named executive officers. As of December 31, 2012, a total of 2,729,000 options and 3,492,000 shares of restricted stock have been granted to officers and employees and service vendors of Old Investors Bancorp or Investors Bank.

Following the consummation of the conversion, all shares of Old Investors Bancorp common stock available to be issued, and all outstanding stock options and restricted stock awards granted, under the 2006 Equity Incentive Plan will automatically be adjusted pursuant to the exchange ratio.

Benefits. Old Investors Bancorp provides its executives, including the named executive officers, with medical and dental, disability insurance and group life insurance coverage consistent with the same benefits provided to all of its full-time employees. Similarly, the named executive officers are participants in qualified and non-qualified retirement plans, including the ESOP, Investors Bank 401(k) Plan (“401(k) Plan”) and the defined benefit pension plan offered to all full-time employees. Additionally, Investors Bank sponsors a long-term care program for certain of its executive officers, senior vice presidents and their spouses or spousal equivalents. Each individual policy is owned by the covered person. Investors Bank pays all premiums under the long term care program but will stop paying premiums in the event of the participant’s (i) termination for cause, (ii) retirement, (iii) relocation outside of the country, or (iv) death. Spousal coverage will be terminated upon (i) a participant’s termination or retirement, (ii) divorce from the participant, (iii) the participant no longer qualifying for coverage, (iv) the spouse’s permanent relocation outside of the country, or (v) death. Participants who cannot be insured through an insurance company under the long-term care program will be self-insured by Investors Bank.

ESOP. Investors Bank maintains the ESOP. Employees of Investors Bank who have been credited with at least 1,000 hours of service during a 12-month period are eligible to participate in the ESOP. The plan borrowed funds from Old Investors Bancorp and used those funds to purchase common stock for the ESOP in connection with Old Investors Bancorp’s initial public offering in 2005. As part of the initial public offering, the ESOP borrowed funds from Old Investors Bancorp and used those funds to purchase 4,254,072 shares of common stock, which served as collateral for the loan. The loan is being repaid by Investors Bank through discretionary contributions to the ESOP over a period of 30 years. The loan currently has a remaining term of approximately 21 years. Shares purchased by the ESOP are held in a suspense account for allocation among the participants’ accounts as the loan is repaid.

Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan will be allocated to each eligible participant’s plan account, based on the ratio of each participant’s compensation to the total compensation of all eligible participants. Vested benefits will be payable generally upon the participants’ termination of employment, and will be paid in the form of common stock. Pursuant to FASB ASC Topic 718-40, we are required to record a compensation expense each year in an amount equal to the fair market value of the shares released from the suspense account.

In connection with the conversion, the ESOP is expected to purchase 3% of the shares of New Investors Bancorp common stock sold in the stock offering and issued to the Charitable Foundation. When combined with the common stock that was purchased by the ESOP in connection with the initial public offering, the total shares purchased by the ESOP will be less than 8% of the shares of New Investors Bancorp common stock that will be outstanding following the conversion, as required by the Board of Governors of the Federal Reserve System. We anticipate that the ESOP will fund its stock purchase with a loan from New Investors Bancorp equal to the aggregate purchase price of the common stock. This loan will be repaid principally through Investors Bank’s contribution to the ESOP and dividends payable on the common stock held by the ESOP over the anticipated 30-year term of the loan. The interest rate for the ESOP loan is expected to be an adjustable-rate equal to the prime rate, as published in The Wall Street Journal, on the closing date of the offering. Thereafter, the interest rate will adjust annually. It is expected that the original ESOP loan from Old Investors Bancorp to the ESOP in connection with the initial public offering will be refinanced and rolled into the loan to be received by the ESOP from New Investors Bancorp in connection with the conversion.

The trustee will hold the shares purchased by the ESOP in an unallocated suspense account, and shares will be released to the participants’ accounts as the loan is repaid, on a pro-rata basis. The trustee will allocate the shares released among the participants’ accounts on the basis of each participant’s proportional share of eligible plan compensation relative to all participants’ proportional share of eligible plan compensation. Following the consummation of the conversion, all shares of Old Investors Bancorp common stock currently held by the ESOP will automatically be converted to shares of New Investors Bancorp common stock pursuant to the exchange ratio.

401(k) Plan. Investors Bank maintains the 401(k) Plan, a tax-qualified defined contribution retirement plan, for all employees who have satisfied the 401(k) Plan’s eligibility requirements. All eligible employees can begin participation in the 401(k) Plan on the first day of the plan year or the first day of the first day of the month following the date on which the employee attains age 21. A participant may contribute up to 60% of his or her compensation to the 401(k) Plan on a pre-tax basis, subject to the limitations imposed by the Internal Revenue Code. For 2013, the salary deferral contribution limit is $17,500 provided, however, that a participant over age 50 may contribute an additional $5,500 to the 401(k) Plan. A participant is always 100% vested in his or her salary deferral contributions. In addition to salary deferral contributions, the 401(k) Plan provides that Investors Bank will make an employer contribution equal to 50% of the participant’s salary deferral contribution, provided that such amount does not exceed 6% of the participant’s compensation earned during the plan year. Participants will become 100% vested in their employer contributions after completing three years of credited service (which is a three-year cliff vesting schedule). However a participant will immediately become 100% vested in any employer contributions upon the participant’s disability or attainment of age 65 while employed with Investors Bank. Generally, unless a participant elects otherwise, the participant’s benefit under the 401(k) Plan is generally payable in the form of a lump sum payment as soon as administratively feasible following his or her termination of employment with Investors Bank, provided, however that a participant can elect to receive a distribution of his or her vested account upon attaining age 59 1⁄2.

Each participant has an individual account under the 401(k) Plan and may direct the investment of his or her account among a variety of investment options or vehicles available.

Defined Benefit Pension Plan. Investors Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions, formerly known as the Financial Institutions Retirement Fund, which is a tax-qualified defined benefit plan (the “Defined Benefit Plan”). All employees age 21 or older who have completed one year of employment with Investors Bank are eligible for participation in the Defined Benefit Plan; however, only employees who have been credited with 1,000 or more hours of service with Investors Bank are eligible to accrue benefits under the Defined Benefit Plan. Investors Bank annually contributes an amount to the plan necessary to satisfy the minimum funding requirements established under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The retirement benefit formula under the Defined Benefit Plan provides for a nonintegrated unit accrual formula with an annual accrual rate of 1.25% of the participant’s high five year average salary with a 30-year salary cap. A participant’s average annual compensation is the average annual compensation over the five consecutive calendar years out of the last 10 calendar years in which the participant’s compensation was the greatest, or over all calendar years if less than five.

The regular form of retirement benefit is a straight life annuity (if single) and a joint and survivor annuity (if married). However, various alternative forms of joint and survivor annuities may be selected instead. If a participant dies while in active service and after having become fully vested, a qualified 100% survivor benefit will be payable to the participant’s beneficiary. Benefits payable upon death may be paid in a lump sum, installments, or in the form of a life annuity. Upon termination of employment due to disability, the participant will be entitled to a disability retirement benefit at age 65.

Supplemental ESOP and Retirement Plan. Investors Bank maintains the Supplemental ESOP and Retirement Plan. The plan is intended to compensate executives participating in the Defined Benefit Plan and ESOP whose contributions or benefits are limited by Sections 415 or 401(a)(17) of the Internal Revenue Code, applicable to tax-qualified retirement plans (the “Tax Law Limitations”). As of December 31, 2012, Messrs. Cummings, Cama, Spengler, Kalamaras and Splaine were participants in the plan.

The plan provides benefits attributable to participation in the Defined Benefit Plan equal to the excess, if any, of the vested accrued benefit to which the executive would be entitled under the Defined Benefit Plan, determined without regard to the Tax Law Limitations, over the vested accrued benefit to which the executive is actually entitled under the Defined Benefit Plan, taking into the Tax Law Limitations (the “Supplemental Retirement Plan Benefit”).

The plan also provides benefits attributable to participation in the ESOP equal to the difference between the allocation of shares of Investors Bancorp common stock the participant would have received under the ESOP without regard to the Tax Law Limitations, and the number of shares of stock that are actually allocated as a result of the Tax Law Limitations (the “Supplemental ESOP Benefit”). The Supplemental ESOP Benefit under the Plan is denominated in phantom shares of stock such that one phantom share has a value equal to the fair market value of one share of Old Investors Bancorp common stock. Each participant’s phantom shares are held in a bookkeeping account established on his or her behalf. Each plan year, the dollar amount of earnings on the phantom shares deemed allocated to each participant’s account will be converted into phantom shares and credited to each participant’s account.

This plan is intended to be a long-term compensation plan, therefore, the executive’s vested interest in the Supplemental Retirement Plan Benefit and in the Supplemental ESOP Benefit under the Plan is based on a five-year “cliff vesting” schedule where participants with less than five years of employment will be 0% vested in their benefits, and will become 100% vested upon the completion of five years of employment.

In the event of a participant’s “separation from service” (as defined under Section 409A of the Internal Revenue Code) prior to attainment of age 55, the participant’s accrued Supplemental Retirement Plan Benefits will be paid in a single lump sum payment within 30 days of the participant’s separation from service. In the event of separation from service after age 55, the participant’s Supplemental Retirement Plan Benefits will be payable upon the participant’s early retirement date (age 55 with 10 years of service) or normal retirement date (age 65 with five years of service) in either a lump sum or an annuity (single life, single life with 120 months guaranteed, joint and 100% survivor annuity or joint and 50% survivor annuity) as elected by the participant subject to the requirements of Section 409A of the Internal Revenue Code. In the event of a participant’s separation from service within two years following a change in control (as defined in the Plan), the participant will receive his Supplemental Retirement Plan Benefit in a lump sum within 30 days after his separation from service. The participant’s Supplemental ESOP Benefit will be payable in cash in either a lump sum or annual installments over a period not to exceed five years, as elected by the participant, and will commence within 30 days following the earlier of the participant’s: (i) separation from service, (ii) death or (iii) disability, subject to the requirements of Section 409A of the Internal Revenue Code.

Executive Supplemental Retirement Wage Replacement Plan. Investors Bank maintains the Executive Supplemental Retirement Wage Replacement Plan (the “Wage Replacement Plan”). The Wage Replacement Plan is designed to provide participants with a normal retirement benefit, which is an annual benefit equal to 60% of the participant’s highest average annual base salary and cash incentive (over a consecutive 36-month period within the last 120 consecutive calendar months of employment) reduced by the sum of the benefits provided under the Defined Benefit Plan and the annuitized value of his or her benefits payable from the defined benefit portion of the Supplemental ESOP and Retirement Plan (which is referred to as the Supplemental Retirement Plan Benefit).

Upon separation from service at or after the normal retirement date (age 65) with at least 120 months of employment, a participant is entitled to the normal retirement benefit commencing on the first day of the month after separation from service, or if the participant is a specified employee (as defined in the Wage Replacement Plan), commencing on the first day of the 7th month after separation from service, payable in monthly installments for life, with 120 monthly payments guaranteed or for an alternative period of time as elected by the participant. If the participant retires after the normal retirement date, but before completion of 120 months of employment, his or her normal retirement benefit will be reduced by 1/120th for each month of employment less than 120 months. If the participant’s separation from service actually occurs later than the normal retirement date, the participant’s normal retirement benefit will be increased by 0.8% for each month of employment with Investors Bank after the normal retirement date.

Upon separation from service on or after attaining age 55, but prior to the normal retirement date, the participant’s accrued benefit payable as an early retirement benefit will be equal to the normal retirement benefit, reduced by 2% for each year prior to age 65; however, if the participant separates from service on or after attaining age 55 with 25 years of vesting service, his or her accrued benefit will not be reduced. The participant can elect for the early retirement benefit to commence either: (i) within 30 days (or for participants who is a specified employee, within 30 days after the six month anniversary of his or her separation of service) or (ii) on the normal retirement date. In the event of a participant’s separation from service coincident with or within two (2) years following a change in control, the participant will be entitled to a lump sum payment equal to the actuarial equivalent of the normal retirement benefit or early retirement benefit if the participant has not attained age 65. For these purposes, a participant with less than 120 months of employment will be entitled to a benefit calculated as if the participant had 120 months of employment and, a participant who has not yet attained age 55 will be deemed to have attained age 55.

If a participant dies while in active service, a survivor benefit, calculated as if the participant had lived until his normal retirement date, will be payable to the participant’s beneficiary. Upon termination of employment due to disability, the participant will be entitled to a disability retirement benefit payable at age 65.

At December 31, 2012, Messrs. Cummings, Cama, Kalamaras and Spengler were participants in the Wage Replacement Plan.

Perquisites. The Compensation and Benefits Committee believes that perquisites should be provided on a limited basis, and only to the most senior level of executive officers. As of December 31, 2012, the following perquisites were available for Messrs. Cummings, Cama, Spengler and Kalamaras: (i) club membership; (ii) automobile allowance; (iii) long term care insurance and (iv) an annual medical examination; and for Mr. Splaine: (i) long term care insurance and (ii) an annual medical examination.

Elements of Post-Termination Benefits

Employment Agreements. Old Investors Bancorp entered into employment agreements with each of Messrs. Cummings, Cama, Spengler and Kalamaras. The agreements were amended and restated effective as of August 18, 2008 for Messrs. Cummings and Cama and March 29, 2010 for Messrs. Spengler and Kalamaras, in order to conform to the requirements of Internal Revenue Code Section 409A and the regulations promulgated thereunder. Each of these agreements has an initial term of three years. Unless notice of non-renewal is provided, the agreements renew annually. The executive’s employment may be terminated for just cause at any time, in which event the executive would have no right to receive compensation or other benefits for any period after termination.

Each executive is entitled to a severance payment and benefits in the event of his termination of employment under specified circumstances. In the event the executive’s employment is terminated for reasons other than for just cause, disability or retirement, provided that such termination of employment constitutes a “separation from service” under Internal Revenue Code Section 409A, or in the event the executive resigns during the term of the agreement following: (i) the failure to elect or reelect or to appoint or reappoint the executive to his executive; (ii) a material change in the executive’s functions, duties, or responsibilities, which change would cause the executive’s position to become one of lesser responsibility, importance or scope; (iii) the liquidation or dissolution of Old Investors Bancorp or Investors Bank, other than a liquidation or dissolution caused by a reorganization that does not affect the status of the executive; (iv) a change in control of Old Investors Bancorp; or (v) a material breach of the employment agreement by Old Investors Bancorp or Investors Bank (the conversion does not constitute a change in control for purposes of the agreements), the executive would be entitled to a severance payment equal to three times the sum of his base salary and the highest amount of cash incentive compensation awarded to him during the prior three years, payable in a lump sum. In addition, the executive would be entitled to, at Old Investors Bancorp’s sole expense, the continuation of nontaxable life and medical, dental and disability coverage for 36 months after termination of employment. The executive would also receive a lump sum payment of the excess, if any, of the present value of the benefits he would be entitled to under the Defined Benefit Plan if he had continued working for Old Investors Bancorp for 36 months over the present value of the benefits to which he is actually entitled as of the date of termination.

Should the executive become disabled, Old Investors Bancorp would continue to pay the executive his base salary for the longer of the remaining term of the agreement or one year, provided that any amount paid to the executive pursuant to any disability insurance would reduce the compensation he would receive. In the event the executive dies while employed by Old Investors Bancorp, the executive’s estate will be paid the executive’s base salary for one year and the executive’s family will be entitled to continuation of medical and dental benefits for one year after the executive’s death. The employment agreement terminates upon retirement (as defined therein), and the executive would only be entitled to benefits under any retirement plan of Old Investors Bancorp and other plans to which the executive is a party.

The employment agreements for Messrs. Cummings and Cama also provide for indemnification against any excise taxes which may be owed by the executive for any payments made in connection with a change in control that would constitute “excess parachute payments” under Section 280G of the Internal Revenue Code. The indemnification payment would be the amount necessary to ensure that the amount of such payments and the value of such benefits received by the executive equals the amount of such payments and the value of such benefits the executive would have received in the absence of such excise tax, including any federal, state and local taxes on Old Investors Bancorp’s payment to the executive attributable to such taxes. The employment agreements for Messrs. Kalamaras and Spengler provide that their change in control benefits will be reduced to the extent necessary to avoid penalties under Section 280G of the Internal Revenue Code.

Upon any termination of the executive’s employment, other than a termination (whether voluntary or involuntary) following a change in control as a result of which Old Investors Bancorp has paid the executive severance benefits, the executive is prohibited from competing with Investors Bank and/or Old Investors Bancorp for one year following such termination within 25 miles of any existing branch of Investors Bank or any subsidiary of Old Investors Bancorp or within 25 miles of any office for which Investors Bank, Old Investors Bancorp or a bank subsidiary of Old Investors Bancorp has filed an application for regulatory approval to establish an office, determined as of the effective date of such termination, except as agreed to pursuant to a resolution duly adopted by the board of directors. The executive is also subject to confidentiality provisions during and after the term of the employment agreement.

Old Investors Bancorp has also entered into an employment agreement with Mr. Splaine, and the agreement has a two-year term. Unless notice of non-renewal is provided, the agreement renews annually. The executive’s employment may be terminated for just cause at any time, in which event the executive would have no right to receive compensation or other benefits for any period after termination. In the event the executive’s employment is terminated (for reasons other than for just cause, disability or retirement) or in the event the executive resigns during the term of the agreement for any of the same reasons as specified under the three-year employment agreements referenced above, Mr. Splaine would be entitled to a severance payment equal to 1.5 times his highest rate of base salary and the highest amount of cash incentive compensation awarded to him during the prior two years, payable in a lump sum. In addition, Mr. Splaine would be entitled, at Old Investors Bancorp’s sole expense, to the continuation of life, nontaxable medical, dental and disability coverage for 18 months after termination of employment. Mr. Splaine would also receive a lump sum payment of the excess, if any, of the present value of the benefits he would be entitled to under the Defined Benefit Plan if he had continued working for Old Investors Bancorp for 18 months over the present value of the benefits to which he is actually entitled as of the date of termination. Mr. Splaine’s employment agreement provides that his change in control benefits will be reduced to the extent necessary to avoid penalties under 280G of the Internal Revenue Code.

The executive would be entitled to no additional benefits under the employment agreement upon retirement at age 65. Should the executive become disabled, Old Investors Bancorp would continue to pay the executive his base salary for the longer of the remaining term of the agreement or one year, provided that any amount paid to the executive pursuant to any disability insurance would reduce the compensation he would receive.

Other Matters

Stock Ownership Requirements. The board of directors adopted stock ownership guidelines for our named executive officers that require the following minimum investment in Old Investors Bancorp common stock:

Chief Executive Officer:	A number of shares having a market value equal to 5x annual base salary
Other named executive officers:	A number of shares having a market value equal to 3x annual base salary

Equity Retention Policy. In 2013, the board of directors adopted the Equity Retention Policy, which is independent of the stock ownership guidelines described above. This policy applies to all executive officers of Old Investors Bancorp, Inc. and all members of the board of directors. Under the policy, each executive officer is required to retain direct ownership of at least 50% of his or her “covered shares,” net taxes and transaction costs, until three months following the date of the executive officer’s termination of employment. Each director is required to retain direct ownership of at least 50% of his or her “covered shares,” net taxes and transaction costs, until termination of service from the board of directors. A “covered share” means any share acquired by an executive officer or director pursuant to an award granted after July 23, 2013 under any equity compensation plan or other written compensatory arrangement.

Anti-Hedging Policy. The board of directors adopted an anti-hedging policy, which prohibits directors and executive officers, including the named executive officers, from engaging in or effecting any transaction designed to hedge or offset the economic risk of owning shares of Old Investors Bancorp common stock. Accordingly, any hedging, derivative or other equivalent transaction that is specifically designed to reduce or limit the extent to which declines in the trading price of Old Investors Bancorp common stock would affect the value of shares of Old Investors Bancorp common stock owned by an executive officer or director is prohibited. Cashless exercises of stock options are not deemed short sales and are permitted. This policy does not prohibit transactions involving the stock of other unrelated companies.

Clawback Policy. In accordance with a clawback policy adopted by the board of directors, as a condition to receiving incentive compensation, named executive officers agree to return bonus and other incentive compensation paid by Old Investors Bancorp (including cancellation of outstanding equity awards and reimbursement of any gains realized on such awards) if: (i) the payments or awards were based on reported financial statement or financial information or (any performance metrics or criteria that were based on such financial statements or information); (ii) there is an accounting restatement of financial statements due to material noncompliance with financial reporting requirements under the federal securities laws; and (iii) the amount of the bonus or incentive compensation, as calculated under the restated financial results, is less than the amount actually paid or awarded under the original financial results.

Tax Deductibility of Executive Compensation. Under Section 162(m) of the Internal Revenue Code, companies are subject to limits on the deductibility of executive compensation. Deductible compensation is limited to $1 million per year for named each executive officer listed in the summary compensation table, except for the principal financial officer. Compensation that is “performance-based” under the Internal Revenue Code’s definition is exempt from this limit. Stock option grants are intended to qualify as performance-based compensation.

The Compensation and Benefits Committee currently does not have a formal policy with respect to the payment of compensation in excess of the deduction limit. The Compensation and Benefits Committee’s practice is to structure compensation programs offered to the named executive officers with a view to maximizing the tax deductibility of amounts paid. However, in structuring compensation programs and making compensation decisions, the Compensation and Benefits Committee considers a variety of factors, including Old Investors Bancorp’s tax position, the materiality of the payment and tax deductions involved and the need for flexibility to address unforeseen circumstances and Old Investors Bancorp’s incentive and retention requirement for its management personnel. After considering these factors, the Compensation and Benefits Committee may decide to authorize payments, all or part of which would be nondeductible for federal tax purposes.

Tax and Accounting Implications. In consultation with our tax advisors, we evaluate the tax and accounting treatment of our compensation program at the time of adoption and on an annual basis to ensure that we understand the financial impact of the program. Our analysis includes a detailed review of recently adopted and pending changes in tax and accounting requirements. As part of our review, we consider modifications and/or alternatives to existing programs to take advantage of favorable changes in the tax or accounting environment or to avoid adverse consequences.

Risk Management

The Compensation and Benefits Committee believes that any risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse affect on Old Investors Bancorp and Investors Bank. In addition, the Compensation and Benefits Committee believes that the mix and design of the elements of our executive compensation program does not encourage management to assume excessive risks.

The Compensation and Benefits Committee regularly reviews our incentive-based plans to ensure that controls are in place so that our employees are not presented with the opportunities to take unnecessary and excessive risks that could threaten the value of Old Investors Bancorp and Investors Bank. With respect to the Executive Officer Annual Incentive Plan, the Compensation and Benefits Committee establishes, reviews and approves the corporate financial targets and individual performance goals used in determining the bonus payments to be made thereunder. The corporate financial targets selected are customary performance metrics for financial institutions in our peer group. In addition, we instituted clawback and anti-hedging policies to ensure that our incentive-based plans are more sensitive to risk, which helps ensure the sustainability of our overall performance beyond a one-year performance period.

Finally, our ESOP, stock option and stock award program and stock ownership requirements have put more Old Investors Bancorp common stock into the hands our executive officers and employees such that their interests are aligned with those of our stockholders. As a result, the executive officers and employees are encouraged and motivated to contribute to our long-term stockholder value, and are less likely to take excessive risks that could threaten the value of their Old Investors Bancorp common stock received under our plans and programs.

Executive Compensation

The following table sets forth for the calendar years ended December 31, 2012, 2011 and 2010 certain information as to the total remuneration paid to named executive officers with respect to the applicable year.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)

Kevin Cummings, President and Chief Executive Officer	2012 2011 2010	935,000 850,100 864,904	467,500 — —	2,199,000 1,981,500 1,583,750	— — —	935,000 850,100 516,867	2,346,000 1,334,000 491,000	175,054 123,623 136,973	7,057,554 5,139,323 3,593,494

Domenick A. Cama, Senior Executive Vice President and Chief Operating Officer	2012 2011 2010	621,000 575,100 559,615	248,000 — —	1,466,000 1,321,000 1,267,000	— — —	496,800 460,080 278,689	1,289,000 857,000 310,000	114,746 85,115 92,026	4,235,546 3,298,295 2,507,330

Richard S. Spengler, Executive Vice President and Chief Lending Officer	2012 2011 2010	400,000 375,100 356,058	120,000 — —	659,700 660,500 823,550	— — —	240,000 225,060 142,423	479,000 412,000 306,000	76,897 62,380 61,676	1,975,597 1,735,040 1,689,707

Paul Kalamaras, Executive Vice President and Director of Retail Banking	2012 2011 2010	375,000 325,100 302,885	112,500 — —	806,300 528,400 570,150	— — —	225,000 195,060 116,211	600,000 56,000 27,000	69,125 50,503 45,434	2,187,925 1,155,063 1,061,680

Thomas F. Splaine, Jr., Senior Vice President and Chief Financial Officer	2012 2011 2010	312,000 300,100 279,616	60,000 — —	146,600 330,250 443,450	— — —	156,000 150,050 97,865	85,000 69,000 18,000	61,476 54,932 48,756	821,076 904,332 887,687

(1)	The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC 718, of restricted stock awards pursuant to the 2006 Equity Incentive Plan. No forfeitures occurred during the reported years. Assumptions used in the calculation of these amounts are included in footnote 11 to Old Investors Bancorp’s audited financial statements for the calendar year ended December 31, 2012 included in Old Investors Bancorp’s Annual Report on Form 10-K.
(2)	Cash incentives are paid under Old Investors Bancorp’s Executive Officer Annual Incentive Plan based on calendar year performance.
(3)	The amount in this column reflects the aggregate change in the actuarial present value of the named executive officer’s accumulated benefit under all defined benefit and actuarial pension plans (including supplemental plans) from the measurement date in the immediately preceding calendar year to the measurement date in such calendar year, determined using the interest rate and mortality rate assumptions consistent with those used in Old Investors Bancorp’s financial statements. The amount reported may include amounts in which the named executive officer is not yet vested. Earnings under the Supplemental ESOP and Retirement Plan attributable to the Supplemental ESOP Benefit are not included in this amount because the earnings were not “above-market,” as defined by the SEC.
(4)	The amounts in this column represent all other compensation not properly reported in prior columns in this table, including perquisites, the aggregate value of which exceeds $10,000, and employer contributions to defined contribution plans. See the “All Other Compensation” and “Perquisites” tables below for a breakdown of these amounts for the year ended December 31, 2012.

ALL OTHER COMPENSATION

Name	Perquisites and Other Personal Benefits ($) (1)	Dividends on Unvested Stock Awards ($)	Company Contribution for Medical and Insurance Benefits ($)	Company Contributions to ESOP and 401(k) Plan and Supplemental ESOP ($)	Total ($)

Kevin Cummings	32,938	18,393	14,725	108,998	175,054

Domenick A. Cama	15,856	12,857	14,725	71,308	114,746

Richard S. Spengler	8,847	6,714	14,725	46,611	76,897

Paul Kalamaras	18,662	6,671	2,778	41,013	69,125

Thomas F. Splaine, Jr.	6,186	2,821	14,638	37,830	61,476

(1)	A detailed description of the perquisites included in this column is set forth in the table below.

PERQUISITES

Name	Automobile Allowance ($)	Long Term Care ($)	Club Dues ($)	Executive Health Exam ($)	Total Perquisites and Other Personal Benefits ($)

Kevin Cummings	11,617	8,107	587	12,628	32,938

Domenick A. Cama	5,365	9,898	593	—	15,856

Richard S. Spengler	3,782	3,945	1,121	—	8,847

Paul Kalamaras	5,111	12,262	1,289	—	18,662

Thomas F. Splaine, Jr.	—	6,186	—	—	6,186

Plan-Based Awards. The following table sets forth certain information as to grants during calendar 2012 of plan-based awards to the named executive officers under the Executive Officer Annual Incentive Plan.

GRANTS OF PLAN-BASED AWARDS TABLE FOR 2012
					All Other Stock Awards Number of Shares or Units (#)	All Other Option Awards Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Estimated Payouts Under Non-Equity Incentive Plan Awards(1)
		Threshold ($)	Target ($)	Maximum ($)

Kevin Cummings	3/26/2012	654,500	794,750	935,000	—	—	—	—
	1/23/2012				150,000	—	—	2,199,000

Domenick A. Cama	3/26/2012	347,760	422,280	496,800	—	—	—	—
	1/23/2012				100,000	—	—	1,466,000

Richard S. Spengler	3/26/2012	180,000	210,000	240,000	—	—	—	—
	1/23/2012				45,000	—	—	659,700

Paul Kalamaras	3/26/2012	180,000	202,500	225,000	—	—	—	—
	1/23/2012				55,000	—	—	806,300

Thomas F. Splaine, Jr.	3/26/2012	124,800	140,400	156,000	—	—	—	—
	1/23/2012				10,000	—	—	146,600

(1)	Estimated payouts under non-equity incentive plan awards assume 100% achievement of individual personal performance goals.

For a narrative description of the material factors necessary to an understanding of the information disclosed in the Summary Compensation Table and in the Grants of Plan-Based Awards Table for 2012, please see the Compensation Discussion and Analysis above.

Outstanding Equity Awards at Year End. The following table sets forth information with respect to outstanding equity awards as of December 31, 2012 for the named executive officers.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2012

	Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)

Kevin Cummings	11/20/06	450,000	—	15.25	11/20/16	—	—
	2/23/10	—	—	—	—	89,286	1,587,505
	1/25/11	—	—	—	—	128,572	2,286,000
	1/23/12	—	—	—	—	150,000	2,667,000

Domenick A. Cama	11/20/06	400,000	—	15.25	11/20/16	—	—
	2/23/10	—	—	—	—	71,429	1,270,008
	1/25/11	—	—	—	—	85,715	1,524,013
	1/23/12	—	—	—	—	100,000	1,778,000

Richard S. Spengler	11/20/06	200,000	—	15.25	11/20/16	—	—
	2/23/10	—	—	—	—	46,429	825,508
	1/25/11	—	—	—	—	42,858	762,015
	1/23/12	—	—	—	—	45,000	800,100

Paul Kalamaras	11/18/08	112,000	28,000	13.69	11/18/18	12,000	213,360
	2/23/10	—	—	—	—	32,143	571,503
	1/25/11	—	—	—	—	34,286	609,605
	1/23/12	—	—	—	—	55,000	977,900

Thomas F. Splaine, Jr.	11/20/06	175,000	—	15.25	11/20/16	—	—
	2/23/10	—	—	—	—	25,000	444,500
	1/25/11	—	—	—	—	21,429	381,008
	1/23/12	—	—	—	—	10,000	177,800

(1)	Stock options vest over a five-year period commencing on the first anniversary of the date granted.
(2)	Stock options expire if unexercised 10 years after the grant date.
(3)	Stock awards generally vest over a seven-year period commencing on the first anniversary of the date granted, however, if certain performance goals are achieved the vesting will be accelerated to five years commencing in the year in which the performance goal is achieved.
(4)	This amount is based on the fair market value of Old Investors Bancorp common stock on December 31, 2012 of $17.78.

Option Exercises and Stock Vested. The following table provides information concerning stock option exercises and the vesting of stock awards for each named executive officer during 2012. No stock options were exercised by named executive officers during the year ended December 31, 2012.

OPTION EXERCISES AND STOCK VESTED AT DECEMBER 31, 2012

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise ($)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)

Kevin Cummings	—	—	39,285	582,989
Domenick A. Cama	—	—	28,570	423,979
Richard S. Spengler	—	—	16,427	243,777
Paul Kalamaras	—	—	12,142	375,667
Thomas F. Splaine, Jr.	—	—	8,571	127,194

(1)	The value realized on vesting represents the market value on the day the stock vested.

Pension Benefits. The table below shows the present value of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each such named executive officer, under the pension plan determined using interest rate and mortality rate assumptions consistent with those used in Old Investors Bancorp’s financial statements. For a narrative description of each applicable plan, please see the Compensation Discussion and Analysis above.

PENSION BENEFITS AT OR FOR THE YEAR ENDED DECEMBER 31, 2012

Name	Plan Name	Number of Years Credited Service ($) (1)	Present Value of Accumulated Benefit ($) (2)	Payment During Last Year ($)

Kevin Cummings	Defined Benefit Plan	8.5	337,000	—
	Supplemental ESOP and Retirement Plan	8.5	5,457,000	—

Domenick A. Cama	Defined Benefit Plan	22.0	730,000	—
	Supplemental ESOP and Retirement Plan	22.0	2,916,000	—

Richard S. Spengler	Defined Benefit Plan	29.3	656,000	—
	Supplemental ESOP and Retirement Plan	29.3	871,000	—

Paul Kalamaras	Defined Benefit Plan	3.3	90,000	—
	Supplemental ESOP and Retirement Plan	3.3	601,000	—

Thomas F. Splaine, Jr.	Defined Benefit Plan	7.0	143,000	—
	Supplemental ESOP and Retirement Plan	7.0	78,000	—

(1)	The number of years of credited service represents all years of service including years following the change in benefit formula for the Investors Bank Pension Plan on January 1, 2006. For Messrs. Cama and Spengler credited service years include qualified years served at other financial institutions that participated in the Financial Institutions Retirement Fund.
(2)	The figures shown are determined as of the plan’s measurement date of December 31, 2012 for purposes of Old Investors Bancorp’s audited financial statements. For discount rate and other assumptions used for this purpose, please refer to note four in the audited financial statements included in the December 31, 2012 Annual Report on Form 10-K. The aggregate balance reported for the Wage Replacement Plan is not reflected on this table because the value of each named executive officer’s benefit thereunder is offset by his accrued benefits under the Defined Benefit Plan and the defined benefit portion of the Supplemental ESOP and Retirement Plan.

Nonqualified Deferred Compensation. The following table sets forth information with respect to the nonqualified deferred compensation plans at and for the year ended December 31, 2012 for the named executive officers. For a narrative description of the Supplemental ESOP and Retirement Plan, please see the Compensation Discussion and Analysis above.

NONQUALIFIED DEFERRED COMPENSATION AT OR FOR THE YEAR ENDED

DECEMBER 31, 2012

Name	Plan Name	Executive Contributions in Last Year ($)	Registrant Contributions in Last Year ($) (1)	Aggregate Earnings (Loss) in Last Year ($) (2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Year-End ($) (3)

Kevin Cummings	Supplemental ESOP and Retirement Plan	—	81,011	124,331	—	595,106
Domenick A. Cama	Supplemental ESOP and Retirement Plan	—	43,321	57,400	—	280,665
Richard S. Spengler	Supplemental ESOP and Retirement Plan	—	18,624	16,044	—	84,966
Paul Kalamaras	Supplemental ESOP and Retirement Plan	—	13,026	5,630	—	36,306
Thomas F. Splaine, Jr.	Supplemental ESOP and Retirement Plan	—	9,843	5,512	—	32,634

(1)	The value of the non-qualified Supplemental ESOP contribution made in calendar 2012 is based on the fair market value of Old Investors Bancorp common stock on December 31, 2012 of $17.78. These contributions are included in the Summary Compensation Table.
(2)	The aggregate earnings (loss) for the Supplemental ESOP and Retirement Plan reflect the change in value of phantom shares issued prior to calendar 2012 based on the fair market value of Old Investors Bancorp common stock in December 31, 2012 of $17.78. This amount is not included in the Summary Compensation Table because the rate of earnings was not “above-market,” as defined by the SEC.
(3)	The aggregate balances reported for the Supplemental ESOP Plan are based on the market value of Old Investors Bancorp common stock on December 31, 2012 of $17.78. These contributions are not included in the Summary Compensation Table.

Potential Payments Upon Termination or Change in Control. At December 31, 2012, Old Investors Bancorp had three-year employment agreements with Messrs. Cummings, Cama, Spengler and Kalamaras, and a two-year employment agreement with Mr. Splaine. A narrative description of the material terms of the agreements is set forth in the Compensation Discussion and Analysis. The table below reflects the amount of compensation payable to each of the named executive officers pursuant to his employment agreement in the event of termination of his employment. No payments are required under the employment agreements due to a voluntary termination prior to a change in control. The amount of compensation payable to each named executive officer upon (i) involuntary termination (other than for cause); (ii) termination following a change of control; and (iii) in the event of disability is shown below. The amounts shown assume that such termination was effective as of December 31, 2012, and thus includes amounts earned through such time and are estimates of the amounts which would be paid to the executives upon their termination. However, the amounts shown do not include any reduction that would be required to avoid an excess parachute payment under Internal Revenue Code Section 280G for Messrs. Spengler, Kalamaras and Splaine. Messrs. Cummings and Cama are entitled to tax indemnification payments for any excess parachute payments under Internal Revenue Code Section 280G. The amounts shown relating to unvested options and stock awards are based on the fair market value of Old Investors Bancorp common stock on December 31, 2012 of $17.78. The actual amounts to be paid out can only be determined at the time of such executive’s separation from Old Investors Bancorp. The following table does not include amounts payable upon termination of employment under the Supplemental ESOP and Retirement Plan and the Wage Replacement Plan because the present value of the accumulated benefits under each of those plans is set forth in the tables above.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

AS OF DECEMBER 31, 2012

	Mr. Cummings	Mr. Cama	Mr. Spengler	Mr. Kalamaras	Mr. Splaine

Retirement (1)
Retiree Health/Life Insurance	—	—	—	—	—
Stock Option Vesting	—	—	—	—	—
Restricted Stock Vesting	—	—	—	—	—

Early Retirement (1)
Retiree Health/Life Insurance	—	—	—	—	—
Stock Option Vesting	—	—	—	—	—
Restricted Stock Vesting	—	—	—	—	—

Disability
Salary Continuation (2)	2,190,128	1,248,128	945,466	893,450	253,456
Stock Option Vesting	—	—	—	—	—
Restricted Stock Vesting	6,540,515	4,572,020	2,387,623	2,585,728	1,003,308
Other benefits (3)	14,577	15,473	12,490	7,520	16,631

Death
Salary Continuation (5)	935,000	621,000	400,000	375,000	312,000
Stock Option Vesting	—	—	—	—	—
Restricted Stock Vesting	6,540,515	4,572,020	2,387,623	2,585,728	1,003,308
Other benefits (3)	18,417	18,417	17,999	149	18,417

Discharge w/o Cause or Resignation w/ Good Reason - no Change in Control
Stock Option Vesting	—	—	—	—	—
Restricted Stock Vesting	—	—	—	—	—
Salary and Cash Incentive (6)	5,610,000	3,353,400	1,920,000	1,800,000	702,000
Other benefits (3)	83,580	88,956	74,940	35,924	49,892
Excess Pension Benefit (4)(6)	2,623,540	1,355,044	602,416	501,436	45,183

Discharge w/o Cause or Resignation w/ Good Reason - Change in Control - related
Stock Option Vesting	—	—	—	—	—
Restricted Stock Vesting	6,540,515	4,572,020	2,387,623	2,585,728	1,003,308
Salary and Cash Incentive (6)	5,610,000	3,353,400	1,920,000	1,800,000	702,000
Other benefits (3)	83,580	88,956	74,940	35,924	49,892
Excess Pension Benefit (4)(6)	2,623,540	1,355,044	602,416	501,436	45,183
Tax Indemnification Payment (7)	2,747,407	1,784,127	—	—	—

(1)	As of December 31, 2012, none of the named executive officers were eligible for early retirement or retirement.
(2)	Upon disability, the named executive officer is entitled to three years’ salary. Such benefit is reduced by the amount paid by the insurance companies under disability policies, which is not reflected in this table.
(3)	Other benefits include amounts for benefits in effect prior to termination; life, medical, dental, disability and long term care, and is calculated based on the terms specified in the employment agreements.
(4)	Each employment agreement provides that Old Investors Bancorp will pay the excess, if any of: the present value of benefits to which the named executive officer would be entitled to under the defined benefit plans if he had continued working for Old Investors Bancorp for, 36 months in the case if Messrs. Cummings, Cama, Spengler and Kalamaras and 18 months for Mr. Splaine, and the present value of the benefits which he is actually entitled.
(5)	This amount is payable according to normal payroll practices for one year following the named executive officer’s date of death.
(6)	This amount is paid in a lump sum on the date of termination.
(7)	This amount is generally payable in a lump sum to the named executive officer on the date of termination, but it may be timely paid directly to the applicable taxing authorities on behalf of the named executive officer.

Director Compensation

Elements of Director Compensation

Director Fees. Each of the individuals who serve as a director of Old Investors Bancorp also serves as a director of Investors Bank. The non-employee directors of Old Investors Bancorp and Investors Bank are compensated separately for service on each entity’s board. Each non-employee director of Old Investors Bancorp is paid a monthly retainer of $2,000 ($4,000 per month for the Chairman), and $1,500 for each committee meeting attended ($2,500 for the Audit Committee). The Chairman of the Audit Committee is paid an annual retainer of $10,000. The Chairman of the Compensation and Benefits Committee and the Chairman of the Nominating and Corporate Governance Committee are each paid an annual retainer of $8,500. Each non-employee director of Investors Bank is paid a monthly retainer of $4,000 ($8,000 per month for the Chairman) and $2,100 for each Board meeting attended ($4,200 per meeting for the Chairman). Employee directors are not compensated for serving as directors.

The board of directors establishes non-employee director compensation based on recommendations of the Compensation and Benefits Committee. Periodically, the Compensation and Benefits Committee engages the services of a third party consultant and consults external surveys to assist it in a review of director compensation. The Compensation and Benefits Committee did not recommend any changes to the compensation payable to non-employee directors in 2012.

Stock Option and Stock Award Program. Each director is eligible to participate in the 2006 Equity Incentive Plan as described above in the Compensation Discussion and Analysis. The Compensation and Benefits Committee of the board of directors granted a total of 1,709,252 stock options and 683,701 restricted stock awards to directors since the plans inception, which represents 100% of the awards reserved for issuance to non-employee directors. Please see the Director Compensation Table for further details regarding each director’s outstanding stock option award and unvested restricted stock award under the 2006 Equity Incentive Plan. The unvested stock options and restricted stock awards will automatically vest following the consummation of the conversion, and will be exchanged for new stock options and shares of New Investors Bancorp common stock, respectively, pursuant to the exchange ratio.

Director Benefits. For directors and their spouses or spousal equivalents as of 2007, Investors Bank sponsors a long-term care program. Directors become eligible to participate after one year of service either on the board of directors, through past employment or as counsel prior to becoming a director. Each individual policy is owned by the covered person. Investors Bank pays all premiums under the long term care program but will stop paying premiums in the event of the participant’s: (i) resignation from the board of directors prior to attaining normal retirement age (except for health reasons); (ii) relocation outside of the country; or (iii) death. Spousal coverage will be terminated upon: (i) a participant’s resignation prior to normal retirement age (except for health reasons); (ii) divorce from the participant; (iii) the participant no longer qualifying for coverage; (iv) the spouse’s permanent relocation outside of the country; or (v) death. Participants who cannot be insured through an insurance company under the long-term care program will be self-insured by Investors Bank.

Amended and Restated Director Retirement Plan. Investors Bank maintains the Amended and Restated Director Retirement Plan. Effective November 21, 2006, the Amended and Restated Director Retirement Plan was amended to cap compensation at the current level and close the plan to new participants. A director who was (i) not an active employee of Investors Bank upon retirement from board service; (ii) has provided at least ten years of “cumulative service” (service on the board and, if applicable, as an employee or counsel); (iii) retired at age 65 or later or as a result of disability, was eligible to participate in the plan prior to November 21, 2006. Directors Cashill, Dittenhafer and Manahan are the only directors currently participating in the plan.

An eligible director with at least 15 years of cumulative service will be entitled to an annual retirement benefit equal to the sum of 60% of the annual retainer and 13 times the regular board meeting fee in effect for the calendar year proceeding the director’s year of retirement. A director with at least 10 years of cumulative service but less than 15 years will be entitled to 40% of the sum of the annual retainer and 13 times the regular meeting fee in effect for the calendar year preceding the director’s year of retirement, plus a pro-rated percentage of 20% of the sum of the annual retainer and 13 times the regular board meeting fee in effect for the calendar year preceding the director’s year of retirement. The plan includes the annual retainer and board fees, if any, paid by Old Investors Bancorp in determining a director’s retirement benefit.

In the event of a change in control, a director who has not yet attained ten years of service will be deemed to have ten years of service and attained age 65 in order to calculate his benefit under the plan. In the event a director dies prior to retirement, the director’s beneficiary will be entitled to benefit payments in the form of a joint and survivor benefit payable at 100% of the amount paid to the director. Retirement benefits may be paid, at the director’s election, either in monthly payments until the eligible director’s death, or as a joint and survivor form of benefit payable for the lifetime of the eligible director and, upon the eligible director’s death, at 50% of the benefit amount, to the director’s beneficiary, or a joint and survivor form of benefit payable for the lifetime of the director and, upon the director’s death, at 100% of the amount, to the director’s beneficiary during the beneficiary’s lifetime. In order to receive retirement benefits under the plan, the director must remain a director emeritus in good standing after retirement and must not engage in any business enterprise which competes with Investors Bank nor disclose any confidential information relative to the business of Investors Bank.

Deferred Directors Fee Plans. Investors Bank maintains the Investors Bank Deferred Directors Fee Plan. Each non-employee member of the board of directors of Investors Bank is eligible to participate in the plan and has the right to elect to defer the receipt of all or any part of the director fees earned as a member of the board of directors of Investors Bank. Compensation deferred under the plan and interest (at a rate equal to one and one-half percent below the prime rate) thereon is payable upon the earlier of the participant’s death, disability or separation from service. Such deferred compensation will be payable in a lump sum, unless the participant has elected payment in monthly installments over a period of up to ten years.

Old Investors Bancorp maintains the Investors Bancorp, Inc. Deferred Directors Fee Plan. Each non-employee member of the board of directors of Old Investors Bancorp is eligible to participate in the plan and has the right to elect to defer the receipt of all or any part of the director fees earned as a member of the board of directors of Old Investors Bancorp. Compensation deferred under the plan and interest (at a rate equal to one and one-half percent below the prime rate) thereon is payable upon the earlier of the participant’s death, disability or separation from service. Such deferred compensation will be payable in a lump sum, unless the participant has elected payment in monthly installments over a period of up to ten years.

Summary of Directors’ Compensation. The following table sets forth for the year ended December 31, 2012 certain information as to total compensation paid to non-employee directors.

DIRECTORS COMPENSATION TABLE

Name	Old Investors Bancorp Fees Earned or Paid in Cash ($)	Investors Bank Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2)	All Other Compensation ($) (3)	Total ($)

Doreen R. Byrnes	29,500	83,500	—	—	—	8,607	121,607

Robert M. Cashill	52,000	167,000	—	—	29,000	10,961	258,961

William V. Cosgrove	26,000	83,500	—	—	—	35,870	145,370

Brian D. Dittenhafer	59,000	83,500	—	—	40,000	11,646	194,146

James J. Garibaldi	18,000	59,100	—	—	—	—	77,100

Vincent D. Manahan (4)	59,000	83,500	—	—	2,000	9,334	153,834

Stephen J. Szabatin (4)	60,500	83,500	—	—	—	12,854	156,854

James H. Ward	50,500	83,500	—	—	—	—	134,000

(1)	At December 31, 2012, the directors had the following outstanding equity awards:

Name	Stock Awards (#)	Option Awards (#)
Doreen R. Byrnes	—	—
Robert M. Cashill	—	—
William V. Cosgrove	—	—
Brian D. Dittenhafer	3,906	244,178
James J. Garibaldi	—	—
Vincent D. Manahan	3,906	244,178
Stephen J. Szabatin	3,906	244,178
James H. Ward	—	—

*	Each director has 195,343 option awards with an exercise price of $15.25 and 48,835 option awards within an exercise price of $13.38.
(2)	This amount represents the aggregate change in the present value of a director’s accumulated benefit under the Amended and Restated Director Retirement Plan.
(3)	This amount includes perquisites and other personal benefits, or property, if the aggregate amount for each director is at least $10,000. Specifically, this amount represents the premiums paid for long term care coverage for Messrs. Cashill, Dittenhafer, Manahan and Szabatin and Ms. Byrnes and their spouses or spousal equivalents. In addition, the amount includes automobile allowance and club dues for Mr. Cosgrove.
(4)	Directors Manahan and Szabatin retired from the Board on December 17, 2013.

Benefits to be Considered Following Completion of the Conversion

Following the stock offering, we intend to adopt a new stock-based benefit plan that will provide for grants of stock options and restricted common stock awards. If adopted within 12 months following the completion of the conversion, the number of shares reserved for the exercise of stock options or available for stock awards under the stock-based benefit plan would generally be limited to 10% and 4%, respectively, of the shares sold in the stock offering and issued to the Charitable Foundation.

The stock-based benefit plan will not be established sooner than six months after the stock offering and if adopted within one year after the stock offering would require the approval of a majority of the votes eligible to be cast by stockholders. If the stock-based benefit plan is established more than one year after the stock offering, it would require the approval of our stockholders by a majority of votes cast. The following additional restrictions would apply to our stock-based benefit plan only if the plan is adopted within one year after the stock offering:

•	non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plan;

•	any one non-employee director may not receive more than 5% of the options and restricted stock awards authorized under the plan;

•	any officer or employee may not receive more than 25% of the options and restricted stock awards authorized under the plan;

•	any tax-qualified employee stock benefit plans and restricted stock plans, in the aggregate, may not acquire more than 10% of the shares sold in the offering, unless Investors Bank has tangible capital of 10% or more, in which case tax-qualified employee stock benefit plans and restricted stock plans, may acquire up to 12% of the shares sold in the offering;

•	the options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plan;

•	accelerated vesting is not permitted except for death, disability or upon a change in control of Investors Bank or New Investors Bancorp; and

•	our executive officers or directors must exercise or forfeit their options in the event that Investors Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.

We have not determined whether we will present the stock-based benefit plan for stockholder approval prior to or more than 12 months after the completion of the conversion. In the event either federal or state regulators change their regulations or policies regarding stock-based benefit plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

We may obtain the shares needed for our stock-based benefit plans by issuing additional shares of common stock from authorized but unissued shares or through stock repurchases.

The actual value of the shares awarded under the stock-based benefit plan will be based in part on the price of New Investors Bancorp’s common stock at the time the shares are awarded. The stock-based benefit plan is subject to stockholder approval, and cannot be implemented until at least six months after the offering. The following table presents the total value of all shares of restricted stock that would be available for issuance under the stock-based benefit plan, assuming the shares are awarded when the market price of our common stock ranges from $8.00 per share to $14.00 per share.

Share Price	6,500,000 Shares Awarded at Minimum of Offering Range	7,640,000 Shares Awarded at Midpoint of Offering Range	8,780,000 Shares Awarded at Maximum of Offering Range	10,091,000 Shares Awarded at Adjusted Maximum of Offering Range
(In thousands, except share price information)

$8.00	$52,000,000	$61,120,000	$70,240,000	$80,728,000
10.00	65,000,000	76,400,000	87,800,000	100,910,000
12.00	78,000,000	91,680,000	105,360,000	121,092,000
14.00	91,000,000	106,960,000	122,920,000	141,274,000

The grant-date fair value of the options granted under the stock-based benefit plan will be based in part on the price of New Investors Bancorp’s common stock at the time the options are granted. The value also will depend on the various assumptions utilized in the option pricing model ultimately adopted. The following table presents the total estimated value of the options to be available for grant under the stock-based benefit plan, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share. The Black-Scholes option pricing model provides an estimate only of the fair value of the options, and the actual value of the options may differ significantly from the value set forth in this table.

Exercise Price	Grant-Date Fair Value Per Option	16,250,000 Options at Minimum of Offering Range	19,100,000 Options at Midpoint of Offering Range	21,950,000 Options at Maximum of Offering Range	25,227,500 Options at Adjusted Maximum of Offering Range
(In thousands, except exercise price and fair value information)

$8.00	$2.05	$33,312,500	$39,155,000	$44,997,500	$51,716,375
10.00	2.56	41,600,000	48,896,000	56,192,000	64,582,400
12.00	3.07	49,887,500	58,637,000	67,386,500	77,448,425
14.00	3.58	58,175,000	68,378,000	78,581,000	90,314,450

The tables presented above are provided for informational purposes only. There can be no assurance that our stock price will not trade below $10.00 per share. Before you make an investment decision, we urge you to read this prospectus carefully, including, but not limited to, the section entitled “Risk Factors” beginning on page 20.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table provides the beneficial ownership of shares of common stock of Old Investors Bancorp held by our directors and executive officers, individually and as a group, and all individuals known to management to own more than 5% of our common stock as of [record date]. Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the number of shares shown and has not pledged any shares of common stock as security for a loan.

Name of Beneficial Owner	Total Shares Beneficially Owned		Percent of All Common Stock Outstanding

Directors:
Robert M. Cashill	748,111		*
Kevin Cummings	989,881		*
Domenick A. Cama	798,111		*
Doreen R. Byrnes	233,976		*
William V. Cosgrove	126,009		*
Brian D. Dittenhafer	295,985		*
James J. Garibaldi	1,000		*
Vincent D. Manahan III (1)	393,849		*
Stephen J. Szabatin (1)	332,849		*
James H. Ward III	126,102		*
Robert C. Albanese	28,820		*
Dennis M. Bone	16,488		*
Michele N. Siekerka	49,227		*
Brendan J. Dugan	4,200		*
Paul Statholopoulos (2)	27,436		*

Executive Officers Other Than Directors:			*
Richard S. Spengler	434,679		*
Paul Kalamaras	328,110		*
Thomas F. Splaine, Jr.	311,567		*

All directors and executive officers as a group (18 persons)	5,246,400		3.77%

Investors Bancorp, MHC 101 JFK Parkway Short Hills, New Jersey 07078	84,939,031	(3)	61.29%

Investors Bancorp, MHC and all directors and executive officers as a group			65.08%

Less than 1%.

(1)	Retired as of December 17, 2013.
(2)	Director of Investors Bank.
(3)	Includes shares issued in connection with the acquisition of Roma Financial Corporation and shares anticipated to be issued in connection with the proposed acquisition of Gateway Community Financial Corp.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth, for each of New Investors Bancorp’s directors and executive officers, and for all of these individuals as a group, the following information:

(i)	the number of exchange shares to be held upon completion of the conversion, based upon their beneficial ownership of Old Investors Bancorp common stock as of [record date];

(ii)	the proposed purchases of subscription shares, assuming sufficient shares of common stock are available to satisfy their subscriptions; and

(iii)	the total shares of common stock to be held upon completion of the conversion.

In each case, it is assumed that subscription shares are sold at the minimum of the offering range. See “The Conversion and Offering—Additional Limitations on Common Stock Purchases.” Federal regulations prohibit our directors and officers from selling the shares they purchase in the offering for one year after the date of purchase. Subscriptions by management through our 401(k) plan are included in the proposed purchases set forth below and will be counted as part of the maximum number of shares such individuals may subscribe for in the stock offering and as part of the maximum number of shares directors and officers may purchase in the stock offering.

	Number of Exchange Shares to Be Held (2)	Proposed Purchases of Stock in the Offering (1)		Total Common Stock to be Held at Minimum of Offering Range (3)
Name of Beneficial Owner				Number of Shares	Percentage of Shares Outstanding
		Number of Shares	Amount

Robert M. Cashill	1,401,511	25,000	$250,000	1,426,511		*%
Kevin Cummings	1,854,443	25,000	250,000	1,879,443		*
Domenick A. Cama	1,495,181	25,000	250,000	1,520,181		*
Doreen R. Byrnes	438,330	15,000	150,000	453,330		*
William V. Cosgrove	236,065	10,000	100,000	246,065		*
Brian D. Dittenhafer	554,498	10,000	100,000	564,498		*
James J. Garibaldi	1,873	10,000	100,000	11,873		*
James H. Ward III	236,239	10,000	100,000	246,239		*
Robert C. Albanese	53,991	20,000	200,000	73,991		*
Dennis M. Bone	30,888	25,000	250,000	55,888		*
Michele N. Siekerka	92,221	15,000	150,000	107,221		*
Brendan J. Dugan	7,868	10,000	100,000	17,868		*
Paul Statholopoulos (4)	51,398	35,000	350,000	86,398		*
Richard S. Spengler	814,327	10,000	100,000	824,327		*
Paul Kalamaras	614,681	15,000	150,000	629,681		*
Thomas F. Splaine, Jr.	583,689	25,000	250,000	608,689		*

Total for Directors and Executive Officers as a group	8,467,203	285,000	$2,850,000	8,752,203	2.91%

*	Less than 1%.
(1)	Includes proposed subscriptions, if any, by associates.
(2)	Based on information presented in “Beneficial Ownership of Common Stock,” and assuming an exchange ratio of 1.8734 at the minimum of the offering range.
(3)	At the maximum of the offering range, directors and executive officers would own 11,740,630 shares, or 3.28% of our outstanding shares of common stock.
(4)	Director of Investors Bank.

THE CONVERSION AND OFFERING

The boards of directors of Old Investors Bancorp and Investors Bancorp, MHC have approved the plan of conversion and reorganization. The plan of conversion and reorganization must also be approved by the depositors of Investors Bank and the stockholders of Old Investors Bancorp. A special meeting of depositors and a special meeting of stockholders have been called for this purpose. The Federal Reserve Board has conditionally approved the application that includes the plan of conversion and reorganization; however, such approval does not constitute a recommendation or endorsement of the plan of conversion and reorganization by that agency.

General

The boards of directors of Old Investors Bancorp and Investors Bancorp, MHC adopted the plan of conversion and reorganization on December 17, 2013. Pursuant to the plan of conversion and reorganization, our organization will convert from the mutual holding company form of organization to the fully stock form. Investors Bancorp, MHC, the mutual holding company parent of Old Investors Bancorp, will be merged into Old Investors Bancorp, and Investors Bancorp, MHC will no longer exist. Old Investors Bancorp, which owns 100% of Investors Bank, will be merged into New Investors Bancorp. As part of the conversion, the ownership interest of Investors Bancorp, MHC in Old Investors Bancorp will be offered for sale in the stock offering. When the conversion is completed, all of the outstanding common stock of Investors Bank will be owned by New Investors Bancorp, and all of the outstanding common stock of New Investors Bancorp will be owned by public stockholders (including the Charitable Foundation). A diagram of our corporate structure before and after the conversion is set forth in the “Summary” section of this prospectus.

Under the plan of conversion and reorganization, at the completion of the conversion and offering, each share of Old Investors Bancorp common stock owned by persons other than Investors Bancorp, MHC will be converted automatically into the right to receive new shares of New Investors Bancorp common stock determined pursuant to an exchange ratio. The exchange ratio is designed to ensure that immediately after the exchange of existing shares of Old Investors Bancorp common stock for new shares of New Investors Bancorp, public stockholders will own the same aggregate percentage of shares of common stock of New Investors Bancorp that they owned in Old Investors Bancorp immediately prior to the conversion, as adjusted for the assets of Investors Bancorp, MHC, and excluding any shares they purchased in the offering, their receipt of cash paid in lieu of fractional shares and the effect of the shares issued to the Charitable Foundation. See “—Impact of Investors Bancorp, MHC’s Assets On Minority Stock Ownership.”

We intend to retain between $725.0 million and $1.13 billion of the net proceeds of the offering and to invest between $783.7 million and $1.22 billion of the net proceeds in Investors Bank. The conversion will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered pursuant to the plan of conversion and reorganization.

The plan of conversion and reorganization provides that we will offer shares of common stock for sale in the subscription offering to eligible account holders, our tax-qualified employee benefit plans, including our employee stock ownership plan and 401(k) plan, supplemental eligible account holders and other depositors. We are also offering shares of common stock not subscribed for in the subscription offering in a firm commitment underwritten offering with RBC and KBW serving as joint book-running managers. See “—Firm Commitment Underwritten Offering” herein.

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation appraisal of the estimated pro forma market value of New Investors Bancorp. All shares of common stock to be sold in the offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock. The independent valuation will be updated and the final number of the shares of common stock to be issued in the offering will be determined at the completion of the offering. See “—Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

The following is a brief summary of the conversion and is qualified in its entirety by reference to the provisions of the plan of conversion and reorganization. The plan of conversion and reorganization is filed as an exhibit to the registration statement we have filed with the SEC, of which this prospectus is a part. Copies of the registration statement may be obtained from the SEC or online at the SEC’s website, www.sec.gov. See “Where You Can Find Additional Information.”

Reasons for the Conversion

Our primary reasons for converting and undertaking the stock offering are to:

•	Enhance our capital position. A strong capital position is essential to achieving our long-term objective of building stockholder value. While Investors Bank exceeds all regulatory capital requirements, the proceeds from the offering will greatly strengthen our capital position and enable us to support our planned growth and expansion. Minimum regulatory capital requirements are also expected to increase in the future, and compliance with these new requirements will be essential to the continued implementation of our business strategy.

•	Improve the trading liquidity of our shares of common stock. The larger number of shares that will be outstanding after completion of the conversion and offering will result in a more liquid and active market than currently exists for Old Investors Bancorp common stock. A more liquid and active market would make it easier for our stockholders to buy and sell our common stock and would give us greater flexibility in implementing capital management strategies.

•	Transition Investors Bank to a more familiar and flexible holding company structure. The stock holding company structure is a more familiar form of organization which we believe will make our common stock more appealing to investors, and will give us greater flexibility to access the capital markets through possible future equity and debt offerings, although we have no current plans, agreements or understandings regarding any additional securities offerings. The stock holding company form will give us greater flexibility to structure, and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions as opportunities arise.

Approvals Required

The affirmative vote of a majority of the total votes eligible to be cast by the depositors of Investors Bank is required to approve the plan of conversion and reorganization. By their approval of the plan of conversion and reorganization, the depositors of Investors Bank will also be approving the merger of Investors Bancorp, MHC into Old Investors Bancorp. The affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock of Old Investors Bancorp and the affirmative vote of the holders of a majority of the outstanding shares of common stock of Old Investors Bancorp held by the public stockholders of Old Investors Bancorp (stockholders other than Investors Bancorp, MHC) also are required to approve the plan of conversion and reorganization. The plan of conversion and reorganization also must be approved by the Federal Reserve Board and the New Jersey Department of Banking and Finance.

The affirmative vote of a majority of the total number of votes entitled to be cast at the special meeting by Old Investors Bancorp stockholders and the affirmative vote of a majority of the total number of votes entitled to be cast at the special meeting by Old Investors Bancorp stockholders other than Investors Bancorp, MHC is required to approve the additional funding of the Charitable Foundation. The affirmative vote of a majority of the total votes eligible to be cast by the depositors of Investors Bank is also required to approve the additional funding of the Charitable Foundation. However, the completion of the conversion and offering is not dependent upon the approval of the additional funding of the Charitable Foundation.

Share Exchange Ratio for Public Stockholders

The plan of conversion provides that the public stockholders will be entitled to exchange their shares for common stock of the new holding company, provided that the mutual holding company demonstrates to the satisfaction of the Federal Reserve Board that the basis for the exchange is fair and reasonable. At the completion of the conversion, each publicly held share of Old Investors Bancorp common stock will be converted automatically into the right to receive a number of shares of New Investors Bancorp common stock. The number of shares of common stock will be determined pursuant to the exchange ratio, which ensures that the public stockholders will own the same percentage of common stock in New Investors Bancorp after the conversion as they held in Old Investors Bancorp immediately prior to the conversion, exclusive of their purchase of additional shares of common stock in the offering and their receipt of cash in lieu of fractional exchange shares, the effect of the shares issued to the Charitable Foundation and after taking into account the assets held by Investors Bancorp, MHC, other than shares of common stock of Old Investors Bancorp. The exchange ratio will not depend on the market value of Old Investors Bancorp common stock. The exchange ratio will be based on the percentage of Old Investors Bancorp common stock held by the public, the assets of Investors Bancorp, MHC, the independent valuation of New Investors Bancorp prepared by RP Financial, LC., and the number of shares of common stock issued in the offering. The exchange ratio is expected to range from approximately 1.8734 shares for each publicly held share of Old Investors Bancorp at the minimum of the offering range to 2.9148 shares for each publicly held share of Old Investors Bancorp at the adjusted maximum of the offering range.

The following table shows how the exchange ratio will adjust, based on the appraised value of New Investors Bancorp as of November 29, 2013, assuming public stockholders of Old Investors Bancorp, including former stockholders of Roma Financial Corporation, own 38.1% of Old Investors Bancorp common stock immediately prior to the completion of the conversion. The table also shows the number of shares of New Investors Bancorp common stock a hypothetical owner of shares of Old Investors Bancorp common stock would receive in exchange for 100 shares of Old Investors Bancorp common stock owned at the completion of the conversion, depending on the number of shares of common stock issued in the offering.

	Shares to be Sold in This Offering		Shares of New Investors Bancorp to be Issued for Shares of Old Investors Bancorp		Shares to be issued to the Charitable Foundation		Total Shares of Common Stock to be Outstanding After the Offering (1)	Exchange Ratio (1)	Equivalent Value of Shares Based Upon Offering Price (2)	Equivalent Pro Forma Tangible Book Value Per Exchanged Share (3)	Shares to be Received for 100 Existing Shares (4)
	Amount	Percent	Amount	Percent	Amount	Percent

Minimum	161,500,000	61.6%	99,972,829	38.1%	1,000,000	0.38%	262,472,829	1.8734	$18.73	$19.20	187
Midpoint	190,000,000	61.6	117,615,093	38.1	1,000,000	0.32	308,615,093	2.2040	22.04	21.05	220
Maximum	218,500,000	61.6	135,257,356	38.1	1,000,000	0.28	354,757,356	2.5346	25.35	22.91	253
Adjusted Maximum	251,275,000	61.6	155,545,960	38.1	1,000,000	0.25	407,820,960	2.9148	29.15	25.04	291

(1)	Valuation and ownership ratios reflect dilutive impact of Investors Bancorp, MHC’s assets upon completion of the conversion. See “Impact of Investors Bancorp, MHC’s Assets On Minority Stock Ownership” for more information regarding the dilutive impact of Investors Bancorp, MHC’s assets on the valuation and ownership ratios.
(2)	Represents the value of shares of New Investors Bancorp common stock to be received in the conversion by a holder of one share of Old Investors Bancorp, pursuant to the exchange ratio, based upon the $10.00 per share purchase price.
(3)	Represents the pro forma tangible book value per share at each level of the offering range multiplied by the respective exchange ratio.
(4)	Cash will be paid in lieu of fractional shares.

Options to purchase shares of Old Investors Bancorp common stock that are outstanding immediately prior to the completion of the conversion will be converted into options to purchase shares of New Investors Bancorp common stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the exchange ratio. The aggregate exercise price, term and vesting period of the options will remain unchanged.

The conversion of outstanding publicly held shares of Old Investors Bancorp common stock into the right to receive shares of New Investors Bancorp common stock will occur automatically at the completion of the conversion. As soon as practicable after the completion of the conversion, our transfer agent will send a transmittal form to each public stockholder of Old Investors Bancorp who holds physical stock certificates. The transmittal form will contain instructions on how to surrender certificates evidencing Old Investors Bancorp common stock in exchange for shares of New Investors Bancorp common stock in book entry form, to be held electronically on the books of our transfer agent. New Investors Bancorp will not issue stock certificates. We expect that a statement reflecting your ownership of shares of common stock of New Investors Bancorp will be distributed by our transfer agent within five business days after the transfer agent receives properly executed transmittal forms, Old Investors Bancorp stock certificates and other required documents. Shares held by public stockholders in street name (such as in a brokerage account) will be exchanged within their accounts automatically upon the completion of the conversion; no transmittal forms will be mailed relating to these shares.

No fractional shares of our common stock will be issued to any public stockholder of Old Investors Bancorp when the conversion is completed. For each fractional share that would otherwise be issued to a stockholder who holds a stock certificate, we will pay by check an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 offering purchase price per share. Payment for fractional shares will be made as soon as practicable after the receipt by the transfer agent of the transmittal forms and the surrendered Old Investors Bancorp stock certificates. If your shares of common stock are held in street name, you will automatically receive cash in lieu of a fractional share in your brokerage account.

You should not forward your stock certificate(s) until you have received a transmittal form, which will include forwarding instructions. After the conversion, stockholders will not receive evidence of their ownership of shares of New Investors Bancorp common stock and will not be paid dividends on the shares of New Investors Bancorp common stock until certificates representing shares of Old Investors Bancorp common stock are surrendered for exchange in compliance with the terms of the transmittal form. When stockholders surrender their certificates, any unpaid dividends will be paid without interest. For all other purposes, however, each certificate that represents shares of Old Investors Bancorp common stock outstanding at the effective date of the conversion will be considered to evidence ownership of shares of New Investors Bancorp common stock into which those shares have been converted by virtue of the conversion.

If a certificate for Old Investors Bancorp common stock has been lost, stolen or destroyed, the stockholder will be required to submit necessary forms to our transfer agent and to purchase a bond from a surety company at the stockholder’s expense.

All shares of New Investors Bancorp common stock that we issue in exchange for existing shares of Old Investors Bancorp common stock will be considered to have been issued in full satisfaction of all rights pertaining to such shares of common stock, subject, however, to our obligation to pay any dividends or make any other distributions with a record date prior to the effective date of the conversion that may have been declared by us on or prior to the effective date, and which remain unpaid at the effective date.

Effects of Conversion on Depositors

Continuity. The conversion will not affect the normal business of Investors Bank of accepting deposits and making loans. Investors Bank will continue to be a federally chartered savings bank and will continue to be regulated by the NJDBI and the FDIC. After the conversion, Investors Bank will continue to offer existing services to depositors, borrowers and other customers. The directors serving Old Investors Bancorp at the time of the conversion will be the directors of New Investors Bancorp after the conversion.

Effect on Deposit Accounts. Pursuant to the plan of conversion and reorganization, each depositor of Investors Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the FDIC to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans. No loan outstanding from Investors Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

Effect on Voting Rights of Depositors. At present, depositors of Investors Bank have limited voting rights in Investors Bancorp, MHC. Upon completion of the conversion, depositors will no longer have any voting rights. Upon completion of the conversion, all voting rights in Investors Bank will be vested in New Investors Bancorp as the sole stockholder of Investors Bank. The stockholders of New Investors Bancorp will possess exclusive voting rights with respect to New Investors Bancorp common stock.

Tax Effects. We have received an opinion of counsel with regard to the federal income tax consequences of the conversion and an opinion of tax advisor with regard to the state income tax consequences of the conversion to the effect that the conversion will not be a taxable transaction for federal or state income tax purposes to New Investors Bancorp, Investors Bancorp, MHC, Old Investors Bancorp, the public stockholders of Old Investors Bancorp (except for cash paid for fractional shares), depositors of Investors Bank, Eligible Account Holders, Supplemental Eligible Account Holders, or Investors Bank. See “—Material Income Tax Consequences.”

Effect on Liquidation Rights. Each depositor in Investors Bank has both a deposit account in Investors Bank and a pro rata ownership interest in the net worth of Investors Bancorp, MHC based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This ownership interest of depositors may be realized in the event of a complete liquidation of Investors Bancorp, MHC and Investors Bank; however, there has never been a liquidation of a solvent mutual holding company. Any depositor who opens a deposit account obtains a pro rata ownership interest in Investors Bancorp, MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Investors Bancorp, MHC, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a stock subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which would be realizable value in the unlikely event that Investors Bancorp, MHC and Investors Bank are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Investors Bancorp, MHC after other claims, including claims of depositors to the amounts of their deposits, are paid.

Under the plan of conversion, Eligible Account Holders and Supplemental Eligible Account Holders will receive an interest in liquidations account maintained by New Investors Bancorp and Investors Bank in an aggregate amount equal to (i) Investors Bancorp, MHC’s ownership interest in Old Investors Bancorp’s total stockholders’ equity as of the date of the latest statement of financial condition used in this prospectus plus (ii) the value of the net assets of Investors Bancorp, MHC as of the date of the latest statement of financial condition of Investors Bancorp, MHC prior to the consummation of the conversion (excluding its ownership of Old Investors Bancorp). New Investors Bancorp and Investors Bank will hold the liquidation accounts for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Investors Bank after the conversion. The liquidations account would be distributed to Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts in Investors Bank only in the event of a liquidation of (a) Investors Bancorp and Investors Bank or (b) Investors Bank. The liquidation account in Investors Bank would be used only in the event that New Investors Bancorp does not have sufficient assets to fund its obligations under its liquidation account. The total obligation of New Investors Bancorp and Investors Bank under their liquidation accounts will never exceed the dollar amount of New Investors Bancorp’s liquidation account as adjusted from time to time pursuant to the plan of conversion and federal regulations. See “—Liquidation Rights.”

Stock Pricing and Number of Shares to be Issued

The plan of conversion and reorganization and federal regulations require that the aggregate purchase price of the common stock sold in the offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. We have retained RP Financial, LC. to prepare an independent valuation appraisal. For its services in preparing the initial valuation, RP Financial, LC. will receive a fee of $400,000, as well as payment for reimbursable expenses and an additional $25,000 for each valuation update, as necessary. We have agreed to indemnify RP Financial, LC. and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from RP Financial, LC.’s bad faith or negligence.

The independent valuation was prepared by RP Financial, LC. in reliance upon the information contained in this prospectus, including the consolidated financial statements of Old Investors Bancorp. RP Financial, LC. also considered the following factors, among others:

•	the present results and financial condition of Old Investors Bancorp and the projected results and financial condition of New Investors Bancorp;

•	the economic and demographic conditions in Old Investors Bancorp’s existing market area;

•	certain historical, financial and other information relating to Old Investors Bancorp;

•	a comparative evaluation of Old Investors Bancorp’s operating and financial characteristics with those of other similarly situated publicly traded savings institutions located throughout the United States;

•	the effect of the conversion and offering on New Investors Bancorp’s stockholders’ equity and earnings potential;

•	New Investors Bancorp’s proposed dividend policy;

•	the trading market for securities of comparable institutions and general conditions in the market for such securities; and

•	the issuance of shares and contribution of cash to the Charitable Foundation.

The independent valuation appraisal considered the pro forma effect of the offering. Consistent with federal appraisal guidelines, the appraisal applied three primary methodologies: (i) the pro forma price-to-book value approach applied to both reported book value and tangible book value; (ii) the pro forma price-to-earnings approach applied to reported and core earnings; and (iii) the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based on the current market valuations of the peer group companies. RP Financial, LC. placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value. RP Financial, LC. considered the pro forma price to assets approach to be less meaningful in preparing the appraisal, as this approach is more meaningful when a company has low equity or earnings. The price to assets approach is less meaningful for a company like us, as we have equity in excess of regulatory capital requirements and positive reported and core earnings.

In applying each of the valuation methods, RP Financial, LC. considered adjustments to the pro forma market value based on a comparison of New Investors Bancorp with the peer group. In applying each of the valuation methods, RP Financial, LC. considered adjustments to the pro forma market value based on a comparison of New Investors Bancorp with the peer group. RP Financial, LC. made a slight upward adjustment for financial condition and a slight upward adjustment for asset growth. RP Financial, LC. made no adjustments for profitability, growth and viability of earnings, primary market area, dividends, liquidity of the shares, management, marketing of the issue or effect of government regulations and regulatory reform. RP Financial, LC. made a slight upward adjustment for financial condition due to New Investor Bancorp’s interest-earning composition that provided for a higher interest rate spread compared to the peer group and stronger pro forma capital position compared to the peer group. The slight upward applied for asset growth was due to New Investors Bancorp’s stronger historical asset growth that was supported by stronger loan growth relative to the peer group’s comparable growth rates, and New Investors Bancorp’s greater pro forma leverage capacity compared to the peer group.

Included in RP Financial, LC.’s independent valuation were certain assumptions as to the pro forma earnings of New Investors Bancorp after the conversion that were utilized in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return of 0.88% for the twelve months ended September 30, 2013 on the net offering proceeds and purchases in the open market of 4% of the common stock issued in the offering by the stock-based benefit plan at the $10.00 per share purchase price. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

The independent valuation states that as of November 29, 2013, the estimated pro forma market value of New Investors Bancorp was $3.09 billion. Based on federal regulations, this market value forms the midpoint of a range with a minimum of $2.62 billion and a maximum of $3.55 billion. The board of directors decided to offer the shares of common stock for a price of $10.00 per share primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The aggregate offering price of the shares will be equal to the valuation range multiplied by the percentage of Old Investors Bancorp common stock owned by Investors Bancorp, MHC taking into account the acquisition of Roma Financial Corporation and proposed acquisition of Gateway Community Financial Corp. and as adjusted to reflect assets held by Investors Bancorp, MHC (including the payment of a $0.05 per share dividend by Old Investors Bancorp to stockholders in the fourth quarter of 2013 and assuming the payment of an equivalent dividend in the first quarter of 2014). The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range, the percentage of Old Investors Bancorp common stock owned by Investors Bancorp, MHC, as adjusted and the $10.00 price per share, the minimum of the offering range is 161,500,000 shares, the midpoint of the offering range is 190,000,000 shares and the maximum of the offering range is 218,500,000 shares.

The board of directors of New Investors Bancorp reviewed the independent valuation and, in particular, considered the following:

•	Old Investors Bancorp’s financial condition and results of operations;

•	a comparison of financial performance ratios of Old Investors Bancorp to those of other financial institutions of similar size;

•	market conditions generally and in particular for financial institutions; and

•	the historical trading price of the publicly held shares of Old Investors Bancorp common stock.

All of these factors are set forth in the independent valuation. The board of directors also reviewed the methodology and the assumptions used by RP Financial, LC. in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended with the approval of the Federal Reserve Board, if required, as a result of subsequent developments in the financial condition of Old Investors Bancorp or Investors Bank or market conditions generally. In the event the independent valuation is updated to amend the pro forma market value to less than $2.62 billion or more than $4.08 billion, the appraisal will be filed with the SEC by a post-effective amendment to New Investors Bancorp’s registration statement.

The following table presents a summary of selected pricing ratios for New Investors Bancorp (on a pro forma basis) and the peer group companies based on earnings and other information as of and for the twelve months ended September 30, 2013, and stock price information for the peer group companies as of November 29, 2013, as reflected in the appraisal report. Compared to the average pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 23.1% on a price-to-book value basis, a discount of 39.0% on a price-to-tangible book value basis and a premium of 69.6% on a price-to-earnings basis. Our board of directors, in reviewing and approving the appraisal, considered the range of price-to-earnings multiples and the range of price-to-book value and price-to-tangible book value ratios at the different amounts of shares to be sold in the offering. The appraisal did not consider one valuation approach to be more important than the other. The estimated appraised value and the resulting premium/discount took into consideration the potential financial effect of the conversion and offering as well as the trading price of Old Investors Bancorp’s common stock. The closing price of the common stock was $24.07 per share on November 29, 2013, the effective date of the appraisal, and $24.03 per share on December 17, 2013, the last trading day immediately preceding the announcement of the conversion.

	Price-to-earnings multiple (1)	Price-to-book value ratio	Price-to-tangible book value ratio
New Investors Bancorp (on a pro forma basis, assuming completion of the conversion)
Adjusted Maximum	43.34x	113.12%	116.41%
Maximum	37.39x	107.18%	110.62%
Midpoint	32.30x	101.11%	104.71%
Minimum	27.27x	93.90%	97.56%

Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	19.04x	131.43%	171.63%
Medians	18.38x	120.50%	176.28%

(1)	Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on an estimate of “core,” or recurring, earnings on a trailing twelve-month basis through September 30, 2013. These ratios are different than those presented in “Pro Forma Data.”

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our shares of common stock. RP Financial, LC. did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial, LC. independently value our assets or liabilities. The independent valuation considers Investors Bank as a going concern and should not be considered as an indication of the liquidation value of Investors Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 price per share.

Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15%, or up to $4.08 billion, without resoliciting subscribers, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 251,275,000 shares, to reflect changes in the market and financial conditions or demand for the shares. We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed. See “—Additional Limitations on Common Stock Purchases” as to the method of distribution of additional shares to be issued in the event of an increase in the offering range of up to 251,275,000 shares.

If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $4.08 billion and a corresponding increase in the offering range to more than 251,275,000 shares, or a decrease in the minimum of the valuation range to less than $2.62 billion and a corresponding decrease in the offering range to fewer than 161,500,000 shares, then we will cancel stock orders, promptly return with interest at 0.05% per annum all funds previously delivered to us to purchase shares of common stock in the subscription offering and cancel deposit account withdrawal authorizations. After consulting with the Federal Reserve Board, we may terminate the plan of conversion and reorganization. Alternatively, we may establish a new offering range, extend the offering period and commence a resolicitation of subscribers or take other actions as permitted by the Federal Reserve Board in order to complete the offering. In the event that we extend the offering and conduct a resolicitation, we will notify subscribers of the extension of time and of the rights of subscribers to place a new stock order for a specified period of time.

An increase in the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and New Investors Bancorp’s pro forma earnings and stockholders’ equity on a per share basis while increasing pro forma earnings and stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber’s ownership interest and New Investors Bancorp’s pro forma earnings and stockholders’ equity on a per share basis, while decreasing pro forma earnings and stockholders’ equity on an aggregate basis.

Copies of the independent valuation appraisal report of RP Financial, LC. and the detailed memorandum setting forth the method and assumptions used in the appraisal report are filed as exhibits to the documents specified under “Where You Can Find Additional Information.”

Subscription Offering and Subscription Rights

In accordance with the plan of conversion and reorganization, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority. The filling of all subscriptions will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and on the maximum, minimum and overall purchase and ownership limitations set forth in the plan of conversion and reorganization and as described below under “—Additional Limitations on Common Stock Purchases.”

Priority 1: Eligible Account Holders. Each depositor of Investors Bank (including certain former depositors of Roma Bank, RomAsia Bank and (assuming consummation of the proposed acquisition) GCF Bank), with aggregate deposit account balances of $50.00 or more (a “Qualifying Deposit”) at the close of business on November 30, 2012 (an “Eligible Account Holder”) will receive, without payment therefor, a nontransferable subscription right to purchase up to $2.55 million (255,000 shares) of our common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated to each Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of our shares of common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest on November 30, 2012. In the event of an oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also directors or executive officers of Old Investors Bancorp or who are associates of such person, will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to their increased deposits in the 12 months preceding November 30, 2012.

Priority 2: Tax-Qualified Plans. Our tax-qualified employee plans, including our employee stock ownership plan and 401(k) plan (as permitted), will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the offering and issued to the Charitable Foundation. We expect our employee stock ownership plan to purchase 3% of the shares of common stock sold in the offering and issued to the Charitable Foundation, although we reserve the right to have our employee stock ownership plan purchase more than 3% of the stock sold in the offering and issued to the Charitable Foundation to the extent necessary to complete the offering at the minimum of the offering range. If market conditions warrant, in the judgment of its trustees, the employee stock ownership plan may instead elect to fill all or a portion of its intended subscription by purchasing shares in the open market following the completion of the conversion, subject to the approval of the Federal Reserve Board. The amount of the subscription requests by the 401(k) plan will be determined by its participants, who will have the right to invest a portion of their 401(k) plan accounts in our common stock, subject to the maximum and overall purchase limitations. However, to comply with the limitations applicable to our tax-qualified employee plans, our 401(k) plan may purchase no more than 7% of the shares of common stock sold in the offering.

Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and our tax-qualified employee stock benefit plans, each depositor of Investors Bank (including certain former depositors of Roma Bank, RomAsia Bank and GCF Bank (assuming consummation of the proposed acquisition)) with a Qualifying Deposit at the close of business on [supplemental date] who is not an Eligible Account Holder (“Supplemental Eligible Account Holder”) will receive, without payment therefor, a nontransferable subscription right to purchase up to $2.55 million (255,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Supplemental Eligible Account Holders, the excess shall be reallocated among those Supplemental Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she has an ownership interest at [supplemental date]. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Priority 4: Other Depositors. To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, our tax-qualified employee stock benefit plans, and Supplemental Eligible Account Holders, each depositor of Investors Bank as of the close of business on [record date] who is not an Eligible Account Holder or Supplemental Eligible Account Holder (“Other Depositors”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $2.55 million (255,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Other Depositor to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated in the proportion that the amount of the subscription of each Other Depositor bears to the total amount of the subscriptions of all Other Depositors whose subscriptions remain unsatisfied.

To ensure proper allocation of common stock, each Other Depositor must list on the stock order form all deposit accounts in which he or she had an ownership interest at [record date]. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Eligible depositors of Investors Bank include certain former depositors of Roma Bank, RomAsia Bank and GCF Bank (assuming consummation of the proposed acquisition). These depositors are deemed to have opened their account at Investors Bank on the dates such accounts were opened at their respective institutions.

Expiration Date. The subscription offering will expire at 2:00 p.m., Eastern Time, on [expiration date], unless extended by us for up to 45 days or such additional periods with the approval of the Federal Reserve Board, if necessary. Subscription rights will expire whether or not each eligible accountholder can be located. We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. Subscription rights which have not been exercised prior to the expiration date will become void. Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond                     , which is two years after the special meeting of depositors to vote on the plan of conversion and reorganization. We are not required to give subscribers notice of any such extension unless such period extends beyond [extension date], in which event we will resolicit subscribers, as described under “—Procedure for Purchasing Shares in Subscription Offering—Expiration Date.”

Firm Commitment Underwritten Offering

Our board of directors may decide to offer for sale shares of common stock not subscribed for or purchased in the subscription offering in a firm commitment underwritten offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a wide distribution of our shares of common stock.

If a firm commitment underwritten offering is held, RBC and KBW, will serve as joint book-running managers. In the event that shares of common stock are sold in a firm commitment underwritten offering, we will pay fees of 3.6% of the aggregate amount of common stock sold in the firm commitment underwritten offering to the joint book-running managers, and any other broker-dealers included in the firm commitment underwritten offering. The shares of common stock will be sold at the same price per share ($10.00 per share) that the shares are sold in the subscription offering.

In the event of a firm commitment underwritten offering, the proposed underwriting agreement will not be entered into with RBC and KBW, and New Investors Bancorp, Old Investors Bancorp, Investors Bank, and Investors Bancorp, MHC until immediately prior to the completion of the firm commitment underwritten offering. At that time, RBC and KBW, and any other broker-dealers included in the firm commitment underwritten offering will represent that they have received sufficient indications of interest to complete the offering. Pursuant to the terms of the underwriting agreement, and subject to certain customary provisions and conditions to closing, upon execution of the underwriting agreement, RBC and KBW, and any other underwriters will be obligated to purchase all the shares subject to the firm commitment underwritten offering.

If for any reason we cannot effect a firm commitment underwritten offering of shares of common stock not purchased in the subscription offering, or in the event that there are an insignificant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares. The Federal Reserve Board and the Financial Industry Regulatory Authority must approve any such arrangements.

Execution of Orders

We will not execute orders until at least the minimum number of shares of common stock have been subscribed for or otherwise sold in the offering. If the minimum number of shares have not been subscribed for or sold by [expiration date], unless such period is extended with the consent of the Federal Reserve Board, stock orders will be cancelled, all funds received will be returned promptly to the subscribers with interest, for funds received in the subscription offering and all deposit account withdrawal authorizations will be cancelled. If an extension beyond [extension date] is granted, we will notify subscribers of the extension of time and subscribers will have the right to confirm, modify or rescind their subscriptions. If we do not receive a response from a subscriber to any resolicitation, the subscriber’s stock order will be rescinded and all funds received from such subscriber will be returned promptly with interest at 0.05% per annum and any withdrawal authorization will be cancelled.

Additional Limitations on Common Stock Purchases

The plan of conversion and reorganization includes the following additional limitations on the number of shares of common stock that may be purchased in the offering:

(i)	No person may purchase fewer than 25 shares of common stock;

(ii)	Tax qualified employee benefit plans, including our employee stock ownership plan and 401(k) plan, may purchase in the aggregate up to 10% of the shares of common stock sold in the offering and issued to the Charitable Foundation, including shares issued in the event of an increase in the offering range of up to 15%;

(iii)	Except for the employee stock ownership plan and 401(k) plan, as described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than $2.55 million (255,000 shares) of common stock in all categories of the offering combined;

(iv)	Stockholders of Old Investors Bancorp are subject to an ownership limitation. As previously described, stockholders of Old Investors Bancorp as of the effective date of the conversion will receive shares of common stock of New Investors Bancorp in exchange for their existing shares of Old Investors Bancorp common stock. Subject to the individual purchase limit and the in concert purchase limit set forth in clause (iii) above, the maximum number of shares of common stock that a stockholder may purchase in the offering, together with associates or persons acting in concert with such stockholder, when combined with the shares that the stockholder and his or her associates held prior to the completion of the conversion will receive in exchange for existing shares of Old Investors Bancorp common stock, may not exceed 9.9% of the shares of common stock of New Investors Bancorp to be issued and outstanding at the completion of the conversion; and

(v)	The maximum number of shares of common stock that may be purchased in all categories of the offering by executive officers and directors of Investors Bank and their associates, in the aggregate, when combined with shares of common stock issued in exchange for existing shares, may not exceed 25% of the total shares issued in the conversion.

Depending upon market or financial conditions, our board of directors, with the approval of the Federal Reserve Board and without further approval of the depositors of Investors Bank, may decrease or increase the purchase and ownership limitations. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount and who indicated on their stock order form an interest in being resolicited will be given the opportunity to increase their orders up to the then applicable limit. The effect of this type of resolicitation will be an increase in the number of shares of common stock owned by persons who choose to increase their orders. In the event that the maximum purchase limitation is increased to 5% of the shares sold in the offering, such limitation may be further increased to 9.99% with the approval of the Federal Reserve Board, provided that orders for shares of common stock exceeding 5% of the shares sold in the offering shall not exceed in the aggregate 10% of the total shares sold in the offering. Requests to purchase additional shares of common stock in the event that the purchase limitation is so increased will be determined by the boards of directors of New Investors Bancorp and Investors Bancorp, MHC in their sole discretion.

In the event of an increase in the offering range of up to 251,275,000 shares of common stock, shares will be allocated in the following order of priority in accordance with the plan of conversion and reorganization:

(i)	to fill the subscriptions of our tax-qualified employee benefit plans, specifically the employee stock ownership plan, for up to 10% of the total number of shares of common stock sold in the offering and to the Charitable Foundation;

(ii)	in the event that there is an oversubscription at the Eligible Account Holder, Supplemental Eligible Account Holder or Other Depositor levels, to fill unfilled subscriptions of these subscribers according to their respective priorities; and

(iii)	to fill unfilled subscriptions in the firm commitment underwritten offering.

The term “associate” of a person means:

(i)	any corporation or organization, other than Old Investors Bancorp, Investors Bank or a majority-owned subsidiary of Investors Bank, of which the person is a senior officer, partner or 10% beneficial stockholder;

(ii)	any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; and

(iii)	any blood or marriage relative of the person, who either has the same home as the person or who is a director or officer of Old Investors Bancorp or Investors Bank.

The term “acting in concert” means:

(i)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(ii)	a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

A person or company that acts in concert with another person or company (“other party”) will also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.

We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.” Persons having the same address, and persons exercising subscription rights through qualifying accounts registered at the same address will be deemed to be acting in concert unless we determine otherwise.

Our directors are not treated as associates of each other solely because of their membership on the board of directors. Common stock purchased in the offering will be freely transferable except for shares purchased by directors and certain officers of New Investors Bancorp or Investors Bank and except as described below. Any purchases made by any associate of New Investors Bancorp or Investors Bank for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution. In addition, under Financial Industry Regulatory Authority guidelines, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities. For a further discussion of limitations on purchases of our shares of common stock at the time of conversion and thereafter, see “—Certain Restrictions on Purchase or Transfer of Our Shares after Conversion” and “Restrictions on Acquisition of New Investors Bancorp.”

Plan of Distribution; Selling Agent and Underwriter Compensation

Subscription Offering. To assist in the marketing of our shares of common stock in the subscription offering, we have retained KBW, which is a broker-dealer registered with the Financial Industry Regulatory Authority. KBW will assist us on a best efforts basis in the subscription offering by:

(i)	acting as our financial advisor for the conversion and offering;

(ii)	providing administrative services and managing the Stock Information Center;

(iii)	educating our employees regarding the stock offering;

(iv)	targeting our sales efforts, including assisting in the preparation of marketing materials; and

(v)	soliciting orders for shares of common stock.

For these services, KBW will receive a fee of: (i) 0.625% on the aggregate dollar amount greater of common stock sold in the subscription offering. No fee will be payable with respect to shares purchased by officers, directors, employees or their immediate families and shares purchased by our tax-qualified and non-qualified employee benefit plans. No sales fee will be payable with respect to the shares issued in the exchange.

In the event that we are required to resolicit subscribers for shares of our common stock in the subscription offering, KBW will be required to provide significant additional services in connection with the resolicitation (including repeating the services described above), and we may pay KBW an additional fee for those services that will not exceed $100,000.

Firm Commitment Underwritten Offering. In the event that RBC and KBW sell shares of common stock through a group of broker-dealers in a firm commitment underwritten offering, an underwriting discount will not exceed 3.6% of the aggregate amount of common stock sold in the firm commitment underwritten offering to the joint book-running managers, and any other broker-dealers included in the firm commitment underwritten offering. All fees payable with respect to a firm commitment underwritten offering will be in addition to fees payable with respect to the subscription offering.

Records Management

We have also engaged KBW as records management agent in connection with the conversion and the subscription offering. In its role as records management agent, KBW, will assist us in the offering in the:

•	consolidation of deposit accounts and vote calculation;

•	preparation of information for stock order forms and proxy cards;

•	interfacing with our financial printer; and

•	recording stock order information.

In the event that we are required to resolicit subscribers for shares of our common stock in the subscription offering, KBW will be required to provide significant additional services in connection with the resolicitation (including repeating the services described above), and we may pay KBW an additional fee for those services that will not exceed $25,000.

Solicitation of Offers by Officers and Directors

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock in the subscription offering. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Investors Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of KBW. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

Lock-up Agreements

We, and each of our directors and executive officers have agreed, subject to certain exceptions, that during the period beginning on the date of this prospectus and ending 90 days after the closing of the offering, without the prior written consent of KBW, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of New Investors Bancorp common stock or any securities convertible into or exercisable or exchangeable for shares of New Investors Bancorp stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of New Investors Bancorp common stock, or (iii) announce any intention to take any of the foregoing actions. In the event that either (1) during the last 17 days of the restricted period described above we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the restricted period described above, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Procedure for Purchasing Shares in Subscription Offering

Expiration Date. The subscription offering will expire at 2:00 p.m., Eastern Time, on [expiration date], unless extended for up to 45 days, with the approval of the Federal Reserve Board, if required. This extension may be approved by us, in our sole discretion, without notice to subscribers in the offering. Any extension of the subscription offering beyond [extension date] would require the Federal Reserve Board’s approval. If the offering is so extended, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will cancel your stock order, promptly return your funds with interest at 0.05% per annum from the date your payment is processed for funds received in the subscription offering or cancel your deposit account withdrawal authorization. If the offering range is decreased below the minimum of the offering range or is increased above the maximum of the offering range, all subscribers’ stock orders will be cancelled, their deposit account withdrawal authorizations will be cancelled, and funds received for the purchase of stock in the subscription offering will be returned promptly, with interest at 0.05% per annum. We will then resolicit subscribers, giving them an opportunity to place a new stock order for a period of time.

We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel stock orders, cancel any deposit account withdrawal authorizations and promptly return all funds submitted, with interest at 0.05% per annum from the date your payment is processed, as described above.

Use of Order Forms in the Subscription Offering. In order to purchase shares of common stock in the subscription offering, you must properly complete an original stock order form and remit full payment. We are not required to accept orders submitted on photocopied or facsimiled order forms. All order forms must be received (not postmarked) prior to 2:00 p.m., Eastern Time, on [expiration date]. We are not required to accept order forms that are not received by that time, are not signed or are otherwise executed defectively or are received without full payment or without appropriate deposit account withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed order forms, and we have the right to waive or permit the correction of incomplete or improperly executed order forms. We do not represent, however, that we will do so and we have no affirmative duty to notify any prospective subscriber of any such defects. You may submit your stock order form and payment in one of three ways: by mail using the stock order reply envelope provided, by overnight delivery to our Stock Information Center at the address noted on the stock order form, or by hand-delivery to Investors Bank’s executive office, located at 101 JFK Parkway, Short Hills, New Jersey 07078, or [operating center address]. Hand-delivered stock order forms will only be accepted at those two locations. We will not accept stock order forms at our banking offices. Please do not mail stock order forms to Investors Bank.

Once tendered, an order form cannot be modified or revoked without our consent. If you are ordering shares in the subscription offering, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion and reorganization. Our interpretation of the terms and conditions of the plan of conversion and reorganization and of the acceptability of the order forms will be final.

By signing the order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Investors Bank or the federal government, and that you received a copy of this prospectus. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Payment for Shares. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares in the subscription offering may be made by:

(i)	personal check, bank check or money order, made payable to Investors Bancorp, Inc.; or

(ii)	authorization of withdrawal of available funds from the types of Investors Bank deposit accounts designated on the stock order form.

Appropriate means for designating withdrawals from deposit accounts at Investors Bank are provided on the order form. The funds designated must be available in the account(s) at the time the order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contractual rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate will be cancelled at the time of withdrawal without penalty and the remaining balance will earn interest at the current savings account rate subsequent to the withdrawal.

In the case of payments made by personal check, these funds must be available in the account(s). Checks and money orders received in the subscription offering will be immediately cashed and placed in a segregated account at Investors Bank and will earn interest at 0.05% per annum from the date payment is processed until the offering is completed or terminated.

You may not remit cash, wire transfers, Investors Bank line of credit checks or any type of third-party checks (including those payable to you and endorsed over to Investors Bancorp, Inc.). You may not designate on your stock order form direct withdrawal from an Investors Bank retirement account. See “—Using Retirement Account Funds.” Additionally, you may not designate a direct withdrawal from Investors Bank accounts with check-writing privileges. Please provide a check instead. If you request that we directly withdraw the funds, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your account. If permitted by the Federal Reserve Board, in the event we resolicit large subscribers, as described above in “—Additional Limitations on Common Stock Purchases,” those purchasers who wish to increase their purchases will not be able to use personal checks to pay for the additional shares, but instead must pay for the additional shares using immediately available funds. Wire transfers may be allowed.

Once your executed stock order form is received, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by [extension date]. In such event, unless an extension is granted by the Federal Reserve Board, stock orders will be cancelled and funds delivered to us to purchase shares of common stock in the subscription offering will be returned promptly, with interest at 0.05% per annum. Additionally, all deposit account withdrawal authorizations will be cancelled. If an extension is granted, we will resolicit subscribers for a specified period of time, as described under “—Execution of Orders.”

Regulations prohibit Investors Bank from extending credit to any person to purchase shares of common stock in the offering.

If our employee stock ownership plan purchases shares in the offering, it will not be required to pay for such shares until completion of the offering, provided that there is a loan commitment from an unrelated financial institution or New Investors Bancorp to lend to the employee stock ownership plan the necessary amount to fund the purchase. In addition, if our 401(k) plan purchases shares in the offering, it will not be required to pay for such shares until completion of the offering.

Using Retirement Account Funds. If you are interested in using funds in your individual retirement account, or IRA, or other retirement account to purchase shares of common stock, you must do so through a self-directed retirement account. By regulation, Investors Bank’s retirement accounts are not self-directed, so they cannot be invested in our shares of common stock. Therefore, if you wish to use funds that are currently in an Investors Bank IRA or other retirement account, then, prior to placing a stock order, the funds you wish to use for the purchase of common stock will have to be transferred to an independent trustee or custodian, such as a brokerage firm, offering self-directed retirement accounts. The purchase must be made through that account. If you do not have such an account, you will need to establish one before placing a stock order. An annual administrative fee may be payable to the independent trustee or custodian. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Individuals interested in using funds in an individual retirement account or any other retirement account, whether held at Investors Bank or elsewhere, to purchase shares of common stock should contact our Stock Information Center for guidance as soon as possible, preferably at least two weeks prior to the [expiration date] offering deadline. Processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

Delivery of Shares of Common Stock Purchased in the Subscription Offering. All shares of New Investors Bancorp common stock sold will be issued in book entry form and held electronically on the books of our transfer agent. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription offering will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order form as soon as practicable following consummation of the conversion. We expect trading in the stock to begin on the day of completion of the conversion and stock offering or the next business day. Until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered, even though the common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Other Restrictions. Notwithstanding any other provision of the plan of conversion and reorganization, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished. In addition, we are not required to offer shares of common stock to any person who resides in a foreign country, or in a State of the United States with respect to which any of the following apply:

(i)	a small number of persons otherwise eligible to subscribe for shares under the plan of conversion and reorganization reside in such state;

(ii)	the issuance of subscription rights or the offer or sale of shares of common stock to such persons would require us, under the securities laws of such state, to register as a broker, dealer, salesman or agent or to register or otherwise qualify our securities for sale in such state; or

(iii)	such registration or qualification would be impracticable for reasons of cost or otherwise.

Restrictions on Transfer of Subscription Rights and Shares

Regulations administered by the Federal Reserve Board prohibit any person with subscription rights, including the Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion and reorganization or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. On the stock order form, you should not add the name(s) of others for joint registration who do not have subscription rights or who qualify only in a lower purchase priority than you do. You may add only those who were eligible to purchase shares of common stock in the subscription offering in your priority of eligibility. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise prior to completion of the offering.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Stock Information Center

Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the conversion or offering, please call our Stock Information Center. The toll-free phone number is [stock center number]. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on weekends and bank holidays.

Liquidation Rights

Liquidation prior to the conversion. In the unlikely event that Investors Bancorp, MHC is liquidated prior to the conversion, all claims of creditors of Investors Bancorp, MHC would be paid first. Thereafter, if there were any assets of Investors Bancorp, MHC remaining, these assets would first be distributed to certain depositors of Investors Bank based on such depositors’ liquidation rights. The amount received by such depositors would be equal to their pro rata interest in the remaining value of Investors Bancorp, MHC after claims of creditors, based on the relative size of their deposit accounts.

Liquidation following the conversion. The plan of conversion and reorganization provides for the establishment, upon the completion of the conversion, of a liquidation account by New Investors Bancorp for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to (i) Investors Bancorp, MHC’s ownership interest in Old Investors Bancorp’s total stockholders’ equity as of the date of the latest statement of financial condition used in this prospectus plus (ii) the value of the net assets of Investors Bancorp, MHC as of the date of the latest statement of financial condition of Investors Bancorp, MHC prior to the consummation of the conversion (excluding its ownership of Old Investors Bancorp).

In the unlikely event that Investors Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first. However, except with respect to the liquidation account to be established, a depositor’s claim would be solely for the principal amount of his or her deposit accounts plus accrued interest. Depositors generally would not have an interest in the value of the assets of Investors Bank or New Investors Bancorp above that amount.

The liquidation account is designed to provide qualifying depositors a liquidation interest (exchanged for the liquidation interests such persons had in Investors Bancorp, MHC) in the event of a complete liquidation of New Investors Bancorp and Investors Bank or a liquidation solely of Investors Bank. Specifically, in the unlikely event that either (i) Investors Bank or (ii) New Investors Bancorp and Investors Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by a distribution to depositors as of November 30, 2012 and [supplemental date] of their interests in the liquidation account maintained by New Investors Bancorp. Also, in a complete liquidation of both entities, or of Investors Bank only, when New Investors Bancorp has insufficient assets (other than the stock of Investors Bank) to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Investors Bank has positive net worth, Investors Bank shall immediately make a distribution to fund New Investors Bancorp’s remaining obligations under the liquidation account. In no event will any Eligible Account Holder or Supplemental Eligible Account Holder be entitled to a distribution that exceeds such holder’s interest in the liquidation account maintained by New Investors Bancorp as adjusted from time to time pursuant to the plan of conversion and federal regulations. If New Investors Bancorp is completely liquidated or sold apart from a sale or liquidation of Investors Bank, then the liquidation account will cease to exist and Eligible Account Holders and Supplemental Eligible Account Holders will receive an equivalent interest in a liquidation account established at Investors Bank, subject to the same rights and terms as the New Investors Bancorp liquidation account.

Under the rules and regulations of the Federal Reserve Board, a post-conversion merger, consolidation, or similar combination or transaction with another depository institution or depository institution holding company in which New Investors Bancorp or Investors Bank is not the surviving institution, would not be considered a liquidation. In such a transaction, the liquidation account would be assumed by the surviving institution or company.

Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial pro-rata interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50.00 or more held in Investors Bank on November 30, 2012 or [supplemental date] equal to the proportion that the balance of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s deposit account on November 30, 2012 and [supplemental date], respectively, bears to the balance of all deposit accounts of Eligible Account Holders and Supplemental Eligible Account Holders in Investors Bank on such date.

If, however, on any December 31 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on November 30, 2012 or [supplemental date], or any other annual closing date, then the liquidation account as well as the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment from any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be available for distribution to stockholders.

Eligible depositors of Investors Bank include certain former depositors of Roma Bank, RomAsia Bank and (assuming consummation of the proposed acquisition) GCF Bank. These depositors are deemed to have opened their account at Investors Bank on the dates such accounts were opened at their respective institutions.

Material Income Tax Consequences

Completion of the conversion is subject to the prior receipt of an opinion of counsel or tax advisor with respect to the federal and state income tax consequences of the conversion to Investors Bancorp, MHC, Old Investors Bancorp, Investors Bank, Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors of Investors Bancorp, MHC. Unlike private letter rulings, opinions of counsel or tax advisors are not binding on the Internal Revenue Service or any state taxing authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that New Investors Bancorp or Investors Bank would prevail in a judicial proceeding.

Investors Bancorp, MHC, Old Investors Bancorp, Investors Bank and New Investors Bancorp have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., regarding all of the material federal income tax consequences of the conversion, which include the following:

1.	The merger of Investors Bancorp, MHC with and into Old Investors Bancorp will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

2.	The constructive exchange of Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in Investors Bancorp, MHC for liquidation interests in Old Investors Bancorp will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

3.	Neither Investors Bancorp, MHC, Old Investors Bancorp, Eligible Account Holders nor Supplemental Eligible Account Holders, will recognize any gain or loss on the transfer of the assets of Investors Bancorp, MHC to Old Investors Bancorp in constructive exchange for liquidation interests in Old Investors Bancorp.

4.	The basis of the assets of Investors Bancorp, MHC and the holding period of such assets to be received by Old Investors Bancorp will be the same as the basis and holding period of such assets in Investors Bancorp, MHC immediately before the exchange.

5.	The merger of Old Investors Bancorp with and into New Investors Bancorp will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and, therefore, will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. Neither Old Investors Bancorp nor New Investors Bancorp will recognize gain or loss as a result of such merger.

6.	The basis of the assets of Old Investors Bancorp and the holding period of such assets to be received by New Investors Bancorp will be the same as the basis and holding period of such assets in Old Investors Bancorp immediately before the exchange.

7.	Current stockholders of Old Investors Bancorp will not recognize any gain or loss upon their exchange of Old Investors Bancorp common stock for New Investors Bancorp common stock.

8.	Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon the constructive exchange of their liquidation interests in Old Investors Bancorp for interests in the liquidation account in New Investors Bancorp.

9.	The exchange by the Eligible Account Holders and Supplemental Eligible Account Holders of the liquidation interests that they constructively received in Old Investors Bancorp for interests in the liquidation account established in New Investors Bancorp will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

10.	Each stockholder’s aggregate basis in shares of New Investors Bancorp common stock (including fractional share interests) received in the exchange will be the same as the aggregate basis of Old Investors Bancorp common stock surrendered in the exchange.

11.	Each stockholder’s holding period in his or her New Investors Bancorp common stock received in the exchange will include the period during which the Old Investors Bancorp common stock surrendered was held, provided that the Old Investors Bancorp common stock surrendered is a capital asset in the hands of the stockholder on the date of the exchange.

12.	Cash received by any current stockholder of Old Investors Bancorp in lieu of a fractional share interest in shares of New Investors Bancorp common stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest of New Investors Bancorp common stock, which such stockholder would otherwise be entitled to receive. Accordingly, a stockholder will recognize gain or loss equal to the difference between the cash received and the basis of the fractional share. If the common stock is held by the stockholder as a capital asset, the gain or loss will be capital gain or loss.

13.	It is more likely than not that the fair market value of the nontransferable subscription rights to purchase New Investors Bancorp common stock is zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Depositors upon distribution to them of nontransferable subscription rights to purchase shares of New Investors Bancorp common stock. Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.

14.	It is more likely than not that the fair market value of the benefit provided by the liquidation account of Investors Bank supporting the payment of the New Investors Bancorp liquidation account in the event New Investors Bancorp lacks sufficient net assets, is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of such rights in the Investors Bank liquidation account as of the effective date of the merger of Old Investors Bancorp with and into New Investors Bancorp.

15.	It is more likely than not that the basis of the shares of New Investors Bancorp common stock purchased in the offering by the exercise of nontransferable subscription rights will be the purchase price. The holding period of the New Investors Bancorp common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date the right to acquire such stock was exercised.

16.	No gain or loss will be recognized by New Investors Bancorp on the receipt of money in exchange for New Investors Bancorp common stock sold in the offering.

We believe that the tax opinions summarized above address all material federal income tax consequences that are generally applicable to Investors Bancorp, MHC, Old Investors Bancorp, Investors Bank, New Investors Bancorp and persons receiving subscription rights and stockholders of Old Investors Bancorp. With respect to items 13 and 15 above, Luse Gorman Pomerenk & Schick, P.C. noted that the subscription rights will be granted at no cost to the recipients, are legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in the firm commitment underwritten offering. The firm further noted that RP Financial, LC. has issued a letter that the subscription rights have no ascertainable fair market value. The firm also noted that the Internal Revenue Service has not in the past concluded that subscription rights have value. Based on the foregoing, Luse Gorman Pomerenk & Schick, P.C. believes that it is more likely than not that the nontransferable subscription rights to purchase shares of common stock have no value. However, the issue of whether or not the nontransferable subscription rights have value is based on all the facts and circumstances. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors who exercise the subscription rights in an amount equal to the ascertainable value, and we could recognize gain on a distribution. Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

The opinion as to item 14 above is based on the position that: (i) no holder of an interest in a liquidation account has ever received any payment attributable to a liquidation account; (ii) the interests in the liquidation accounts are not transferable; (iii) the amounts due under the liquidation account with respect to each Eligible Account Holder and Supplemental Eligible Account Holder will be reduced as their deposits in Investors Bank are reduced; and (iv) the Investors Bank liquidation account payment obligation arises only if New Investors Bancorp lacks sufficient assets to fund the liquidation account.

In addition, we have received a letter from RP Financial, LC. stating its belief that the benefit provided by the Investors Bank liquidation account supporting the payment of the liquidation account in the event New Investors Bancorp lacks sufficient net assets, does not have any economic value at the time of the conversion. Based on the foregoing, Luse Gorman Pomerenk & Schick, P.C. believes it is more likely than not that such rights in the Investors Bank liquidation account have no value. If such rights are subsequently found to have an economic value, income may be recognized by each Eligible Account Holder or Supplemental Eligible Account Holder in the amount of such fair market value as of the date of the conversion.

The opinion of Luse Gorman Pomerenk & Schick, P.C., unlike a letter ruling issued by the Internal Revenue Service, is not binding on the Internal Revenue Service and the conclusions expressed therein may be challenged at a future date. The Internal Revenue Service has issued favorable rulings for transactions substantially similar to the proposed reorganization and stock offering, but any such ruling may not be cited as precedent by any taxpayer other than the taxpayer to whom the ruling is addressed. We do not plan to apply for a letter ruling concerning the transactions described herein.

We have also received an opinion from KPMG LLP that the New Jersey state income tax consequences are consistent with the federal income tax consequences.

The federal and state tax opinions have been filed with the SEC as an exhibit to our registration statement.

Certain Restrictions on Purchase or Transfer of Our Shares after Conversion

All shares of common stock purchased in the offering by a director or certain officers of Investors Bank generally may not be sold for a period of one year following the closing of the conversion, except in the event of the death of the director or executive officer. For restricted shares, our transfer agent will be given notice of restrictions on transfer, and instructions will be issued to the effect that any transfer within this time period of record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted. The directors and executive officers of New Investors Bancorp also will be restricted by the insider trading rules under the Securities Exchange Act of 1934, as amended.

Purchases of shares of our common stock by any of our directors, certain officers and their associates, during the three-year period following the closing of the conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Federal Reserve Board. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock option plan or any of our tax-qualified employee stock benefit plans or non-tax-qualified employee stock benefit plans, including any restricted stock plans.

Federal regulations prohibit New Investors Bancorp from repurchasing its shares of common stock during the first year following conversion unless compelling business reasons exist for such repurchases, or to fund management recognition plans that have been ratified by stockholders (with Federal Reserve Board approval) or tax-qualified employee stock benefit plans. In addition, the repurchase of shares of common stock is subject to Federal Reserve Board policy related to repurchases of shares by financial institution holding companies.

CHARITABLE FOUNDATION

General

In furtherance of our commitment to our local community, the plan of conversion and reorganization provides that we may make additional contributions to the Charitable Foundation, a non-stock, nonprofit Delaware corporation, in connection with the stock offering. We intend to contribute cash and shares of common stock to the Charitable Foundation, as further described below.

By further enhancing our visibility and reputation in our local community, we believe that the contribution to the Charitable Foundation will enhance the long-term value of our community banking franchise. The stock offering presents us with a unique opportunity to provide a substantial and continuing benefit to our communities through the Charitable Foundation.

Purpose of the Charitable Foundation

We intend to contribute to the Charitable Foundation 1,000,000 shares of common stock and $10.0 million in cash, for a total contribution of $20.0 million. The purpose of the Charitable Foundation is to provide financial support to charitable organizations in the communities in which we operate and to enable our communities to share in our long-term growth. The Charitable Foundation is dedicated completely to community activities and the promotion of charitable causes. The Charitable Foundation will also support our on-going obligations to the community under the CRA. Investors Bank received a satisfactory rating in its most recent CRA examination by the FDIC.

Contributing additional shares of our common stock to the Charitable Foundation is also intended to allow our communities to share in our potential growth and success after the stock offering is completed because the Charitable Foundation will benefit directly from any increases in the value of our common stock. In addition, the Charitable Foundation will maintain close ties with Investors Bank, thereby forming a partnership within the communities in which Investors Bank operates.

Structure of the Charitable Foundation

The Charitable Foundation is incorporated under Delaware law as a non-stock, nonprofit corporation. The certificate of incorporation of the Charitable Foundation provides that the corporation is organized exclusively for charitable purposes as set forth in Section 501(c)(3) of the Internal Revenue Code. The Charitable Foundation’s certificate of incorporation also provides that no part of the net earnings of the Charitable Foundation will inure to the benefit of, or be distributable to, its members, directors or officers or to private individuals.

The Charitable Foundation is governed by a board of directors, consisting of Kevin Cummings, Robert M. Cashill and James J. Garibaldi, who are three of our current directors, Vincent D. Manahan III who is a former director, Ada Melendez who is our First Vice President of CRA Compliance and Community Relations, Rodger K. Herrigel and William Tansey (who are not affiliated with Investors Bank). Federal Reserve Board regulations require that at least one person who serves on the Charitable Foundation’s board of directors must not be one of our officers or directors and must have experience with local charitable organizations and grant making. While there are no plans to change the size of the board of directors during the year following the completion of the conversion, following the first anniversary of the conversion, the Charitable Foundation may alter the size and composition of its board of directors. For five years after the stock offering, one seat on the Charitable Foundation’s board of directors will be reserved for a person from our local community who has experience with local community charitable organizations and grant making and who is not one of our officers, directors or employees, and at least one seat on the Charitable Foundation’s board of directors will be reserved for one director from Investors Bank’s board of directors or the board of directors of an acquirer or resulting institution in the event of a merger or acquisition of Investors Bank.

The board of directors of the Charitable Foundation is responsible for establishing the Charitable Foundation’s grant and donation policies, consistent with the purposes for which it was established. As directors of a nonprofit corporation, directors of the Charitable Foundation are at all times bound by their fiduciary duty to advance the foundation’s charitable goals, to protect its assets and to act in a manner consistent with the charitable purposes for which the foundation was established. The directors of the Charitable Foundation also are responsible for directing the activities of the Charitable Foundation, including the management and voting of the shares of our common stock held by the Charitable Foundation. However, as required by Federal Reserve Board’s regulations, all shares of our common stock held by the Charitable Foundation must be voted in the same ratio as all other shares of our common stock on all proposals considered by our stockholders.

The Charitable Foundation’s place of business is located at our administrative offices. The board of directors of the Charitable Foundation appoints such officers and employees as may be necessary to manage its operations. To the extent applicable, we comply with the affiliates restrictions set forth in Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve Board’s regulations governing transactions between Investors Bank and the Charitable Foundation.

The Charitable Foundation will receive working capital from the cash and stock contribution and:

(1)	any dividends that may be paid on our shares of common stock in the future;

(2)	within the limits of applicable federal and state laws, loans collateralized by the shares of common stock; or

(3)	the proceeds of the sale of any of the shares of common stock in the open market from time to time.

As a private foundation under Section 501(c)(3) of the Internal Revenue Code, the Charitable Foundation is required to distribute annually in grants or donations a minimum of 5% of the average fair market value of its net investment assets.

Tax Considerations

New Investors Bancorp, Investors Bancorp, MHC and Investors Bank are authorized by law to make charitable contributions. We believe that the stock offering presents a unique opportunity to fund a charitable foundation given the substantial amount of additional capital being raised. In making such a determination, we considered the dilutive impact to our stockholders of the contribution of shares of common stock to the Charitable Foundation. See “Capitalization” and “Historical and Pro Forma Regulatory Capital Compliance.”

We believe that our contribution of cash and shares of our common stock to the Charitable Foundation should not constitute an act of self-dealing and that we should be entitled to a federal and state tax deduction in the amount of the fair market value of the cash and stock at the time of the contribution. We are permitted to deduct for charitable purposes only an amount equal to 10% of our annual pre-tax income in any one year. We are permitted under the Internal Revenue Code to carry the excess contribution over the five-year period following the contribution to the Charitable Foundation. We estimate that all of the contribution should be deductible for federal tax purposes over a two-year period (i.e., the year in which the contribution is made and the succeeding year). Even if the contribution is deductible, we may not have sufficient earnings to be able to use the deduction in full. Any decision to make additional contributions to the Charitable Foundation in the future would be based on an assessment of, among other factors, our financial condition at that time, the interests of our stockholders and depositors, and the financial condition and operations of the foundation.

As a private foundation, earnings and gains, if any, from the sale of common stock or other assets are exempt from federal and state income taxation. However, investment income, such as interest, dividends and capital gains, is generally taxed at a rate of 2%, although we expect to qualify for the lower 1% special rate. The Charitable Foundation is required to file an annual return with the Internal Revenue Service within four and one-half months after the close of its fiscal year. The Charitable Foundation is required to make its annual return available for public inspection. The annual return for a private foundation includes, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the foundation’s managers and a concise statement of the purpose of each grant.

Regulatory Requirements Imposed on the Charitable Foundation

Federal Reserve Board regulations required that the directors who serve on the Charitable Foundation’s board could not participate in our board’s discussions concerning contributions to the Charitable Foundation, and could not vote on the matter.

Federal Reserve Board regulations provide that the Federal Reserve Board will generally not object if a well-capitalized savings bank contributes to a charitable foundation an aggregate amount of 8% or less of the shares or proceeds issued in a stock offering. Investors Bank qualifies as a well-capitalized savings bank for purposes of this limitation, and the contribution to the Charitable Foundation will not exceed this limitation.

Federal Reserve Board regulations impose the following requirements on the Charitable Foundation:

•	the Charitable Foundation’s primary purpose must be to serve and make grants in our local community;

•	the Federal Reserve Board may examine the Charitable Foundation at the foundation’s expense;

•	the Charitable Foundation must comply with all supervisory directives imposed by the Federal Reserve Board;

•	the Charitable Foundation must provide annually to the Federal Reserve Board a copy of the annual report that the Charitable Foundation submits to the Internal Revenue Service;

•	the Charitable Foundation must operate according to written policies adopted by its board of directors, including a conflict of interest policy;

•	the Charitable Foundation may not engage in self-dealing and must comply with all laws necessary to maintain its tax-exempt status under the Internal Revenue Code;

•	the Charitable Foundation must vote its shares of our common stock in the same ratio as all of the other shares voted on each proposal considered by our stockholders; and

•	the Charitable Foundation may not engage in self dealing and must comply with all laws necessary to maintain its tax-exempt status under the Internal Revenue Code.

Within six months of completing the stock offering, the Charitable Foundation intends to submit to the Federal Reserve Board a three-year operating plan.

COMPARISON OF STOCKHOLDERS’ RIGHTS FOR EXISTING STOCKHOLDERS OF OLD INVESTORS BANCORP

General. As a result of the conversion, existing stockholders of Old Investors Bancorp will become stockholders of New Investors Bancorp and subject to the provisions of the certificate of incorporation and bylaws of New Investors Bancorp. Except as noted below, the rights of stockholders of Old Investors Bancorp and stockholders of New Investors Bancorp are substantially identical. See “Where You Can Find Additional Information” for procedures for obtaining a copy of Old Investors Bancorp’s certificate of incorporation and bylaws.

Authorized Capital Stock. The authorized capital stock of Old Investors Bancorp consists of 200,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

The authorized capital stock of New Investors Bancorp consists of 1,000,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share.

The certificate of incorporation of each of Old Investors Bancorp and New Investors Bancorp authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rights and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our board of directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a hostile tender offer, merger or other transaction by which a third party seeks control. We currently have no plans for the issuance of additional shares for such purposes.

Issuance of Capital Stock. Pursuant to applicable laws and regulations, Investors Bancorp, MHC is required to own not less than a majority of the outstanding shares of Old Investors Bancorp common stock. Investors Bancorp, MHC will no longer exist following consummation of the conversion.

Forum Selection for Certain Stockholder Lawsuits. The Certificate of Incorporation of New Investors Bancorp provides that, unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine, in all cases subject to the court’s having personal jurisdiction over the indispensible parties named as defendants. There is no similar provision in the Certificate of Incorporation of Old Investors Bancorp.

RESTRICTIONS ON ACQUISITION OF NEW INVESTORS BANCORP

Although our board of directors is not aware of any effort that might be made to obtain control of us after the conversion, our board of directors believes that it is appropriate to include certain provisions as part of our certificate of incorporation to protect our interests and the interests of our stockholders from takeovers that the board of directors might conclude are not in our best interests or the best interests of Investors Bank or our stockholders.

The following discussion is a general summary of the material provisions of Delaware law, our certificate of incorporation and bylaws, Investors Bank’s certificate of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question. Our certificate of incorporation and bylaws are included as an exhibit to New Investors Bancorp’s registration statement filed with the SEC. See “Where You Can Find Additional Information.”

Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware law, as well as our certificate of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of our board of directors or management more difficult.

Directors. The board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it would take at least two annual elections to replace a majority of the board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Call of Special Meetings. The certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by the board of directors pursuant to a resolution adopted by a majority of the authorized number of directors. Stockholders are not authorized to call a special meeting of stockholders.

Prohibition of Cumulative Voting. The certificate of incorporation prohibits cumulative voting for the election of directors.

Plurality Voting. The certificate of incorporation provides that the directors will be elected by the plurality of the shares voted of the shares present in person represented by proxy and entitled to vote at the meeting.

Quorum Requirement. The certificate of incorporation provides that the holders of record entitled to cast one-third of the votes of common stock will constitute a quorum at all meetings of stockholders.

Limitation of Voting Rights. The certificate of incorporation provides that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit. This restriction does not apply to any tax-qualified employee stock benefit plan established by New Investors Bancorp or Investors Bank.

Restrictions on Removing Directors from Office. The certificate of incorporation provides that directors may be removed only for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights.”).

Authorized but Unissued Shares. After the conversion, we will have authorized but unissued shares of common and preferred stock. We are authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of us that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of New Investors Bancorp. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Certificate of Incorporation and Bylaws. Amendments to the certificate of incorporation must be approved by our board of directors and also by holders of a majority of our outstanding shares of voting stock; provided, however, that approval by holders of at least 85% of the outstanding voting stock (after giving effect to the 10% voting limitation discussed above) is generally required to amend the following provisions:

(1)	The limitation on voting rights of persons who directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of our common stock;

(2)	The inability of stockholders to act by less than unanimous written consent;

(3)	The inability of stockholders to call special meetings of stockholders;

(4)	The division of the board of directors into three staggered classes;

(5)	The ability of the board of directors to fill vacancies on the board;

(6)	The inability to deviate from the manner prescribed in the bylaws by which stockholders nominate directors and bring other business before meetings of stockholders;

(7)	The requirement that at least 80% of stockholders must vote to remove directors, and can only remove directors for cause;

(8)	The requirement that the forum for certain actions or disputes will be a state or federal court located within the State of Delaware; and

(9)	The ability of the board of directors to amend and repeal the bylaws.

The bylaws may be amended by the affirmative vote of a majority of our directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

Evaluation of Offers. Our certificate of incorporation provides that our board of directors, when evaluating a transaction that would or may involve a change in control of New Investors Bancorp (whether by purchases of our securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of our assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in our best interests and those of our stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, without limitation: the social and economic effect of acceptance of such offer on our present and future customers and employees and those of our subsidiaries; on the communities in which we and our subsidiaries operate or are located; on our ability to fulfill our corporate objectives as Investors Bank’s holding company and on the ability of Investors Bank to fulfill the objectives of a stock savings bank under applicable statutes and regulations.

Purpose and Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws. Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the offering proceeds into productive assets during the initial period after the conversion. Our board of directors believes these provisions are in our best interests and those of our stockholders. Our board of directors believes that it will be in the best position to determine our true value and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in our best interests and those of all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of our true value and that is in the best interests of all our stockholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of our assets.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite our belief as to the benefits to stockholders of these provisions of our certificate of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Certificate of Incorporation of Investors Bank

Investors Bank’s certificate of incorporation will provide that for a period of five years from the closing of the conversion and offering, no person other than Old Investors Bancorp may offer directly or indirectly to acquire the beneficial ownership of more than 10% of any class of equity security of Investors Bank. This provision does not apply to any tax-qualified employee benefit plan of Investors Bank or New Investors Bancorp or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of New Investors Bancorp or any of its subsidiaries, so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner, directly or indirectly, of more than 10% of any class of equity securities of Investors Bank. In addition, during this five-year period, all shares owned over the 10% limit may not be voted on any matter submitted to stockholders for a vote.

Conversion Regulations

Federal Reserve Board regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquire stock or subscription rights in a converting institution or its holding company from another person prior to completion of its conversion. Further, without the prior written approval of the Federal Reserve Board, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Federal Reserve Board has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on behalf of the converting institution or its holding company, for resale to the general public, are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of an insured savings association or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a savings association without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Federal Reserve Board.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the Federal Reserve Board that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as will be the case with New Investors Bancorp, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934. Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.

DESCRIPTION OF CAPITAL STOCK FOLLOWING THE CONVERSION

General

New Investors Bancorp is authorized to issue 1,000,000,000 shares of common stock, par value of $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. We currently expect to have outstanding following the conversion up to 354,757,356 shares of common stock, subject to adjustment up to 407,820,960 shares. We will not issue shares of preferred stock in the conversion. Each share of common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock, in accordance with the plan of conversion and reorganization, all of the shares of common stock will be duly authorized, fully paid and nonassessable.

The shares of common stock will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC or any other government agency.

Common Stock

Dividends. Delaware law generally limits dividends to our capital surplus or, if there is no capital surplus, our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The payment of dividends is also subject to limitations that are imposed by law and applicable regulation, including restrictions on payments of dividends that would reduce our assets below the then-adjusted balance of our liquidation account. The holders of our common stock will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If we issue shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of our common stock have exclusive voting rights in New Investors Bancorp. They elect our board of directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of our then-outstanding shares of common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If we issue shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 80% of our outstanding common stock.

As a stock savings bank, corporate powers and control of Investors Bank are vested in its board of directors, who elect the officers of Investors Bank and who fill any vacancies on the board of directors. Voting rights of Investors Bank are vested exclusively in the owners of the shares of capital stock of Investors Bank, which will be New Investors Bancorp, and voted at the direction of our board of directors. Consequently, the holders of our common stock will not have direct control of Investors Bank.

Liquidation. In the event of any liquidation, dissolution or winding up of Investors Bank, New Investors Bancorp, as the holder of 100% of Investors Bank’s capital stock, would be entitled to receive all assets of Investors Bank available for distribution, after payment or provision for payment of all debts and liabilities of Investors Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the event of liquidation, dissolution or winding up of New Investors Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of New Investors Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of our common stock are not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of the shares of our authorized preferred stock will be issued as part of the offering or the conversion. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT

The transfer agent and registrar for New Investors Bancorp’s common stock is Registrar and Transfer Company, Cranford, New Jersey.

EXPERTS

The consolidated financial statements of Old Investors Bancorp and subsidiaries as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which are included herein and upon the authority of said firm as experts in accounting and auditing.

RP Financial, LC. has consented to the publication herein of the summary of its report setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the conversion and offering and its letters with respect to subscription rights and the liquidation accounts.

LEGAL MATTERS

Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., counsel to Old Investors Bancorp, Investors Bancorp, MHC, Investors Bank and New Investors Bancorp, issued to New Investors Bancorp its opinion regarding the legality of the common stock and the federal income tax consequences of the conversion. KPMG LLP, Short Hills, New Jersey has provided opinions to us regarding the New Jersey income tax consequences of the conversion. Certain legal matters will be passed upon for KBW and, in the event of a firm commitment underwritten offering, for RBC and KBW by Elias, Matz Tiernan & Herrick L.L.P., Washington, D.C.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The SEC telephone number is 1-800-SEC-0330. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including us. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

In connection with the offering, New Investors Bancorp will register its common stock under Section 12(b) of the Securities Exchange Act of 1934 and, upon such registration, New Investors Bancorp and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% stockholders, and the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion and reorganization, we have undertaken that we will not terminate such registration for a period of at least three years following the offering.

Index to Consolidated Financial Statements of

Investors Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets as of September 30, 2013 (unaudited) and December 31, 2012	F-2

Consolidated Statements of Income for the Three Months Ended September 30, 2013 and 2012 (unaudited) and the Nine Months Ended September 30, 2013 and 2012 (unaudited)	F-3

Consolidated Statements of Comprehensive Income for the Three Months Ended September 30, 2013 and 2012 (unaudited) and the Nine Months Ended September 30, 2013 and 2012 (unaudited)	F-4

Consolidated Statements of Stockholders’ Equity for the Nine Months Ended September 30, 2013 and 2012 (unaudited)	F-5

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2013 and 2012 (unaudited)	F-6-7

Notes to the Consolidated Financial Statements	F-8-38

Reports of Independent Registered Public Accounting Firm	F-39-40

Consolidated Balance Sheets as of December 31, 2012 and 2011	F-41

Consolidated Statements of Income for the Year Ended December 31, 2012, 2011 and 2010	F-42

Consolidated Statements of Comprehensive Income for the Year Ended December 31, 2012, 2011 and 2010	F-43

Consolidated Statements of Stockholders’ Equity for the Year Ended December 31, 2012, 2011 and 2010	F-44

Consolidated Statements of Cash Flows for the Year Ended December 31, 2012, 2011 and 2010	F-45-46

Notes to the Consolidated Financial Statements	F-47-93

INVESTORS BANCORP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2013 (unaudited) and December 31, 2012

	September 30, 2013	December 31, 2012
	(In thousands)
ASSETS
Cash and cash equivalents	$168,329	155,153
Securities available-for-sale, at estimated fair value	816,496	1,385,328
Securities held-to-maturity, net (estimated fair value of $687,130 and $198,893 at September 30, 2013 and December 31, 2012, respectively)	670,958	179,922
Loans receivable, net	11,374,012	10,306,786
Loans held-for-sale	9,130	28,233
Stock in the Federal Home Loan Bank	192,883	150,501
Accrued interest receivable	45,431	45,144
Other real estate owned	5,119	8,093
Office properties and equipment, net	101,929	91,408
Net deferred tax asset	173,679	150,006
Bank owned life insurance	116,122	113,941
Intangible assets	100,342	99,222
Other assets	32,957	8,837

Total assets	$13,807,387	12,722,574

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits	$8,642,335	8,768,857
Borrowed funds	3,796,112	2,705,652
Advance payments by borrowers for taxes and insurance	75,020	52,707
Other liabilities	167,272	128,541

Total liabilities	12,680,739	11,655,757

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value, 50,000,000 authorized shares; none issued	—	—
Common stock, $0.01 par value, 200,000,000 shares authorized; 118,020,280 issued; 112,155,719 and 111,915,882 outstanding at September 30, 2013 and December 31, 2012, respectively	532	532
Additional paid-in capital	538,164	533,858
Retained earnings	712,671	644,923
Treasury stock, at cost; 5,864,561 and 6,104,398 shares at September 30, 2013 and December 31, 2012, respectively	(70,676)	(73,692)
Unallocated common stock held by the employee stock ownership plan	(30,133)	(31,197)
Accumulated other comprehensive loss	(23,910)	(7,607)

Total stockholders’ equity	1,126,648	1,066,817

Total liabilities and stockholders’ equity	$13,807,387	12,722,574

See accompanying notes to consolidated financial statements.

INVESTORS BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(Dollars in thousands, except per share data)
Interest and dividend income
Loans receivable and loans held-for-sale	$127,186	111,909	$369,682	334,438
Securities
Equity	18	4	41	10
Government-sponsored enterprise obligations	1	1	3	12
Mortgage-backed securities	7,123	7,111	20,336	23,530
Municipal bonds and other debt	1,406	1,426	4,401	3,940
Interest-bearing deposits	20	9	41	30
Federal Home Loan Bank stock	1,643	1,415	4,521	4,069

Total interest and dividend income	137,397	121,875	399,025	366,029

Interest expense
Deposits	11,730	14,882	36,668	49,621
Secured borrowings	15,243	15,056	45,183	45,180

Total interest expense	26,973	29,938	81,851	94,801

Net interest income	110,424	91,937	317,174	271,228
Provision for loan losses	13,750	16,000	41,250	48,000

Net interest income after provision for loan losses	96,674	75,937	275,924	223,228

Non-interest income
Fees and service charges	5,003	3,586	14,330	12,769
Income on bank owned life insurance	694	678	2,182	1,893
Gain on loan transactions, net	2,226	7,191	7,302	15,874
Gain on securities transactions	15	255	706	286
Gain (loss) on sale of other real estate owned, net	226	(51)	688	(122)
Other income	1,327	1,046	3,910	2,940

Total non-interest income	9,491	12,705	29,118	33,640

Non-interest expense
Compensation and fringe benefits	31,592	25,221	90,472	76,242
Advertising and promotional expense	2,023	1,852	6,234	5,294
Office occupancy and equipment expense	10,386	7,892	29,026	25,241
Federal deposit insurance premiums	3,800	3,470	11,050	7,370
Stationery, printing, supplies and telephone	866	607	2,444	2,062
Professional fees	2,789	1,707	7,885	7,591
Data processing service fees	4,694	3,295	12,786	11,554
Other operating expenses	4,681	4,173	13,955	12,194

Total non-interest expenses	60,831	48,217	173,852	147,548

Income before income tax expense	45,334	40,425	131,190	109,320
Income tax expense	16,053	15,936	46,666	41,924

Net income	$29,281	24,489	$84,524	67,396

Basic earnings per share	$0.27	0.23	$0.78	0.63
Diluted earnings per share	$0.27	0.23	$0.78	0.62
Weighted average shares outstanding
Basic	107,933,076	107,409,451	107,765,190	107,347,608
Diluted	109,357,614	108,276,407	109,022,307	107,937,805

See accompanying notes to consolidated financial statements.

INVESTORS BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(In thousands)
Net income	$29,281	24,489	84,524	67,396
Other comprehensive (loss), income net of tax:
Change in funded status of retirement obligations	141	72	424	215
Unrealized gain (loss) on securities available-for-sale	152	2,949	(10,614)	7,198
Net loss on securities reclassified from available-for-sale to held-to-maturity	—	—	(7,242)	—
Accretion of loss on securities reclassified to held-to-maturity	502	—	502	—
Reclassification adjustment for security (gains), losses included in net income	—	82	(405)	104
Other-than-temporary impairment accretion on debt securities	641	218	1,032	655

Total other comprehensive (loss) income	1,436	3,321	(16,303)	8,172

Total comprehensive income	$30,717	27,810	68,221	75,568

See accompanying notes to consolidated financial statements.

INVESTORS BANCORP, INC. & SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Nine months ended September 30, 2013 and 2012

(Unaudited)

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Unallocated Common Stock Held by ESOP	Accumulated other comprehensive income (loss)	Total stockholders’ equity
	(In thousands)
Balance at December 31, 2011	$532	536,408	561,596	(87,375)	(32,615)	(11,106)	967,440
Net income	—	—	67,396	—	—	—	67,396
Other comprehensive income, net of tax	—	—	—	—	—	8,172	8,172
Purchase of treasury stock (54,673 shares)	—	—	—	(806)	—	—	(806)
Treasury stock allocated to restricted stock plan	—	(6,904)	243	6,661	—	—	—
Common stock issued from treasury to finance acquisition (551,862 shares)	—	—	(142)	7,703	—	—	7,561
Compensation cost for stock options and restricted stock	—	2,722	—	—	—	—	2,722
Net tax benefit from stock-based compensation	—	83	—	—	—	—	83
Cash dividend paid ($0.05 per common share)	—	—	(5,595)	—	—	—	(5,595)
ESOP shares allocated or committed to be released	—	577	—	—	1,064	—	1,641

Balance at September 30, 2012	$532	532,886	623,498	(73,817)	(31,551)	(2,934)	1,048,614

Balance at December 31, 2012	$532	533,858	644,923	(73,692)	(31,197)	(7,607)	1,066,817
Net income	—	—	84,524	—	—	—	84,524
Other comprehensive loss, net of tax	—	—	—	—	—	(16,303)	(16,303)
Purchase of treasury stock (76,663 shares)	—	—	—	(1,376)	—	—	(1,376)
Treasury stock allocated to restricted stock plan	—	(55)	13	42	—	—	—
Compensation cost for stock options and restricted stock	—	2,648	—	—	—	—	2,648
Net tax benefit from stock-based compensation	—	234	—	—	—	—	234
Exercise of Stock Option	—	425	—	4,350	—	—	4,775
Cash dividend paid ($0.15 per common share)	—	—	(16,789)	—	—	—	(16,789)
ESOP shares allocated or committed to be released	—	1,054	—	—	1,064	—	2,118

Balance at September 30, 2013	$532	538,164	712,671	(70,676)	(30,133)	(23,910)	1,126,648

See accompanying notes to consolidated financial statements

INVESTORS BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

	Nine months ended September 30,
	2013	2012
	(In thousands)
Cash flows from operating activities:
Net income	$84,524	67,396
Adjustments to reconcile net income to net cash provided by operating activities:
ESOP and stock-based compensation expense	4,766	4,363
Amortization of premiums and accretion of discounts on securities, net	8,049	9,358
Amortization of premiums and accretion of fees and costs on loans, net	5,159	7,107
Amortization of intangible assets	1,620	1,058
Provision for loan losses	41,250	48,000
Depreciation and amortization of office properties and equipment	6,038	5,015
Gain on securities, net	(706)	(286)
Mortgage loans originated for sale	(334,676)	(629,985)
Proceeds from mortgage loan sales	359,216	632,400
Gain on sales of mortgage loans, net	(5,437)	(13,702)
(Gain) loss on sale of other real estate owned	(688)	122
Income on bank owned life insurance	(2,181)	(1,893)
(Increase) decrease in accrued interest receivable	(287)	820
Deferred tax benefit	(12,308)	(4,531)
(Increase) decrease in other assets	(26,860)	9,886
Increase in other liabilities	39,448	37,202

Total adjustments	82,403	104,934

Net cash provided by operating activities	166,927	172,330

Cash flows from investing activities:
Purchases of loans receivable	(793,198)	(496,290)
Net originations of loans receivable	(443,440)	25,232
Proceeds from sale of loans held for investment	121,046	77,302
Gain on disposition of loans held for investment	(1,865)	(2,172)
Net proceeds from sale of foreclosed real estate	7,484	3,207
Purchases of mortgage-backed securities held to maturity	(29,723)	—
Purchases of debt securities held-to-maturity	(9,391)	(5,138)
Purchases of mortgage-backed securities available-for-sale	(295,897)	(524,055)
Proceeds from paydowns/maturities on mortgage-backed securities held-to-maturity	57,499	81,004
Proceeds from paydowns on equity securities available-for-sale	108	—
Proceeds from paydowns/maturities on debt securities held-to-maturity	17,086	12,769
Proceeds from paydowns/maturities on mortgage-backed securities available-for-sale	246,415	242,650
Proceeds from sale of mortgage-backed securities held-to-maturity	—	14,871
Proceeds from sales of mortgage-backed securities available-for-sale	55,971	172,206
Proceeds from sales of US Government and Agency Obligations available-for-sale	—	3,219

	Nine months ended September 30,
	2013	2012
	(In thousands)
Redemption of equity securities available-for-sale	—	85
Proceeds from redemptions of Federal Home Loan Bank stock	89,102	56,222
Purchases of Federal Home Loan Bank stock	(131,484)	(69,637)
Purchases of office properties and equipment	(16,559)	(18,320)
Death benefit proceeds from bank owned life insurance	—	3,204
Cash received, net of cash consideration paid for acquisitions	—	27,741

Net cash used in investing activities	(1,126,846)	(395,900)

Cash flows from financing activities:
Net increase in deposits	(126,522)	144,439
Repayments of funds borrowed under other repurchase agreements	150,000	(90,000)
Net increase in other borrowings	940,460	187,314
Net increase in advance payments by borrowers for taxes and insurance	22,313	12,804
Dividends paid	(16,789)	—
Exercise of stock options	4,775	—
Purchase of treasury stock	(1,376)	(806)
Net tax benefit from stock-based compensation	234	83

Net cash provided by financing activities	973,095	253,834

Net increase in cash and cash equivalents	13,176	30,264
Cash and cash equivalents at beginning of period	155,153	90,139

Cash and cash equivalents at end of period	$168,329	120,403

Supplemental cash flow information:
Non-cash investing activities:
Real estate acquired through foreclosure	$3,822	8,625
Cash paid during the year for:
Interest	$81,028	95,255
Income taxes	$59,923	45,885
Acquisitions:
Non-cash assets acquired:
Investment securities available for sale	$—	170,368
Loans	—	177,512
Goodwill and other intangible assets, net	—	16,732
Other assets	—	15,806
Total non-cash assets acquired	$—	380,418
Liabilities assumed:
Deposits	$—	385,859
Borrowings	—	8,200
Other liabilities	—	6,441
Total liabilities assumed	$—	400,500
Net non-cash assets acquired	$—	(20,082)
Common stock issued for Brooklyn Federal Savings Bank acquisition	$—	(7,561)

See accompanying notes to consolidated financial statements.

INVESTORS BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.	Basis of Presentation

The consolidated financial statements are comprised of the accounts of Investors Bancorp, Inc. and its wholly owned subsidiaries, including Investors Bank (the “Bank”) and the Bank’s wholly-owned subsidiaries (collectively, the “Company”).

In the opinion of management, all the adjustments (consisting of normal and recurring adjustments) necessary for the fair presentation of the consolidated financial condition and the consolidated results of operations for the unaudited periods presented have been included. The results of operations and other data presented for the three and nine months ended September 30, 2013 are not necessarily indicative of the results of operations that may be expected for subsequent periods or the full year results.

Certain information and note disclosures usually included in financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for the preparation of the Form 10-Q. The consolidated financial statements presented should be read in conjunction with the Company’s audited consolidated financial statements and notes to the consolidated financial statements included in the Company’s December 31, 2012 Annual Report on Form 10-K. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

2.	Business Combinations

On April 5, 2013, the Company entered into a definitive merger agreement with Gateway Community Financial Corporation, the mid-tier holding company for GCF Bank. Gateway Community Financial Corporation has no public shareholders, and therefore no merger consideration will be paid to third parties. The Company will issue shares of its common stock to Investors MHC as consideration for the transaction. The number of shares to be issued will be based on the pro forma market valuation of Gateway Community Financial Corporation as determined by an independent appraisal. As of June 30, 2013, Gateway Community Financial Corporation operated 4 branches in Gloucester County, New Jersey, and had assets of $303.0 million, deposits of $271.6 million and a net worth of $24.4 million. The merger agreement has been approved by the boards of directors of each company and is subject to regulatory approvals and other customary closing conditions. As the merger has not been completed, the transaction is not reflected in the balance sheet or results of operation for the periods presented in this document.

On December 19, 2012, the Company entered into a definitive merger agreement with Roma Financial Corporation, the federally-chartered holding company for Roma Bank and RomAsia Bank. Under the terms of the merger agreement, 100% of the shares of Roma Financial will be converted into Investors Bancorp Inc. common stock. As of June 30, 2013, Roma Financial Corporation operated 26 branches in Burlington, Ocean, Mercer, Camden and Middlesex counties, New Jersey, and had assets of $1.73 billion, deposits of $1.41 billion and stockholders’ equity of $217.2 million. The merger agreement has been approved by the boards of directors of each company as well as Investors Bancorp and Roma Financial shareholders. The merger is subject to the requisite regulatory approvals and other customary closing conditions. As the merger has not been completed, the transaction is not reflected in the balance sheet or results of operation for the periods presented in this document.

On October 15, 2012, the Company completed the acquisition of Marathon Banking Corporation and Marathon National Bank of New York, (“Marathon Bank”) a federally chartered bank with 13 full-service branches in the New York metropolitan area. The acquisition was accounted for under the acquisition method of accounting as prescribed by “ASC” 805 “Business Combinations”, as amended. After the purchase accounting adjustments, the Company assumed $777.5 million in customer deposits and acquired $558.5 million in loans. This transaction resulted in $38.6 million of goodwill and generated $5.0 million in core deposit intangibles. Under this method of accounting, the purchase price has been allocated to the respective assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. The excess cost over fair value of net assets acquired has been recorded as goodwill. The purchase price of $135.0 million was paid using available cash.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for Marathon, net of cash consideration paid:

At October 15, 2012
(In millions)
Cash and cash equivalents, net	$113.0
Securities available-for-sale	42.2
Securities held to maturity	4.7
Loans receivable	558.5
Accrued interest receivable	1.5
Other real estate owned	1.0
Office properties and equipment, net	7.5
Goodwill	38.6
Intangible assets	5.0
Other assets	14.7

Total assets acquired	786.7

Deposits	(777.5)
Borrowed funds	(5.2)
Other liabilities	(4.0)

Total liabilities assumed	$(786.7)

For the nine months ended September 30, 2013, an adjustment of $207,000 was recorded to goodwill due to adjustments to purchase accounting, see footnote 7, “Goodwill and Other Intangible Assets”. The calculation of goodwill is subject to change for up to one year after closing date of the transactions as additional information relative to closing dates estimates and uncertainties becomes available.

On January 6, 2012, the Company completed the acquisition of Brooklyn Federal Bancorp, Inc. (“BFSB”), the holding company of Brooklyn Federal Savings Bank, a federally chartered savings bank with five full-service branches in Brooklyn and Long Island. After the purchase accounting adjustments, the Company assumed $385.9 million in customer deposits and acquired $177.5 million in loans. This transaction resulted in $16.7 million of goodwill and generated $218,000 in core deposit intangibles. Under the acquisition method of accounting, the purchase price has been allocated to the respective assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. The excess cost over fair value of net assets acquired has been recorded as goodwill. The purchase price of $10.3 million was paid through a combination of the Company’s common stock (551,862 shares), issued to Investors Bancorp, MHC, and cash of $2.9 million. Brooklyn Federal Savings Bank was merged into the Bank as of the acquisition date. In a separate transaction, the Company sold most of Brooklyn Federal Savings Bank’s commercial real estate loan portfolio to a real estate investment fund on January 10, 2012.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for BFSB, net of cash consideration paid:

At January 6, 2012
(In millions)
Cash and cash equivalents, net	$27.7
Securities available-for-sale	170.4
Loans receivable	177.5
Accrued interest receivable	1.1
Office properties and equipment, net	5.2
Goodwill	16.7
Intangible assets	0.2
Other assets	9.3

Total assets acquired	408.1

Deposits	(385.9)
Borrowed funds	(8.2)
Other liabilities	(6.4)

Total liabilities assumed	(400.5)

Net assets acquired	$7.6

The purchase accounting for the Brooklyn is complete and reflected in the table above and in our consolidated financial statements.

Fair Value Measurement of Assets Acquired and Liabilities Assumed

Described below are the methods used to determine the fair values of the significant assets acquired and liabilities assumed in the Marathon and BFSB acquisitions:

Securities.

The estimated fair values of the investment securities classified as available for sale were calculated utilizing Level 1 inputs. The prices for these instruments are based upon sales of the securities shortly after the acquisition date. Investment securities classified as Held to Maturity were valued using a combination of Level 2 and Level 3 inputs. The Company reviewed the data and assumptions used in pricing the securities by its third party provider to ensure the highest level of significant inputs are derived from market observable data.

Loans.

The acquired loan portfolio was valued based on guidance from ASC 820-10 which defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. Level 3 procedures utilized to value the portfolio included the use of present value techniques employing cash flow estimates and the incorporated assumptions that marketplace participants would use in estimating fair values. In instances where reliable market information was not available, the Company used its own assumptions in an effort to determine reasonable fair value. Specifically, the Company utilized three separate fair value analyses we believe a market participant might employ in estimating the entire fair value adjustment required under ASC 820-10. The three separate fair valuation methodologies used are: 1) interest rate loan fair value analysis, 2) general credit fair value adjustment and 3) specific credit fair value adjustment.

To prepare the interest rate loan fair value analysis loans were assembled into groupings by characteristics such as loan type, term, collateral and rate. Market rates for similar loans were obtained from various external data sources and reviewed by Company Management for reasonableness. The average of these rates was used as the fair value interest rate a market participant would utilize. A present value approach was utilized to calculate the interest rate fair value adjustment.

The General Credit Risk fair value adjustment was calculated using a two part general credit fair value analysis; 1) expected lifetime losses and 2) estimated fair value adjustment for qualitative factors. The expected lifetime losses were calculated using an average of historical losses of the Company, Marathon Bank and peer banks. The adjustment related to qualitative factors was impacted by general economic conditions, and the risk related to lack of familiarity with the originator’s underwriting process.

To calculate the Specific Credit fair value adjustment the Company reviewed the acquired loan portfolio for loans meeting the definition of an impaired loan as defined by ASC 310-30. Loans meeting this criteria were reviewed by comparing the contractual cash flows to expected collectible cash flows. The aggregate expected cash flows less the acquisition date fair value will result in an accretable yield amount. The accretable yield amount will be recognized over the life of the loans on a level yield basis as an adjustment to yield.

Deposits / Core Deposit Intangibles.

Core deposit intangibles (CDI) represent the value assigned to demand, interest checking, money market and savings accounts acquired as part of an acquisition. The CDI value represents the future economic benefit, including the present value of future tax benefits, of the potential cost savings from acquiring core deposits as part of an acquisition compared to the cost alternative funding sources.

Certificates of deposit (time deposits) are not considered to be core deposits as they are assumed to have a low expected average life upon acquisition. The fair value of certificates of deposits represents the present value of the certificates’ expected contractual payments discounted by market rates for similar CD’s.

Borrowed Funds.

The present value approach was used to determine the fair value of the borrowed funds acquired during 2012. The fair value of the liability represents the present value of the expected payments using the three year FHLB advance rate.

3.	Earnings Per Share

The following is a summary of our earnings per share calculations and reconciliation of basic to diluted earnings per share.

	Three months ended September 30,
	2013			2012
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
	(Dollars in thousands, except per share data)
Net income	$29,281			$24,489

Basic earnings per share:
Income available to common stockholders	$29,281	107,933,076	$0.27	$24,489	107,409,451	$0.23

Effect of dilutive common stock equivalents	—	1,424,538		—	866,956

Diluted earnings per share:
Income available to common stockholders	$29,281	109,357,614	$0.27	$24,489	108,276,407	$0.23

For the three months ended September 30, 2013 and 2012 there were 194,000 and 15,000 equity awards, respectively, that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

	Nine months ended September 30,
	2013			2012
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
	(Dollars in thousands, except per share data)
Net income	$84,524			$67,396

Basic earnings per share:
Income available to common stockholders	$84,524	107,765,190	$0.78	$67,396	107,347,608	$0.63

Effect of dilutive common stock equivalents	—	1,257,117		—	590,197

Diluted earnings per share:
Income available to common stockholders	$84,524	109,022,307	$0.78	$67,396	107,937,805	$0.62

For the nine months ended September 30, 2013 and 2012 there were 194,000 and 486,000 equity awards, respectively that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

4.	Securities

The carrying value, gross unrealized gains and losses and estimated fair value of securities available-for-sale and held-to-maturity for the dates indicated are as follows:

	At September 30, 2013
	Carrying value	Gross unrecognized gains	Gross unrecognized losses	Estimated fair value
	(In thousands)
Available-for-sale:
Equity securities	$3,220	1,119	19	4,320
Debt securities:
Government-sponsored enterprises	3,013	—	—	3,013
Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	379,187	4,472	2,638	381,021
Federal National Mortgage Association	424,221	5,931	2,717	427,435
Government National Mortgage Association	703	4	—	707

Total mortgage-backed securities available-for-sale	804,111	10,407	5,355	809,163

Total available-for-sale securities	$810,344	11,526	5,374	816,496

	At September 30, 2013
	Amortized cost	Net unrealized gains (losses) (1)	Carrying value	Gross unrecognized gains (2)	Gross unrecognized losses (2)	Estimated fair value
	(In thousands)
Held-to-maturity:
Debt securities:
Government-sponsored enterprises	$127	—	127	1	—	128
Municipal bonds	15,331	—	15,331	636	—	15,967
Corporate and other debt securities	58,597	(26,759)	31,838	20,625	2,505	49,958

Total debt securities held-to-maturity	74,055	(26,759)	47,296	21,262	2,505	66,053

Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	265,570	(5,701)	259,869	2,058	4,278	257,649
Federal National Mortgage Association	369,071	(5,693)	363,378	3,074	3,439	363,013
Federal housing authorities	415	—	415	—	—	415

Total mortgage-backed securities held-to-maturity	635,056	(11,394)	623,662	5,132	7,717	621,077

Total held-to-maturity securities	$709,111	(38,153)	670,958	26,394	10,222	687,130

(1)	Unrealized gains and losses of held-to-maturity securities represent (i) the other than temporary charge related to other non credit factors on corporate and other debt securities and is amortized through accumulated other comprehensive income over the remaining life of the securities; and (ii) unrealized gains and losses on securities reclassified from available-for-sale to held-to-maturity that are reflected in accumulated other comprehensive loss on the consolidated balance sheet and is being recognized over the life of the securities.
(2)	Unrecognized holding gains and losses of held-to-maturity securities are not reflected in the financial statements, as they represent fair value fluctuations from the later of: (i) the date a security is designated as held-to-maturity; or (ii) the date that an OTTI charge is recognized on a held-to-maturity security, through the date of the balance sheet.

	At December 31, 2012
	Carrying value	Gross unrecognized gains	Gross unrecognized losses	Estimated fair value
	(In thousands)
Available-for-sale:
Equity securities	$3,306	855	—	4,161
Debt securities:
Government-sponsored enterprises	3,038	—	3	3,035
Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	660,095	7,573	151	667,517
Federal National Mortgage Association	689,587	16,735	194	706,128
Government National Mortgage Association	4,414	73	—	4,487

Total mortgage-backed securities available-for-sale	1,354,096	24,381	345	1,378,132

Total available-for-sale securities	$1,360,440	25,236	348	1,385,328

	At December 31, 2012
	Amortized cost	Net unrealized gains (losses) (1)	Carrying value	Gross unrecognized gains (2)	Gross unrecognized losses (2)	Estimated fair value
	(In thousands)
Held-to-maturity:
Debt securities:
Government-sponsored enterprises	$147	—	147	2	—	149
Municipal bonds	21,156	—	21,156	1,138	—	22,294
Corporate and other debt securities	58,007	(28,504)	29,503	13,148	3,356	39,295

Total debt securities held-to-maturity	79,310	(28,504)	50,806	14,288	3,356	61,738

Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	63,033	—	63,033	3,193	3	66,223
Federal National Mortgage Association	64,278	—	64,278	4,843	—	69,121
Federal housing authorities	1,805	—	1,805	6	—	1,811

Total mortgage-backed securities held-to-maturity	129,116	—	129,116	8,042	3	137,155

Total held-to-maturity securities	$208,426	(28,504)	179,922	22,330	3,359	198,893

(1)	Unrealized gains and losses of held-to-maturity securities represent the other than temporary charge related to other non credit factors on corporate and other debt securities and is amortized through accumulated other comprehensive income over the remaining life of the securities.
(2)	Unrecognized holding gains and losses of held-to-maturity securities are not reflected in the financial statements, as they represent fair value fluctuations from the later of: (i) the date a security is designated as held-to-maturity; or (ii) the date that an OTTI charge is recognized on a held-to-maturity security, through the date of the balance sheet.

Our investment portfolio is comprised primarily of fixed rate mortgage-backed securities guaranteed by a Government Sponsored Enterprise (“GSE”) as issuer. Current market conditions have not significantly impacted the pricing of our portfolio or our ability to obtain reliable prices. See note 11 for further discussion on the valuation of securities.

The changes in held-to-maturity and available-for-sale securities for the period ending September 30, 2013 is primarily attributed to a $524.0 million transfer of previously-designated available-for-sale to a held-to-maturity designation at fair value. In accordance with ASC 320, Investments - Debt and Equity Securities, the Company is required at each balance sheet date to reassess the classification of each security held. The reclassification for the period ended September 30, 2013 is permitted as the Company has appropriately determined the ability and intent to hold these securities as an investment until maturity or call. The securities transferred had a net loss of $12.2 million that is reflected in accumulated other comprehensive loss on the consolidated balance sheet, net of subsequent amortization, which is being recognized over the life of the securities.

Gross unrealized losses on securities and the estimated fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2013 and December 31, 2012, was as follows:

	September 30, 2013
	Less than 12 months		12 months or more		Total
	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses
	(In thousands)
Available-for-sale:
Equity securities	$506	19	—	—	506	19
Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	115,148	2,638	—	—	115,148	2,638
Federal National Mortgage Association	119,897	2,717	—	—	119,897	2,717

Total mortgage-backed securities available-for-sale	235,045	5,355	—	—	235,045	5,355

Total available-for-sale	235,551	5,374	—	—	235,551	5,374

Held-to-maturity:
Debt securities:
Corporate and other debt securities	1,357	34	1,174	2,471	2,531	2,505

Total debt securities held-to-maturity	1,357	34	1,174	2,471	2,531	2,505

Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	152,492	4,278	—	—	152,492	4,278
Federal National Mortgage Association	144,273	3,439	—	—	144,273	3,439

Total mortgage-backed securities held-to-maturity	296,765	7,717	—	—	296,765	7,717

Total held-to-maturity	298,122	7,751	1,174	2,471	299,296	10,222

Total	$533,673	13,125	1,174	2,471	534,847	15,596

	December 31, 2012
	Less than 12 months		12 months or more		Total
	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses
	(In thousands)
Available-for-sale:
Debt securities:
Government-sponsored enterprises	$3,035	3	—	—	3,035	3

Total debt securities available-for-sale	3,035	3	—	—	3,035	3

Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	125,707	135	712	16	126,419	151
Federal National Mortgage Association	67,687	194	—	—	67,687	194

Total mortgage-backed securities available-for-sale	193,394	329	712	16	194,106	345

Total available-for-sale	196,429	332	712	16	197,141	348

Held-to-maturity:
Debt securities:
Corporate and other debt securities	1,951	171	1,542	3,185	3,493	3,356

Total debt securities held-to-maturity	1,951	171	1,542	3,185	3,493	3,356

Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	347	3	—	—	347	3

Total mortgage-backed securities held-to-maturity	347	3	—	—	347	3

Total held-to-maturity	2,298	174	1,542	3,185	3,840	3,359

Total	$198,727	506	2,254	3,201	200,981	3,707

The majority of gross unrealized losses relate to our mortgage-backed-security portfolio which are guaranteed by Government Sponsored Enterprises. These securities have been negatively impacted by the recent increase in long-term market interest rates. The remaining gross unrealized losses relate to our corporate and other debt securities whose estimated fair value of has been adversely impacted by the current economic environment, current market interest rates, wider credit spreads and credit deterioration subsequent to the purchase of these securities. This portfolio consists of 36 pooled trust preferred securities (“TruPS”), principally issued by banks. At September 30, 2013, the amortized cost (net after previous impairment charges) and estimated fair values of the trust preferred portfolio was $31.8 million and $50.0 million, respectively with 7 of the securities in an unrealized loss position (see “OTTI” for further discussion). The Company has no intent to sell, nor is it more likely than not that the Company will be required to sell, the securities in an unrealized loss position before the recovery of their amortized cost basis or maturity.

The following table summarizes the Company’s pooled trust preferred securities as of September 30, 2013. The Company does not own any single-issuer trust preferred securities.

(Dollars in 000’s)
Description	Class	Book Value	Fair Value	Unrealized Gains (Losses)	Number of Issuers Currently Performing	Current Deferrals and Defaults as a % of Total Collateral (1)	Expected Deferrals and Defaults as % of Remaining Collateral (2)	Excess Subordination as a % of Performing Collateral (3)	Moody’s/ Fitch Credit Ratings
Alesco PF II	B1	$282.5	$399.2	$116.8	31	11.30%	8.70%	—%	Ca / C
Alesco PF III	B1	667.5	1,326.5	659.0	32	10.60%	10.00%	—%	Ca / C
Alesco PF III	B2	267.1	530.6	263.5	32	10.60%	10.00%	—%	Ca / C
Alesco PF IV	B1	343.1	476.6	133.5	36	3.50%	12.10%	—%	C / C
Alesco PF VI	C2	600.9	1,499.5	898.5	45	7.50%	12.20%	—%	Ca / C
MM Comm III	B	1,129.9	3,794.0	2,663.8	6	26.70%	8.60%	12.80%	Ba1 / B
MM Comm IX	B1	65.8	25.9	(39.9)	14	34.70%	15.60%	—%	Ca / D
MMCaps XVII	C1	1,406.6	1,894.2	487.6	30	12.50%	11.30%	—%	Ca / C
MMCaps XIX	C	485.7	20.5	(465.2)	30	25.40%	17.10%	—%	C / C
Tpref I	B	1,375.8	1,341.8	(34.0)	8	49.20%	9.50%	—%	Ca / WD
Tpref II	B	3,741.5	4,601.9	860.4	16	33.40%	13.90%	—%	Caa3 / C
US Cap I	B2	810.9	1,518.9	708.0	29	10.50%	10.10%	—%	Caa1 / C
US Cap I	B1	2,413.7	4,556.7	2,143.0	29	10.50%	10.10%	—%	Caa1 / C
US Cap II	B1	1,250.0	2,146.0	896.0	35	14.90%	9.20%	—%	Caa1 / C
US Cap III	B1	1,649.4	2,277.3	627.9	28	15.40%	14.60%	—%	Ca / C
US Cap IV	B1	934.3	57.0	(877.3)	42	33.60%	24.10%	—%	C / D
Trapeza XII	C1	1,558.7	630.2	(928.5)	29	23.80%	21.20%	—%	C / C
Trapeza XIII	C1	1,620.3	2,365.0	744.7	41	18.40%	16.20%	—%	Ca / C
Pretsl XXIII	A1	558.1	1,422.2	864.1	66	20.00%	16.80%	31.40%	A2 / A
Pretsl XXIV	A1	2,165.3	4,377.1	2,211.9	61	24.10%	19.20%	24.80%	Baa2 / BBB
Pretsl IV	Mez	138.3	211.0	72.8	6	18.00%	8.10%	19.00%	B1 / B
Pretsl V	Mez	15.8	15.6	(1.0)	—	65.50%	—%	—%	C / WD
Pretsl VII	Mez	377.0	1,851.4	1,474.5	12	46.60%	12.70%	—%	Ca / C
Pretsl XV	B1	958.5	1,491.8	533.3	53	18.00%	17.40%	—%	C / C
Pretsl XVII	C	612.7	955.4	342.6	35	19.00%	20.80%	—%	C / CC
Pretsl XVIII	C	1,415.8	1,991.7	575.9	55	20.40%	14.00%	—%	Ca / C
Pretsl XIX	C	607.9	674.9	67.0	50	14.90%	13.80%	—%	C / C
Pretsl XX	C	317.8	410.6	92.9	47	18.20%	16.00%	—%	C / C
Pretsl XXI	C1	697.6	1,933.5	1,235.9	52	18.90%	15.70%	—%	C / C
Pretsl XXIII	A-FP	935.1	1,955.6	1,020.5	92	20.70%	14.00%	18.30%	A1 / BBB
Pretsl XXIV	C1	600.6	440.5	(160.0)	61	24.10%	19.20%	—%	C / C
Pretsl XXV	C1	347.1	466.1	119.0	47	26.40%	15.00%	—%	C / C
Pretsl XXVI	C1	410.9	725.0	314.1	50	24.10%	15.80%	—%	C / C
Pref Pretsl IX	B2	405.3	566.6	161.3	32	20.80%	12.90%	—%	Caa1 / C
Pretsl II	B1	436.4	671.9	235.5	23	8.00%	9.60%	—%	B
Pretsl X	C2	233.6	335.4	101.9	34	29.00%	12.50%	—%	Caa3 / C
		$31,837.5	$49,958.1	$18,120.0

(1)	At September 30, 2013, assumed recoveries for current deferrals and defaulted issuers ranged from 3.5% to 65.5%.
(2)	At September 30, 2013, assumed recoveries for expected deferrals and defaulted issuers ranged from 8.1% to 24.1%.
(3)	Excess subordination represents the amount of remaining performing collateral that is in excess of the amount needed to pay off a specified class of bonds and all classes senior to the specified class. Excess subordination reduces an investor’s potential risk of loss on their investment as excess subordination absorbs principal and interest shortfalls in the event underlying issuers are not able to make their contractual payments.

A portion of the Company’s securities are pledged to secure borrowings. The contractual maturities of mortgage-backed securities generally exceed 10 years; however, the effective lives are expected to be shorter due to anticipated prepayments. Expected maturities may differ from contractual maturities due to prepayment or early call privileges of the issuer, therefore, mortgage-backed securities are not included in the following table. The carrying value and estimated fair value of debt securities at September 30, 2013, by contractual maturity, are shown below.

	September 30, 2013
	Carrying value	Estimated fair value
	(In thousands)
Due in one year or less	$9,863	9,863
Due after one year through five years	3,603	3,626
Due after five years through ten years	—	—
Due after ten years	36,843	55,577

Total	$50,309	69,066

Other-Than-Temporary Impairment (“OTTI”)

We conduct a quarterly review and evaluation of the securities portfolio to determine if the value of any security has declined below its cost or amortized cost, and whether such decline is other-than-temporary. If a determination is made that a debt security is other-than-temporarily impaired, the Company will estimate the amount of the unrealized loss that is attributable to credit and all other non-credit related factors. The credit related component will be recognized as an other-than-temporary impairment charge in non-interest income as a component of gain (loss) on securities, net. The non-credit related component will be recorded as an adjustment to accumulated other comprehensive income, net of tax.

Through the use of a valuation specialist, we evaluate the credit and performance of each underlying issuer of our trust preferred securities by deriving probabilities and assumptions for default, recovery and prepayment/amortization for the expected cash flows for each security. At September 30, 2013, management deemed that the present value of projected cash flows for each security was greater than the book value and did not recognize any additional OTTI charges for the period ended September 30, 2013. At September 30, 2013, non credit-related OTTI recorded on the previously impaired pooled trust preferred securities was $26.8 million ($15.8 million after-tax).

The following table presents the changes in the credit loss component of the impairment loss of debt securities that the Company has written down for such loss as an other-than-temporary impairment recognized in earnings.

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(In thousands)
Balance of credit related OTTI, beginning of period	$112,886	115,759	$114,514	117,003
Additions:
Initial credit impairments	—	—	—	—
Subsequent credit impairments	—	—	—	—
Reductions:
Accretion of credit loss impairment due to an increase in expected cash flows	(814)	(623)	(2,442)	(1,867)

Balance of credit related OTTI, end of period	$112,072	115,136	$112,072	115,136

The credit loss component of the impairment loss represents the difference between the present value of expected future cash flows and the amortized cost basis of the securities prior to considering credit losses. The beginning balance represents the credit loss component for debt securities for which other-than-temporary impairment occurred prior to the period presented. If other-than-temporary impairment is recognized in earnings for credit impaired debt securities, they would be presented as additions in two components based upon whether the current period is the first time a debt security was credit impaired (initial credit impairment) or is not the first time a debt security was credit impaired (subsequent credit impairments). The credit loss component is reduced if the Company sells, intends to sell or believes it will be required to sell or revises its estimate about the previously credit impaired debt securities. Additionally, the credit loss component is reduced if (i) the Company receives cash flows in excess of what it expected to receive over the remaining life of the credit impaired debt security, (ii) the security matures or (iii) the security is fully written down.

Realized Gains and Losses

Gains and losses on the sale of all securities are determined using the specific identification method. For the three months ended September 30, 2013, the Company realized a $15,000 gain on capital distributions of equity securities from the available-for-sale portfolio. For the three months ended September 30, 2013, there were no losses recognized. For the nine months ended September 30, 2013, proceeds from sales of securities from available-for-sale portfolio were $56.0 million, which resulted in gross realized gains of $846,100 and $162,300 gross realized losses as well as $22,000 of gains on capital distributions of equity securities. For the three and nine months ended September 30, 2013, there were no sales of securities from held-to-maturity portfolio.

For three months ended September 30, 2012, proceeds from sales of securities from available-for-sale portfolio were $8.0 million, which resulted in gross realized gains of $138,000 and no gross realized losses. For the nine months ended September 30, 2012, proceeds from sales of securities from the available-for-sale portfolio were $8.6 million, which resulted in gross realized gains of $176,000 and no gross realized losses. During the nine months ended September 30, 2012, the Company sold $166.8 million of available-for-sale agency mortgage backed securities that were acquired in the acquisition of Brooklyn Federal Bancorp, Inc. The sales did not result in any gross realized gains or gross realized losses. In addition, the Company realized a $33,000 loss on capital distributions of equity securities during the nine months ended September 30, 2012.

For the three months ended September 30, 2012, proceeds from sales of securities from the held-to-maturity portfolio were $14.2 million, which resulted in gross realized gains of $159,000 and gross realized losses of $51,000. For the nine months ended September 30, 2012, proceeds from sales of securities from the held-to-maturity portfolio were $14.9 million, which resulted in gross realized gains of $193,000 and $51,000 in gross realized losses. Sales from the held-to-maturity portfolio met the criteria of principal pay downs under 85% of the original investment amount and therefore do not result in a tainting of the held-to-maturity portfolio. The Company sells securities when market pricing presents, in management’s assessment, an economic benefit that outweighs holding such securities, and when smaller balance securities become cost prohibitive to carry.

5.	Loans Receivable, Net

The detail of the loan portfolio as of September 30, 2013 and December 31, 2012 was as follows:

	September 30, 2013	December 31, 2012
	(In thousands)
Residential mortgage loans	$5,132,745	4,837,838
Multi-family loans	3,557,333	2,995,052
Commercial real estate loans	2,190,099	1,966,156
Construction loans	218,391	224,816
Consumer and other loans	224,029	238,922
Commercial and industrial loans	195,187	168,943

Total loans excluding PCI loans	11,517,784	10,431,727

PCI loans	6,474	6,744
Net unamortized premiums and deferred loan costs	16,533	10,487
Allowance for loan losses	(166,779)	(142,172)

Net loans	$11,374,012	10,306,786

Purchased Credit-Impaired Loans

Purchased Credit-Impaired (“PCI”) loans, are loans acquired at a discount that is due, in part, to credit quality. PCI loans are accounted for in accordance with ASC Subtopic 310-30 and are initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance (i.e., the allowance for loan losses).

The following table presents information regarding the estimates of the contractually required payments, the cash flows expected to be collected, and the estimated fair value of the PCI loans acquired in Marathon Bank acquisition as of October 15, 2012:

October 15, 2012
(In thousands)
Contractually required principal and interest	$11,774
Contractual cash flows not expected to be collected (non-accretable difference)	(4,163)

Expected cash flows to be collected	7,611
Interest component of expected cash flows (accretable yield)	(1,537)

Fair value of acquired loans	$6,074

The following table presents changes in the accretable yield for PCI loans:

	Three months ended September 30, 2013	Nine months ended September 30, 2013
	(In thousands)
Balance, beginning of period	$1,212	1,457
Acquisitions	—	—
Accretion	(135)	(380)
Net reclassification from non-accretable difference	—	—

Balance, end of period	$1,077	1,077

An analysis of the allowance for loan losses is summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(In thousands)
Balance at beginning of the period	$154,467	128,474	142,172	117,242
Loans charged off	(2,484)	(15,332)	(19,219)	(36,474)
Recoveries	1,046	2,124	2,576	2,498

Net charge-offs	(1,438)	(13,208)	(16,643)	(33,976)
Provision for loan losses	13,750	16,000	41,250	48,000

Balance at end of the period	$166,779	131,266	166,779	131,266

The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses that is charged against income. In determining the allowance for loan losses, we make significant estimates and therefore, have identified the allowance as a critical accounting policy. The methodology for determining the allowance for loan losses is considered a critical accounting policy by management because of the high degree of judgment involved, the subjectivity of the assumptions used, and the potential for changes in the economic environment that could result in changes to the amount of the recorded allowance for loan losses.

The allowance for loan losses has been determined in accordance with U.S. GAAP, under which we are required to maintain an allowance for probable losses at the balance sheet date. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our allowance for loan losses is adequate to cover specifically identifiable losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable. No allowance has been provided for the loans acquired in the Brooklyn Federal Savings Bank and Marathon Bank transaction as the loans were marked to fair value on the date of acquisition and there has been no significant subsequent credit deterioration.

Management performs a quarterly evaluation of the adequacy of the allowance for loan losses. The analysis of the allowance for loan losses has two components: specific and general allocations. Specific allocations are made for loans determined to be impaired. A loan is deemed to be impaired if it is a commercial real estate, multi-family or construction loan with an outstanding balance greater than $1.0 million and on non-accrual status, loans modified in a troubled debt restructuring (“TDR”), and other loans if management has specific information of a collateral shortfall. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans, including those loans not meeting the Company’s definition of an impaired loan, by type of loan, risk rating (if applicable) and payment history. In addition, the Company also considers whether residential loans are fixed or adjustable rate. We also analyze historical loss experience, delinquency trends, general economic conditions, geographic concentrations, and industry and peer comparisons. This analysis establishes factors that are applied to the loan groups to determine the amount of the general allocations. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revisions based upon changes in economic and real estate market conditions. Actual loan losses may be significantly more than the allowance for loan losses we have established which could have a material negative effect on our financial results.

On a quarterly basis, management’s Allowance for Loan Loss Committee reviews the current status of various loan assets in order to evaluate the adequacy of the allowance for loan losses. In this evaluation process, specific loans are analyzed to determine their potential risk of loss. This process includes all loans, concentrating on non-accrual and classified loans. Each non-accrual or classified loan is evaluated for potential loss exposure. Any shortfall results in a recommendation of a specific allowance or charge-off if the likelihood of loss is evaluated as probable. To determine the adequacy of collateral on a particular loan, an estimate of the fair value of the collateral is based on the most current appraised value available. This appraised value is then reduced to reflect estimated liquidation expenses.

The results of this quarterly process are summarized along with recommendations and presented to Executive and Senior Management for their review. Based on these recommendations, loan loss allowances are approved by Executive and Senior Management. All supporting documentation with regard to the evaluation process, loan loss experience, allowance levels and the schedules of classified loans are maintained by the Lending Administration Department. A summary of loan loss allowances and the methodology employed to determine such allowances is presented to the Board of Directors on a quarterly basis.

Our primary lending emphasis has been the origination of commercial real estate loans, multi-family loans and the origination and purchase of residential mortgage loans. We also originate commercial and industrial loans, home equity loans and home equity lines of credit. These activities resulted in a concentration of loans secured by real estate property located in New Jersey and New York. Based on the composition of our loan portfolio, we believe the primary risks are increases in interest rates, a continued decline in the general economy, and a further decline in real estate market values in New Jersey, New York and surrounding states. Any one or combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and future levels of loan loss provisions. We consider it important to maintain the ratio of our allowance for loan losses to total loans at an adequate level given current economic conditions and the composition of the portfolio. As a substantial amount of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans are critical in determining the amount of the allowance required for specific loans. Assumptions for appraisal valuations are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly impact the valuation of a property securing a loan and the related allowance determined. The assumptions supporting such appraisals are carefully reviewed by management to determine that the resulting values reasonably reflect amounts realizable on the related loans.

For commercial real estate, construction and multi-family loans, the Company obtains an appraisal for all collateral dependent loans upon origination and an updated appraisal in the event interest or principal payments are 90 days delinquent or when the timely collection of such income is considered doubtful. This is done in order to determine the specific reserve needed upon initial recognition of a collateral dependent loan as non-accrual and/or impaired. In subsequent reporting periods, as part of the allowance for loan loss process, the Company reviews each collateral dependent commercial real estate loan previously classified as non-accrual and/or impaired and assesses whether there has been an adverse change in the collateral value supporting the loan. The Company utilizes information from its commercial lending officers and its loan workout department’s knowledge of changes in real estate conditions in our lending area to identify if possible deterioration of collateral value has occurred. Based on the severity of the changes in market conditions, management determines if an updated appraisal is warranted or if downward adjustments to the previous appraisal are warranted. If it is determined that the deterioration of the collateral value is significant enough to warrant ordering a new appraisal, an estimate of the downward adjustments to the existing appraised value is used in assessing if additional specific reserves are necessary until the updated appraisal is received.

For homogeneous residential mortgage loans, the Company’s policy is to obtain an appraisal upon the origination of the loan and an updated appraisal in the event a loan becomes 90 days delinquent. Thereafter, the appraisal is updated every 2 years if the loan remains in non-performing status and the foreclosure process has not been completed. Additionally, management adjusts the appraised value of residential loans to reflect estimated selling costs and declines in the real estate market.

Management believes the potential risk for outdated appraisals for impaired and other non-performing loans has been mitigated due to the fact that the loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral. Loans are generally charged off after an analysis is completed which indicates that collectability of the full principal balance is in doubt.

Our allowance for loan losses reflects probable losses considering, among other things, the continued adverse economic conditions, the actual growth and change in composition of our loan portfolio, the level of our non-performing loans and our charge-off experience. In addition, the allowance considers the inherent credit risk in the overall portfolio, particularly the credit risk associated with commercial real estate lending and commercial and industrial lending. We believe the allowance for loan losses reflects the inherent credit risk in our portfolio.

Although we believe we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if the current economic environment continues or deteriorates. Management uses the best information available; however, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. In addition, the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance, as an integral part of their examination process, will periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of September 30, 2013 and December 31, 2012:

	September 30, 2013
	Residential Mortgage	Multi- Family	Commercial Real Estate	Construction Loans	Commercial and Industrial Loans	Consumer and Other Loans	Unallocated	Total
	(In thousands)
Allowance for loan losses:
Beginning balance-December 31, 2012	$45,369	29,853	33,347	16,062	4,094	2,086	11,361	142,172
Charge-offs	(13,223)	(1,226)	(792)	(3,104)	(83)	(791)	—	(19,219)
Recoveries	1,564	72	36	254	603	47	—	2,576
Provision	17,365	6,625	12,024	(835)	2,140	808	3,123	41,250

Ending balance-September 30, 2013	$51,075	35,324	44,615	12,377	6,754	2,150	14,484	166,779

Individually evaluated for impairment	$2,074	—	—	—	—	—	—	2,074
Collectively evaluated for impairment	49,001	35,324	44,615	12,377	6,754	2,150	14,484	164,705
Loans acquired with deteriorated credit quality	—	—	—	—	—	—	—	—

Balance at September 30, 2013	$51,075	35,324	44,615	12,377	6,754	2,150	14,484	166,779

Loans:
Individually evaluated for impairment	$19,762	16,510	11,739	17,747	1,627	—	—	67,385
Collectively evaluated for impairment	5,112,983	3,540,824	2,178,359	200,644	193,560	224,029	—	11,450,399
Loans acquired with deteriorated credit quality	486	446	5,542	—	—	—	—	6,474

Balance at September 30, 2013	$5,133,231	3,557,780	2,195,640	218,391	195,187	224,029	—	11,524,258

	December 31, 2012
	Residential Mortgage	Multi- Family	Commercial Real Estate	Construction Loans	Commercial and Industrial Loans	Consumer and Other Loans	Unallocated	Total
	(In thousands)
Allowance for loan losses:
Beginning balance-December 31, 2011	$32,447	13,863	30,947	22,839	3,677	1,335	12,134	117,242
Charge-offs	(20,180)	(9,058)	(479)	(13,227)	(99)	(1,107)	—	(44,150)
Recoveries	593	—	43	3,387	23	34	—	4,080
Provision	32,509	25,048	2,836	3,063	493	1,824	(773)	65,000

Ending balance-December 31, 2012	$45,369	29,853	33,347	16,062	4,094	2,086	11,361	142,172

Individually evaluated for impairment	$2,142	—	—	—	—	—	—	2,142
Collectively evaluated for impairment	43,227	29,853	33,347	16,062	4,094	2,086	11,361	140,030
Loans acquired with deteriorated credit quality	—	—	—	—	—	—	—	—

Balance at December 31, 2012	$45,369	29,853	33,347	16,062	4,094	2,086	11,361	142,172

Loans:
Individually evaluated for impairment	$12,235	10,574	7,075	26,314	1,208	—	—	57,406
Collectively evaluated for impairment	4,825,603	2,984,478	1,959,081	198,502	167,735	238,922	—	10,374,321
Loans acquired with deteriorated credit quality	477	419	5,533	—	315	—	—	6,744

Balance at December 31, 2012	$4,838,315	2,995,471	1,971,689	224,816	169,258	238,922	—	10,438,471

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. For non-homogeneous loans, such as commercial and commercial real estate loans the Company analyzes the loans individually by classifying the loans as to credit risk and assesses the probability of collection for each type of class. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings:

Pass - “Pass” assets are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral in a timely manner.

Special Mention - A “Special Mention” asset has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special Mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. Residential loans delinquent 30-89 days are considered special mention.

Substandard - A “Substandard” asset is inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any. Assets so classified must have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Residential and consumer and other loans delinquent 90 days or greater are considered substandard.

Doubtful - An asset classified “Doubtful” has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently known facts, conditions, and values.

Loss - An asset or portion thereof, classified “Loss” is considered uncollectible and of such little value that its continuance on the institution’s books as an asset, without establishment of a specific valuation allowance or charge-off, is not warranted. This classification does not necessarily mean that an asset has no recovery or salvage value; but rather, there is much doubt about whether, how much, or when the recovery will occur. As such, it is not practical or desirable to defer the write-off.

The following tables present the risk category of loans as of September 30, 2013 and December 31, 2012 by class of loans excluding the PCI loans:

	September 30, 2013
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(In thousands)
Residential	$5,027,428	21,964	83,353	—	—	5,132,745
Multi-family	3,497,448	42,375	17,510	—	—	3,557,333
Commercial real estate	2,114,931	20,298	54,870	—	—	2,190,099
Construction	184,513	7,729	26,149	—	—	218,391
Commercial and industrial	189,013	608	5,566	—	—	195,187
Consumer and other	221,826	325	1,878	—	—	224,029

Total	$11,235,159	93,299	189,326	—	—	11,517,784

	December 31, 2012
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(In thousands)
Residential	$4,714,303	45,144	78,266	125	—	4,837,838
Multi-family	2,945,844	31,594	17,614	—	—	2,995,052
Commercial real estate	1,924,655	18,869	22,632	—	—	1,966,156
Construction	160,390	3,315	61,111	—	—	224,816
Commercial and industrial	162,428	3,319	3,196	—	—	168,943
Consumer and other	236,418	1,065	1,238	201	—	238,922

Total	$10,144,038	103,306	184,057	326	—	10,431,727

The following tables present the payment status of the recorded investment in past due loans as of September 30, 2013 and December 31, 2012 by class of loans excluding the PCI loans:

	September 30, 2013
	30-59 Days	60-89 Days	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable
	(In thousands)
Residential mortgage	$16,003	7,594	64,224	87,821	5,044,924	5,132,745
Multi-family	9,235	3,617	4,848	17,700	3,539,633	3,557,333
Commercial real estate	3,180	253	2,101	5,534	2,184,565	2,190,099
Construction	—	—	13,746	13,746	204,645	218,391
Commercial and industrial	218	320	1,340	1,878	193,309	195,187
Consumer and other	99	268	1,547	1,914	222,115	224,029

Total	$28,735	12,052	87,806	128,593	11,389,191	11,517,784

	December 31, 2012
	30-59 Days	60-89 Days	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable
	(In thousands)
Residential mortgage	$33,451	11,715	76,088	121,254	4,716,584	4,837,838
Multi-family	191	3,950	11,143	15,284	2,979,768	2,995,052
Commercial real estate	16,469	3,016	753	20,238	1,945,918	1,966,156
Construction	—	—	18,876	18,876	205,940	224,816
Commercial and industrial	631	2,639	375	3,645	165,298	168,943
Consumer and other	881	196	1,238	2,315	236,607	238,922

Total	$51,623	21,516	108,473	181,612	10,250,115	10,431,727

The following table presents non-accrual loans excluding PCI loans at the dates indicated:

	September 30, 2013		December 31, 2012
	# of loans	Amount	# of loans	Amount
	(Dollars in thousands)
Non-accrual:
Residential and consumer	305	$75,097	354	$82,533
Construction	7	14,234	9	25,764
Multi-family	9	16,769	5	11,143
Commercial real estate	3	1,630	4	753
Commercial and industrial	8	1,862	2	375

Total non-accrual loans	332	$109,592	374	$120,568

Included in the non-accrual table above are TDR loans whose payment status is current but the Company has classified as non-accrual as the loans have not maintained current payment status for six consecutive months and therefore do not meet the criteria for accrual status. As of September 30, 2013, these loans are comprised of 2 commercial real estate loans totaling $1.4 million, 4 multi-family loans totaling $12.4 million, 1 construction loan totaling $488,000, 1 commercial and industrial loan totaling $521,000 and 21 residential and consumer loans totaling $8.1 million. The Company has no loans past due 90 days or more delinquent that are still accruing interest. As of September 30, 2013, there were 11 PCI loans totaling $6.5 million of which 3 PCI loans totaling $3.3 million were current and 8 PCI loans totaling $3.2 million were 90 days or more delinquent. As of December 31, 2012, there were 12 PCI loans totaling $6.7 million of which 8 PCI loans totaling $5.8 million were current and 4 PCI loans totaling $966,000 were 90 days or more delinquent.

At September 30, 2013 and December 31, 2012, loans meeting the Company’s definition of an impaired loan which were primarily collateral dependent totaled $67.4 million and $57.4 million, respectively, with allocations of the allowance for loan losses of $2.1 million for both periods. During the three months ended September 30, 2013 and 2012, interest income received and recognized on these loans totaled $508,000 and $461,000, respectively. During the nine months ended September 30, 2013 and 2012, interest income received and recognized on these loans totaled $1.6 million and $1.3 million, respectively.

The following tables present loans individually evaluated for impairment by class of loans as of September 30, 2013 and December 31, 2012:

	September 30, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(In thousands)
With no related allowance:
Residential mortgage	$3,839	5,499	—	2,689	47
Multi-family	16,510	30,156	—	14,519	542
Commercial real estate	11,739	12,621	—	10,385	515
Construction loans	17,747	27,034	—	21,654	145
Commercial and industrial	1,627	1,627	—	1,392	65
With an allowance recorded:
Residential mortgage	15,923	16,334	2,074	14,026	317
Total:
Residential mortgage	19,762	21,833	2,074	16,715	364
Multi-family	16,510	30,156	—	14,519	542
Commercial real estate	11,739	12,621	—	10,385	515
Construction loans	17,747	27,034	—	21,654	145
Commercial and industrial	1,627	1,627	—	1,392	65

Total impaired loans	$67,385	93,271	2,074	64,665	1,631

	December 31, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(In thousands)
With no related allowance:
Residential mortgage	$1,448	2,176	—	1,375	20
Multi-family	10,574	19,336	—	6,764	310
Commercial real estate	7,075	7,476	—	5,081	492
Construction loans	26,314	43,945	—	25,557	384
Commercial and industrial	1,208	1,208	—	641	90
With an allowance recorded:
Residential mortgage	10,787	11,075	2,142	9,569	283
Multi-family	—	—	—	2,316	—
Construction loans	—	—	—	17,054	—
Total:
Residential mortgage	12,235	13,251	2,142	10,944	303
Multi-family	10,574	19,336	—	9,080	310
Commercial real estate	7,075	7,476	—	5,081	492
Construction loans	26,314	43,945	—	42,611	384
Commercial and industrial	1,208	1,208	—	641	90

Total impaired loans	$57,406	85,216	2,142	68,357	1,579

The average recorded investment is the annual average calculated based upon the ending quarterly balances. The interest income recognized is the year to date interest income recognized on a cash basis.

Troubled Debt Restructurings

On a case-by-case basis, the Company may agree to modify the contractual terms of a borrower’s loan to remain competitive and assist customers who may be experiencing financial difficulty, as well as preserve the Company’s position in the loan. If the borrower is experiencing financial difficulties and a concession has been made at the time of such modification, the loan is classified as a troubled debt restructured loan.

Substantially all of our troubled debt restructured loan modifications involve lowering the monthly payments on such loans through either a reduction in interest rate below a market rate, an extension of the term of the loan, or a combination of these two methods. These modifications rarely result in the forgiveness of principal or accrued interest. In addition, we frequently obtain additional collateral or guarantor support when modifying commercial loans. If the borrower has demonstrated performance under the previous terms and our underwriting process shows the borrower has the capacity to continue to perform under the restructured terms, the loan will continue to accrue interest. Non-accruing restructured loans may be returned to accrual status when there has been a sustained period of repayment performance (generally six consecutive months of payments) and both principal and interest are deemed collectible.

The following table presents the total troubled debt restructured loans as of September 30, 2013 excluding PCI loans:

	Accrual		Non-accrual		Total
	# of loans	Amount	# of loans	Amount	# of loans	Amount
	(Dollars in thousands)
Residential and consumer	26	$8,374	32	$11,388	58	$19,762
Multi-family	1	590	4	12,367	5	12,957
Commercial real estate	6	10,379	2	1,361	8	11,740
Commercial and industrial	1	1,106	1	521	2	1,627
Construction	2	4,056	1	488	3	4,544

	36	$24,505	40	$26,125	76	$50,630

The following tables present information about troubled debt restructurings for the periods presented:

	Three months ended September 30,
	2013			2012
	Number of Loans	Pre-modification Recorded Investment	Post- modification Recorded Investment	Number of Loans	Pre-modification Recorded Investment	Post- modification Recorded Investment
	(Dollars in thousands)
Troubled Debt Restructurings:
Residential mortgage	9	$3,225	$2,842	6	$1,912	$1,969
Commercial real estate	—	—	—	1	4,901	4,901
Commercial and industrial	1	521	521	1	1,107	1,107

	Nine months ended September 30,
	2013			2012
	Number of Loans	Pre-modification Recorded Investment	Post- modification Recorded Investment	Number of Loans	Pre-modification Recorded Investment	Post- modification Recorded Investment
	(Dollars in thousands)
Troubled Debt Restructurings:
Residential mortgage	20	$8,723	$8,155	15	$3,923	$3,926
Multi-family	3	18,037	10,420	—	—	—
Commercial real estate	4	5,080	4,679	1	4,901	4,901
Construction	1	2,640	2,640	—	—	—
Commercial and industrial	1	521	521	1	1,107	1,107

Post-modification recorded investment represents the balance immediately following modification. Residential mortgage loan modifications primarily involved the reduction in loan interest rate and extension of loan maturity dates.

All TDRs are impaired loans, which are individually evaluated for impairment, as discussed above. Collateral dependent impaired loans classified as TDRs were written down to the estimated fair value of the collateral. There were $383,000 and $600,000 in charge-offs for collateral dependent TDRs during the three months ended September 30, 2013 and 2012, respectively. There were $1.6 million and $3.5 million in charge-offs for collateral dependent TDRs during the nine months ended September 30, 2013 and 2012. The allowance for loan losses associated with the TDRs presented in the above tables totaled $2.1 million and $5.7 million at September 30, 2013 and 2012, respectively.

For the three months ended September 30, 2013, there were 9 residential TDRs that had a weighted average modified interest rate of approximately 3.14% compared to a rate of 4.44% prior to modification. For the nine months ended September 30, 2013, there were 20 residential TDRs that had a weighted average modified interest rate of approximately 3.33% compared to a yield of 5.03% prior to modification. Residential TDRs were modified to reflect a reduction in interest rates to current market rates. Several residential TDRs include step up interest rates in their modified terms which will impact their weighted average rate in the future. There were no TDRs categorized as consumer and other for the three and nine months ended September 30, 2013.

Commercial loan modifications which qualified as a TDR comprised of terms of maturity being extended and reduction in interest rates to current market terms. For the three and nine months ended September 30, 2013, there was 1 commercial and industrial TDR that had a weighted average modified interest rate of approximately 4.00% as compared to a rate of 6.00% prior to modification. There were no commercial real estate, multi-family, and construction TDRs for the three months ended September 30, 2013. For the nine months ended September 30, 2013, there were 4 commercial real estate TDRs that had a weighted average modified interest rate of approximately 5.41% compared to a rate of 7.29% prior to modification, 3 multi-family TDRs that had a weighted average modified interest rate of approximately 3.81% as compared to a rate of 8.61% prior to modification and 1 construction TDR that had a weighted average modified interest rate of approximately 3.75% as compared to a rate of 5.00% prior to modification.

For the three months ended September 30, 2012, there were 6 residential TDRs that had a weighted average modified interest rate of approximately 3.27% compared to a yield of 5.71% prior to modification. For the nine months ended September 30, 2012, there were 15 residential TDRs that had a weighted average modified interest rate of approximately 3.11% compared to a yield of 5.75% prior to modification. Several residential TDRs include step up interest rates in their modified terms which will impact their weighted average yield in the future. There was one commercial real estate TDR and one commercial and industrial TDR for the three and nine months ended September 30, 2012. These two loans were to one borrower and were modified to interest only status for a limited period. The loans are well-collateralized and pose a low risk of credit loss.

Loans modified as TDRs in the previous 12 months to September 30, 2013, for which there was a payment default consisted of 4 residential loans with a recorded investment of $1.3 million at September 30, 2013. Loans modified as TDRs in the previous 12 months to September 30, 2012, for which there was a payment default consisted of 4 residential loans with a recorded investment of $855,000 and 2 construction loans with a recorded investment of $3.9 million at September 30, 2012.

6.	Deposits

Deposits are summarized as follows:

	September 30, 2013	December 31, 2012
	(In thousands)
Savings	$1,732,162	1,718,199
Checking accounts	2,696,450	2,498,829
Money market deposits	1,594,389	1,585,865
Certificates of deposits	2,619,334	2,965,964

Total	$8,642,335	8,768,857

7.	Goodwill and Other Intangible Assets

The carrying amount of goodwill for the period ended September 30, 2013 and December 31, 2012 was approximately $77.3 million and $77.1 million, respectively. The change in goodwill for the period was due to adjustments to purchase accounting associated with the acquisition of Marathon Bank, see footnote 2, “Business Combinations.”

The following table summarizes other intangible assets as of September 30, 2013 and December 31, 2012:

	Gross Intangible Asset	Accumulated Amortization	Valuation Allowance	Net Intangible Assets
	(In thousands)
September 30, 2013
Mortgage servicing rights	$42,466	(27,804)	(81)	14,581
Core deposit premiums	14,338	(6,074)	—	8,264
Other	300	(73)	—	227

Total other intangible assets	$57,104	(33,951)	(81)	23,072

December 31, 2012
Mortgage servicing rights	$37,838	(24,107)	(1,705)	12,026
Core deposit premiums	14,338	(4,455)	—	9,883
Other	300	(50)	—	250

Total other intangible assets	$52,476	(28,612)	(1,705)	22,159

Mortgage servicing rights are accounted for using the amortization method. Under this method, the Company amortizes the loan servicing asset in proportion to, and over the period of, estimated net servicing revenues. The Company sells loans on a servicing-retained basis. Loans that were sold on this basis, amounted to $1.57 billion and $1.40 billion at September 30, 2013 and December 31, 2012 respectively, all of which relate to residential mortgage loans. At September 30, 2013 and December 31, 2012, the servicing asset, included in intangible assets, had an estimated fair value of $14.6 million and $12.0 million, respectively. Fair value was based on expected future cash flows considering a weighted average discount rate of 10.2%, a weighted average constant prepayment rate on mortgages of 8.45% and a weighted average life of 7.0 years.

Core deposit premiums are amortized using an accelerated method and having a weighted average amortization period of 10 years.

8.	Equity Incentive Plan

During the three and nine months ended September 30, 2013, the Company recorded $895,000 and $2.6 million of share-based compensation expense, comprised of stock option expense of $109,000 and $278,000 and restricted stock expense of $786,000 and $2.4 million, respectively. During the three and nine months ended September 30, 2012, the Company recorded $926,000 and $2.7 million of share-based compensation expense, comprised of stock option expense of $106,000 and $318,000 and restricted stock expense of $820,000 and $2.4 million, respectively.

The following is a summary of the Company’s stock option activity and related information for its option plan for the nine months ended September 30, 2013:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2012	4,320,068	$14.98	4.20	$12,083
Granted	190,920	20.65
Exercised	(313,500)	15.23
Forfeited	(3,500)	17.85
Expired	—	—

Outstanding at September 30, 2013	4,193,988	$15.22	3.73	$28,015

Exercisable at September 30, 2013	3,916,568	$14.99	3.39	$27,073

There were 190,920 options granted during the nine months ended September 30, 2013. Expected future expense relating to the unvested options outstanding as of September 30, 2013 is $1.4 million over a weighted average period of 6.25 years.

The following is a summary of the status of the Company’s restricted shares as of September 30, 2013 and changes therein during the nine months then ended:

	Number of Shares Awarded	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2012	1,292,739	$13.62
Granted	3,000	18.18
Vested	(219,976)	13.49
Forfeited	—	—

Non-vested at September 30, 2013	1,075,763	$13.70

Expected future compensation expense relating to the non-vested restricted shares at September 30, 2013 is $12.3 million over a weighted average period of 4.49 years.

9.	Net Periodic Benefit Plan Expense

The Company has a Supplemental Executive Retirement Wage Replacement Plan (SERP). The SERP is a nonqualified, defined benefit plan which provides benefits to employees as designated by the Compensation Committee of the Board of Directors if their benefits and/or contributions under the pension plan are limited by the Internal Revenue Code. The Company also has a nonqualified, defined benefit plan which provides benefits to certain directors. The SERP and the directors’ plan are unfunded and the costs of the plans are recognized over the period that services are provided.

The components of net periodic benefit cost are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(In thousands)
Service cost	$450	328	$1,349	985
Interest cost	227	199	681	597
Amortization of:
Prior service cost	24	24	73	73
Net gain	165	36	495	109

Total net periodic benefit cost	$866	587	$2,598	1,764

Due to the unfunded nature of these plans, no contributions have been made or were expected to be made to the SERP and Directors’ plans during the nine months ended September 30, 2013.

The Company also maintains a defined benefit pension plan. Since it is a multiemployer plan, costs of the pension plan are based on contributions required to be made to the pension plan. We contributed $2.8 million to the defined benefit pension plan during the nine months ended September 30, 2013. We anticipate contributing funds to the plan to meet any minimum funding requirements for the remainder of 2013.

10.	Comprehensive Income (Loss)

The components of comprehensive income (loss), both gross and net of tax, are presented for the periods below:

	Three months ended September 30,
	2013			2012
	Gross	Tax Benefit (Expense)	Net	Gross	Tax Benefit (Expense)	Net
	(In thousands)
Net income	$45,334	(16,053)	29,281	40,425	(15,936)	24,489
Other comprehensive income (loss):
Change in funded status of retirement obligations	239	(98)	141	121	(49)	72
Unrealized gain (loss) on securities available-for-sale	185	(33)	152	4,865	(1,916)	2,949
Accretion of loss on securities reclassified to held-to-maturity	849	(347)	502	—	—	—
Reclassification adjustment for gains included in net income	—	—	—	139	(57)	82
Other-than-temporary impairment accretion on debt securities	1,084	(443)	641	369	(151)	218

Total other comprehensive income (loss)	2,357	(921)	1,436	5,494	(2,173)	3,321

Total comprehensive income (loss)	$47,691	(16,974)	30,717	45,919	(18,109)	27,810

	Nine months ended September 30,
	2013			2012
	Gross	Tax Benefit (Expense)	Net	Gross	Tax Benefit (Expense)	Net
	(In thousands)
Net income	$131,190	(46,666)	84,524	109,320	(41,924)	67,396
Other comprehensive income (loss):
Change in funded status of retirement obligations	717	(293)	424	363	(148)	215
Unrealized (loss) gain on securities available-for-sale	(18,051)	7,437	(10,614)	11,660	(4,462)	7,198
Net loss on securities reclassified from available-for-sale to held-to-maturity	(12,243)	5,001	(7,242)	—	—	—
Accretion of loss on securities reclassified to held-to-maturity	849	(347)	502	—	—	—
Reclassification adjustment for gains included in net income	(684)	279	(405)	176	(72)	104
Other-than-temporary impairment accretion on debt securities	1,745	(713)	1,032	1,108	(453)	655

Total other comprehensive income (loss)	(27,667)	11,364	(16,303)	13,307	(5,135)	8,172

Total comprehensive income (loss)	$103,523	(35,302)	68,221	122,627	(47,059)	75,568

The following table presents the after-tax changes in the balances of each component of accumulated other comprehensive loss for the nine months ended September 30, 2013 and 2012:

	Change in funded status of retirement obligations	Unrealized gain on securities available-for-sale	Reclassification adjustment for losses included in net income	Other-than- temporary impairment accretion on debt securities	Loss on Securities reclassified to held-to- maturity	Total accumulated other comprehensive loss
Balance - December 31, 2012	$(5,879)	15,718	(586)	(16,860)	—	(7,607)
Net change	424	(10,614)	(405)	1,032	(6,740)	(16,303)

Balance - September 30, 2013	$(5,455)	5,104	(991)	(15,828)	(6,740)	(23,910)

Balance - December 31, 2011	$(3,319)	10,638	(691)	(17,734)	—	(11,106)
Net change	215	7,198	104	655	—	8,172

Balance -September 30, 2012	$(3,104)	17,836	(587)	(17,079)	—	(2,934)

The following table sets for information about amounts reclassified from accumulated other comprehensive loss to the consolidated statement of income and the affected line item in the statement where net income is presented.

	Three months ended September 30, 2013	Nine months ended September 30, 2013
	(In thousands)
Reclassification adjustment for gains included in net income
Gain on security transactions	$—	(684)
Change in funded status of retirement obligations (1)
Compensation and fringe benefits:
Amortization of net obligation or asset	8	25
Amortization of prior service cost	37	110
Amortization of net gain	194	583

Compensation and fringe benefits	239	718
Total before tax	239	34

Income (tax) benefit	(98)	(14)

Net of tax	$141	20

(1)	These accumulated other comprehensive loss components are included in the computations of net periodic cost for our defined benefit plans and other post-retirement benefit plan. See Note 9 for additional details.

11.	Fair Value Measurements

We use fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Our securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets or liabilities on a non-recurring basis, such as held-to-maturity securities, mortgage servicing rights (“MSR”), loans receivable and real estate owned (“REO”). These non-recurring fair value adjustments involve the application of lower-of-cost-or-market accounting or write-downs of individual assets. Additionally, in connection with our mortgage banking activities we have commitments to fund loans held for sale and commitments to sell loans, which are considered free-standing derivative instruments, the fair values of which are not material to our financial condition or results of operations.

In accordance with Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures”, we group our assets and liabilities at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

•	Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

•	Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

•	Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

We base our fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Assets Measured at Fair Value on a Recurring Basis

Securities available-for-sale

Our available-for-sale portfolio is carried at estimated fair value on a recurring basis, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income/loss in stockholders’ equity. The fair values of available-for-sale securities are based on quoted market prices (Level 1), where available. The Company obtains one price for each security primarily from a third-party pricing service (pricing service), which generally uses quoted or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available observable market information. For securities not actively traded (Level 2), the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, benchmark yields, credit spreads, default rates, prepayment speeds and non-binding broker quotes. As the Company is responsible for the determination of fair value, it performs quarterly analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Specifically, the Company compares the prices received from the pricing service to a secondary pricing source. Additionally, the Company compares changes in the reported market values and returns to relevant market indices to test the reasonableness of the reported prices. The Company’s internal price verification procedures and review of fair value methodology documentation provided by independent pricing services has not historically resulted in adjustment in the prices obtained from the pricing service.

The following table provides the level of valuation assumptions used to determine the carrying value of our assets measured at fair value on a recurring basis at September 30, 2013 and December 31, 2012, respectively.

	Carrying Value at September 30, 2013
	Total	Level 1	Level 2	Level 3
	(In thousands)
Securities available for sale:
Equity securities	$4,320	—	4,320	—
Debt securities:
Government-sponsored enterprises	3,013	—	3,013	—
Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	381,021	—	381,021	—
Federal National Mortgage Association	427,435	—	427,435	—
Government National Mortgage Association	707	—	707	—

Total mortgage-backed securities available-for-sale	809,163	—	809,163	—

Total securities available-for-sale	$816,496	—	816,496	—

	Carrying Value at December 31, 2012
	Total	Level 1	Level 2	Level 3
	(In thousands)
Securities available for sale:
Equity securities	$4,161	—	4,161	—
Debt securities:
Government-sponsored enterprises	3,035	—	3,035	—
Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	667,517	—	667,517	—
Federal National Mortgage Association	706,128	—	706,128	—
Government National Mortgage Association	4,487	—	4,487	—

Total mortgage-backed securities available-for-sale	1,378,132	—	1,378,132	—

Total securities available-for-sale	$1,385,328	—	1,385,328	—

There have been no changes in the methodologies used at September 30, 2013 from December 31, 2012, and there were no transfers between Level 1 and Level 2 during the nine months ended September 30, 2013.

Assets Measured at Fair Value on a Non-Recurring Basis

Mortgage Servicing Rights, net

Mortgage servicing rights (MSR) are carried at the lower of cost or estimated fair value. The estimated fair value of MSR is obtained through independent third party valuations through an analysis of future cash flows, incorporating estimates of assumptions market participants would use in determining fair value including market discount rates, prepayment speeds, servicing income, servicing costs, default rates and other market driven data, including the market’s perception of future interest rate movements. The prepayment speed and the discount rate are considered two of the most significant inputs in the model. At September 30, 2013, the fair value model used prepayment speeds ranging from 1.8% to 21.6% and a discount rate of 10.2% for the valuation of the mortgage servicing rights. A significant degree of judgment is involved in valuing the mortgage servicing rights using Level 3 inputs. The use of different assumptions could have a significant positive or negative effect on the fair value estimate.

Loans Receivable

Loans which meet certain criteria are evaluated individually for impairment. A loan is deemed to be impaired if it is a commercial real estate, multi-family or construction loan, with an outstanding balance greater than $1.0 million and on non-accrual status, loans modified in a troubled debt restructuring, and other loans with $1.0 million in outstanding principal if management has specific information of a collateral shortfall. Our impaired loans are generally collateral dependent and, as such, are carried at the estimated fair value of the collateral less estimated selling costs. In order to estimate fair value, once interest or principal payments are 90 days delinquent or when the timely collection of such income is considered doubtful an updated appraisal is obtained. Thereafter, in the event the most recent appraisal does not reflect the current market conditions due to the passage of time and other factors, management will obtain an updated appraisal or make downward adjustments to the existing appraised value based on their knowledge of the property, local real estate market conditions, recent real estate transactions, and for estimated selling costs, if applicable. At September 30, 2013, appraisals were discounted in a range of 0%-25%.

Other Real Estate Owned

Other Real Estate Owned is recorded at estimated fair value, less estimated selling costs when acquired, thus establishing a new cost basis using Level 3 inputs. Fair value is generally based on independent appraisals. These appraisals include adjustments to comparable assets based on the appraisers’ market knowledge and experience, and are discounted an additional 0%-25% for estimated costs to sell. When an asset is acquired, the excess of the loan balance over fair value, less estimated selling costs, is charged to the allowance for loan losses. If the estimated fair value of the asset declines, a writedown is recorded through expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions. Operating costs after acquisition are generally expensed.

The following table provides the level of valuation assumptions used to determine the carrying value of our assets measured at fair value on a non-recurring basis at September 30, 2013 and December 31, 2012, respectively.

	Carrying Value at September 30, 2013
	Total	Level 1	Level 2	Level 3
	(In thousands)
MSR, net	$14,677	—	—	14,677
Impaired loans	246	—	—	246
Other real estate owned	1,127	—	—	1,127

	$16,050	—	—	16,050

	Carrying Value at December 31, 2012
	Total	Level 1	Level 2	Level 3
	(In thousands)
MSR, net	$12,025	—	—	12,025
Impaired loans	50,470	—	—	50,470
Other real estate owned	8,093	—	—	8,093

	$70,588	—	—	70,588

Other Fair Value Disclosures

Fair value estimates, methods and assumptions for the Company’s financial instruments not recorded at fair value on a recurring or non-recurring basis are set forth below.

Cash and Cash Equivalents

For cash and due from banks, the carrying amount approximates fair value.

Securities held-to-maturity

Our held-to-maturity portfolio, consisting primarily of mortgage backed securities and other debt securities for which we have a positive intent and ability to hold to maturity, is carried at amortized cost. Management utilizes various inputs to determine the fair value of the portfolio. The Company obtains one price for each security primarily from a third-party pricing service, which generally uses quoted or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, benchmark yields, credit spreads, default rates, prepayment speeds and non-binding broker quotes. In the absence of quoted prices and in an illiquid market, valuation techniques, which require inputs that are both significant to the fair value measurement and unobservable, are used to determine fair value of the investment. Valuation techniques are based on various assumptions, including, but not limited to cash flows, discount rates, rate of return, adjustments for nonperformance and liquidity, and liquidation values. As the Company is responsible for the determination of fair value, it performs quarterly analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Specifically, the Company compares the prices received from the pricing service to a secondary pricing source. Additionally, the Company compares changes in the reported market values and returns to relevant market indices to test the reasonableness of the reported prices. The Company’s internal price verification procedures and review of fair value methodology documentation provided by independent pricing services has not historically resulted in adjustment in the prices obtained from the pricing service.

FHLB Stock

The fair value of FHLB stock is its carrying value, since this is the amount for which it could be redeemed. There is no active market for this stock and the Bank is required to hold a minimum investment based upon the unpaid principal of home mortgage loans and/or FHLB advances outstanding.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

The fair value of performing loans, except residential mortgage loans, is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs, if applicable. Fair value for significant nonperforming loans is based on recent external appraisals of collateral securing such loans, adjusted for the timing of anticipated cash flows. Fair values estimated in this manner do not fully incorporate an exit price approach to fair value, but instead are based on a comparison to current market rates for comparable loans.

Deposit Liabilities

The fair value of deposits with no stated maturity, such as savings, checking accounts and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates which approximate currently offered for deposits of similar remaining maturities.

Borrowings

The fair value of borrowings are based on securities dealers’ estimated fair values, when available, or estimated using discounted contractual cash flows using rates which approximate the rates offered for borrowings of similar remaining maturities.

Commitments to Extend Credit

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For commitments to originate fixed rate loans, fair value also considers the difference between current levels of interest rates and the committed rates. Due to the short-term nature of our outstanding commitments, the fair values of these commitments are immaterial to our financial condition.

The carrying values and estimated fair values of the Company’s financial instruments are presented in the following table.

	September 30, 2013
	Carrying	Estimated Fair Value
	value	Total	Level 1	Level 2	Level 3
	(In thousands)
Financial assets:
Cash and cash equivalents	$168,329	168,329	168,329	—	—
Securities available-for-sale	816,496	816,496	—	816,496	—
Securities held-to-maturity	670,958	687,130	—	637,172	49,958
Stock in FHLB	192,883	192,883	192,883	—	—
Loans held for sale	9,130	9,130	—	9,130	—
Net loans	11,374,012	11,223,224	—	—	11,223,224
Financial liabilities:
Deposits, other than time deposits	6,023,001	5,687,952	5,687,952	—	—
Time deposits	2,619,334	2,642,236	—	2,642,236	—
Borrowed funds	3,796,112	3,823,706	—	3,823,706	—

	December 31, 2012
	Carrying	Estimated Fair Value
	value	Total	Level 1	Level 2	Level 3
	(In thousands)
Financial assets:
Cash and cash equivalents	$155,153	155,153	155,153	—	—
Securities available-for-sale	1,385,328	1,385,328	—	1,385,328	—
Securities held-to-maturity	179,922	198,893	—	159,599	39,294
Stock in FHLB	150,501	150,501	150,501	—	—
Loans held for sale	28,233	28,233	—	28,233	—
Net loans	10,306,786	10,379,358	—	—	10,379,358
Financial liabilities:
Deposits, other than time deposits	5,802,893	5,852,821	5,852,821	—	—
Time deposits	2,965,964	3,009,237	—	3,009,237	—
Borrowed funds	2,705,652	2,804,113	—	2,804,113	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred tax assets, premises and equipment and bank owned life insurance. Liabilities for pension and other postretirement benefits are not considered financial liabilities. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

12.	Recent Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, in conjunction with the IASB’s issuance of amendments to Disclosures—Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7). While the Boards retained the existing offsetting models under U.S. GAAP and IFRS, the new standards require disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The adoption of this pronouncement did not have a material impact on the Company’s financial condition or results of operations.

In January 2013, the FASB issued ASU 2013-01, Scope of Disclosures about Offsetting Assets and Liabilities. The main provision of ASU 2013-1 is to clarify the scope of the new offsetting disclosures required under ASU 2011-11 to derivatives, including bifurcated embedded derivatives; repurchase and reverse repurchase agreements and securities borrowing and lending transactions that are either offset in the statement of financial position or subject to an enforceable master netting arrangement regardless of their presentation in the financial statements. The Company does not expect that the adoption of this pronouncement will have a material impact on the Company’s financial condition or results of operations.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This ASU requires entities to disclose the effect of items reclassified out of accumulated other comprehensive income (AOCI) on each affected net income line item. For AOCI reclassification items that are not reclassified in their entirety into net income, a cross reference to other required US GAAP disclosures. This information may be provided either in the notes or parenthetically on the face of the financials. For public entities, the guidance is effective for annual reporting periods beginning after December 15, 2012 and interim periods within those years. The Company has presented comprehensive income in a separate Consolidated Statements of Comprehensive Income and in Note 10 of the Notes to Consolidated Financial Statements.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. The amendments of this update state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company does not expect that the adoption of this pronouncement will have a material impact on the Company’s financial condition or results of operations.

13.	Subsequent Events

As defined in FASB ASC 855, “Subsequent Events”, subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or available to be issued. Financial statements are considered issued when they are widely distributed to shareholders and other financial statement users for general use and reliance in a form and format that complies with GAAP.

On October 24, 2013, the Company declared a cash dividend of $0.05 per share to stockholders of record as of November 8, 2013. The dividend was paid on November 22, 2013.

On December 2, 2013, the Company announced that the Federal Reserve Board approved its proposed acquisition of Roma Financial Corp. and its subsidiary banks, Roma Bank and RomAsia Bank. The Company completed the merger at the close of business December 6, 2013. Under the terms of the merger agreement, each outstanding share of Roma Financial’s common stock converted into 0.8653 shares of Investors Bancorp common stock. Pursuant to the merger, Investors Bancorp issued Roma Financial stockholders 6,558,468 shares of Investors Bancorp common stock and 19,542,796 shares of Investors Bancorp common stock to Investors Bancorp, MHC. Following completion of the merger, Investors Bancorp, MHC will own 61.29% of the outstanding shares of Investors Bancorp. The combined institution has approximately $15.5 billion in assets, $10.0 billion in deposits and 127 branch locations.

On December 17, 2013, the Boards of Directors of Investors Bancorp, MHC and the Company adopted a Plan of Conversion and Reorganization (the “Plan”). Pursuant to the Plan, Investors Bancorp, MHC will convert from the mutual holding company form of organization to the fully public form. Investors Bancorp, MHC will be merged into the Company, and Investors Bancorp, MHC will no longer exist. The Company will then merge into a new Delaware corporation also named Investors Bancorp, Inc. As part of the conversion, Investors Bancorp, MHC’s ownership interest of the Company will be offered for sale in a public offering. The existing publicly held shares of the Company, which represent the remaining ownership interest in the Company, will be exchanged for new shares of common stock of the new Delaware corporation. The exchange ratio will ensure that immediately after the conversion and public offering, the public shareholders of the Company will own the same aggregate percentage of common stock of the new Delaware corporation that they owned immediately prior to the completion of the conversion and public offering (excluding shares purchased in the stock offering and cash received in lieu of fractional shares). When the conversion and public offering are completed, all of the capital stock of the Company will be owned by the new Delaware corporation. The Plan provides for the establishment, upon the completion of the conversion, of special “liquidation accounts” for the benefit of certain depositors of the Company in an amount equal to the greater of Investors Bancorp, MHC’s ownership interest in the retained earnings of the Company as of the date of the latest balance sheet contained in the prospectus plus the value of the net assets of Investors Bancorp, MHC as of the date of the latest statement of financial condition of Investors Bancorp, MHC prior to the consummation of the conversion (excluding its ownership of the Company). Following the completion of the conversion, under the rules of the Board of Governors of the Federal Reserve System, the Company will not be permitted to pay dividends on its capital stock to Investors Bancorp, Inc., its sole shareholder, if the Company’s shareholder’s equity would be reduced below the amount of the liquidation accounts. The liquidation accounts will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder’s interest in the liquidation accounts. Direct costs of the conversion and public offering will be deferred and reduce the proceeds from the shares sold in the public offering. No costs have been incurred as of September 30, 2013 related to the conversion.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Investors Bancorp, Inc.

Short Hills, New Jersey:

We have audited the accompanying consolidated balance sheets of Investors Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Investors Bancorp, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Short Hills, New Jersey

March 1, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Investors Bancorp, Inc.

Short Hills, New Jersey:

We have audited the internal control over financial reporting of Investors Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Investors Bancorp, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Investors Bancorp, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period December 31, 2012 and our report dated March 1, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Short Hills, New Jersey

March 1, 2013

INVESTORS BANCORP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31, 2012	December 31, 2011
	(In thousands)
ASSETS
Cash and cash equivalents	$155,153	90,139
Securities available-for-sale, at estimated fair value	1,385,328	983,715
Securities held-to-maturity, net (estimated fair value of $198,893 and $311,860 at December 31, 2012 and December 31, 2011, respectively)	179,922	287,671
Loans receivable, net	10,306,786	8,794,211
Loans held-for-sale	28,233	18,847
Stock in the Federal Home Loan Bank	150,501	116,813
Accrued interest receivable	45,144	40,063
Other real estate owned	8,093	3,081
Office properties and equipment, net	91,408	60,555
Net deferred tax asset	150,006	133,526
Bank owned life insurance	113,941	112,990
Intangible assets	99,222	39,225
Other assets	8,837	20,749

Total assets	$12,722,574	10,701,585

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits	$8,768,857	7,362,003
Borrowed funds	2,705,652	2,255,486
Advance payments by borrowers for taxes and insurance	52,707	43,434
Other liabilities	128,541	73,222

Total liabilities	11,655,757	9,734,145

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value, 50,000,000 authorized shares; none issued	—	—

Common stock, $0.01 par value, 200,000,000 shares authorized; 118,020,280 issued; 111,915,882 and 110,937,672 outstanding at December 31, 2012 and December 31, 2011, respectively	532	532
Additional paid-in capital	533,858	536,408
Retained earnings	644,923	561,596
Treasury stock, at cost; 6,104,398 and 7,082,608 shares at December 31, 2012 and December 31, 2011, respectively	(73,692)	(87,375)
Unallocated common stock held by the employee stock ownership plan	(31,197)	(32,615)
Accumulated other comprehensive loss	(7,607)	(11,106)

Total stockholders’ equity	1,066,817	967,440

Total liabilities and stockholders’ equity	$12,722,574	10,701,585

See accompanying notes to consolidated financial statements.

INVESTORS BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Income

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands, except per share data)
Interest and dividend income:
Loans receivable and loans held-for-sale	$455,221	434,377	383,531
Securities:
Equity	17	—	—
Government-sponsored enterprise obligations	15	268	710
Mortgage-backed securities	30,167	29,341	35,857
Municipal bonds and other debt	5,174	5,269	4,463
Interest-bearing deposits	40	37	238
Federal Home Loan Bank stock	5,555	4,280	3,904

Total interest and dividend income	496,189	473,572	428,703

Interest expense:
Deposits	63,582	79,889	90,811
Secured borrowings	59,862	64,599	68,482

Total interest expense	123,444	144,488	159,293

Net interest income	372,745	329,084	269,410
Provision for loan losses	65,000	75,500	66,500

Net interest income after provision for loan losses	307,745	253,584	202,910

Non-interest income
Fees and service charges	16,564	14,496	8,757
Income on bank owned life insurance	2,778	3,139	2,497
Gain on loan transactions, net	20,866	9,736	12,785
Gain (loss) on securities transactions	274	(257)	35
Loss on sale of other real estate owned, net	(180)	(141)	—
Other income	3,810	2,196	2,451

Total non-interest income	44,112	29,169	26,525

Non-interest expense
Compensation and fringe benefits	109,197	85,688	72,953
Advertising and promotional expense	6,854	6,352	5,572
Office occupancy and equipment expense	33,619	26,786	19,632
Federal deposit insurance premiums	10,770	9,300	10,650
Stationery, printing, supplies and telephone	4,295	3,444	2,899
Professional fees	9,487	5,329	4,970
Data processing service fees	15,901	8,252	6,276
Other operating expenses	16,884	12,435	7,861

Total non-interest expenses	207,007	157,586	130,813

Income before income tax expense	144,850	125,167	98,622
Income tax expense	56,083	46,281	36,603

Net income	$88,767	78,886	62,019

Basic earnings per share	$0.83	0.73	0.57
Diluted earnings per share	$0.82	0.73	0.56
Weighted average shares outstanding
Basic	107,371,685	107,839,000	109,713,516
Diluted	108,091,522	108,044,786	109,878,252

See accompanying notes to consolidated financial statements.

INVESTORS BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

	For the Year Ended December 31,
	2012	2011	2010
	(In thousands)
Net income	$88,767	78,886	62,019
Other comprehensive income (loss), net of tax:
Change in funded status of retirement obligations	(2,560)	(1,715)	857
Unrealized gain on securities available-for-sale	5,080	9,502	419
Reclassification adjustment for security gains (losses) included in net income	105	(691)	(15)
Other-than-temporary impairment accretion on debt securities	874	1,974	965

Total other comprehensive income	3,499	9,070	2,226

Total comprehensive income	$92,266	87,956	64,245

See accompanying notes to consolidated financial statements.

INVESTORS BANCORP, INC. & SUBSIDIARIES

Consolidated Statements of Stockholder’s Equity

Year ended December 31, 2012, 2011 and 2010

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Unallocated Common Stock Held by ESOP	Accumulated other comprehensive loss	Total stockholders’ equity
	(In thousands)
Balance at December 31, 2009	$532	530,133	422,211	(44,810)	(35,451)	(22,402)	850,213
Net income	—	—	62,019	—	—	—	62,019
Other comprehensive income, net of tax	—	—	—	—	—	2,226	2,226
Purchase of treasury stock (2,092,960 shares)	—	—	—	(24,458)	—	—	(24,458)
Treasury stock allocated to restricted stock plan	—	(6,272)	(961)	7,233	—	—	—
Compensation cost for stock options and restricted stock	—	9,489	—	—	—	—	9,489
ESOP shares allocated or committed to be released	—	370	—	2	1,418	—	1,790

Balance at December 31, 2010	$532	533,720	483,269	(62,033)	(34,033)	(20,176)	901,279

Net income	$—	—	78,886	—	—	—	78,886
Other comprehensive income, net of tax	—	—	—	—	—	9,070	9,070
Purchase of treasury stock (2,413,455 shares)	—	—	—	(32,489)	—	—	(32,489)
Treasury stock allocated to restricted stock plan	—	(6,588)	(559)	7,147	—	—	—
Compensation cost for stock options and restricted stock	—	8,738	—	—	—	—	8,738
ESOP shares allocated or committed to be released	—	538	—	—	1,418	—	1,956

Balance at December 31, 2011	$532	536,408	561,596	(87,375)	(32,615)	(11,106)	967,440

Net income	$—	—	88,767	—	—	—	88,767
Other comprehensive income, net of tax	—	—	—	—	—	3,499	3,499
Common stock issued from treasury to finance acquisition (551,862 shares)	—	—	(142)	7,703	—	—	7,561
Purchase of treasury stock (60,652 shares)	—	—	—	(902)	—	—	(902)
Treasury stock allocated to restricted stock plan	—	(7,137)	297	6,840	—	—	—
Compensation cost for stock options and restricted stock	—	3,651	—	—	—	—	3,651
Net tax benefit from stock-based compensation	—	93	—	—	—	—	93
Option exercise	—	(1)	—	42	—	—	41
Cash dividend paid ($0.05 per common share)	—	—	(5,595)	—	—	—	(5,595)
ESOP shares allocated or committed to be released	—	844	—	—	1,418	—	2,262

Balance at December 31, 2012	$532	533,858	644,923	(73,692)	(31,197)	(7,607)	1,066,817

See accompanying notes to consolidated financial statements

INVESTORS BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2012	2011	2010
	(In thousands)
Cash flows from operating activities:
Net income	$88,767	78,886	62,019
Adjustments to reconcile net income to net cash provided by operating activities:
ESOP and stock-based compensation expense	5,913	10,694	11,279
Amortization of premiums and accretion of discounts on securities, net	12,938	6,078	5,009
Amortization of premiums and accretion of fees and costs on loans, net	8,898	7,008	8,366
Amortization of intangible assets	1,535	1,506	979
Provision for loan losses	65,000	75,500	66,500
Depreciation and amortization of office properties and equipment	7,177	6,438	4,732
(Gain) loss on securities, net	(274)	257	(35)
Mortgage loans originated for sale	(811,247)	(513,563)	(695,968)
Proceeds from mortgage loan sales	820,636	537,521	698,253
Gain on sales of mortgage loans, net	(18,775)	(7,751)	(10,296)
Loss on sale of other real estate owned	180	141	—
Gain on sale of branches	—	(72)	—
Gain on bargain purchase	—	—	(1,846)
Income on bank owned life insurance	(2,778)	(3,139)	(2,497)
(Increase) decrease in accrued interest receivable	(2,499)	478	(2,913)
Deferred tax benefit	(10,739)	(11,607)	(14,441)
Decrease in other assets	18,059	6,161	5,886
Increase in other liabilities	41,988	5,956	28,445

Total adjustments	136,012	121,606	101,453

Net cash provided by operating activities	224,779	200,492	163,472

Cash flows from investing activities:
Purchases of loans receivable	(638,789)	(710,880)	(1,070,203)
Net originations of loans receivable	(297,221)	(272,920)	(308,379)
Proceeds from sale of loans held for investment	77,222	23,266	2,984
Gain on disposition of loans held for investment	(2,091)	(1,984)	(2,489)
Net proceeds from sale of foreclosed real estate	6,266	1,258	—
Purchases of mortgage-backed securities held to maturity	—	—	(3,690)
Purchases of debt securities held-to-maturity	(15,421)	(11,966)	(3,884)
Purchases of mortgage-backed securities available-for-sale	(760,692)	(604,651)	(343,073)
Purchases of other investments available-for-sale	(1,000)	—	(150)
Proceeds from paydowns/maturities on mortgage-backed securities held-to-maturity	99,892	160,981	247,896
Proceeds from paydowns/maturities on debt securities held-to-maturity	14,039	27,120	2,415
Proceeds from paydowns/maturities on mortgage-backed securities available-for-sale	348,847	191,918	168,052
Proceeds from sale of mortgage-backed securities held-to-maturity	14,871	21,355	—
Proceeds from sales of mortgage-backed securities available-for-sale	213,562	36,972	12,004
Proceeds from sales of US Government and Agency Obligations available-for-sale	3,219	—	25,000
Proceeds from sales of US Government and Agency Obligations held-to-maturity	—	—	170
Proceeds from sale of equity securities available for sale	44	—	—

	Year Ended December 31,
	2012	2011	2010
	(In thousands)
Redemption of equity securities available-for-sale	85	176	—
Proceeds from redemptions of Federal Home Loan Bank stock	129,152	215,280	42,323
Purchases of Federal Home Loan Bank stock	(158,353)	(251,724)	(56,490)
Purchases of office properties and equipment	(25,407)	(10,550)	(10,393)
Death benefit proceeds from bank owned life insurance	9,613	7,188	—
Cash paid, net of consideration received for branch sale	—	(64,612)	—
Cash received, net of cash consideration paid for acquisitions	140,754	—	629,081

Net cash used in investing activities	(841,408)	(1,243,773)	(668,826)

Cash flows from financing activities:
Net increase in deposits	243,462	652,256	301,156
Repayments of funds borrowed under other repurchase agreements	(195,000)	(250,000)	(250,000)
Net increase in other borrowings	631,805	678,972	475,972
Net increase in advance payments by borrowers for taxes and insurance	7,739	8,457	5,302
Dividends paid	(5,595)	—	—
Exercise of stock options	41	—	—
Purchase of treasury stock	(902)	(32,489)	(24,458)
Net tax benefit from stock-based compensation	93	—	—

Net cash provided by financing activities	681,643	1,057,196	507,972

Net increase in cash and cash equivalents	65,014	13,915	2,618
Cash and cash equivalents at beginning of period	90,139	76,224	73,606

Cash and cash equivalents at end of period	$155,153	90,139	76,224

Supplemental cash flow information:
Non-cash investing activities:
Real estate acquired through foreclosure	$10,410	3,504	976
Cash paid during the year for:
Interest	$123,644	144,986	160,024
Income taxes	$61,994	58,618	53,670
Acquisitions:
Non-cash assets acquired:
Investment securities available for sale	$212,560	—	—
Loans	$736,003	—	—
Goodwill and other intangible assets, net	$60,347	—	1,981
Other assets	$45,198	—	2,742
Total non-cash assets acquired	$1,054,108	—	4,723
Liabilities assumed:
Deposits	$1,163,392	—	633,131
Borrowings	$13,361	—	—
Other liabilities	$10,531	—	673
Total liabilities assumed	$1,187,284	—	633,804
Common stock issued for Brooklyn Federal Savings Bank acquisition	$7,561	—	—

See accompanying notes to consolidated financial statements.

INVESTORS BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

The following significant accounting and reporting policies of Investors Bancorp, Inc. and subsidiaries (collectively, the Company) conform to U.S. generally accepted accounting principles, or GAAP, and are used in preparing and presenting these consolidated financial statements:

(a)	Basis of Presentation

The consolidated financial statements are composed of the accounts of Investors Bancorp, Inc. and its wholly owned subsidiaries, including Investors Bank (Bank). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made in the consolidated financial statements to conform with current year classifications.

In January 1997, the Bank completed a Plan of Mutual Holding Company Reorganization, utilizing the multi-tier mutual holding company structure. In a series of steps, the Bank formed a Delaware-chartered stock corporation (Investors Bancorp, Inc.) which owned 100% of the common stock of the Bank and formed a New Jersey-chartered mutual holding company (Investors Bancorp, MHC) which initially owned all of the common stock of Investors Bancorp, Inc. On October 11, 2005, Investors Bancorp, Inc. completed an initial public stock offering. See Note 3.

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The estimate of our allowance for loan losses, the valuation of mortgage servicing rights (MSR), the valuation of deferred tax assets, impairment judgments regarding goodwill, and fair value and impairment of securities are particularly critical because they involve a higher degree of complexity and subjectivity and require estimates and assumptions about highly uncertain matters. Actual results may differ from our estimates and assumptions. The current economic environment has increased the degree of uncertainty inherent in these material estimates.

(b)	Business

Investors Bancorp, Inc.’s primary business is holding the common stock of the Bank and a loan to the Investors Bank Employee Stock Ownership Plan. The Bank provides banking services to customers primarily through branch offices in New Jersey and New York. The Bank is subject to competition from other financial institutions and is subject to the regulations of certain federal and state regulatory authorities and undergoes periodic examinations by those regulatory authorities.

(c)	Cash Equivalents

Cash equivalents consist of cash on hand, amounts due from banks and interest-bearing deposits in other financial institutions. The Company is required by the Federal Reserve System to maintain cash reserves equal to a percentage of certain deposits. The reserve requirement totaled $6.9 million at December 31, 2012, $11.8 million at December 31, 2011 and $5.2 million at December 31, 2010.

(c)	Securities

Securities include securities held-to-maturity and securities available-for-sale. Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent not to sell and the Company would not be required to sell prior to maturity, they are classified as held-to-maturity securities. Such securities are stated at amortized cost, adjusted for unamortized purchase premiums and discounts. Securities in the available-for-sale category are debt and mortgage-backed securities which the Company may sell prior to maturity, and all marketable equity securities. Available-for-sale securities are reported at fair value with any unrealized appreciation or depreciation, net of tax effects, reported as accumulated other comprehensive income/loss in stockholders’ equity. Discounts and premiums on securities are accreted or amortized using the level-yield method over the estimated lives of the securities, including the effect of prepayments. Realized gains and losses are recognized when securities are sold or called using the specific identification method.

The Company periodically evaluates the security portfolio for other-than-temporary impairment. Other-than-temporary impairment means the Company believes the security’s impairment is due to factors that could include its inability to pay interest or dividends, its potential for default, and/or other factors. In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 320, “Investments — Debt and Equity Securities”, when a held to maturity or available for sale debt security is assessed for other-than-temporary impairment, the Company has to first consider (a) whether it intends to sell the security, and (b) whether it is more likely than not that the Company will be required to sell the security prior to recovery of its amortized cost basis. If one of these circumstances applies to a security, an other-than-temporary impairment loss is recognized in the statement of income equal to the full amount of the decline in fair value below amortized cost. If neither of these circumstances applies to a security, but the Company does not expect to recover the entire amortized cost basis, an other-than-temporary impairment loss has occurred that must be separated into two categories: (a) the amount related to credit loss, and (b) the amount related to other factors. In assessing the level of other-than-temporary impairment attributable to credit loss, the Company compares the present value of cash flows expected to be collected with the amortized cost basis of the security. The portion of the total other-than-temporary impairment related to credit loss is recognized in earnings, while the amount related to other factors is recognized in other comprehensive income. The total other-than-temporary impairment loss is presented in the statement of income, less the portion recognized in other comprehensive income. When a debt security becomes other-than-temporarily impaired, its amortized cost basis is reduced to reflect the portion of the total impairment related to credit loss.

To determine whether a security’s impairment is other-than-temporary, the Company considers factors that include, the duration and severity of the impairment; the Company’s ability and intent to hold equity security investments until they recover in value (as well as the likelihood of such a recovery in the near term); the Company’s intent to sell security investments; and whether it is more likely than not that the Company will be required to sell such securities before recovery of their individual amortized cost basis less any current-period credit loss. For debt securities, the primary consideration in determining whether impairment is other-than-temporary is whether or not it is probable that current or future contractual cash flows have been or may be impaired.

(d)	Loans Receivable, Net

Loans receivable, other than loans held-for-sale, are stated at unpaid principal balance, adjusted by unamortized premiums and unearned discounts, net deferred origination fees and costs, and the allowance for loan losses. Interest income on loans is accrued and credited to income as earned. Premiums and discounts on purchased loans and net loan origination fees and costs are deferred and amortized to interest income over the estimated life of the loan as an adjustment to yield.

The allowance for loan losses is increased by the provision for loan losses charged to earnings and is decreased by charge-offs, net of recoveries. The provision for loan losses is based on management’s evaluation of the adequacy of the allowance which considers, among other things, the Company’s past loan loss experience, known and inherent risks in the portfolio, existing adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and current economic conditions. While management uses available information to recognize estimated losses on loans, future additions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based upon their judgments and information available to them at the time of their examinations.

A loan is considered delinquent when we have not received a payment within 30 days of its contractual due date. The accrual of income on loans is generally discontinued when interest or principal payments are 90 days in arrears or when the timely collection of such income is doubtful. Loans on which the accrual of income has been discontinued are designated as non-accrual loans and outstanding interest previously credited is reversed. Interest income on non-accrual loans and impaired loans is recognized in the period collected unless the ultimate collection of principal is considered doubtful. A loan is returned to accrual status when all amounts due have been received and the remaining principal is deemed collectible. Loans are generally charged off after an analysis is completed which indicates that collectability of the full principal balance is in doubt.

The Company defines an impaired loan as a loan for which it is probable, based on current information, that the lender will not collect all amounts due under the contractual terms of the loan agreement. The Company considers the population of loans in its impairment analysis to include commercial real estate, multi-family and construction loans with an outstanding balance greater than $1.0 million and on non-accrual status, loans modified in a troubled debt restructuring (“TDR”), and other loans over $1.0 million outstanding balance if management has specific information of a collateral shortfall. Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral or the present value of the expected future cash flows. Smaller balance homogeneous loans are evaluated for impairment collectively unless they are modified in a trouble debt restructure. Such loans include residential mortgage loans, installment loans, and loans not meeting the Company’s definition of impaired, and are specifically excluded from impaired loans.

Purchased Credit-Impaired (“PCI”) loans, are loans acquired at a discount that is due, in part, to credit quality. PCI loans are accounted for in accordance with ASC Subtopic 310-30 and are initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance (i.e., the allowance for loan losses). The difference between the undiscounted cash flows expected at acquisition and the initial carrying amount (fair value) of the PCI loans, or the “accretable yield,” is recognized as interest income utilizing the level-yield method over the life of the loans. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the “non-accretable difference,” are not recognized as a yield adjustment, as a loss accrual or a valuation allowance. Reclassifications of the non-accretable difference to the accretable yield may occur subsequent to the loan acquisition dates due to increases in expected cash flows of the loans and result in an increase in yield on a prospective basis.

(e)	Loans Held-for-Sale

Loans held-for-sale are carried at the lower of cost or estimated fair value, as determined on an aggregate basis. Net unrealized losses, if any, are recognized in a valuation allowance through charges to earnings. Premiums and discounts and origination fees and costs on loans held-for-sale are deferred and recognized as a component of the gain or loss on sale. Gains and losses on sales of loans held-for-sale are recognized on settlement dates and are determined by the difference between the sale proceeds and the carrying value of the loans. These transactions are accounted for as sales based on our satisfaction of the criteria for such accounting which provide that, as transferor, we have surrendered control over the loans.

(f)	Federal Home Loan Bank Stock

The Bank, as a member of the Federal Home Loan Bank of New York (FHLB), is required to hold shares of capital stock of the FHLB based on our activities, primarily our outstanding borrowings, with the FHLB. The stock is carried at cost, less any impairment.

(g)	Office Properties and Equipment, Net

Land is carried at cost. Office buildings, leasehold improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Office buildings and furniture, fixtures and equipment are depreciated using an accelerated basis over the estimated useful lives of the respective assets. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases or the lives of the assets, whichever is shorter.

(h)	Bank Owned Life Insurance

Bank owned life insurance is carried at the amount that could be realized under the Company’s life insurance contracts as of the date of the consolidated balance sheets and is classified as a non-interest earning asset. Increases in the carrying value are recorded as non-interest income in the consolidated statements of income and insurance proceeds received are generally recorded as a reduction of the carrying value. The carrying value consists of cash surrender value of $110.8 million at December 31, 2012 and $105.9 million at December 31, 2011; claims stabilization reserve of $3.1 million at December 31, 2012 and $7.0 million at December 31, 2011; there were no deferred acquisition costs at December 31, 2012 and $85,000 at December 31, 2011. Repayment of the claims stabilization reserve (funds transferred from the cash surrender value to provide for future death benefit payments) and the deferred acquisition costs (costs incurred by the insurance carrier for the policy issuance) is guaranteed by the insurance carrier provided that certain conditions are met at the date of a contract is surrendered. The Company satisfied these conditions at December 31, 2012 and 2011.

(i)	Intangible Assets

Goodwill. Goodwill is presumed to have an indefinite useful life and is tested, at least annually, for impairment at the reporting unit level. Impairment exists when the carrying amount of goodwill exceeds its implied fair value. For purposes of our goodwill impairment testing, we have identified the Bank as a single reporting unit.

At December 31, 2012, the carrying amount of our goodwill totaled $77.1 million. In connection with our annual impairment assessment we applied the guidance in FASB Accounting Standards Update (“ASU”) 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. For the year ended December 31, 2012, the Company’s qualitative assessment concluded that it was not more likely than not that the fair value of the reporting unit is less than its carrying amount and, therefore, the two-step goodwill impairment test was not required.

Mortgage Servicing Rights. The Company recognizes as separate assets the rights to service mortgage loans. The right to service loans for others is generally obtained through the sale of loans with servicing retained. The initial asset recognized for originated mortgage servicing rights (“MSR”) is measured at fair value. The fair value of MSR is estimated by reference to current market values of similar loans sold with servicing released. MSR are amortized in proportion to and over the period of estimated net servicing income. We apply the amortization method for measurements of our MSR. MSR are assessed for impairment based on fair value at each reporting date. MSR impairment, if any, is recognized in a valuation allowance through charges to earnings as a component of fees and service charges. Increases in the fair value of impaired MSR are recognized only up to the amount of the previously recognized valuation allowance. Fees earned for servicing loans are reported as income when the related mortgage loan payments are collected.

Core Deposit Premiums. Core deposit premiums represent the intangible value of depositor relationships assumed in purchase acquisitions and are amortized on an accelerated basis over 10 years. The Company periodically evaluates the value of core deposit premiums to ensure the carrying amount exceeds it implied fair value.

(j)	Real Estate Owned

Real estate owned (REO) consists of properties acquired through foreclosure or deed in lieu of foreclosure. Such assets are carried at the lower of cost or fair value, less estimated selling costs, based on independent appraisals. Write-downs required at the time of acquisition are charged to the allowance for loan losses. Thereafter, decreases in the properties’ estimated fair value which are charged to income along with any additional property maintenance and protection expenses incurred in owning the property.

(k)	Borrowed Funds

Our FHLB borrowings, frequently referred to as advances, are over collateralized by our residential and non residential mortgage portfolios as well as qualified investment securities.

The Bank also enters into sales of securities under agreements to repurchase with selected brokers and the FHLB. The securities underlying the agreements are delivered to the counterparty who agrees to resell to the Bank the identical securities at the maturity or call of the agreement. These agreements are recorded as financing transactions, as the Bank maintains effective control over the transferred securities, and no gain or loss is recognized. The dollar amount of the securities underlying the agreements continues to be carried in the Bank’s securities portfolio. The obligations to repurchase the securities are reported as a liability in the consolidated balance sheets.

(l)	Income Taxes

The Company records income taxes in accordance with Accounting Standard Codification (ASC) 740 “Income Taxes,” as amended, using the asset and liability method. Accordingly, deferred tax assets and liabilities: (i) are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns; (ii) are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases; and (iii) are measured using enacted tax rates expected to apply in the years when those temporary differences are expected to be recovered or settled. Where applicable, deferred tax assets are reduced by a valuation allowance for any portions determined not likely to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period of enactment. The valuation allowance is adjusted, by a charge or credit to income tax expense, as changes in facts and circumstances warrant. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, where applicable, in income tax expense.

(m)	Employee Benefits

The Company has a defined benefit pension plan which covers all employees who satisfy the eligibility requirements. The Company participates in a multiemployer plan. Costs of the pension plan are based on the contributions required to be made to the plan.

The Company has a Supplemental Employee Retirement Plan (SERP). The SERP is a nonqualified, defined benefit plan which provides benefits to certain employees of the Company if their benefits and/or contributions under the pension plan are limited by the Internal Revenue Code. The Company also has a nonqualified, defined benefit plan which provides benefits to its directors. The SERP and the directors’ plan are unfunded and the costs of the plans are recognized over the period that services are provided.

The Company has a 401(k) plan covering substantially all employees. The Company matches 50% of the first 6% contributed by participants and recognizes expense as its contributions are made.

The employee stock ownership plan (ESOP) is accounted for in accordance with the provisions of Statement ASC 718-40, “Employers’ Accounting for Employee Stock Ownership Plans.” The funds borrowed by the ESOP from the Company to purchase the Company’s common stock are being repaid from the Bank’s contributions over a period of up to 30 years. The Company’s common stock not yet allocated to participants is recorded as a reduction of stockholders’ equity at cost. Compensation expense for the ESOP is based on the market price of the Company’s stock and is recognized as shares are committed to be released to participants.

The Company recognizes the grant-date fair value of stock based awards issued to employees as compensation cost in the statement of operations. Compensation cost related to stock based awards is recognized on a straight-line basis over the requisite service periods. The fair value of stock based awards is based on the closing price market value as reported on the NASDAQ Stock Market on the grant date.

(n)	Earnings Per Share

Basic earnings per common share, or EPS, are computed by dividing net income by the weighted-average common shares outstanding during the year. The weighted-average common shares outstanding includes the weighted-average number of shares of common stock outstanding less the weighted average number of unvested shares of restricted stock and unallocated shares held by the ESOP. For EPS calculations, ESOP shares that have been committed to be released are considered outstanding. ESOP shares that have not been committed to be released are excluded from outstanding shares on a weighted average basis for EPS calculations.

Diluted EPS is computed using the same method as basic EPS, but includes the effect of all potentially dilutive common shares that were outstanding during the period, such as unexercised stock options and unvested shares of restricted stock, calculated using the treasury stock method. When applying the treasury stock method, we add: (1) the assumed proceeds from option exercises; (2) the tax benefit that would have been credited to additional paid-in capital assuming exercise of non-qualified stock options and vesting of shares of restricted stock; and (3) the average unamortized compensation costs related to unvested shares of restricted stock and stock options. We then divide this sum by our average stock price to calculate shares repurchased. The excess of the number of shares issuable over the number of shares assumed to be repurchased is added to basic weighted average common shares to calculate diluted EPS.

2.	Business Combinations

On December 19, 2012, the Company entered into a definitive merger agreement with Roma Financial Corporation, the federally-chartered holding company for Roma Bank. Under the terms of the merger agreement, 100% (unaudited) of the shares of Roma Financial will be converted into Investors Bancorp Inc. common stock. As of September 30, 2012, Roma Financial Corporation operated 26 branches (unaudited) in Burlington, Ocean, Mercer, Camden and Middlesex counties, New Jersey, and had asset of $1.84 billion(unaudited), deposits of $1.49 billion (unaudited) and stockholders’ equity of $218.8 million (unaudited). The merger agreement has been approved by the boards of directors of each company. Subject to the required approvals of Investors Bancorp and Roma Financial shareholders, requisite regulatory approvals, the effectiveness of the registration statement to be filed by Investors Bancorp with respect to the stock to be issued in the transaction, and other customary closing conditions, the merger is expected to be completed in the second quarter of 2013. As the merger has not been completed, the transaction is not reflected in the balance sheet or results of operation for the periods presented in this document.

On October 15, 2012, the Company completed the acquisition of Marathon Banking Corporation and Marathon National Bank of New York, (“Marathon Bank”) a federally chartered bank with 13 full-service branches in the New York metropolitan area. After the purchase accounting adjustments, the Company assumed $777.5 million in customer deposits and acquired $558.5 million in loans. This transaction resulted in $38.4 million of goodwill and generated $5.0 million in core deposit intangibles. Under this method of accounting, the purchase price has been allocated to the respective assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. The excess cost over fair value of net assets acquired has been recorded as goodwill. The purchase price of $135.0 million was paid using available cash. The acquisition was accounted for under the acquisition method of accounting as prescribed by “ASC” 805 “Business Combinations”, as amended.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for Marathon, net of cash consideration paid:

At October 15, 2012
(In millions)
Cash and cash equivalents, net	$113.0
Securities available-for-sale	42.2
Securities held to maturity	4.7
Loans receivable	558.5
Accrued interest receivable	1.5
Other real estate owned	1.0
Office properties and equipment, net	7.5
Goodwill	38.4
Intangible assets	5.0
Other assets	14.9

Total assets acquired	786.7

Deposits	(777.5)
Borrowed funds	(5.2)
Other liabilities	(4.0)

Total liabilities assumed	$(786.7)

On January 6, 2012, the Company completed the acquisition of Brooklyn Federal Bancorp, Inc. (“BFSB”), the holding company of Brooklyn Federal Savings Bank, a federally chartered savings bank with five full-service branches in Brooklyn and Long Island. After the purchase accounting adjustments, the Company assumed $385.9 million in customer deposits and acquired $177.5 million in loans. This transaction resulted in $16.7 million of goodwill and generated $218,000 in core deposit intangibles. Under this method of accounting, the purchase price has been allocated to the respective assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. The excess cost over fair value of net assets acquired has been recorded as goodwill. The purchase price of $10.3 million was paid through a combination of the Company’s common stock (551,862 shares), issued to Investors Bancorp, MHC, and cash of $2.9 million. Brooklyn Federal Savings Bank was merged into the Bank as of the acquisition date. In a separate transaction the Company sold most of Brooklyn Federal Savings Bank’s commercial real estate loan portfolio to a real estate investment fund on January 10, 2012.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for BFSB, net of cash consideration paid:

At January 6, 2012
(In millions)
Cash and cash equivalents, net	$27.7
Securities available-for-sale	170.4
Loans receivable	177.5
Accrued interest receivable	1.1
Office properties and equipment, net	5.2
Goodwill	16.7
Intangible assets	0.2
Other assets	9.3

Total assets acquired	408.1

Deposits	(385.9)
Borrowed funds	(8.2)
Other liabilities	(6.4)

Total liabilities assumed	(400.5)

Net assets acquired	$7.6

The calculation of goodwill is subject to change for up to one year after closing date of the transactions as additional information relative to closing dates estimates and uncertainties becomes available. As the Company finalizes its analysis of these assets, there may be adjustments to the recorded carrying values.

Fair Value Measurement of Assets Acquired and Liabilities Assumed

Described below are the methods used to determine the fair values of the significant assets acquired and liabilities assumed in the Marathon and BFSB acquisitions:

Securities.

The estimated fair values of the investment securities classified as available for sale were calculated utilizing Level 1 inputs. The prices for these instruments are based upon sales of the securities shortly after the acquisition date. Investment securities classified as Held to Maturity were valued using a combination of Level 1and Level 2 inputs. The Company reviewed the data and assumptions used in pricing the securities by its third party provider to ensure the highest level of significant inputs are derived from market observable data.

Loans.
The acquired loan portfolio was valued based on guidance from ASC 820-10 which defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. Level 3 procedures utilized to value the portfolio included the use of present value techniques employing cash flow estimates and the incorporated assumptions that marketplace participants would use in estimating fair values. In instances where reliable market information was not available, the Company used its own assumptions in an effort to determine reasonable fair value. Specifically, the Company utilized three separate fair value analyses we believe a market participant might employ in estimating the entire fair value adjustment required under ASC 820-10. The three separate fair valuation methodologies used are: 1) interest rate loan fair value analysis, 2) general credit fair value adjustment and 3) specific credit fair value adjustment.

To prepare the interest rate loan fair value analysis loans were assembled into groupings by characteristics such as loan type, term, collateral and rate. Market rates for similar loans were obtained from various external data sources and reviewed by Company Management for reasonableness. The average of these rates was used as the fair value interest rate a market participant would utilize. A present value approach was utilized to calculate the interest rate fair value adjustment.

The General Credit Risk fair value adjustment was calculated using a two part general credit fair value analysis; 1) expected lifetime losses and 2) estimated fair value adjustment for qualitative factors. The expected lifetime losses were calculated using an average of historical losses of the Company, Marathon Bank and peer banks. The adjustment related to qualitative factors was impacted by general economic conditions, the risk related to lack of familiarity with the originator’s underwriting process.

To calculate the Specific Credit fair value adjustment the Company reviewed the acquired loan portfolio for loans meeting the definition of an impaired loan as defined by ASC 310-30. Loans meeting this criteria were reviewed by comparing the contractual cash flows to expected collectible cash flows. The aggregate expected cash flows less the acquisition date fair value will result in an accretable yield amount. The accretable yield amount will be recognized over the life of the loans on a level yield basis as an adjustment to yield.

Deposits / Core Deposit Intangibles.

Core deposit intangibles (CDI) represent the value assigned to demand, interest checking, money market and savings accounts acquired as part of an acquisition. The CDI value represents the future economic benefit, including the present value of future tax benefits, of the potential cost savings from acquiring Core Deposits as part of an acquisition compared to the cost alternative funding sources.

Certificates of deposit (time deposits) are not considered to be Core Deposits as they are assumed to have a low expected average life upon acquisition. The fair value of certificates of deposits represents the present value of the certificates’ expected contractual payments discounted by market rates for similar CD’s.

Borrowed Funds.

The present value approach was used to determine the fair value of the borrowed funds acquired during 2012. The fair value of liability represents the present value of the expected payments using the three year FHLB advance rate.

3.	Stock Transactions

Stock Offering

The Company completed its initial public stock offering on October 11, 2005 selling 51,627,094 shares, or 44.40% of its outstanding common stock, to subscribers in the offering, including 4,254,072 shares purchased by Investors Bank Employee Stock Ownership Plan. Upon completion of the initial public offering, Investors Bancorp, MHC, a New Jersey chartered mutual holding company held 64,844,373 shares, or 54.94% of the Company’s outstanding common stock (shares restated to include shares issued in a business combination subsequent to initial public offering). Additionally, the Company contributed $5.2 million in cash and issued 1,548,813 shares of common stock, or 1.33% of its outstanding shares, to Investors Bank Charitable Foundation resulting in a pre-tax expense charge of $20.7 million. Net proceeds from the initial offering were $509.7 million. The Company contributed $255.0 million of the net proceeds to the Bank. Stock subscription proceeds of $557.9 million were returned to subscribers.

Stock Repurchase Programs

On March 1, 2011, the Company announced its fourth Share Repurchase Program, which authorized the purchase of an additional 10% of its publicly-held outstanding shares of common stock, or 3,876,523 million shares. Under the stock repurchase programs, shares of the Company’s common stock may be purchased in the open market and through privately negotiated transactions, from time to time, depending on market conditions. This stock repurchase program commenced upon the completion of the third program on July 25, 2011. This program has no expiration date and has 2,188,260 shares yet to be purchased as of December 31, 2012.

During the year ended December 31, 2012, the Company purchased 60,652 shares at a cost of $902,000, or approximately $14.88 per share. Of the shares purchased through December 31, 2012, 3,412,701 shares were allocated to fund the restricted stock portion of the Company’s 2006 Equity Incentive Plan. The remaining shares are held for general corporate use.

During the year ended December 31, 2011, the Company purchased 2,413,455 shares at a cost of $32.5 million, or approximately $13.46 per share. Of the share purchased through December 31, 2011, 2,928,701 shares were allocated to fund the restricted stock portion of the Company’s 2006 Equity Incentive Plan. The remaining shares are held for general corporate use.

Cash Dividend

On September 28, 2012, the Company declared its first quarterly cash dividend of $0.05 per share, paid November 1, 2012 to stockholders of record as of October 15, 2012. It was the first dividend since completing its initial public stock offering in October 2005.

4.	Securities

The amortized cost, gross unrealized gains and losses and estimated fair value of securities available-for-sale and held-to-maturity for the dates indicated are as follows:

	At December 31, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)
Available-for-sale:
Equity securities	$3,306	855	—	4,161
Debt securities:
Government-sponsored enterprises	3,038	—	3	3,035
Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	660,095	7,573	151	667,517
Federal National Mortgage Association	689,587	16,735	194	706,128
Government National Mortgage Association	4,414	73	—	4,487

Total mortgage-backed securities available-for-sale	1,354,096	24,381	345	1,378,132

Total available-for-sale	1,360,440	25,236	348	1,385,328

Held-to-maturity:
Debt securities:
Government-sponsored enterprises	147	2	—	149
Municipal bonds	21,156	1,138	—	22,294
Corporate and other debt securities	29,503	13,148	3,356	39,295

Total debt securities held-to-maturity	50,806	14,288	3,356	61,738

Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	63,033	3,193	3	66,223
Federal National Mortgage Association	64,278	4,843	—	69,121
Federal housing authorities	1,805	6	—	1,811

Total mortgage-backed securities held-to-maturity	129,116	8,042	3	137,155

Total held-to-maturity	179,922	22,330	3,359	198,893

Total securities	$1,540,362	47,566	3,707	1,584,221

	At December 31, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)
Available-for-sale:
Equity securities	$1,941	24	—	1,965
Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	389,295	6,194	7	395,482
Federal National Mortgage Association	557,746	10,261	89	567,918
Government National Mortgage Association	7,212	101	—	7,313
Non-agency securities	10,782	255	—	11,037

Total mortgage-backed securities available-for-sale	965,035	16,811	96	981,750

Total available-for-sale	966,976	16,835	96	983,715

Held-to-maturity:
Debt securities:
Government-sponsored enterprises	174	1	—	175
Municipal bonds	18,001	846	—	18,847
Corporate and other debt securities	25,511	13,846	2,651	36,706

Total debt securities held-to-maturity	43,686	14,693	2,651	55,728

Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	112,540	4,878	21	117,397
Federal National Mortgage Association	103,823	6,764	—	110,587
Government National Mortgage Association	1,382	203	—	1,585
Federal housing authorities	2,077	60	—	2,137
Non-agency securities	24,163	302	39	24,426

Total mortgage-backed securities held-to-maturity	243,985	12,207	60	256,132

Total held-to-maturity	287,671	26,900	2,711	311,860

Total securities	$1,254,647	43,735	2,807	1,295,575

Our investment portfolio is comprised primarily of fixed rate mortgage-backed securities guaranteed by a Government Sponsored Enterprise (“GSE”) as issuer. Current market conditions have not significantly impacted the pricing of our portfolio or our ability to obtain reliable prices. See note 13 for further discussion on the valuation of securities.

Gross unrealized losses on securities and the estimated fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2012 and December 31, 2011, was as follows:

	December 31, 2012
	Less than 12 months		12 months or more		Total
	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses
	(In thousands)
Available-for-sale:
Debt securities:
Government-sponsored enterprises	$3,035	3	—	—	3,035	3

Total debt securities available-for-sale	3,035	3	—	—	3,035	3

Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	125,707	135	712	16	126,419	151
Federal National Mortgage Association	67,687	194	—	—	67,687	194

Total mortgage-backed securities available-for-sale	193,394	329	712	16	194,106	345

Total available-for-sale	196,429	332	712	16	197,141	348

Held-to-maturity:
Debt securities:
Corporate and other debt securities	1,951	171	1,542	3,185	3,493	3,356

Total debt securities held-to-maturity	1,951	171	1,542	3,185	3,493	3,356

Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	347	3	—	—	347	3

Total mortgage-backed securities held-to-maturity	347	3	—	—	347	3

Total held-to-maturity	2,298	174	1,542	3,185	3,840	3,359

Total	$198,727	506	2,254	3,201	200,981	3,707

	December 31, 2011
	Less than 12 months		12 months or more		Total
	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses
	(In thousands)
Available-for-sale:
Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	$3,485	7	—	—	3,485	7
Federal National Mortgage Association	27,400	89	—	—	27,400	89

Total mortgage-backed securities available-for-sale	30,885	96	—	—	30,885	96

Total available-for-sale	30,885	96	—	—	30,885	96

Held-to-maturity:
Debt securities:
Corporate and other debt securities	1,140	523	635	2,128	1,775	2,651

Total debt securities held-to-maturity	1,140	523	635	2,128	1,775	2,651

Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	1,764	21	—	—	1,764	21
Non-agency securities	2,312	39	—	—	2,312	39

Total mortgage-backed securities held-to-maturity	4,076	60	—	—	4,076	60

Total held-to-maturity	5,216	583	635	2,128	5,851	2,711

Total	$36,101	679	635	2,128	36,736	2,807

The gross unrealized losses in our corporate and other debt securities accounted for 90.5% of the gross unrealized losses at December 31, 2012. The estimated fair value of our corporate and other debt securities portfolio has been adversely impacted by the current economic environment, current market rates, wider credit spreads and credit deterioration subsequent to the purchase of these securities. The portfolio consists of 36 pooled trust preferred securities (“TruPS”), principally issued by banks. At December 31, 2012, the amortized cost and estimated fair values of the trust preferred portfolio was $29.5 million and $39.3 million, respectively with 12 of the securities in an unrealized loss position (see “OTTI” for further discussion). The Company has no intent to sell, nor is it more likely than not that the Company will be required to sell, the debt securities in an unrealized loss position before the recovery of their amortized cost basis or maturity.

The following table summarizes the Company’s pooled trust preferred securities as of December 31, 2012. The Company does not own any single-issuer trust preferred securities.

(Dollars in 000’s)
Description	Class	Book Value	Fair Value	Unrealized Gains (Losses)	Number of Issuers Currently Performing	Current Deferrals and Defaults as a % of Total Collateral (1)	Expected Deferrals and Defaults as % of Remaining Collateral (2)	Excess Subordination as a % of Performing Collateral (3)	Moody’s/ Fitch Credit Ratings
Alesco PF II	B1	$250.0	$332.7	$82.7	31	10.56%	12.05%	—%	Ca / C
Alesco PF III	B1	561.1	979.0	417.9	35	10.09%	12.51%	—%	Ca / C
Alesco PF III	B2	224.6	391.6	167.0	35	10.09%	12.51%	—%	Ca / C
Alesco PF IV	B1	309.9	312.6	2.7	37	3.48%	17.24%	—%	C / C
Alesco PF VI	C2	519.2	843.0	323.8	43	7.94%	18.63%	—%	Ca / C
MM Comm III	B	1,016.2	3,160.8	2,144.4	6	26.67%	9.37%	12.84%	Ba1 / B
MM Comm IX	B1	59.9	32.3	(27.6)	16	33.18%	19.70%	—%	Ca / CC
MMCaps XVII	C1	1,233.8	1,380.4	146.6	34	11.60%	12.65%	—%	Ca / C
MMCaps XIX	C	441.1	17.5	(423.6)	31	27.15%	17.77%	—%	C / C
Tpref I	B	1,234.0	1,861.1	627.1	10	47.84%	10.08%	—%	Ca / WD
Tpref II	B	3,453.6	3,551.3	97.7	16	33.39%	17.92%	—%	Caa3 / C
US Cap I	B2	731.2	1,223.4	492.2	29	13.00%	12.03%	—%	Caa1 / C
US Cap I	B1	2,173.9	3,670.2	1,496.3	29	13.00%	12.03%	—%	Caa1 / C
US Cap II	B1	1,115.1	1,895.5	780.4	37	13.28%	11.26%	—%	Caa3 / C
US Cap III	B1	1,508.2	1,770.7	262.6	30	14.10%	16.30%	—%	Ca / C
US Cap IV	B1	918.5	57.0	(861.5)	44	33.63%	20.39%	—%	C / D
Trapeza XII	C1	1,443.2	288.7	(1,154.6)	29	23.18%	25.74%	—%	C / C
Trapeza XIII	C1	1,390.9	1,294.0	(96.9)	43	17.80%	17.66%	—%	Ca / C
Pretsl XXIII	A1	635.9	1,350.4	714.5	65	19.74%	20.03%	31.40%	A3 / BBB
Pretsl XXIV	A1	2,233.2	4,040.4	1,807.2	59	25.13%	21.59%	24.85%	Baa3 / BBB
Pretsl IV	Mez	131.4	185.2	53.8	5	18.05%	15.17%	19.00%	Caa2 / CCC
Pretsl V	Mez	14.7	16.2	1.5	—	65.46%	—%	—%	C / WD
Pretsl VII	Mez	736.1	2,295.2	1,559.1	12	40.32%	16.17%	—%	Ca / C
Pretsl XV	B1	830.3	1,122.8	292.4	51	15.33%	23.06%	—%	C / C
Pretsl XVII	C	538.1	400.1	(138.0)	35	13.88%	31.92%	—%	C / C
Pretsl XVIII	C	1,247.6	1,382.3	134.7	54	18.87%	16.94%	—%	Ca / C
Pretsl XIX	C	524.6	423.5	(101.1)	48	17.35%	16.13%	—%	C / C
Pretsl XX	C	265.1	130.5	(134.6)	43	19.74%	21.44%	—%	C / C
Pretsl XXI	C1	508.8	908.7	399.8	48	18.88%	21.67%	—%	C / C
Pretsl XXIII	A-FP	993.1	1,773.4	780.4	93	20.48%	15.37%	18.28%	B1 / BB
Pretsl XXIV	C1	536.4	192.7	(343.6)	59	25.13%	21.59%	—%	C / C
Pretsl XXV	C1	285.3	242.3	(43.0)	48	25.56%	18.69%	—%	C / C
Pretsl XXVI	C1	326.0	470.8	144.9	52	23.64%	16.04%	—%	C / C
Pref Pretsl IX	B2	405.3	471.3	66.0	—	19.83%	13.32%	—%	Ca/ C
Pretsl II	B1	436.4	521.3	84.9	—	7.20%	12.51%	—%	B
Pretsl X	C2	270.0	305.5	35.5	—	28.44%	13.82%	—%	Ca / C
		$29,502.7	$39,294.4	$9,791.6

(1)	At December 31, 2012, assumed recoveries for current deferrals and defaulted issuers ranged from 0.0% to 32.2%.
(2)	At December 31, 2012, assumed recoveries for expected deferrals and defaulted issuers ranged from 5.1% to 15.0%.
(3)	Excess subordination represents the amount of remaining performing collateral that is in excess of the amount needed to pay off a specified class of bonds and all classes senior to the specified class. Excess subordination reduces an investor’s potential risk of loss on their investment as excess subordination absorbs principal and interest shortfalls in the event underlying issuers are not able to make their contractual payments.

A portion of the Company’s securities are pledged to secure borrowings. The contractual maturities of mortgage-backed securities generally exceed 20 years; however, the effective lives are expected to be shorter due to anticipated prepayments. Expected maturities may differ from contractual maturities due to prepayment or early call privileges of the issuer, therefore, mortgage-backed securities are not included in the following table. The amortized cost and estimated fair value of debt securities at December 31, 2012, by contractual maturity, are shown below.

	December 31, 2012
	Amortized cost	Estimated fair value
	(In thousands)
Due in one year or less	$15,421	15,421
Due after one year through five years	3,623	3,657
Due after five years through ten years	167	169
Due after ten years	34,633	45,526

Total	$53,844	64,773

Other-Than-Temporary Impairment (“OTTI”)

We conduct a quarterly review and evaluation of the securities portfolio to determine if the value of any security has declined below its cost or amortized cost, and whether such decline is other-than-temporary. If a determination is made that a debt security is other-than-temporarily impaired, the Company will estimate the amount of the unrealized loss that is attributable to credit and all other non-credit related factors. The credit related component will be recognized as an other-than-temporary impairment charge in non-interest income as a component of gain (loss) on securities, net. The non-credit related component will be recorded as an adjustment to accumulate other comprehensive income, net of tax.

Through the use of a valuation specialist, we evaluate the credit and performance of each underlying issuer of our trust preferred securities by deriving probabilities and assumptions for default, recovery and prepayment/amortization for the expected cash flows for each security. At December 31, 2012, management deemed that the present value of projected cash flows for each security was greater than the book value and did not recognize any OTTI charges for the year ended December 31, 2012. At December 31, 2012, non credit-related OTTI recorded on the previously impaired pooled trust preferred securities was $28.5 million ($16.9 million after-tax).

The following table presents the changes in the credit loss component of the impairment loss of debt securities that the Company has written down for such loss as an other-than-temporary impairment recognized in earnings.

	For the Year Ended December 31,
	2012	2011	2010
	(In thousands)
Balance of credit related OTTI, beginning of period	$117,003	119,809	121,033
Additions:
Initial credit impairments	—	—	—
Subsequent credit impairments	—	—	—
Reductions:
Accretion of credit loss impairment due to an increase in expected cash flows	(2,489)	(2,806)	(1,224)

Balance of credit related OTTI, end of period	$114,514	117,003	119,809

The credit loss component of the impairment loss represents the difference between the present value of expected future cash flows and the amortized cost basis of the securities prior to considering credit losses. The beginning balance represents the credit loss component for debt securities for which other-than-temporary impairment occurred prior to the period presented. If other-than-temporary impairment is recognized in earnings for credit impaired debt securities, they would be presented as additions in two components based upon whether the current period is the first time a debt security was credit impaired (initial credit impairment) or is not the first time a debt security was credit impaired (subsequent credit impairments). The credit loss component is reduced if the Company sells, intends to sell or believes it will be required to sell previously credit impaired debt securities. Additionally, the credit loss component is reduced if (i) the Company receives cash flows in excess of what it expected to receive over the remaining life of the credit impaired debt security, (ii) the security matures or (iii) the security is fully written down.

Realized Gains and Losses

Gains and losses on the sale of all securities are determined using the specific identification method. For the year ended December 31, 2012, proceeds from sales of securities from available-for-sale portfolio were $216.8 million, which resulted in gross realized gains of $176,000 and no gross realized losses. Included in the sales proceeds for the year ended December 31, 2012 were $166.8 million that were acquired from BFSB. In addition, the Company realized a $42,000 loss on capital distributions of equity securities during the year ended December 31, 2012.

For the year ended December 31, 2012 proceeds from sales of securities from held-to-maturities portfolio were $14.9 million, which resulted in gross realized gains of $193,000 and gross realized losses of $53,000. Sales from the held-to-maturity portfolio, which had a book value of $14.9 million, met the criteria of principal pay downs under 85% of the original investment amount and therefore do not result in a tainting of the held-to-maturity portfolio.

For the year ended December 31, 2011, proceeds from sales of mortgage-backed securities from the available-for-sale portfolio were $37.0 million which resulted in gross realized gains and gross realized losses of $937,000 and $2,105,000, respectively. The $2.1 million in gross realized losses was due to the sale of non-agency mortgage backed securities with a book value of $18.7 million.

For the year ended December 31, 2011, proceeds from sales of securities from the held-to-maturity portfolio were $21.4 million which resulted in gross realized gains and gross realized losses of $925,000 and $103,000, respectively. Sales from the held-to-maturity portfolio, which had a book value of $20.5 million, met the criteria of principal pay downs under 85% of the original investment amount and therefore do not result in a tainting of the held-to-maturity portfolio. The Company sells securities when market pricing presents, in management’s assessment, an economic benefit that outweighs holding such securities, and when smaller balance securities become cost prohibitive to carry. In addition, the Company realized a $92,000 gain on capital distributions of equity securities and a $3,000 loss on the call of debt securities for the year ended December 31, 2011.

For the year ended December 31, 2010, proceeds from sales of mortgage-backed securities from the available-for-sale portfolio were $12.0 million which resulted in gross realized gains and gross realized losses of $284,000 and $258,000, respectively. In addition, the Company realized a $30,000 loss on paydowns of securities previously written down through OTTI and gross realized gains and gross realized losses of $56,000 and $14,000, respectively, on capital funds.

There were no sales from the held-to-maturity portfolio during the year ended December 31, 2010; however, the Company realized a $3,000 loss on the call of debt securities for the year ended December 31, 2010.

5.	Loans Receivable, Net

The detail of the loan portfolio as of December 31, 2012 was as follows:

	December 31, 2012	December 31, 2011
	(In thousands)
Residential mortgage loans	$4,837,838	5,033,832
Multi-family loans	2,995,052	1,816,118
Commercial real estate loans	1,966,156	1,418,089
Construction loans	224,816	277,625
Consumer and other loans	238,922	242,227
Commercial and industrial loans	168,943	106,299

Total loans excluding PCI loans	10,431,727	8,894,190

PCI loans	6,744	876

Total loans	10,438,471	8,895,066

Net unamortized premiums and deferred loan costs	10,487	16,387
Allowance for loan losses	(142,172)	(117,242)

Net loans	$10,306,786	8,794,211

Purchased Credit-Impaired Loans

Purchased Credit-Impaired (“PCI”) loans, are loans acquired at a discount that is due, in part, to credit quality. In conjunction with the Marathon acquisition, there were 9 PCI loans totaling $6.1 million at December 31, 2012. PCI loans are accounted for in accordance with ASC Subtopic 310-30 and are initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance (i.e., the allowance for loan losses).

The following table presents information regarding the estimates of the contractually required payments, the cash flows expected to be collected, and the estimated fair value of the PCI loans acquired in Marathon Bank acquisition as of October 15, 2012:

October 15, 2012
(In thousands)

Contractually required principal and interest	$11,774
Contractual cash flows not expected to be collected (non-accretable difference)	(4,163)

Expected cash flows to be collected	7,611
Interest component of expected cash flows (accretable yield)	(1,537)

Fair value of acquired loans	$6,074

The following table presents changes in the accretable yield for PCI loans during the year ended December 31, 2012:

Year Ended December 31, 2012
(In thousands)
Balance, beginning of period	$—
Acquisitions	1,537
Accretion	(80)
Net reclassification from non-accretable difference	—

Balance, end of period	$1,457

An analysis of the allowance for loan losses is summarized as follows:

	Year Ended December 31,
	2012	2011	2010
	(In thousands)
Balance at beginning of the period	$117,242	90,931	55,052
Loans charged off	(44,150)	(50,187)	(30,829)
Recoveries	4,080	998	208

Net charge-offs	(40,070)	(49,189)	(30,621)
Provision for loan losses	65,000	75,500	66,500

Balance at end of the period	$142,172	117,242	90,931

The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses that is charged against income. In determining the allowance for loan losses, we make significant estimates and therefore, have identified the allowance as a critical accounting policy. The methodology for determining the allowance for loan losses is considered a critical accounting policy by management because of the high degree of judgment involved, the subjectivity of the assumptions used, and the potential for changes in the economic environment that could result in changes to the amount of the recorded allowance for loan losses.

The allowance for loan losses has been determined in accordance with U.S. GAAP, under which we are required to maintain an allowance for probable losses at the balance sheet date. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our allowance for loan losses is adequate to cover specifically identifiable losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable. No allowance has been provided for the loans acquired in the Brooklyn Federal Savings Bank and Marathon Bank transaction as the loans were marked to fair value on the date of acquisition and there has been no subsequent credit deterioration.

Management performs a quarterly evaluation of the adequacy of the allowance for loan losses. The analysis of the allowance for loan losses has two components: specific and general allocations. Specific allocations are made for loans determined to be impaired. A loan is deemed to be impaired if it is a commercial real estate, multi-family or construction loan with an outstanding balance greater than $1.0 million and on non-accrual status, loans modified in a troubled debt restructuring (“TDR”), and other loans if management has specific information of a collateral shortfall. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans, including those loans not meeting the Company’s definition of an impaired loan, by type of loan, risk rating (if applicable) and payment history. In addition, the Company also considers whether residential loans are fixed or adjustable rate. We also analyze historical loss experience, delinquency trends, general economic conditions, geographic concentrations, and industry and peer comparisons. This analysis establishes factors that are applied to the loan groups to determine the amount of the general allocations. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revisions based upon changes in economic and real estate market conditions. Actual loan losses may be significantly more than the allowance for loan losses we have established which could have a material negative effect on our financial results.

On a quarterly basis, management’s Allowance for Loan Loss Committee reviews the current status of various loan assets in order to evaluate the adequacy of the allowance for loan losses. In this evaluation process, specific loans are analyzed to determine their potential risk of loss. This process includes all loans, concentrating on non-accrual and classified loans. Each non-accrual or classified loan is evaluated for potential loss exposure. Any shortfall results in a recommendation of a specific allowance or charge-off if the likelihood of loss is evaluated as probable. To determine the adequacy of collateral on a particular loan, an estimate of the fair value of the collateral is based on the most current appraised value available. This appraised value is then reduced to reflect estimated liquidation expenses.

The results of this quarterly process are summarized along with recommendations and presented to Executive and Senior Management for their review. Based on these recommendations, loan loss allowances are approved by Executive and Senior Management. All supporting documentation with regard to the evaluation process, loan loss experience, allowance levels and the schedules of classified loans are maintained by the Lending Administration Department. A summary of loan loss allowances and the methodology employed to determine such allowances is presented to the Board of Directors on a quarterly basis.

Our primary lending emphasis has been the origination of commercial real estate loans, multi-family loans and the origination and purchase of residential mortgage loans. We also originate commercial and industrial loans, home equity loans and home equity lines of credit. These activities resulted in a loan concentration in residential mortgages, as well as a concentration of loans secured by real estate property located in New Jersey and New York. Based on the composition of our loan portfolio, we believe the primary risks are increases in interest rates, a continued decline in the general economy, and a further decline in real estate market values in New Jersey, New York and surrounding states. Any one or combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and future levels of loan loss provisions. We consider it important to maintain the ratio of our allowance for loan losses to total loans at an adequate level given current economic conditions and the composition of the portfolio. As a substantial amount of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans are critical in determining the amount of the allowance required for specific loans. Assumptions for appraisal valuations are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly impact the valuation of a property securing a loan and the related allowance determined. The assumptions supporting such appraisals are carefully reviewed by management to determine that the resulting values reasonably reflect amounts realizable on the related loans.

For commercial real estate, construction and multi-family loans, the Company obtains an appraisal for all collateral dependent loans upon origination and an updated appraisal in the event interest or principal payments are 90 days delinquent or when the timely collection of such income is considered doubtful. This is done in order to determine the specific reserve needed upon initial recognition of a collateral dependent loan as non-accrual and/or impaired. In subsequent reporting periods, as part of the allowance for loan loss process, the Company reviews each collateral dependent commercial real estate loan previously classified as non-accrual and/or impaired and assesses whether there has been an adverse change in the collateral value supporting the loan. The Company utilizes information from its commercial lending officers and its loan workout department’s knowledge of changes in real estate conditions in our lending area to identify if possible deterioration of collateral value has occurred. Based on the severity of the changes in market conditions, management determines if an updated appraisal is warranted or if downward adjustments to the previous appraisal are warranted. If it is determined that the deterioration of the collateral value is significant enough to warrant ordering a new appraisal, an estimate of the downward adjustments to the existing appraised value is used in assessing if additional specific reserves are necessary until the updated appraisal is received.

For homogeneous residential mortgage loans, the Company’s policy is to obtain an appraisal upon the origination of the loan and an updated appraisal in the event a loan becomes 90 days delinquent. Thereafter, the appraisal is updated every 2 years if the loan remains in non-performing status and the foreclosure process has not been completed. Management adjusts the appraised value of residential loans to reflect estimated selling costs and declines in the real estate market.

Management believes the potential risk for outdated appraisals for impaired and other non-performing loans has been mitigated due to the fact that the loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral. Loans are generally charged off after an analysis is completed which indicates that collectability of the full principal balance is in doubt.

Our allowance for loan losses reflects probable losses considering, among other things, the continued adverse economic conditions, the actual growth and change in composition of our loan portfolio, the level of our non-performing loans and our charge-off experience. We believe the allowance for loan losses reflects the inherent credit risk in our portfolio.

Although we believe we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if the current economic environment continues or deteriorates. Management uses the best information available; however, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. In addition, the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance, as an integral part of their examination process, will periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of the years ended December 31, 2012 and 2011:

	December 31, 2012
	Residential Mortgage	Multi- Family	Commercial Real Estate	Construction Loans	Commercial and Industrial Loans	Consumer and Other Loans	Unallocated	Total
	(In thousands)
Allowance for loan losses:
Beginning balance-December 31, 2011	$32,447	13,863	30,947	22,839	3,677	1,335	12,134	117,242
Charge-offs	(20,180)	(9,058)	(479)	(13,227)	(99)	(1,107)	—	(44,150)
Recoveries	593	—	43	3,387	23	34	—	4,080
Provision	32,509	25,048	2,836	3,063	493	1,824	(773)	65,000

Ending balance-December 31, 2012	$45,369	29,853	33,347	16,062	4,094	2,086	11,361	142,172

Balance at December 31, 2012
Individually evaluated for impairment	$2,142	—	—	—	—	—	—	2,142
Collectively evaluated for impairment	43,227	29,853	33,347	16,062	4,094	2,086	11,361	140,030
Loans acquired with deteriorated credit quality	—	—	—	—	—	—	—	—

	$45,369	29,853	33,347	16,062	4,094	2,086	11,361	142,172

Loans:
Balance at December 31, 2012
Individually evaluated for impairment	$12,235	10,574	7,075	26,314	1,208	—	—	57,406
Collectively evaluated for impairment	4,825,603	2,984,478	1,959,081	198,502	167,735	238,922	—	10,374,321
Loans acquired with deteriorated credit quality	477	419	5,533	—	315	—	—	6,744

	$4,838,315	2,995,471	1,971,689	224,816	169,258	238,922	—	10,438,471

	December 31, 2011
	Residential Mortgage	Multi- Family	Commercial Real Estate	Construction Loans	Commercial and Industrial Loans	Consumer and Other Loans	Unallocated	Total
	(In thousands)
Allowance for loan losses:
Beginning balance-December 31, 2010	$20,489	10,454	16,432	34,669	2,189	866	5,832	90,931
Charge-offs	(9,304)	(363)	(7,637)	(30,548)	(1,621)	(714)	—	(50,187)
Recoveries	388	19	—	576	13	2	—	998
Provision	20,874	3,753	22,152	18,142	3,096	1,181	6,302	75,500

Ending balance-December 31, 2011	$32,447	13,863	30,947	22,839	3,677	1,335	12,134	117,242

Balance at December 31, 2011
Individually evaluated for impairment	$1,605	—	—	5,800	—	—	—	7,405
Collectively evaluated for impairment	30,842	13,863	30,947	17,039	3,677	1,335	12,134	109,837
Loans acquired with deteriorated credit quality	—	—	—	—	—	—	—	—

	$32,447	13,863	30,947	22,839	3,677	1,335	12,134	117,242

Loans:
Balance at December 31, 2011
Individually evaluated for impairment	$8,465	—	2,268	59,971	—	—	—	70,704
Collectively evaluated for impairment	5,025,367	1,816,118	1,415,821	217,654	106,299	242,227	—	8,823,486
Loans acquired with deteriorated credit quality	329	—	547	—	—	—	—	876

	$5,034,161	1,816,118	1,418,636	277,625	106,299	242,227	—	8,895,066

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. For non-homogeneous loans, such as commercial and commercial real estate loans the Company analyzes the loans individually by classifying the loans as to credit risk and assesses the probability of collection for each type of class. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings:

Pass - “Pass” assets are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral in a timely manner.

Special Mention - A “Special Mention” asset has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special Mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. Residential loans delinquent 30-89 days are considered special mention.

Substandard - A “Substandard” asset is inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any. Assets so classified must have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Residential loans delinquent 90 days or greater are considered substandard.

Doubtful - An asset classified “Doubtful” has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently known facts, conditions, and values.

Loss - An asset or portion thereof, classified “Loss” is considered uncollectible and of such little value that its continuance on the institution’s books as an asset, without establishment of a specific valuation allowance or charge-off, is not warranted. This classification does not necessarily mean that an asset has no recovery or salvage value; but rather, there is much doubt about whether, how much, or when the recovery will occur. As such, it is not practical or desirable to defer the write-off.

The following tables present the risk category of loans as of December 31, 2012 and December 31, 2011 by class of loans excluding the PCI loans:

	December 31, 2012
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(In thousands)
Residential	$4,714,303	45,144	78,266	125	—	4,837,838
Multi-family	2,945,844	31,594	17,614	—	—	2,995,052
Commercial real estate	1,924,655	18,869	22,632	—	—	1,966,156
Construction	160,390	3,315	61,111	—	—	224,816
Commercial and industrial	162,428	3,319	3,196	—	—	168,943
Consumer and Other	236,418	1,065	1,238	201	—	238,922

Total	$10,144,038	103,306	184,057	326	—	10,431,727

	December 31, 2011
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(In thousands)
Residential	$4,925,055	27,930	80,847	—	—	5,033,832
Multi-family	1,777,434	16,053	22,631	—	—	1,816,118
Commercial real estate	1,390,725	8,596	18,768	—	—	1,418,089
Construction	173,392	18,103	81,267	4,863	—	277,625
Commercial and industrial	90,903	9,933	5,463	—	—	106,299
Consumer and Other	240,031	1,206	990	—	—	242,227

Total	$8,597,540	81,821	209,966	4,863	—	8,894,190

Consumer loans are managed on a pool basis due to their homogeneous nature. Loans that are delinquent 90 days or more are considered non-accrual status. At December 31, 2012 there were $238.9 million of outstanding consumer and other loans, of which $1.2 million were on non-accrual status. At December 31, 2011 there were $242.2 million of outstanding consumer and other loans, of which $1.0 million were on non-accrual status.

The following tables present the payment status of the recorded investment in past due loans as of December 31, 2012 and December 31, 2011 by class of loans excluding the PCI loans:

	December 31, 2012
	30-59 Days	60-89 Days	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable
	(In thousands)
Residential mortgage	$33,451	11,715	76,088	121,254	4,716,584	4,837,838
Multi-family	191	3,950	11,143	15,284	2,979,768	2,995,052
Commercial real estate	16,469	3,016	753	20,238	1,945,918	1,966,156
Construction	—	—	18,876	18,876	205,940	224,816
Commercial and industrial	631	2,639	375	3,645	165,298	168,943
Consumer and other	881	196	1,238	2,315	236,607	238,922

Total	$51,623	21,516	108,473	181,612	10,250,115	10,431,727

	December 31, 2011
	30-59 Days	60-89 Days	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable
	(In thousands)
Residential mortgage	$18,083	9,847	80,703	108,633	4,925,199	5,033,832
Multi-family	796	6,180	—	6,976	1,809,142	1,816,118
Commercial real estate	1,492	—	73	1,565	1,416,524	1,418,089
Construction	674	8,068	40,362	49,104	228,521	277,625
Commercial and industrial	—	—	—	—	106,299	106,299
Consumer and other	1,033	173	1,009	2,215	240,012	242,227

Total	$22,078	24,268	122,147	168,493	8,725,697	8,894,190

The following table presents non-accrual loans excluding PCI loans at the dates indicated:

	December 31, 2012		December 31, 2011
	# of loans	Amount	# of loans	Amount
	(Dollars in thousands)
Non-accrual:
Residential and consumer	354	$82,533	321	$85,065
Construction	9	25,764	15	57,070
Multi-family	5	11,143	—	—
Commercial real estate	4	753	1	73
Commercial and industrial	2	375	—	—

Total Non-accrual Loans	374	$120,568	337	$142,208

Based on management’s evaluation, at December 31, 2012, the Company classified 3 TDR construction loans totaling $6.9 million and 13 TDR residential loans totaling $3.9 million that were current as non-accrual. The Company has no loans past due 90 days or more delinquent that are still accruing interest. As of December 31, 2012, there were $6.1 million of PCI loans, of which 6 PCI loans totaling $5.3 million were current and 3 PCI loans totaling $817,000 were 90 days or more delinquent.

At December 31, 2012 and 2011, loans meeting the Company’s definition of an impaired loan were primarily collateral dependent and totaled $57.4 million and $70.7 million, respectively, with allocations of the allowance for loan losses of $2.1 million and $7.4 million, respectively. During the years ended December 31, 2012 and 2011, interest income received and recognized on these loans totaled $1.6 million and $1.9 million, respectively.

The following tables present loans individually evaluated for impairment by class of loans as of December 31, 2012 and December 31, 2011:

	December 31, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(In thousands)
With no related allowance:
Residential mortgage	$1,448	2,176	—	1,375	20
Multi-family	10,574	19,336	—	6,764	310
Commercial real estate	7,075	7,476	—	5,081	492
Construction loans	26,314	43,945	—	25,557	384
Commercial and industrial	1,208	1,208	—	641	90
With an allowance recorded:
Residential mortgage	10,787	11,075	2,142	9,569	283
Multi-family	—	—	—	2,316	—
Commercial real estate	—	—	—	—	—
Construction loans	—	—	—	17,054	—
Commercial and industrial	—	—	—	—	—
Total:
Residential mortgage	12,235	13,251	2,142	10,944	303
Multi-family	10,574	19,336	—	9,080	310
Commercial real estate	7,075	7,476	—	5,081	492
Construction loans	26,314	43,945	—	42,611	384
Commercial and industrial	1,208	1,208	—	641	90

Total impaired loans	$57,406	85,216	2,142	68,357	1,579

	December 31, 2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(In thousands)
With no related allowance:
Residential mortgage	$114	114	—	126	5
Multi-family	—	—	—	—	—
Commercial real estate	2,268	2,268	—	1,180	136
Construction loans	43,590	79,187	—	26,463	1,069
Commercial and industrial	—	—	—	—	—
With an allowance recorded:
Residential mortgage	8,351	8,351	1,605	5,910	327
Multi-family	—	—	—	—	—
Commercial real estate	—	—	—	1,361	—
Construction loans	16,381	16,381	5,800	39,115	400
Commercial and industrial	—	—	—	—	—
Total:
Residential mortgage	8,465	8,465	1,605	6,036	332
Multi-family	—	—	—	—	—
Commercial real estate	2,268	2,268	—	2,541	136
Construction loans	59,971	95,568	5,800	65,578	1,469
Commercial and industrial	—	—	—	—	—

Total impaired loans	$70,704	106,301	7,405	74,155	1,937

The average recorded investment is the annual average calculated based upon the ending quarterly balances. The interest income recognized is the year to date interest income recognized on a cash basis.

Troubled Debt Restructurings

On a case-by-case basis, the Company may agree to modify the contractual terms of a borrower’s loan to remain competitive and assist customers who may be experiencing financial difficulty, as well as preserve the Company’s position in the loan. If the borrower is experiencing financial difficulties and a concession has been made at the time of such modification, the loan is classified as a troubled debt restructured loan.

Substantially all of our troubled debt restructured loan modifications involve lowering the monthly payments on such loans through either a reduction in interest rate below a market rate, an extension of the term of the loan, or a combination of these two methods. These modifications rarely result in the forgiveness of principal or accrued interest. In addition, we frequently obtain additional collateral or guarantor support when modifying commercial loans. If the borrower has demonstrated performance under the previous terms and our underwriting process shows the borrower has the capacity to continue to perform under the restructured terms, the loan will continue to accrue interest. Non-accruing restructured loans may be returned to accrual status when there has been a sustained period of repayment performance (generally six consecutive months of payments) and both principal and interest are deemed collectible.

As a result of the adoption of ASU 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring, the Company reassessed all restructurings which occurred on or after January 1, 2011 for identification as TDRs and has concluded that there were no additional TDRs identified that have not been previously disclosed.

The following tables present the total troubled debt restructured loans at December 31, 2012 and December 31, 2011 excluding the PCI loans:

	Accrual		Non-accrual		Total
	# of loans	Amount	# of loans	Amount	# of loans	Amount
	(Dollars in thousands)
Residential mortgage	18	$7,178	21	$5,057	39	$12,235
Commercial real estate	3	7,471	—	—	3	7,471
Commercial and industrial	1	1,107	—	—	1	1,107
Construction	—	—	3	6,888	3	6,888

	22	$15,756	24	$11,945	46	$27,701

	Accrual		Non-accrual		Total
	# of loans	Amount	# of loans	Amount	# of loans	Amount
	(Dollars in thousands)
Residential mortgage	13	$5,297	7	$3,168	20	$8,465
Commercial real estate	1	2,268	—	—	1	2,268
Commercial and industrial	—	—	—	—	—	—
Construction	1	2,900	2	8,640	3	11,540

	15	$10,465	9	$11,808	24	$22,273

The following tables present information about troubled debt restructurings which occurred during the years ended December 31, 2012 and 2011:

	Year ended December 31, 2012
	Number of Loans	Pre-modification Recorded Investment	Post- modification Recorded Investment
	(Dollars in thousands)
Troubled Debt Restructurings:
Residential mortgage	20	$5,477	$5,523
Commercial real estate	1	4,901	4,901
Commercial and industrial	1	1,107	1,107

	Year ended December 31, 2011
	Number of Loans	Pre-modification Recorded Investment	Post- modification Recorded Investment
	(Dollars in thousands)
Troubled Debt Restructurings:
Residential mortgage	7	$3,735	$3,725
Commercial real estate	1	2,268	2,268
Commercial and industrial	3	12,067	11,635

Post-modification recorded investment represents the balance immediately following modification. Residential mortgage loan modifications primarily involved the reduction in loan interest rate and extension of loan maturity dates.

All TDRs are impaired loans, which are individually evaluated for impairment, as discussed above. Collateral dependent impaired loans classified as TDRs were written down to the estimated fair value of the collateral. There were $3.5 million in charges-offs for collateral dependent TDRs during the year ended December 31, 2012. The allowance for loan losses associated with the TDRs presented in the above tables, totaled $2.1 million at December 31, 2012, and was included in the allowance for loan losses for loans individually evaluated for impairment. Collateral dependent impaired loans classified as TDRs were written down to the estimated fair value of the collateral. There were $110,000 in charges-offs for collateral dependent TDRs during the year ended December 31, 2011, respectively. The allowance for loan losses associated with the TDRs presented in the above tables, totaled $5.2 million at December 31, 2011, and was included in the allowance for loan losses for loans individually evaluated for impairment.

For the year ended December 31, 2012, there were 20 residential TDRs that had a weighted average modified interest rate of approximately 3.15% compared to a yield of 5.67% prior to modification. Several residential TDRs include step up interest rates in their modified terms which will impact their weighted average yield in the future. The commercial real estate TDRs had a weighted average modified interest rate of approximately 5.75% as compared to a yield of 5.82% prior to modification for the year ended December 31, 2011, respectively. For the year ended December 31, 2011, there were residential TDRs that had a weighted average modified interest rate of approximately 4.55% compared to a yield of 6.01% prior to modification. Several residential TDRs include step up interest rates in their modified terms which will impact their weighted average yield in the future. The commercial real estate TDRs had a weighted average modified interest rate of approximately 5.50% as compared to a yield of 6.36% prior to modification for the year ended December 31, 2011, respectively.

Loans modified as TDRs in the previous 12 months to December 31, 2012, for which there was a payment default consisted of one construction loan with a recorded investment of $2.9 million and 3 residential loans with a recorded investment of $413,000 at December 31, 2012. Loans modified as TDRs in the previous 12 months to December 31, 2011, for which there was a payment default consisted of one residential loan with a recorded investment of $144,000 at December 31, 2011.

6.	Office Properties and Equipment, Net

Office properties and equipment are summarized as follows:

	December 31,
	2012	2011
	(In thousands)
Land	$10,728	9,087
Office buildings	27,715	21,647
Leasehold improvements	42,419	26,726
Furniture, fixtures and equipment	33,577	20,375
Construction in process	20,062	6,726

	134,501	84,561
Less accumulated depreciation and amortization	43,093	24,006

	$91,408	60,555

Depreciation and amortization expense for the years ended December 31, 2012, 2011 and 2010 was $7.2 million, $6.4 million and $4.7 million, respectively.

7.	Goodwill and Other Intangible Assets

The carrying amount of goodwill for the years ended December 31, 2012 and December 31, 2011 was approximately $77.1 million and $22.0 million. For the year ended December 31, 2012, goodwill reflects the acquisitions of Marathon and BFSB.

The following table summarizes other intangible assets as of December 31, 2012 and December 31, 2011:

	Gross Intangible Asset	Accumulated Amortization	Valuation Allowance	Net Intangible Assets
	(In thousands)
December 31, 2012
Mortgage Servicing Rights	$37,838	$(24,107)	$(1,705)	$12,026
Core Deposit Premiums	14,338	(4,455)	—	9,883
Other	300	(50)	—	250

Total other intangible assets	$52,476	$(28,612)	$(1,705)	$22,159

December 31, 2011
Mortgage Servicing Rights	$21,577	$(10,042)	$(729)	$10,806
Core Deposit Premiums	9,087	(2,920)	—	6,167
Other	300	(20)	—	280

Total other intangible assets	$30,964	$(12,982)	$(729)	$17,253

Mortgage servicing rights are accounted for using the amortization method. Under this method, the Company amortizes the loan servicing asset in proportion to, and over the period of, estimated net servicing revenues. During 2008, the Company began selling loans on a servicing-retained basis. Loans that were sold on this basis, amounted to $1.40 billion and $1.14 billion at December 31, 2012 and December 31, 2011 respectively, all of which relate to residential mortgage loans. At December 31, 2012 and 2011, the servicing asset, included in intangible assets, had an estimated fair value of $12.0 million and $10.8 million, respectively. Fair value was based on expected future cash flows considering a weighted average discount rate of 10% , a weighted average constant prepayment rate on mortgages of 13.5% and a weighted average life of 4.6 years.

Core deposit premiums are amortized using an accelerated method and having a weighted average amortization period of 10 years. For the year ended December 31, 2012, the Company recorded $5.2 million in core deposit premiums resulting from the acquisitions of Marathon and BFSB.

The following presents the estimated future amortization expense of other intangible assets for the next five years:

	Mortgage Servicing Rights	Core Deposit Premiums	Other
	(In thousands)
2013	$3,287	$2,114	$30
2014	2,625	1,857	30
2015	2,097	1,596	30
2016	1,676	1,321	30
2017	1,339	1,063	30

8.	Deposits

Deposits are summarized as follows:

	December 31,
	2012			2011
	Weighted Average Rate	Amount	% of Total	Weighted Average Rate	Amount	% of Total
	(In thousands)
Savings	0.37%	$1,718,199	19.59%	0.64%	$1,270,197	17.25%
Checking accounts	0.21%	2,498,829	28.50%	0.32%	1,633,703	22.19%
Money market deposits	0.37%	1,585,865	18.09%	0.67%	1,116,205	15.16%

Total transaction accounts	0.30%	5,802,893	66.18%	0.52%	4,020,105	54.60%
Certificates of deposit	1.19%	2,965,964	33.82%	1.57%	3,341,898	45.40%

Total Deposits	0.60%	$8,768,857	100.00%	1.00%	$7,362,003	100.00%

Scheduled maturities of certificates of deposit are as follows:

	December 31,
	2012	2011
	(In thousands)
Within one year	$1,632,705	2,258,336
One to two years	586,001	552,190
Two to three years	225,973	150,430
Three to four years	284,634	101,652
After four years	236,651	279,290

	$2,965,964	3,341,898

The aggregate amount of certificates of deposit in denominations of $100,000 or more totaled approximately $1.30 billion and $1.41 billion at December 31, 2012 and December 31, 2011.

Interest expense on deposits consists of the following:

	For the Year Ended December 31,
	2012	2011	2010
	(In thousands)
Savings	$7,859	9,713	13,958
Checking accounts	6,586	5,999	6,406
Money market deposits	7,937	7,275	7,299
Certificates of deposit	41,200	56,902	63,148

Total	$63,582	79,889	90,811

9.	Borrowed Funds

Borrowed funds are summarized as follows:

	December 31,
	2012		2011
	Principal	Weighted Average Rate	Principal	Weighted Average Rate
	(Dollars in thousands)
Funds borrowed under repurchase agreements:
FHLB	$55,000	3.94%	$110,000	3.77%
Other brokers	—	—	140,000	4.00%

Total funds borrowed under repurchase agreements	55,000	3.94%	250,000	3.90%
Other borrowed funds:
FHLB advances	2,645,500	2.14%	2,005,486	2.68%
Other	5,152	1.92%	—	—%

Total Other borrowed funds:	2,650,652	2.14%	2,005,486	2.68%

Total borrowed funds	$2,705,652	2.18%	$2,255,486	2.81%

Borrowed funds had scheduled maturities as follows:

	December 31
	2012		2011
	Principal	Weighted Average Rate	Principal	Weighted Average Rate
	(Dollars in thousands)
Within one year	$915,500	1.26%	$760,486	2.12%
One to two years	109,000	3.07%	240,000	3.90%
Two to three years	301,000	3.50%	105,000	3.08%
Three to four years	325,000	2.79%	300,000	3.50%
Four to five years	225,000	2.90%	325,000	2.79%
After five years	830,152	2.16%	525,000	2.90%

Total borrowed funds	$2,705,652	2.18%	$2,255,486	2.81%

Mortgage-backed securities have been sold, subject to repurchase agreements, to the FHLB and various brokers. Mortgage-backed securities sold, subject to repurchase agreements, are held by the FHLB for the benefit of the Company. Repurchase agreements require repurchase of the identical securities. Whole mortgage loans have been pledged to the FHLB as collateral for advances, but are held by the Company.

The amortized cost and fair value of the underlying securities used as collateral for securities sold under agreements to repurchase are as follows:

	December 31,
	2012	2011
	(Dollars in thousands)
Amortized cost of collateral:
Mortgage-backed securities	$98,401	316,565

Total amortized cost of collateral	$98,401	316,565

Fair value of collateral:
Mortgage-backed securities	$102,673	330,315

Total fair value of collateral	$102,673	330,315

In addition to the above securities, the Company has also pledged mortgage loans as collateral for these borrowings.

During the years ended December 31, 2012, 2011 and 2010, the maximum month-end balance of the repurchase agreements was $250.0 million, $500.0 million and $675.0 million, respectively. The average amount of repurchase agreements outstanding during the years ended December 31, 2012, 2011 and 2010 was $156.1 million, $347.3 million and $611.4 million, respectively, and the average interest rate was 3.93%, 4.26% and 4.46%, respectively.

At December 31, 2012, the Company participated in the FHLB’s Overnight Advance program. This program allows members to borrow overnight up to their maximum borrowing capacity at the FHLB. At December 31, 2012, our borrowing capacity at the FHLB was $5.65 billion, of which $2.73 billion was outstanding. The overnight advances are priced at the federal funds rate plus a spread (generally between 20 and 30 basis points) and re-price daily. In addition, the Bank had an effective commitment for unsecured discretionary overnight borrowings with other institutions totaling $50.0 million, of which no balance was outstanding at December 31, 2012.

10.	Income Taxes

The components of income tax expense are as follows:

	Year Ended December 31,
	2012	2011	2010
	(In thousands)
Current tax expense:
Federal	$62,331	54,258	48,622
State	4,491	3,630	2,422

	66,822	57,888	51,044

Deferred tax (benefit) expense:
Federal	(11,331)	(11,550)	(15,757)
State	592	(57)	1,316

	(10,739)	(11,607)	(14,441)

Total income tax expense	$56,083	46,281	36,603

The following table presents reconciliation between the actual income tax expense and the “expected” amount computed using the applicable statutory federal income tax rate of 35%:

	Year Ended December 31,
	2012	2011	2010
	(In thousands)
“Expected” federal income tax expense	$50,698	43,808	34,517
State tax, net	3,304	2,322	2,430
Bank owned life insurance	(972)	(1,098)	(874)
Gain on acquisition	—	—	(646)
Expiration of loss carryforward	2	36	1,484
Change in valuation allowance for federal deferred tax assets	(2)	(36)	(1,455)
ESOP fair market value adjustment	295	189	129
Non-deductible compensation	454	566	760
Non-deductible acquisition related expenses	866	—	—
Expiration of stock options	1,267	—	—
Other	171	494	258

Total income tax expense	$56,083	46,281	36,603

The temporary differences and loss carryforwards which comprise the deferred tax asset and liability are as follows:

	December 31,
	2012	2011
	(In thousands)
Deferred tax asset:
Employee benefits	$21,165	18,900
Deferred compensation	1,403	1,070
Premises and equipment	907	128
Allowance for loan losses	53,308	43,062
Net unrealized loss on securities	1,888	5,456
Net other than temporary impairment loss on securities	46,384	47,821
Capital losses on securities	762	771
ESOP	1,840	1,613
Allowance for delinquent interest	11,677	11,441
Federal NOL carryforwards	—	—
Fair value adjustments related to acquisition	8,209	1,415
Other	3,910	3,526

Gross deferred tax asset	151,453	135,203
Valuation allowance	(762)	(771)

	150,691	134,432

Deferred tax liability:
Intangible assets	550	759
Discount accretion	135	147

Gross deferred tax liability	685	906

Net deferred tax asset	$150,006	133,526

A deferred tax asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of deferred tax assets is reduced by the amount of any tax benefits that, based on available evidence, are more likely than not to be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences and carryforwards become deductible.

At December 31, 2012, the Company had gross unrealized losses totaling $142.2 million pertaining to our trust preferred securities which were recognized as OTTI charges during the year ended June 30, 2009. Based upon projections of future taxable income and the ability to carry back losses for two years, management believes it is more likely than not the Company will realize the deferred tax asset.

A valuation allowance is recorded for tax benefits which management has determined are not more likely than not to be realized. At December 31, 2012 and 2011, the valuation allowance was $762,000 and $771,000, respectively, all of which is related to capital losses on securities. During the year ended December 31, 2012, the Company reduced its valuation reserve due to a change in effective tax rate and the expiration of some capital loss carryforwards.

Retained earnings at December 31, 2012 included approximately $42.3 million for which deferred income taxes of approximately $17.1 million have not been provided. The retained earnings amount represents the base year allocation of income to bad debt deductions for tax purposes only. Base year reserves are subject to recapture if the Bank makes certain non-dividend distributions, repurchases any of its stock, pays dividends in excess of tax earnings and profits, or ceases to maintain a bank charter. Under ASC 740, this amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that it will be reduced and result in taxable income in the foreseeable future. Events that would result in taxation of these reserves include failure to qualify as a bank for tax purposes or distributions in complete or partial liquidation.

The Company had no unrecognized tax benefits or related interest or penalties at December 31, 2012 and 2011.

The Company files income tax returns in the United States federal jurisdiction and in the states of New Jersey and New York. With few exceptions, the Company is no longer subject to federal and state income tax examinations by tax authorities for years prior to 2008. At December 31, 2012, the Company is being reviewed by the Internal Revenue Service, New York State and New York City in relation to acquired entities.

11.	Benefit Plans

Defined Benefit Pension Plan

The Company participates in the Pentegra Defined Benefit Plan for Financial Institutions (“Pentegra DB Plan”), a tax-qualified defined-benefit pension plan. The Pentegra DB Plan’s Employer Identification Number is 13-5645888 and the Plan Number is 333. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan.

The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413(c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan contributions made by a participating employer may be used to provide benefits to participants of other participating employers.

The funded status (fair value of plan assets divided by funding target) as of July 1, 2012 and 2011 was 103.1% and 83.99%, respectively. The fair value of plan assets reflects any contributions received through June 30, 2012.

The Company’s required contribution and pension cost was $5.2 million, $5.2 million and $1.2 million in the years ended December 31, 2012, 2011 and 2010, respectively. The accrued pension liability was $1.1 million and $361,000 at December 31, 2012 and 2011, respectively. The Company’s contributions to the Pentegra DB Plan are not more than 5% of the total contributions to the plan. The Company’s expected contribution for the 2013 year is approximately $5.0 million.

SERP, Directors’ Plan and Other Postretirement Benefits Plan

The Company has a Supplemental Executive Retirement Wage Replacement Plan (SERP). The SERP is a nonqualified, defined benefit plan which provides benefits to employees as designated by the Compensation Committee of the Board of Directors if their benefits and/or contributions under the pension plan are limited by the Internal Revenue Code. The Company also has a nonqualified, defined benefit plan which provides benefits to certain directors. The SERP and the directors’ plan are unfunded and the costs of the plans are recognized over the period that services are provided.

The following table sets forth information regarding the SERP and the directors’ defined benefit plan:

	December 31,
	2012	2011
	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$19,791	15,971
Service cost	1,313	1,061
Interest cost	796	811
Change in discount rate	1,360	—
Actuarial gain	235	2,712
Benefits paid	(764)	(764)

Benefit obligation at end of year	22,731	19,791

Funded status	$(22,731)	(19,791)

The underfunded pension benefits of $22.7 million and $19.8 million at December 31, 2012 and 2011, respectively, are included in other liabilities in the consolidated balance sheets. The components of accumulated other comprehensive loss related to pension plans, on a pre-tax basis, at December 31, 2012 and 2011, are summarized in the following table.

	December 31,
	2012	2011
	(In thousands)
Prior service cost	$244	342
Net actuarial gain	7,933	3,688

Total amounts recognized in accumulated other comprehensive income	$8,177	4,030

The accumulated benefit obligation for the SERP and directors’ defined benefit plan was $14.6 million and $15.8 million at December 31, 2012 and 2011, respectively. The measurement date for our SERP, directors’ plan is December 31 for the years ended December 31, 2012, 2011 and 2010.

The weighted-average actuarial assumptions used in the plan determinations at December 31, 2012 and 2011 were as follows:

	December 31,
	2012	2011
Discount rate	3.56%	4.08%
Rate of compensation increase	3.87%	3.74%

The components of net periodic benefit cost are as follows:

	Year Ended December 31,
	2012	2011	2010
	(In thousands)
Service cost	$1,313	1,061	721
Interest cost	796	811	879
Amortization of:
Prior service cost	98	98	97
Net gain	145	—	54

Total net periodic benefit cost	$2,352	1,970	1,751

The following are the weighted average assumptions used to determine net periodic benefit cost:

	Year Ended December 31,
	2012	2011	2010

Discount rate	4.08%	5.18%	5.61%
Rate of compensation increase	3.74%	3.63%	3.58%

Estimated future benefit payments, which reflect expected future service, as appropriate for the next ten calendar years are as follows:

Amount
(In thousands)
2013	$971
2014	961
2015	952
2016	942
2017	934
2018 through 2022	9,752

401(k) Plan

The Company has a 401(k) plan covering substantially all employees providing they meet the eligibility age requirement of age 21. The Company matches 50% of the first 6% contributed by the participants. The Company’s aggregate contributions to the 401(k) plan for the years ended December 31, 2012, 2011 and 2010 were $1.2 million, $1.0 million and $761,000, respectively.

Employee Stock Ownership Plan

The ESOP is a tax-qualified plan designed to invest primarily in the Company’s common stock that provides employees with the opportunity to receive a funded retirement benefit from the Bank, based primarily on the value of the Company’s common stock. The ESOP was authorized to purchase, and did purchase, 4,254,072 shares of the Company’s common stock at a price of $10.00 per share with the proceeds of a loan from the Company to the ESOP. The outstanding loan principal balance at December 31, 2012 was $34.6 million. Shares of the Company’s common stock pledged as collateral for the loan are released from the pledge for allocation to participants as loan payments are made.

At December 31, 2012, shares allocated to participants were 1,134,419 since the plan inception. ESOP shares that were unallocated or not yet committed to be released totaled 3,119,653 at December 31, 2012, and had a fair value of $55.5 million. ESOP compensation expense for the years ended December 31, 2012, 2011 and 2010 was $2.3 million, $2.0 million and $1.8 million, respectively, representing the fair value of shares allocated or committed to be released during the year.

The Company also has established an Amended and Restated Supplemental ESOP and Retirement Plan, which is a non-qualified plan that provides supplemental benefits to certain executives as designated by the Compensation Committee of the Board of Directors who are prevented from receiving the full benefits contemplated by the retirement plan and/or employee stock ownership plan’s benefit formula. With regards to the Supplemental ESOP, the supplemental benefits consist of payments representing shares that cannot be allocated to participants under the ESOP due to the legal limitations imposed on tax-qualified plans. During the years ended December 31, 2012, 2011 and 2010, compensation expense (benefit) related to this plan amounted to $240,000, $200,000 and $200,000, respectively.

Equity Incentive Plan

At the annual meeting held on October 24, 2006, stockholders of the Company approved the Investors Bancorp, Inc. 2006 Equity Incentive Plan. The Company adopted ASC 718, “Compensation- Stock Compensation”, upon approval of the Plan, and began to expense the fair value of all share-based compensation granted over the requisite service periods.

During the year ended December 31, 2012, the Compensation and Benefits Committee approved the issuance of an additional 484,000 restricted stock awards and 7,000 stock options to certain officers. During the year ended December 31, 2011, the Compensation and Benefits Committee approved the issuance of an additional 500 restricted stock awards and 15 stock options to certain officers. During the year ended December 31, 2010, the Compensation and Benefits Committee approved the issuance of an additional 495,000 restricted stock awards and 5,000 stock options to certain officers.

ASC 718 also requires the Company to report as a financing cash flow the benefits of realized tax deductions in excess of the deferred tax benefits previously recognized for compensation expense. There were no such excess tax benefits in the years ended December 31, 2012, 2011 and 2010. In accordance with this guidance the Company classified share-based compensation for employees and outside directors within “compensation and fringe benefits” in the consolidated statements of income to correspond with the same line item as the cash compensation paid.

Stock options generally vest over a five-year service period. The Company recognizes compensation expense for all option grants over the awards’ respective requisite service periods. Management estimated the fair values of all option grants using the Black-Scholes option-pricing model. Since there is limited historical information on the volatility of the Company’s stock, management also considered the average volatilities of similar entities for an appropriate period in determining the assumed volatility rate used in the estimation of fair value. Management estimated the expected life of the options using the simplified method allowed under ASC 718. The 7-year Treasury yield in effect at the time of the grant provides the risk-free rate for periods within the contractual life of the option, which is ten years. The Company recognizes compensation expense for the fair values of these awards, which have graded vesting, on a straight-line basis over the requisite service period of the awards.

Restricted shares generally vest over a five-year service period or seven year performance based period. The product of the number of shares granted and the grant date market price of the Company’s common stock determines the fair value of restricted shares under the Company’s restricted stock plan. The Company recognizes compensation expense for the fair value of restricted shares on a straight-line basis over the requisite service period.

During the years ended December 31, 2012, 2011 and 2010, the Company recorded $3.7 million, $8.7 million and $9.5 million respectively, of share-based compensation expense, comprised of stock option expense of $424,000, $3.0 million and $3.7 million, respectively, and restricted stock expense of $3.2 million, $5.7 million and $5.8 million, respectively.

The following is a summary of the status of the Company’s restricted shares as of December 31, 2012 and changes therein during the year then ended:

	Number of Shares Awarded	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2011	989,296	$13.02
Granted	484,000	14.75
Vested	(153,057)	12.98
Forfeited	(2,500)	14.66

Non-vested at December 31, 2012	1,317,739	$13.53

Expected future compensation expense relating to the non-vested restricted shares at December 31, 2012 is $14.6 million over a weighted average period of 5.18 years.

The following is a summary of the Company’s stock option activity and related information for its option plan for the year ended December 31, 2012:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2011	4,350,068	$14.98	5.1	$68,651
Granted	7,000	17.85
Exercised	(3,000)	13.69
Forfeited	(34,000)	15.35
Expired	—	—

Outstanding at December 31, 2012	4,320,068	$14.98	4.2	$12,100

Exercisable at December 31, 2012	4,192,767	$15.02	4.1	$11,600

The fair value of the option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31,
	2012	2011	2010

Expected dividend yield	1.12%	—%	0.63%
Expected volatility	30.40%	31.59%	32.48%
Risk-free interest rate	0.67%	2.08%	2.48%
Expected option life	10.0 years	6.5 years	6.5 years

The weighted average grant date fair value of options granted during the years ended December 31, 2012 and 2011 was $6.04 and $4.99 per share, respectively. Expected future expense relating to the non-vested options outstanding as of December 31, 2012 is $369,000 over a weighted average period of 1.64 years. Upon exercise of vested options, management expects to draw on treasury stock as the source of the shares.

12.	Commitments and Contingencies

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. Management and the Company’s legal counsel are of the opinion that the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

At December 31, 2012, the Company was obligated under various non-cancelable operating leases on buildings and land used for office space and banking purposes. These operating leases contain escalation clauses which provide for increased rental expense, based primarily on increases in real estate taxes and cost-of-living indices. Rental expense under these leases aggregated approximately $13.9 million, $10.4 million and $7.2 million for the year ended December 31, 2012, 2011 and 2010, respectively.

The projected annual minimum rental commitments are as follows:

Amount
(In thousands)
2013	$11,156
2014	11,281
2015	11,083
2016	10,686
2017	9,416
Thereafter	59,593

$113,215

Financial Transactions with Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company is a party to transactions with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers. These transactions consist of commitments to extend credit. These transactions involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the accompanying consolidated balance sheets.

At December 31, 2012, the Company had commitments to originate commercial real estate and commercial and industrial loans of $267.2 million and $33.7 million, respectively. Additionally, the Company had commitments to originate residential fixed- and variable-rate loans of approximately $133.1 million and $54.5 million, respectively; commitments to purchase residential fixed- and variable-rate loans of $85.2 million and $32.3 million, respectively; and unused home equity and overdraft lines of credit, and undisbursed business and construction loans, totaling approximately $455.5 million. No commitments are included in the accompanying consolidated financial statements. The Company has no exposure to credit loss if the customer does not exercise its rights to borrow under the commitment.

The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet loans. Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the borrower. Collateral held varies but primarily includes residential properties.

The Company principally grants residential mortgage loans, commercial real estate, multi-family, construction, C&I and consumer loans to borrowers throughout New Jersey and states in close proximity to New Jersey. Its borrowers’ abilities to repay their obligations are dependent upon various factors, including the borrowers’ income and net worth, cash flows generated by the underlying collateral, value of the underlying collateral and priority of the Company’s lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Company’s control; the Company is, therefore, subject to risk of loss. The Company believes its lending policies and procedures adequately minimize the potential exposure to such risks, and adequate provisions for loan losses are provided for all probable and estimable losses. Collateral and/or government or private guarantees are required for virtually all loans.

The Company also originates interest-only one-to four-family mortgage loans in which the borrower makes only interest payments for the first five, seven or ten years of the mortgage loan term. This feature will result in future increases in the borrower’s contractually required payments due to the required amortization of the principal amount after the interest-only period. These payment increases could affect the borrower’s ability to repay the loan. The amount of interest-only one-to four-family mortgage loans at December 31, 2012 and December 31, 2011 was $384.9 million, and $478.4 million, respectively. The Company maintains stricter underwriting criteria for these interest-only loans than it does for its amortizing loans. The Company believes these criteria adequately control the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks.

In the normal course of business the Company sells residential mortgage loans to third parties. These loan sales are subject to customary representations and warranties. In the event that we are found to be in breach of these representations and warranties, we may be obligated to repurchase certain of these loans.

In connection with its mortgage banking activities, the Company has certain freestanding derivative instruments. At December 31, 2012 the Company had commitments of approximately $101.2 million to fund loans which will be classified as held-for-sale with a like amount of commitments to sell such loans which are considered derivative instruments under ASC 815, “Derivatives and Hedging.” The Company also had commitments of $61.9 million to sell loans at December 31, 2012. The fair values of these derivative instruments are immaterial to the Company’s financial condition and results of operations.

Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. The guarantees generally extend for a term of up to one year and are fully collateralized. For each guarantee issued, if the customer defaults on a payment or performance to the third party, we would have to perform under the guarantee. Outstanding standby letters of credit totaled $13.6 million at December 31, 2012. The fair values of these obligations were immaterial at December 31, 2012. In addition, at December 31, 2012, we had $107,500 in commercial letters of credit outstanding.

13.	Fair Value Measurements

We use fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Our securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets or liabilities on a non-recurring basis, such as held-to-maturity securities, mortgage servicing rights (“MSR”), loans receivable and real estate owned (“REO”). These non-recurring fair value adjustments involve the application of lower-of-cost-or-market accounting or write-downs of individual assets. Additionally, in connection with our mortgage banking activities we have commitments to fund loans held for sale and commitments to sell loans, which are considered free-standing derivative instruments, the fair values of which are not material to our financial condition or results of operations.

In accordance with Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures”, we group our assets and liabilities at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

•	Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

•	Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

•	Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

We base our fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Assets Measured at Fair Value on a Recurring Basis

Securities available-for-sale

Our available-for-sale portfolio is carried at estimated fair value on a recurring basis, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income/loss in stockholders’ equity. The fair values of available-for-sale securities are based on quoted market prices (Level 1), where available. The Company obtains one price for each security primarily from a third-party pricing service (pricing service), which generally uses quoted or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available observable market information. For securities not actively traded (Level 2), the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, benchmark yields, credit spreads, default rates, prepayment speeds and non-binding broker quotes. As the Company is responsible for the determination of fair value, it performs quarterly analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Specifically, the Company compares the prices received from the pricing service to a secondary pricing source. Additionally, the Company compares changes in the reported market values and returns to relevant market indices to test the reasonableness of the reported prices. The Company’s internal price verification procedures and review of fair value methodology documentation provided by independent pricing services has not historically resulted in adjustment in the prices obtained from the pricing service.

The following table provides the level of valuation assumptions used to determine the carrying value of our assets measured at fair value on a recurring basis at December 31, 2012 and December 31, 2011, respectively.

	Carrying Value at December 31, 2012
	Total	Level 1	Level 2	Level 3
	(In thousands)
Securities available for sale:
Equity securities	$4,161	—	4,161	—
Debt securities:
Government-sponsored enterprises	3,035		3,035
Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	667,517	—	667,517	—
Federal National Mortgage Association	706,128	—	706,128	—
Government National Mortgage Association	4,487	—	4,487	—

Total mortgage-backed securities available-for-sale	1,378,132	—	1,378,132	—

Total securities available-for-sale	$1,385,328	—	1,385,328	—

	Carrying Value at December 31, 2011
	Total	Level 1	Level 2	Level 3
	(In thousands)
Securities available for sale:
Equity securities	$1,965	—	1,965	—
Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	395,482	—	395,482	—
Federal National Mortgage Association	567,918	—	567,918	—
Government National Mortgage Association	7,313	—	7,313	—
Non-agency securities	11,037	—	11,037	—

Total mortgage-backed securities available-for-sale	981,750	—	981,750	—

Total securities available-for-sale	$983,715	—	983,715	—

There have been no changes in the methodologies used at December 31, 2012 from December 31, 2011, and there were no transfers between Level 1 and Level 2 during the year ended December 31, 2012.

Assets Measured at Fair Value on a Non-Recurring Basis

Mortgage Servicing Rights, net

Mortgage servicing rights (MSR) are carried at the lower of cost or estimated fair value. The estimated fair value of MSR is obtained through independent third party valuations through an analysis of future cash flows, incorporating estimates of assumptions market participants would use in determining fair value including market discount rates, prepayment speeds, servicing income, servicing costs, default rates and other market driven data, including the market’s perception of future interest rate movements. The prepayment speed and the discount rate are considered two of the most significant inputs in the model. At December 31, 2012, the fair value model used prepayment speeds ranging from 4.3% to 30.1% and a discount rate of 10.0% for the valuation of the mortgage servicing rights. A significant degree of judgment is involved in valuing the mortgage servicing rights using Level 3 inputs. The use of different assumptions could have a significant positive or negative effect on the fair value estimate.

Loans Receivable

Loans which meet certain criteria are evaluated individually for impairment. A loan is deemed to be impaired if it is a commercial real estate, multi-family or construction loan with an outstanding balance greater than $1.0 million and on non-accrual status, loans modified in a troubled debt restructuring, and other loans with $1.0 million in outstanding principal if management has specific information of a collateral shortfall. Our impaired loans are generally collateral dependent and, as such, are carried at the estimated fair value of the collateral less estimated selling costs. In order to estimate fair value, once interest or principal payments are 90 days delinquent or when the timely collection of such income is considered doubtful an updated appraisal is obtained. Thereafter, in the event the most recent appraisal does not reflect the current market conditions due to the passage of time and other factors, management will obtain an updated appraisal or make downward adjustments to the existing appraised value based on their knowledge of the property, local real estate market conditions, recent real estate transactions, and for estimated selling costs, if applicable. At December 31, 2012 appraisals were discounted in a range of 0%-25%.

Other Real Estate Owned

Other Real Estate Owned is recorded at estimated fair value, less estimated selling costs when acquired, thus establishing a new cost basis. Fair value is generally based on independent appraisals. These appraisals include adjustments to comparable assets based on the appraisers’ market knowledge and experience, and are discounted an additional 0%-25% for estimated costs to sell. When an asset is acquired, the excess of the loan balance over fair value, less estimated selling costs, is charged to the allowance for loan losses. If the estimated fair value of the asset declines, a writedown is recorded through expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions. Operating costs after acquisition are generally expensed.

The following table provides the level of valuation assumptions used to determine the carrying value of our assets measured at fair value on a non-recurring basis at December 31, 2012 and December 31, 2011, respectively.

	Carrying Value at December 31, 2012
	Total	Level 1	Level 2	Level 3
	(In thousands)
MSR, net	$12,025	—	—	12,025
Impaired loans	50,470	—	—	50,470
Other real estate owned	8,093	—	—	8,093

	$70,588	—	—	70,588

	Carrying Value at December 31, 2011
	Total	Level 1	Level 2	Level 3
	(In thousands)
MSR, net	$10,806	—	—	10,806
Impaired loans	46,634	—	—	46,634
Other real estate owned	3,081	—	—	3,081

	$60,521	—	—	60,521

Other Fair Value Disclosures

Fair value estimates, methods and assumptions for the Company’s financial instruments not recorded at fair value on a recurring or non-recurring basis are set forth below.

Cash and Cash Equivalents

For cash and due from banks, the carrying amount approximates fair value.

Securities held-to-maturity

Our held-to-maturity portfolio, consisting primarily of mortgage backed securities and other debt securities for which we have a positive intent and ability to hold to maturity, is carried at amortized cost. Management utilizes various inputs to determine the fair value of the portfolio. The Company obtains one price for each security primarily from a third-party pricing service, which generally uses quoted or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, benchmark yields, credit spreads, default rates, prepayment speeds and non-binding broker quotes. In the absence of quoted prices and in an illiquid market, valuation techniques, which require inputs that are both significant to the fair value measurement and unobservable, are used to determine fair value of the investment. Valuation techniques are based on various assumptions, including, but not limited to cash flows, discount rates, rate of return, adjustments for nonperformance and liquidity, and liquidation values. As the Company is responsible for the determination of fair value, it performs quarterly analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Specifically, the Company compares the prices received from the pricing service to a secondary pricing source. Additionally, the Company compares changes in the reported market values and returns to relevant market indices to test the reasonableness of the reported prices. The Company’s internal price verification procedures and review of fair value methodology documentation provided by independent pricing services has not historically resulted in adjustment in the prices obtained from the pricing service.

FHLB Stock

The fair value of FHLB stock is its carrying value, since this is the amount for which it could be redeemed. There is no active market for this stock and the Bank is required to hold a minimum investment based upon the unpaid principal of home mortgage loans and/or FHLB advances outstanding.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

The fair value of performing loans, except residential mortgage loans, is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs, if applicable. Fair value for significant nonperforming loans is based on recent external appraisals of collateral securing such loans, adjusted for the timing of anticipated cash flows. Fair values estimated in this manner do not fully incorporate an exit price approach to fair value, but instead are based on a comparison to current market rates for comparable loans.

Deposit Liabilities

The fair value of deposits with no stated maturity, such as savings, checking accounts and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates which approximate currently offered for deposits of similar remaining maturities.

Borrowings

The fair value of borrowings are based on securities dealers’ estimated fair values, when available, or estimated using discounted contractual cash flows using rates which approximate the rates offered for borrowings of similar remaining maturities.

Commitments to Extend Credit

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For commitments to originate fixed rate loans, fair value also considers the difference between current levels of interest rates and the committed rates. Due to the short-term nature of our outstanding commitments, the fair values of these commitments are immaterial to our financial condition.

The carrying values and estimated fair values of the Company’s financial instruments are presented in the following table.

	December 31, 2012
	Carrying	Estimated Fair Value
	value	Total	Level 1	Level 2	Level 3
	(In thousands)
Financial assets:
Cash and cash equivalents	$155,153	155,153	155,153	—	—
Securities available-for-sale	1,385,328	1,385,328	—	1,385,328	—
Securities held-to-maturity	179,922	198,893	—	159,599	39,294
Stock in FHLB	150,501	150,501	150,501	—	—
Loans held for sale	28,233	28,233	—	28,233	—
Net loans	10,306,786	10,379,358	—	—	10,379,358
Financial liabilities:
Deposits, other than time deposits	5,802,893	5,852,821	5,852,821	—	—
Time deposits	2,965,964	3,009,237	—	3,009,237	—
Borrowed funds	2,705,652	2,804,113	—	2,804,113	—

	December 31, 2011
	Carrying	Estimated Fair Value
	value	Total	Level 1	Level 2	Level 3
	(In thousands)
Financial assets:
Cash and cash equivalents	$90,139	90,139	90,139	—	—
Securities available-for-sale	983,715	983,715	—	983,715	—
Securities held-to-maturity	287,671	311,860	—	275,154	36,706
Stock in FHLB	116,813	116,813	116,813	—	—
Loans held for sale	18,847	18,847	—	18,847	—
Net loans	8,794,211	8,882,153	—	—	8,882,153
Financial liabilities:
Deposits, other than time deposits	4,020,105	4,044,226	4,044,226	—	—
Time deposits	3,341,898	3,385,577	—	3,385,577	—
Borrowed funds	2,255,486	2,332,624	—	2,332,624	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred tax assets, premises and equipment and bank owned life insurance. Liabilities for pension and other postretirement benefits are not considered financial liabilities. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

14.	Regulatory Capital

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2012 and December 31, 2011, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2012, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following is a summary of the Bank’s actual capital amounts and ratios as of December 31, 2012 compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution.

			Minimum Requirements
	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2012:
Total risk-based capital (to risk-weighted assets)	$1,021,674	11.24%	$727,475	8.00%	$909,344	10.00%
Tier I capital (to risk-weighted assets)	907,654	9.98%	363,737	4.00%	545,606	6.00%
Total capital (to average assets)	907,654	7.59%	478,642	4.00%	598,303	5.00%

			Minimum Requirements
	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2011:
Total risk-based capital (to risk-weighted assets)	$947,615	12.91%	$587,279	8.00%	$734,099	10.00%
Tier I capital (to risk-weighted assets)	855,538	11.65%	293,640	4.00%	440,460	6.00%
Total capital (to average assets)	855,538	8.21%	416,651	4.00%	520,814	5.00%

15.	Parent Company Only Financial Statements

The following condensed financial statements for Investors Bancorp, Inc. (parent company only) reflect the investment in its wholly-owned subsidiary, Investors Bank, using the equity method of accounting.

Balance Sheets

	December 31,
	2012	2011
	(In thousands)

Assets:
Cash and due from bank	$7,104	9,710
Securities available-for-sale, at estimated fair value	3,611	1,965
Investment in subsidiary	987,596	882,552
ESOP loan receivable	34,592	35,656
Other assets	39,528	37,619

Total Assets	$1,072,431	967,502

Liabilities and Stockholders’ Equity:
Total liabilities	$5,615	62
Total stockholders’ equity	1,066,816	967,440

Total Liabilities and Stockholders’ Equity	$1,072,431	967,502

Statements of Operations

	Year Ended December 31,
	2012	2011	2010
	(In thousands)
Income:
Interest on ESOP loan receivable	$1,167	1,192	1,225
Dividend from subsidiary	135,000	30,000	10,000
Interest on deposit with subsidiary	—	8	74
(Loss) gain on securities transactions	(41)	92	43

	136,126	31,292	11,342
Expenses:
Other expenses	1,413	899	1,139

Income before income tax expense	134,713	30,393	10,203
Income tax (benefit) expense	(112)	148	88

Income before undistributed earnings of subsidiary	134,825	30,245	10,115
(Dividend in excess of earnings) equity in undistributed earnings of subsidiary	(46,058)	48,641	51,904

Net income	$88,767	78,886	62,019

Other Comprehensive Income

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Net income	$88,767	78,886	62,019
Other comprehensive income (loss), net of tax:
Unrealized gain on securities available-for-sale	826	(184)	(14,000)

Total other comprehensive income	826	(184)	(14,000)

Total comprehensive income	$89,593	78,702	48,019

Statements of Cash Flows

	Year Ended December 31,
	2012	2011	2010
		(In thousands)
Cash flows from operating activities:
Net income	$88,767	78,886	62,019
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Dividend in excess of earning (Equity in undistributed earnings of subsidiary)	46,058	(48,641)	(51,904)
Loss (Gain) on securities transactions	41	(92)	(43)
(Increase) decrease in other assets	(670)	143	96
Increase (decrease) in other liabilities	1,820	(71)	25

Net cash (used in) provided by operating activities	136,016	30,225	10,193

Cash flows from investing activities:
Cash paid for acquisition	(135,000)	—	—
Purchase of investments available-for-sale	(1,000)	—	(150)
Redemption of equity securities available-for-sale	85	176	—
Principal collected on ESOP loan	1,064	1,032	1,001

Net cash (used in) provided by investing activities	(134,851)	1,208	851

Cash flows from financing activities:
Proceeds from sale of treasury stock to subsidiary	2,726	4,855	4,688
Purchase of treasury stock	(902)	(32,489)	(24,461)
Dividends paid	(5,595)	—	—

Net cash used in financing activities	(3,771)	(27,634)	(19,773)

Net (decrease) increase in cash and due from bank	(2,606)	3,799	(8,729)
Cash and due from bank at beginning of year	9,710	5,911	14,640

Cash and due from bank at end of year	$7,104	9,710	5,911

16.	Selected Quarterly Financial Data (Unaudited)

The following tables are a summary of certain quarterly financial data for the years ended December 31, 2012 and 2011.

	2012 Quarter Ended
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)
Interest and dividend income	$121,216	122,937	121,875	130,161
Interest expense	33,485	31,377	29,938	28,644

Net interest income	87,731	91,560	91,937	101,517
Provision for loan losses	13,000	19,000	16,000	17,000

Net interest income after provision for loan losses	74,731	72,560	75,937	84,517
Non-interest income	10,355	10,580	12,705	10,472
Non-interest expenses	54,455	44,876	48,217	59,459

Income before income tax expense	30,631	38,264	40,425	35,530
Income tax expense	11,696	14,292	15,936	14,159

Net income	$18,935	23,972	24,489	21,371

Basic and diluted earnings per common share	$0.18	0.22	0.23	0.20

	2011 Quarter Ended
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)
Interest and dividend income	$113,680	118,677	120,548	120,667
Interest expense	35,943	36,262	36,374	35,909

Net interest income	77,737	82,415	84,174	84,758
Provision for loan losses	17,000	18,500	20,000	20,000

Net interest income after provision for loan losses	60,737	63,915	64,174	64,758
Non-interest income	6,502	5,548	6,737	8,417
Non-interest expenses	38,297	39,236	38,546	39,542

Income before income tax expense	28,942	30,227	32,365	33,633
Income tax expense	10,728	10,604	12,398	12,551

Net income	$18,214	19,623	19,967	21,082

Basic and diluted earnings per common share	$0.17	0.18	0.19	0.20

17.	Earnings Per Share

The following is a summary of our earnings per share calculations and reconciliation of basic to diluted earnings per share.

	For the Year Ended December 31,
	2012			2011			2010
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
	(Dollars in thousands, except per share data)
Net Income	$88,767			$78,886			$62,019

Basic earnings per share:
Income available to common stockholders	$88,767	107,371,685	$0.83	$78,886	107,839,000	$0.73	$62,019	109,713,516	$0.57

Effect of dilutive common stock equivalents (1)	—	719,837		—	205,786		—	164,736

Diluted earnings per share:
Income available to common stockholders	$88,767	108,091,522	$0.82	$78,886	108,044,786	$0.73	$62,019	109,878,252	$0.56

(1)	For the years ended December 31, 2012, 2011, and 2010, there were 4.9 million, 4.1 million, and 5.3 million equity awards, respectively, that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

18.	Comprehensive Income

The components of comprehensive income, both gross and net of tax, are as follows:

	Year ended December 31, 2012			Year ended December 31, 2011			Year ended December 31, 2010
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
Net income	$144,850	(56,083)	88,767	125,167	(46,281)	78,886	98,622	(36,603)	62,019
Other comprehensive income:
Change in funded status of retirement obligations	(4,267)	1,707	(2,560)	(2,859)	1,144	(1,715)	1,430	(573)	857
Unrealized gain on securities available-for-sale	7,973	(2,893)	5,080	16,188	(6,686)	9,502	673	(254)	419
Reclassification adjustment for losses included in net income	177	(72)	105	(1,168)	477	(691)	(4)	(11)	(15)
Other-than-temporary impairment accretion on debt securities	1,478	(604)	874	3,338	(1,364)	1,974	1,631	(666)	965

Total other comprehensive income	5,361	(1,862)	3,499	15,499	(6,429)	9,070	3,730	(1,504)	2,226

Total comprehensive income	$150,211	(57,945)	92,266	140,666	(52,710)	87,956	102,352	(38,107)	64,245

The following table presents the after-tax changes in the balances of each component of accumulated other comprehensive loss for the years ended December 31, 2012 and 2011:

	Change in funded status of retirement obligations	Unrealized gain on securities available-for-sale	Reclassification adjustment for losses included in net income	Other-than- temporary impairment accretion on debt securities	Total accumulated other comprehensive loss
Balance - December 31, 2011	$(3,319)	10,638	(691)	(17,734)	(11,106)
Net change	(2,560)	5,080	105	874	3,499

Balance - December 31, 2012	$(5,879)	15,718	(586)	(16,860)	(7,607)

Balance - December 31, 2010	$(1,604)	1,136	—	(19,708)	(20,176)
Net change	(1,715)	9,502	(691)	1,974	9,070

Balance - December 31, 2011	$(3,319)	10,638	(691)	(17,734)	(11,106)

19.	Recent Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, in conjunction with the IASB’s issuance of amendments to Disclosures—Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7). While the Boards retained the existing offsetting models under U.S. GAAP and IFRS, the new standards require disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company does not expect that the adoption of this pronouncement will have a material impact on the Company’s financial condition or results of operations.

In September 2011, the FASB issued ASU 2011-09, Disclosure about an Employer’s participation in a Multiemployer Plan which requires additional disclosures about employers’ participation in multiemployer pension plans including information about the plan’s funded status if it is readily available. The ASU was effective for annual periods for fiscal years ending after December 15, 2011 for public entities. An entity is required to apply the ASU retrospectively for all period presented. The adoption of this pronouncement did not have a material impact on the Company’s financial condition or results of operation.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity can support the conclusion that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not need to perform the two-step impairment test for that reporting unit. The ASU was effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011. The Company elected to early adopt this guidance in 2011. The adoption of this pronouncement did not have a material impact on the Company’s financial condition or results of operations.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. In December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” which defers the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income. All other requirements in ASU 2011-05 are not affected by this Update. For a public entity, the ASUs were effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Since the provisions of ASU 2011-05 are presentation and disclosure related, the Company’s adoption of this guidance did not have a material impact on the Company’s financial condition or results of operations. The Company has presented comprehensive income in a separate Consolidated Statement of Comprehensive Income and in Note 18 of the Notes to Consolidated Financial Statements.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This ASU requires entities to disclose the effect of items reclassified out of accumulated other comprehensive income (AOCI) on each affected net income line item. For AOCI reclassification items that are not reclassified in their entirety into net income, a cross reference to other required US GAAP disclosures. This information may be provided either in the notes or parenthetically on the face of the financials. For public entities, the guidance is effective for annual reporting periods beginning after December 15, 2012 and interim periods within those years. The Company will be required to provide the disclosures beginning with financial statements for the first quarter of 2013. The adoption of this pronouncement will not have a material impact on the Company’s financial condition or results of operations.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU was issued concurrently with IFRS 13, Fair Value Measurements, to provide largely identical guidance about fair value measurement and disclosure requirements. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. A public entity was required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. In the period of adoption, a reporting entity was required to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable. The adoption of this pronouncement did not have a material impact on the Company’s financial condition or results of operations.

In April 2011, the FASB issued ASU 2011-03, Transfer and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements, which affects entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. The amendments in this

Update remove from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in this Update. Those criteria indicate that the transferor is deemed to have maintained effective control over the financial assets transferred (and thus must account for the transaction as a secured borrowing) for agreements that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity if all of the following conditions are met: (1) the financial assets to be repurchased or redeemed are the same or substantially the same as those transferred (2) the agreement is to repurchase or redeem them before maturity, at a fixed or determinable price and (3) the agreement is entered into contemporaneously with, or in contemplation of, the transfer. The guidance in this Update was effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of this pronouncement did not have a material impact on the Company’s financial condition or results of operations.

20.	Subsequent Events

As defined in FASB ASC 855, “Subsequent Events”, subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or available to be issued. Financial statements are considered issued when they are widely distributed to shareholders and other financial statement users for general use and reliance in a form and format that complies with GAAP.

On January 31, 2013, the Company declared its second cash dividend of $0.05 per share to stockholders of record as of February 11, 2013, payable on February 25, 2013.

No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by New Investors Bancorp, Inc. or Investors Bank. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of New Investors Bancorp, Inc. or Investors Bank since any of the dates as of which information is furnished herein or since the date hereof.

Up to 218,500,000 Shares

(Subject to Increase to up to 251,275,000 Shares)

New Investors Bancorp, Inc.

(Proposed Holding Company for Investors Bank)

COMMON STOCK

par value $0.01 per share

PROSPECTUS

[                    ]

[prospectus date]

These securities are not deposits or accounts and are not federally insured or guaranteed.

Until [expiration date], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[Existing Logo of Investors Bancorp, Inc.]

Dear Fellow Stockholder:

Investors Bancorp, Inc. (“Old Investors Bancorp”) is soliciting stockholder votes regarding the mutual-to-stock conversion of Investors Bancorp, MHC. Pursuant to a Plan of Conversion and Reorganization, our organization will convert from a partially public company to a fully public company by selling a minimum of 161,500,000 shares of common stock of a newly formed company that will initially be named New Investors Bancorp, Inc. (“New Investors Bancorp”), which will become the holding company for Investors Bank. New Investors Bancorp will change its name to Investors Bancorp, Inc. following the completion of the conversion.

The Proxy Vote

We have received regulatory approval of the application that includes the Plan of Conversion and Reorganization. However, we must also receive the approval of our stockholders. Enclosed is a proxy statement/prospectus describing the proposals being presented at our special meeting of stockholders. Please promptly vote the enclosed proxy card. Our Board of Directors urges you to vote “FOR” the approval of the Plan of Conversion and Reorganization, “FOR” the funding of Investors Charitable Foundation and “FOR” the other matters being presented at the special meeting.

The Exchange

At the conclusion of the conversion, your shares of Old Investors Bancorp common stock will be exchanged for shares of New Investors Bancorp common stock. The number of new shares that you receive will be based on an exchange ratio that is described in the proxy statement/prospectus. Shortly after the completion of the conversion, our exchange agent will send a transmittal form to each stockholder of Old Investors Bancorp who holds stock certificates. The transmittal form explains the procedure to follow to exchange your shares. Please do not deliver your certificate(s) before you receive the transmittal form. Shares of Old Investors Bancorp that are held in street name (e.g., in a brokerage account) will be converted automatically at the conclusion of the conversion; no action or documentation is required of you.

The Stock Offering

We are offering the shares of common stock of New Investors Bancorp for sale at $10.00 per share. The shares are first being offered in a subscription offering to eligible depositors of Investors Bank, which include certain former depositors of Roma Bank, RomAsia Bank and GCF Bank.

If you have any questions, please refer to the Questions & Answers section herein.

We thank you for your support as a stockholder of Investors Bancorp, Inc.

Sincerely,

Kevin Cummings

President and Chief Executive Officer

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the New Jersey Department of Banking and Insurance or any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS OF INVESTORS BANCORP, INC., A NEW DELAWARE CORPORATION

PROXY STATEMENT OF INVESTORS BANCORP, INC., A DELAWARE CORPORATION

Investors Bank is converting from the mutual holding company structure to a fully-public stock holding company structure. Currently, Investors Bank is a wholly-owned subsidiary of Investors Bancorp, Inc., a Delaware corporation, which we sometimes refer to in this document as “Old Investors Bancorp,” and Investors Bancorp, MHC owns 61.29% of Old Investors Bancorp’s common stock. The remaining 38.71% of Old Investors Bancorp’s common stock is owned by public stockholders. As a result of the conversion, a newly formed Delaware corporation named New Investors Bancorp, Inc. (“New Investors Bancorp”) will replace Old Investors Bancorp as the holding company of Investors Bank. New Investors Bancorp will change its name to Investors Bancorp, Inc. following the completion of the conversion. Each share of Old Investors Bancorp common stock owned by the public will be exchanged for between 1.8734 and 2.5346 shares (or 2.9148 at the adjusted maximum) of common stock of New Investors Bancorp, so that immediately after the conversion Old Investors Bancorp’s existing public stockholders will own the same percentage of New Investors Bancorp common stock as they owned of Old Investors Bancorp’s common stock immediately prior to the conversion, excluding any new shares purchased by them in the offering, the effect of shares issued to the Charitable Foundation, as further discussed below, their receipt of cash in lieu of fractional exchange shares and as adjusted to reflect assets held by Investors Bancorp, MHC. The actual number of shares that you will receive will depend on the percentage of Old Investors Bancorp common stock held by the public at the completion of the conversion, the final independent appraisal of New Investors Bancorp and the number of shares of New Investors Bancorp common stock sold in the offering described in the following paragraph. It will not depend on the market price of Old Investors Bancorp common stock. See “Proposal 1—Approval of the Plan of Conversion and Reorganization—Share Exchange Ratio” for a discussion of the exchange ratio. Based on the $        per share closing price of Old Investors Bancorp common stock as of the last trading day prior to the date of this proxy statement/prospectus, unless at least                 shares of New Investors Bancorp common stock are sold in the offering (which is between the                     and the                     of the offering range), the initial value of the New Investors Bancorp common stock you receive in the share exchange would be less than the market value of the Old Investors Bancorp common stock you currently own. See “Risk Factors—The market value of New Investors Bancorp common stock received in the share exchange may be less than the market value of Old Investors Bancorp common stock exchanged.”

Concurrently with the exchange offer, we are offering for sale up to 218,500,000 shares (subject to increase to 251,275,000 shares) of common stock of New Investors Bancorp, representing the ownership interest of Investors Bancorp, MHC in Old Investors Bancorp. We are offering the shares of common stock to eligible depositors of Investors Bank, to Investors Bank’s tax qualified benefit plans and to the public, including Old Investors Bancorp stockholders, at a price of $10.00 per share. The conversion of Investors Bancorp, MHC and the offering and exchange of common stock by New Investors Bancorp is referred to herein as the “conversion and offering.” After the conversion and offering are completed, Investors Bank will be a wholly-owned subsidiary of New Investors Bancorp, and 100% of the common stock of New Investors Bancorp will be owned by public stockholders. As a result of the conversion and offering, Old Investors Bancorp and Investors Bancorp, MHC will cease to exist.

In connection with the conversion and offering, we also intend to contribute 1,000,000 shares of common stock and $10.0 million in cash, to Investors Charitable Foundation (the “Charitable Foundation”). The contribution of cash and shares of common stock will total $20.0 million. “See Proposal 2—Funding of the Charitable Foundation.”

Old Investors Bancorp’s common stock is currently traded on the Nasdaq Global Select Market under the trading symbol “ISBC,” and we expect New Investors Bancorp’s shares of common stock will also trade on the Nasdaq Global Select Market under the symbol “ISBC.”

The conversion and offering cannot be completed unless the stockholders of Old Investors Bancorp approve the Plan of Conversion and Reorganization of Investors Bancorp, MHC, which may be referred to herein as the “plan of conversion.” Old Investors Bancorp is holding a special meeting of stockholders at [meeting location], on [meeting date], at [meeting time], Eastern Time, to consider and vote upon the plan of conversion. We must obtain the affirmative vote of the holders of (i) two-thirds of the total number of votes entitled to be cast at the special meeting by Old Investors Bancorp stockholders, including shares held by Investors Bancorp, MHC, and (ii) a majority of the total number of votes entitled to be cast at the special meeting by Old Investors Bancorp stockholders other than Investors Bancorp, MHC. Old Investors Bancorp’s board of directors unanimously recommends that stockholders vote “FOR” the plan of conversion.

The funding of the Charitable Foundation must also be approved by the stockholders of Old Investors Bancorp at the special meeting of stockholders. We must obtain the affirmative vote of the holders of a majority of the total number of votes entitled to be cast at the special meeting by Old Investors Bancorp stockholders, and a majority of the total number of votes entitled to be cast at the special meeting by Old Investors Bancorp stockholders other than Investors Bancorp, MHC. However, the completion of the conversion and offering is not dependent upon the approval of the funding of the Charitable Foundation. Old Investors Bancorp’s board of directors unanimously recommends that stockholders vote “FOR” the funding of the Charitable Foundation.

This document serves as the proxy statement for the special meeting of stockholders of Old Investors Bancorp and the prospectus for the shares of New Investors Bancorp common stock to be issued in exchange for shares of Old Investors Bancorp common stock. We urge you to read this entire document carefully. You can also obtain information about us from documents that we have filed with the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System and the New Jersey Department of Banking and Insurance. This document does not serve as the prospectus relating to the offering by New Investors Bancorp of its shares of common stock in the offering, which is being made pursuant to a separate prospectus. Stockholders of Old Investors Bancorp are not required to participate in the stock offering.

This proxy statement/prospectus contains information that you should consider in evaluating the plan of conversion. In particular, you should carefully read the section captioned “Risk Factors” beginning on page         for a discussion of certain risk factors relating to the conversion and offering.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the New Jersey Department of Banking and Insurance or any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For answers to your questions, please read this proxy statement/prospectus including the Questions and Answers section, beginning on page 1. Questions about voting on the plan of conversion or the funding of the Charitable Foundation may be directed to [proxy solicitor], at [proxy solicitor #], Monday through Friday from         a.m. to         p.m., Eastern Time, and Saturdays from         a.m. to         p.m., Eastern Time.

The date of this proxy statement/prospectus is [document date], and it is first being mailed to stockholders of Old Investors Bancorp on or about             , 2014.

INVESTORS BANCORP, INC.

101 JFK Parkway

Short Hills, New Jersey 07078

(973) 924-5100

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

On [meeting date], Investors Bancorp, Inc. will hold a special meeting of stockholders at [meeting location]. The meeting will begin at [meeting time], Eastern Time. At the meeting, stockholders will consider and act on the following:

1.	The approval of a plan of conversion and reorganization, whereby Investors Bancorp, MHC and Investors Bancorp, Inc. will convert and reorganize from the mutual holding company structure to the stock holding company structure, as more fully described in the attached proxy statement;

2.	The approval of the funding of Investors Charitable Foundation (the “Charitable Foundation”) with a contribution of 1,000,000 shares of common stock and $10.0 million in cash, for a total contribution of $20.0 million; and

3.	The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion and reorganization and/or the funding of the Charitable Foundation; and

4.	Such other business that may properly come before the meeting.

NOTE: The board of directors is not aware of any other business to come before the meeting.

The board of directors has fixed [record date] as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting and at any adjournment or postponement thereof.

Upon written request addressed to the Corporate Secretary of Old Investors Bancorp at the address given above, stockholders may obtain an additional copy of this proxy statement/prospectus and/or a copy of the plan of conversion and reorganization. In order to assure timely receipt of the additional copy of the proxy statement/prospectus and/or the plan of conversion and reorganization, the written request should be received by Old Investors Bancorp by [request date].

Please complete and sign the enclosed proxy card, which is solicited by the board of directors, and mail it promptly in the enclosed envelope. The proxy will not be used if you attend the meeting and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Kevin Cummings President and Chief Executive Officer

Short Hills, New Jersey

[document date]

QUESTIONS AND ANSWERS

FOR STOCKHOLDERS OF INVESTORS BANCORP, INC.

REGARDING THE PLAN OF CONVERSION AND REORGANIZATION

You should read this document for more information about the conversion. The application that includes the plan of conversion and reorganization described herein (referred to herein as the “plan of conversion”) has been approved by Old Investors Bancorp’s primary federal regulator, the Board of Governors of the Federal Reserve System. However, such approval by the Board of Governors of the Federal Reserve System does not constitute a recommendation or endorsement of the plan of conversion.

Q.	WHAT ARE STOCKHOLDERS BEING ASKED TO APPROVE?

A.	Old Investors Bancorp stockholders as of [record date] are being asked to vote on the plan of conversion pursuant to which Investors Bancorp, MHC will convert from the mutual to the stock form of organization. As part of the conversion, a newly formed Delaware corporation, New Investors Bancorp, is offering its common stock to eligible depositors of Investors Bank, to Investors Bank’s tax qualified benefit plans, to stockholders of Old Investors Bancorp as of [record date] and to the public. The shares offered represent Investors Bancorp, MHC’s current ownership interest in Old Investors Bancorp. Voting for approval of the plan of conversion will also include approval of the exchange ratio. Your vote is important. Without sufficient votes “FOR” its adoption, we cannot implement the plan of conversion and complete the stock offering.

Old Investors Bancorp stockholders are also being asked to approve the funding of the Charitable Foundation with a contribution of 1,000,000 shares of common stock and $10.0 million in cash, for a total contribution of $20.0 million. Your vote is important.

In addition, Old Investors Bancorp stockholders are being asked to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion and/or the funding of the Charitable Foundation.

Your vote is important. Without sufficient votes “FOR” adoption of the plan of conversion, we cannot implement the plan of conversion and the related stock offering. We also cannot fund the Charitable Foundation without sufficient votes “FOR” that proposal.

Q.	WHAT ARE THE REASONS FOR THE CONVERSION AND RELATED OFFERING?

A.	The primary reasons for the conversion and offering are to:

•	enhance our capital position;

•	improve the liquidity of our shares of common stock; and

•	transition Investors Bank to a more familiar and flexible holding company structure.

Q.	WHAT ARE THE REASONS FOR FUNDING THE CHARITABLE FOUNDATION?

A.	Investors Bank has a long-standing commitment to charitable contributions within the communities in which we conduct our business. The contribution to the Charitable Foundation will enhance our ability to support community development and charitable causes.

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Q.	HOW WILL THE FUNDING OF THE CHARITABLE FOUNDATION AFFECT THE NEW STOCK HOLDING COMPANY AND ITS STOCKHOLDERS?

A.	The issuance of shares to the Charitable Foundation will dilute the voting interests of stockholders and will result in an expense, and a related reduction in earnings, for the new holding company for the quarter in which the conversion is completed.

Q.	WHAT WILL STOCKHOLDERS RECEIVE FOR THEIR EXISTING OLD INVESTORS BANCORP SHARES?

A.	As more fully described in “Proposal 1 — Approval of the Plan of Conversion and Reorganization — Share Exchange Ratio,” depending on the number of shares sold in the offering, each share of common stock that you own at the time of the completion of the conversion will be exchanged for between 1.8734 shares at the minimum and 2.5346 shares at the maximum of the offering range (or 2.9148 shares at the adjusted maximum of the offering range) of New Investors Bancorp common stock (cash will be paid in lieu of any fractional shares). For example, if you own 100 shares of Old Investors Bancorp common stock, and the exchange ratio is 2.5346 (at the maximum of the offering range), after the conversion you will receive 253 shares of New Investors Bancorp common stock and $4.60 in cash, the value of the fractional share based on the $10.00 per share purchase price of stock in the offering.

If you own shares of Old Investors Bancorp common stock in a brokerage account in “street name,” your shares will be automatically exchanged within your account, and you do not need to take any action to exchange your shares of common stock or receive cash in lieu of fractional shares. If you own shares in the form of Old Investors Bancorp stock certificates, after the completion of the conversion and stock offering, our exchange agent will mail to you a transmittal form with instructions to surrender your stock certificates. A statement reflecting your ownership of shares of common stock of New Investors Bancorp and a check representing cash in lieu of fractional shares will be mailed to you within five business days after the transfer agent receives a properly executed transmittal form and your existing Old Investors Bancorp stock certificate(s). New Investors Bancorp will not issue stock certificates. You should not submit a stock certificate until you receive a transmittal form.

Q.	WHY WILL THE SHARES THAT I RECEIVE BE BASED ON A PRICE OF $10.00 PER SHARE RATHER THAN THE TRADING PRICE OF THE COMMON STOCK PRIOR TO COMPLETION OF THE CONVERSION?

A.	The shares will be based on a price of $10.00 per share because that is the price at which New Investors Bancorp will sell shares in its stock offering. The amount of common stock New Investors Bancorp will issue at $10.00 per share in the offering and the exchange is based on an independent appraisal of the estimated market value of New Investors Bancorp, assuming the conversion and offering are completed. RP Financial, LC., an appraisal firm experienced in the appraisal of financial institutions, has estimated that, as of November 29, 2013, this market value was $3.09 billion. Based on Board of Governors of the Federal Reserve System regulations, the market value forms the midpoint of a range with a minimum of $2.62 billion and a maximum of $3.55 billion. Based on this valuation and the valuation range, the number of shares of common stock of New Investors Bancorp that existing public stockholders of Old Investors Bancorp will receive in exchange for their shares of Old Investors Bancorp common stock is expected to range from 161,500,000 to 218,500,000 with a midpoint of 190,000,000 (a value of approximately $1,615,000,000 to $2,185,000,000, with a midpoint of $1,900,000,000, at $10.00 per share). The number of shares received by the existing public stockholders of Old Investors Bancorp is intended to maintain their existing ownership in our organization (excluding any new shares purchased by them in the offering, the effect of shares issued to the Charitable Foundation, their receipt of cash in lieu of fractional exchange shares and as adjusted to reflect assets held by Investors Bancorp, MHC). The independent appraisal is based in part on Old Investors Bancorp’s financial condition and results of operations, the pro forma impact of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of ten publicly traded savings bank and thrift holding companies that RP Financial, LC. considered comparable to Old Investors Bancorp.

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Q.	DOES THE EXCHANGE RATIO DEPEND ON THE TRADING PRICE OF OLD INVESTORS BANCORP COMMON STOCK?

A.	No, the exchange ratio will not be based on the market price of Old Investors Bancorp common stock. Instead, the exchange ratio will be based on the appraised value of New Investors Bancorp. The purpose of the exchange ratio is to maintain the ownership percentage of existing public stockholders of Old Investors Bancorp. Therefore, changes in the price of Old Investors Bancorp common stock between now and the completion of the conversion and offering will not affect the calculation of the exchange ratio.

Q.	SHOULD I SUBMIT MY STOCK CERTIFICATES NOW?

A.	No. If you hold stock certificate(s), instructions for exchanging the certificates will be sent to you by our exchange agent after completion of the conversion. If your shares are held in “street name” (e.g., in a brokerage account) rather than in certificate form, the share exchange will be reflected automatically in your account upon completion of the conversion.

Q.	HOW DO I VOTE?

A.	Mark your vote, sign each proxy card enclosed and return the card(s) to us, in the enclosed proxy reply envelope. For information on submitting your proxy, please refer to instructions on the enclosed proxy card. YOUR VOTE IS IMPORTANT. PLEASE VOTE PROMPTLY.

Q.	IF MY SHARES ARE HELD IN STREET NAME, WILL MY BROKER, BANK OR OTHER NOMINEE AUTOMATICALLY VOTE ON THE PLAN ON MY BEHALF?

A.	No. Your broker, bank or other nominee will not be able to vote your shares without instructions from you. You should instruct your broker, bank or other nominee to vote your shares, using the directions that they provide to you.

Q.	WHY SHOULD I VOTE? WHAT HAPPENS IF I DON’T VOTE?

A.	Your vote is very important. We believe the conversion and offering are in the best interests of our stockholders. Not voting all the proxy card(s) you receive will have the same effect as voting “against” the plan of conversion and “against” the funding of the Charitable Foundation. Without sufficient favorable votes “for” the plan of conversion, we cannot complete the conversion and offering. Without sufficient favorable votes “for” the funding of the Charitable Foundation, we cannot fund the Charitable Foundation.

Q.	WHAT IF I DO NOT GIVE VOTING INSTRUCTIONS TO MY BROKER, BANK OR OTHER NOMINEE?

A.	Your vote is important. If you do not instruct your broker, bank or other nominee to vote your shares, the unvoted proxy will have the same effect as a vote “against” the plan of conversion and “against” the funding of the Charitable Foundation.

Q.	WILL THE CONVERSION HAVE ANY EFFECT ON DEPOSIT AND LOAN ACCOUNTS AT INVESTORS BANK?

A.	No. The account number, amount, interest rate and withdrawal rights of deposit accounts will remain unchanged. Deposits will continue to be federally insured by the Federal Deposit Insurance Corporation up to the legal limit. Loans and rights of borrowers will not be affected. Depositors will no longer have voting rights in Investors Bancorp, MHC as to matters currently requiring such vote. Investors Bancorp, MHC will cease to exist after the conversion and offering. Only stockholders of New Investors Bancorp will have voting rights after the conversion and offering.

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Q.	WHAT IF THE PLAN OF CONVERSION AND REORGANIZATION IS APPROVED BUT THE FUNDING OF THE CHARITABLE FOUNDATION IS NOT APPROVED.

A.	The Charitable Foundation will only be funded if both proposals are approved. If the funding of the Charitable Foundation is not approved, our board of directors will retain the ability to complete the conversion and stock offering without the funding of the Charitable Foundation, or it may determine to terminate the conversion and stock offering.

OTHER QUESTIONS?

For answers to other questions, please read this proxy statement/prospectus. Questions about voting on the plan of conversion or the funding of the Charitable Foundation may be directed to [proxy solicitor], at [proxy solicitor #], Monday through Friday from         a.m. to         p.m., Eastern Time, and Saturdays from         a.m. to         p.m., Eastern Time. Questions about the stock offering may be directed to our Stock Information Center at [stock center number], Monday through Friday between         a.m. and         :00 p.m., Eastern Time. The Stock Information Center is closed weekends and bank holidays.

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SUMMARY

This summary highlights material information from this proxy statement/prospectus and may not contain all the information that is important to you. To understand the conversion and other proposals fully, you should read this entire document carefully, including the sections entitled “Risk Factors,” “Proposal 1 — Approval of The Plan of Conversion and Reorganization,” “Proposal 2 —Funding of the Charitable Foundation,”“Proposal 3 — Adjournment of the Special Meeting” and the consolidated financial statements and the notes to the consolidated financial statements.

The Special Meeting

Date, Time and Place. Old Investors Bancorp will hold its special meeting of stockholders at [meeting location], on [meeting date], at [meeting time], Eastern Time.

The Proposals. Stockholders will be voting on the following proposals at the special meeting:

1.	The approval of a plan of conversion and reorganization whereby: (a) Investors Bancorp, MHC and Investors Bancorp, Inc. will convert and reorganize from the mutual holding company structure to the stock holding company structure; (b) New Investors Bancorp, Inc., a newly formed Delaware corporation (“New Investors Bancorp”), will become the new stock holding company of Investors Bank; (c) the outstanding shares of Investors Bancorp, Inc., other than those held by Investors Bancorp, MHC, will be converted into shares of common stock of New Investors Bancorp; and (d) New Investors Bancorp will offer shares of its common stock for sale in a subscription offering and, if necessary, a firm commitment underwritten offering;

2.	The approval of the funding of Investors Charitable Foundation (the “Charitable Foundation”) with a contribution of 1,000,000 shares of common stock and $10.0 million in cash, for a total contribution of $20.0 million; and

3.	The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion and/or the funding of the Charitable Foundation; and

4.	Such other business that may properly come before the meeting.

Vote Required for Approval of Proposals by the Stockholders of Old Investors Bancorp

Proposal 1: Approval of the Plan of Conversion. We must obtain the affirmative vote of the holders of (i) two-thirds of the total number of votes entitled to be cast at the special meeting by Old Investors Bancorp stockholders, including shares held by Investors Bancorp, MHC, and (ii) a majority of the total number of votes entitled to be cast at the special meeting by Old Investors Bancorp stockholders other than Investors Bancorp, MHC.

Proposal 1 must also be approved by the depositors of Investors Bank at a special meeting called for that purpose. Depositors will receive separate informational materials from Investors Bancorp, MHC regarding the conversion.

Proposal 2: Funding of the Charitable Foundation. We must obtain the affirmative vote of the holders of a majority of the total number of votes entitled to be cast at the special meeting by Old Investors Bancorp stockholders, and the affirmative vote of the holders of a majority of the total number of votes entitled to be cast at the special meeting by Old Investors Bancorp stockholders other than Investors Bancorp, MHC. However, stockholder approval of the funding of the Charitable Foundation is not a condition to the completion of the conversion and offering.

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Proposal 2 must also be approved by the depositors of Investors Bank at a special meeting called for that purpose. Depositors will receive separate informational materials from Investors Bancorp, MHC regarding the funding of the Charitable Foundation.

Proposal 3: Adjournment of the special meeting. We must obtain the affirmative vote of at least a majority of the votes cast by Old Investors Bancorp stockholders at the special meeting to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion and/or the proposal to fund the Charitable Foundation.

Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Old Investors Bancorp. At this time, we know of no other matters that may be presented at the special meeting.

Revocability of Proxies

You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must advise the corporate secretary of Old Investors Bancorp in writing before your common stock has been voted at the special meeting, deliver a later-dated proxy or attend the special meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

Vote by Investors Bancorp, MHC

Management anticipates that Investors Bancorp, MHC, our majority stockholder, will vote all of its shares of common stock in favor of all the matters set forth above. If Investors Bancorp, MHC votes all of its shares in favor of each proposal, the approval of the adjournment of the special meeting, if necessary, would be assured, the approval of the plan of conversion by stockholders holding at least two-thirds of the outstanding shares of common stock of Old Investors Bancorp, including shares held by Investors Bancorp, MHC, would be assured, and the approval of the funding of the Charitable Foundation by stockholders holding at least a majority of the total number of votes entitled to be cast, including shares held by Investors Bancorp, MHC, would also be assured.

As of [record date] the directors and executive officers of Old Investors Bancorp beneficially owned                  shares, or approximately     % of the outstanding shares of Old Investors Bancorp common stock, and Investors Bancorp, MHC owned 84,939,031 shares, or approximately 61.29% of the outstanding shares of Old Investors Bancorp common stock.

Vote Recommendations

Your board of directors unanimously recommends that you vote “FOR” the plan of conversion, “FOR” the funding of the Charitable Foundation and “FOR” the adjournment of the special meeting, if necessary.

Our Business

[same as prospectus]

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Plan of Conversion and Reorganization

The Boards of Directors of Old Investors Bancorp, Investors Bancorp, MHC, Investors Bank and New Investors Bancorp have adopted a plan of conversion pursuant to which Investors Bank will reorganize from a mutual holding company structure to a stock holding company structure. Public stockholders of Old Investors Bancorp will receive shares in New Investors Bancorp in exchange for their shares of Old Investors Bancorp common stock based on an exchange ratio. See “—The Exchange of Existing Shares of Old Investors Bancorp Common Stock.” This conversion to a stock holding company structure also includes the offering by New Investors Bancorp of shares of its common stock to eligible depositors of Investors Bank and to the public in a subscription offering and, if necessary, a firm commitment public offering through a syndicate of broker-dealers. Following the conversion and offering, Investors Bancorp, MHC and Old Investors Bancorp will no longer exist, and New Investors Bancorp will be the parent company of Investors Bank.

The conversion and offering cannot be completed unless the stockholders of Old Investors Bancorp approve the plan of conversion. Old Investors Bancorp’s stockholders will vote on the plan of conversion at Old Investors Bancorp’s special meeting. This document is the proxy statement used by Old Investors Bancorp’s board of directors to solicit proxies for the special meeting. It is also the prospectus of New Investors Bancorp regarding the shares of New Investors Bancorp common stock to be issued to Old Investors Bancorp’s stockholders in the share exchange. This document does not serve as the prospectus relating to the offering by New Investors Bancorp of its shares of common stock in the subscription offering and any firm commitment underwritten offering, which will be made pursuant to a separate prospectus.

In connection with the conversion and offering, Investors Bancorp MHC intends fund the Charitable Foundation with a contribution of 1,000,000 shares of common stock and $10.0 million in cash, for a total contribution of $20.0 million. The funding of the Charitable Foundation must be approved by the stockholders of Old Investors Bancorp. However, stockholder approval of the funding of Charitable Foundation is not a condition to the completion of the conversion and offering.

Our Organizational Structure

[same as prospectus]

Business Strategy

[same as prospectus]

Reasons for the Conversion

[same as prospectus]

See “Proposal 1 — Approval of the Plan of Conversion and Reorganization” for a more complete discussion of our reasons for conducting the conversion and offering.

Conditions to Completion of the Conversion

[same as prospectus]

The Exchange of Existing Shares of Old Investors Bancorp Common Stock

[same as prospectus]

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price

[same as prospectus]

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How We Intend to Use the Proceeds From the Offering

[same as prospectus]

Our Dividend Policy

[same as prospectus]

Purchases and Ownership by Officers and Directors

[same as prospectus]

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion

[same as prospectus]

Market for Common Stock

[same as prospectus]

Tax Consequences

[same as prospectus]

Dissenters’ Rights

Stockholders of Old Investors Bancorp do not have dissenters’ rights in connection with the conversion and offering.

Important Risks in Owning New Investors Bancorp’s Common Stock

Before you vote on the conversion, you should read the “Risk Factors” section beginning on page 9 of this proxy statement/prospectus.

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RISK FACTORS

You should consider carefully the following risk factors when deciding how to vote on the conversion and before purchasing shares of New Investors Bancorp common stock.

Risks Related to Our Business

[same as prospectus]

Risks Related to the Offering and the Exchange

The market value of New Investors Bancorp common stock received in the share exchange may be less than the market value of Old Investors Bancorp common stock exchanged.

The number of shares of New Investors Bancorp common stock you receive will be based on an exchange ratio that will be determined as of the date of completion of the conversion and offering. The exchange ratio will be based on the percentage of Old Investors Bancorp common stock held by the public prior to the completion of the conversion and offering, the final independent appraisal of New Investors Bancorp common stock prepared by RP Financial, LC. and the number of shares of common stock sold in the offering. The exchange ratio will ensure that existing public stockholders of Old Investors Bancorp common stock will own the same percentage of New Investors Bancorp common stock after the conversion and offering as they owned of Old Investors Bancorp common stock immediately prior to completion of the conversion and offering (excluding any new shares purchased by them in the offering, the effect of shares issued to the Charitable Foundation, their receipt of cash in lieu of fractional exchange shares and as adjusted for assets held by Investors Bancorp, MHC). The exchange ratio will not depend on the market price of Old Investors Bancorp common stock.

The exchange ratio ranges from 1.8734 shares at the minimum and 2.5346 shares at the maximum of the offering range of New Investors Bancorp common stock per share of Old Investors Bancorp common stock (or 2.9148 at the adjusted maximum). Shares of New Investors Bancorp common stock issued in the share exchange will have an initial value of $10.00 per share. Depending on the exchange ratio and the market value of Old Investors Bancorp common stock at the time of the exchange, the initial market value of the New Investors Bancorp common stock that you receive in the share exchange could be less than the market value of the Old Investors Bancorp common stock that you currently own. Based on the most recent closing price of Old Investors Bancorp common stock prior to the date of this proxy statement/prospectus, which was $        , unless at least                  shares of New Investors Bancorp common stock are sold in the offering (which is between the                  and the                  of the offering range), the initial value of the New Investors Bancorp common stock you receive in the share exchange would be less than the market value of the Old Investors Bancorp common stock you currently own.

[Remaining risks same as prospectus]

9

INFORMATION ABOUT THE SPECIAL MEETING

General

This proxy statement/prospectus is being furnished to you in connection with the solicitation by the board of directors of Old Investors Bancorp of proxies to be voted at the special meeting of stockholders to be held at [meeting location], on [meeting date], at [meeting time], Eastern Time, and any adjournment or postponement thereof.

The purpose of the special meeting is to consider and vote upon the Plan of Conversion and Reorganization of Investors Bancorp, MHC (referred to herein as the “plan of conversion”).

In addition, stockholders will vote on proposals to approve the funding of the Charitable Foundation with a contribution of 1,000,000 shares of common stock and $10.0 million in cash, for a total contribution of $20.0 million, and to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion and/or the funding of the Charitable Foundation.

Voting in favor of or against the plan of conversion includes a vote for or against the conversion of Investors Bancorp, MHC to a stock holding company as contemplated by the plan of conversion. Voting in favor of the plan of conversion will not obligate you to purchase any shares of common stock in the offering and will not affect the balance, interest rate or federal deposit insurance of any deposits at Investors Bank.

Who Can Vote at the Meeting

You are entitled to vote your Old Investors Bancorp common stock if our records show that you held your shares as of the close of business on [record date]. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you by your broker or nominee. As the beneficial owner, you have the right to direct your broker or nominee how to vote.

As of the close of business on [record date], there were                  shares of Old Investors Bancorp common stock outstanding. Each share of common stock has one vote.

Attending the Meeting

If you are a stockholder as of the close of business on [record date], you may attend the meeting. However, if you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Old Investors Bancorp common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

The special meeting will be held only if there is a quorum. A quorum exists if a majority of the outstanding shares of common stock entitled to vote, represented in person or by proxy, is present at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Proposal 1: Approval of the Plan of Conversion and Reorganization. We must obtain the affirmative vote of the holders of (i) two-thirds of the outstanding common stock of Old Investors Bancorp entitled to be cast at

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the special meeting, including shares held by Investors Bancorp, MHC, and (ii) a majority of the outstanding shares of common stock of Old Investors Bancorp entitled to be cast at the special meeting, other than shares held by Investors Bancorp, MHC.

Proposal 2: Funding of the Charitable Foundation. We must obtain the affirmative vote of the holders of a majority of the total number of votes entitled to be cast at the special meeting by Old Investors Bancorp stockholders, and the affirmative vote of the holders of a majority of the total number of votes entitled to be cast at the special meeting by Old Investors Bancorp stockholders other than Investors Bancorp, MHC. However, stockholder approval of the funding of the Charitable Foundation is not a condition to the completion of the conversion and offering.

Proposal 2 must also be approved by the depositors of Investors Bank at a special meeting called for that purpose. Depositors will receive separate informational materials from Investors Bancorp, MHC regarding the funding of the Charitable Foundation.

Proposal 3: Adjournment of the special meeting. We must obtain the affirmative vote of at least a majority of the votes cast by Old Investors Bancorp stockholders entitled to vote at the special meeting to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion and/or the proposal to fund the Charitable Foundation.

Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Old Investors Bancorp At this time, we know of no other matters that may be presented at the special meeting.

Shares Held by Investors Bancorp, MHC and Our Officers and Directors

As of [record date], Investors Bancorp, MHC beneficially owned                 shares of Old Investors Bancorp common stock. This equals approximately     % of our outstanding shares. We expect that Investors Bancorp, MHC will vote all of its shares in favor of Proposal 1—Approval of the Plan of Conversion and Reorganization, Proposal 2—Funding of the Charitable Foundation and Proposal 3—Adjournment of the special meeting.

As of [record date], our officers and directors beneficially owned                 shares of Old Investors Bancorp common stock. This equals     % of our outstanding shares and     % of shares held by persons other than Investors Bancorp, MHC.

Voting by Proxy

Our board of directors is sending you this proxy statement/prospectus to request that you allow your shares of Old Investors Bancorp common stock to be represented at the special meeting by the persons named in the enclosed proxy card. All shares of Old Investors Bancorp common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by our board of directors. Our board of directors recommends that you vote “FOR” approval of the plan of conversion, “FOR” the approval of the funding of the Charitable Foundation and “FOR” approval of the adjournment of the special meeting, if necessary.

If any matters not described in this proxy statement/prospectus are properly presented at the special meeting, the board of directors will use their judgment to determine how to vote your shares. We do not know of any other matters to be presented at the special meeting.

If your Old Investors Bancorp common stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement/prospectus.

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Revocability of Proxies

You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must advise the corporate secretary of Old Investors Bancorp in writing before your common stock has been voted at the special meeting, deliver a later-dated proxy or attend the special meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

Solicitation of Proxies

This proxy statement/prospectus and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the special meeting by the board of directors. Old Investors Bancorp will pay the costs of soliciting proxies from its stockholders. To the extent necessary to permit approval of the plan of conversion and the other proposals being considered, [proxy solicitor], our proxy solicitor, and directors, officers or employees of Old Investors Bancorp and Investors Bank may solicit proxies by mail, telephone and other forms of communication. We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation. For its services as information agent and stockholder proxy solicitor, we will pay [proxy solicitor] $        plus out-of-pocket expenses and charges for telephone calls made and received in connection with the solicitation.

We will also reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

Participants in the Employee Stock Ownership Plan

If you participate in Investors Bank Employee Stock Ownership Plan, you will receive a voting instruction form that reflects all shares you may direct the trustees to vote on your behalf under the plan. Under the terms of the Employee Stock Ownership Plan, the Employee Stock Ownership Plan trustee votes all shares held by the Employee Stock Ownership Plan, but each Employee Stock Ownership Plan participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The Employee Stock Ownership Plan trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Old Investors Bancorp common stock held by the Employee Stock Ownership Plan and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. The deadline for returning your voting instructions to the plan’s trustee is                     .

The board of directors recommends that you promptly sign and mark the enclosed proxy in favor of the above described proposals, including the adoption of the plan of conversion, and promptly return it in the enclosed envelope. Voting the proxy card will not prevent you from voting in person at the special meeting. For information on submitting your proxy, please refer to the instructions on the enclosed proxy card.

Your prompt vote is very important. Failure to vote will have the same effect as voting against the plan of conversion.

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PROPOSAL 1 — APPROVAL OF THE PLAN OF CONVERSION AND REORGANIZATION

The boards of directors of Old Investors Bancorp and Investors Bancorp, MHC have approved the Plan of Conversion and Reorganization of Investors Bancorp, MHC, referred to herein as the “plan of conversion.” The plan of conversion must also be approved by the depositors of Investors Bank and the stockholders of Old Investors Bancorp. A special meeting of depositors of Investors Bank and a special meeting of stockholders have been called for this purpose. The Board of Governors of the Federal Reserve System has approved the application that includes the plan of conversion; however, such approval does not constitute a recommendation or endorsement of the plan of conversion by the Board of Governors of the Federal Reserve System.

General

Pursuant to the plan of conversion, our organization will convert from the mutual holding company form of organization to the fully stock form. Currently, Investors Bank is a wholly-owned subsidiary of Old Investors Bancorp and Investors Bancorp, MHC owns approximately 61.29% of Old Investors Bancorp’s common stock. The remaining 38.71% of Old Investors Bancorp’s common stock is owned by public stockholders. As a result of the conversion, a newly formed company, New Investors Bancorp, will become the holding company of Investors Bank. Each share of Old Investors Bancorp common stock owned by the public will be exchanged for between 1.8734 shares at the minimum and 2.5346 shares at the maximum of the offering range (or 2.9148 shares at the adjusted maximum of the offering range) of New Investors Bancorp common stock, so that Old Investors Bancorp’s existing public stockholders will own the same percentage of New Investors Bancorp common stock as they owned of Old Investors Bancorp’s common stock immediately prior to the conversion (excluding any new shares purchased by them in the offering, the effect of shares issued to the Charitable Foundation, their receipt of cash in lieu of fractional exchange shares and as adjusted to reflect assets held by Investors Bancorp, MHC). The actual number of shares that you will receive will depend on the percentage of Old Investors Bancorp common stock held by the public immediately prior to the completion of the conversion, the final independent appraisal of New Investors Bancorp and the number of shares of New Investors Bancorp common stock sold in the offering described in the following paragraph. It will not depend on the market price of Old Investors Bancorp common stock.

Concurrently with the exchange offer, New Investors Bancorp is offering up to 218,500,000 shares (subject to increase to 251,275,000 shares) of common stock for sale, representing the 61.29% ownership interest of Investors Bancorp, MHC in Old Investors Bancorp, to eligible depositors and to the public at a price of $10.00 per share. After the conversion and offering are completed, Investors Bank will be a wholly-owned subsidiary of New Investors Bancorp, and 100% of the common stock of New Investors Bancorp will be owned by public stockholders. New Investors Bancorp will change its name to Investors Bancorp, Inc. following the completion of the conversion. As a result of the conversion and offering, Old Investors Bancorp and Investors Bancorp, MHC will cease to exist.

We also intend to contribute 1,000,000 shares of common stock and $10.0 million in cash, for a total contribution of $20.0 million, pursuant to the plan of conversion.

The plan of conversion provides that we will offer shares of common stock in a “subscription offering” in the following descending order of priority:

(i)	To depositors with accounts at Investors Bank with aggregate balances of at least $50 at the close of business on November 30, 2012.

(ii)	To our tax-qualified employee benefit plans (including Investors Bank’s employee stock ownership plan and 401(k) plan), which may subscribe for, in the aggregate, up to 10% of the shares of common stock sold in the offering and issued to the charitable foundation. We expect our employee stock ownership plan to purchase 3% of the shares of common stock sold in the stock offering and issued to the charitable foundation, although we reserve the right to have the employee stock ownership plan purchase more than 3% of the shares sold in the offering and issued to the charitable foundation to the extent necessary to complete the offering at the minimum of the offering range.

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(iii)	To depositors with accounts at Investors Bank with aggregate balances of at least $50 at the close of business on [supplemental date].

(iv)	To depositors of Investors Bank at the close of business on [record date].

Eligible depositors of Investors Bank include certain former depositors of Roma Bank, RomAsia Bank and GCF Bank. These depositors are deemed to have opened their account at Investors Bank on the dates such accounts were opened at their respective institutions.

We may offer for sale shares of common stock not purchased in the subscription offering through a firm commitment underwritten offering. RBC and KBW will act as joint book-running managers for the firm commitment underwritten offering. Our underwriters need to have sufficient orders to reach the minimum amount of orders in order to close the offering. We have the right to accept or reject, in our sole discretion, orders received in the firm commitment underwritten offering. Any determination to accept or reject stock orders in the firm commitment underwritten offering will be based on the facts and circumstances available to management at the time of the determination.

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation of the estimated pro forma market value of New Investors Bancorp. All shares of common stock to be sold in the offering will be sold at $10.00 per share. Purchasers will not be charged a commission to buy shares of common stock in the offering. The independent valuation will be updated and the final number of shares of common stock to be issued in the offering will be determined at the completion of the offering. See “—Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

A copy of the plan of conversion is available for inspection at each branch office of Investors Bank. The plan of conversion is also filed as an exhibit to the registration statement we have filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, copies of which may be obtained from the Securities and Exchange Commission or online at the Securities and Exchange Commission’s website. See “Where You Can Find Additional Information.”

The board of directors recommends that you vote “FOR” the Plan of Conversion and Reorganization of Investors Bancorp, MHC.

[Remaining sections same as Prospectus under “The Conversion and Offering,” with the following to be added]

Exchange of Existing Stockholders’ Stock Certificates

The conversion of existing outstanding shares of Old Investors Bancorp common stock into the right to receive shares of New Investors Bancorp common stock will occur automatically at the completion of the conversion. As soon as practicable after the completion of the conversion, our exchange agent will send a transmittal form to each public stockholder of Old Investors Bancorp who holds physical stock certificates. The transmittal form will contain instructions on how to surrender certificates evidencing Old Investors Bancorp common stock in exchange for shares of New Investors Bancorp common stock in book entry form, to be held electronically on the books of our transfer agent. New Investors Bancorp will not issue stock certificates. We expect that a statement reflecting your ownership of shares of common stock of New Investors Bancorp common stock will be distributed within five business days after the exchange agent receives properly executed transmittal forms, Old Investors Bancorp stock certificates and other required documents. Shares held by public stockholders in street name (such as in a brokerage account) will be exchanged automatically upon the completion of the conversion; no transmittal forms will be mailed relating to these shares.

No fractional shares of New Investors Bancorp common stock will be issued to any public stockholder of Old Investors Bancorp when the conversion is completed. For each fractional share that would otherwise be issued to a stockholder who holds a stock certificate, we will pay by check an amount equal to the product obtained by

14

multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 offering purchase price per share. Payment for fractional shares will be made as soon as practicable after the receipt by the exchange agent of the transmittal forms and the surrendered Old Investors Bancorp stock certificates. If your shares of common stock are held in street name, you will automatically receive cash in lieu of fractional shares in your account.

You should not forward your stock certificates until you have received transmittal forms, which will include forwarding instructions. After the conversion, stockholders will not receive shares of New Investors Bancorp common stock and will not be paid dividends on the shares of New Investors Bancorp common stock until existing certificates representing shares of Old Investors Bancorp common stock are surrendered for exchange in compliance with the terms of the transmittal form. When stockholders surrender their certificates, any unpaid dividends will be paid without interest. For all other purposes, however, each certificate that represents shares of Old Investors Bancorp common stock outstanding at the effective date of the conversion will be considered to evidence ownership of shares of New Investors Bancorp common stock into which those shares have been converted by virtue of the conversion.

If a certificate for Old Investors Bancorp common stock has been lost, stolen or destroyed, our exchange agent will issue a new stock certificate upon receipt of appropriate evidence as to the loss, theft or destruction of the certificate, appropriate evidence as to the ownership of the certificate by the claimant, and appropriate and customary indemnification, which is normally effected by the purchase of a bond from a surety company at the stockholder’s expense.

All shares of New Investors Bancorp common stock that we issue in exchange for existing shares of Old Investors Bancorp common stock will be considered to have been issued in full satisfaction of all rights pertaining to such shares of common stock, subject, however, to our obligation to pay any dividends or make any other distributions with a record date prior to the effective date of the conversion that may have been declared by us on or prior to the effective date, and which remain unpaid at the effective date.

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PROPOSAL 2 —FUNDING OF THE CHARITABLE FOUNDATION

General

In furtherance of our commitment to our local community, the plan of conversion and reorganization provides that we may make additional contributions to our charitable foundation, Investors Charitable Foundation, a non-stock, nonprofit Delaware corporation, in connection with the stock offering. We intend to contribute cash and shares of common stock to the charitable foundation, as further described below.

By further enhancing our visibility and reputation in our local community, we believe that the contribution to the Charitable Foundation will enhance the long-term value of our community banking franchise. The stock offering presents us with a unique opportunity to provide a substantial and continuing benefit to our communities through the Charitable Foundation.

Purpose of the Charitable Foundation

We intend to contribute to the Charitable Foundation 1,000,000 shares of common stock and $10.0 million in cash, for a total contribution of $20.0 million. The purpose of the Charitable Foundation is to provide financial support to charitable organizations in the communities in which we operate and to enable our communities to share in our long-term growth. The Charitable Foundation is dedicated completely to community activities and the promotion of charitable causes. The Charitable Foundation will also support our on-going obligations to the community under the Community Reinvestment Act. Investors Bank received a satisfactory rating in its most recent Community Reinvestment Act examination by the FDIC.

Contributing additional shares of our common stock to the Charitable Foundation is also intended to allow our communities to share in our potential growth and success after the stock offering is completed because the Charitable Foundation will benefit directly from any increases in the value of our common stock. In addition, the Charitable Foundation will maintain close ties with Investors Bank, thereby forming a partnership within the communities in which Investors Bank operates.

Structure of the Charitable Foundation

The Charitable Foundation is incorporated under Delaware law as a non-stock, nonprofit corporation. The certificate of incorporation of the Charitable Foundation provides that the corporation is organized exclusively for charitable purposes as set forth in Section 501(c)(3) of the Internal Revenue Code. The Charitable Foundation’s certificate of incorporation also provides that no part of the net earnings of the charitable foundation will inure to the benefit of, or be distributable to, its members, directors or officers or to private individuals.

The Charitable Foundation is governed by a board of directors, consisting of Kevin Cummings, Robert M. Cashill, James J. Garibaldi, who are three of our current directors, Vincent D. Manahan III, a former director, Ada Melendez who is our First Vice President of CRA Compliance and Community Relations, Rodger K. Herrigel and William Tansey (who is not affiliated with Investors Bank). Federal Reserve Board regulations require that at least one person who serves on the foundation’s board of directors must not be one of our officers or directors and must have experience with local charitable organizations and grant making. While there are no plans to change the size of the board of directors during the year following the completion of the conversion, following the first anniversary of the conversion, the charitable foundation may alter the size and composition of its board of directors. For five years after the stock offering, one seat on the Charitable Foundation’s board of directors will be reserved for a person from our local community who has experience with local community charitable organizations and grant making and who is not one of our officers, directors or employees, and at least one seat on the charitable foundation’s board of directors will be reserved for one director from Investors Bank’s board of directors or the board of directors of an acquirer or resulting institution in the event of a merger or acquisition of Investors Bank. On an annual basis, directors of the Charitable Foundation elect one third of the board to serve for three-year terms.

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The board of directors of the Charitable Foundation is responsible for establishing the foundation’s grant and donation policies, consistent with the purposes for which it was established. As directors of a nonprofit corporation, directors of the Charitable Foundation are at all times bound by their fiduciary duty to advance the foundation’s charitable goals, to protect its assets and to act in a manner consistent with the charitable purposes for which the foundation was established. The directors of the Charitable Foundation also are responsible for directing the activities of the foundation, including the management and voting of the shares of our common stock held by the foundation. However, as required by Federal Reserve Board’s regulations, all shares of our common stock held by the Charitable Foundation must be voted in the same ratio as all other shares of our common stock on all proposals considered by our stockholders.

The Charitable Foundation’s place of business is located at our administrative offices. The board of directors of the Charitable Foundation appoints such officers and employees as may be necessary to manage its operations. To the extent applicable, we comply with the affiliates restrictions set forth in Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve Board’s regulations governing transactions between Investors Bank and the Charitable Foundation.

The Charitable Foundation will receive working capital from the cash and stock contribution and:

(1)	any dividends that may be paid on our shares of common stock in the future;

(2)	within the limits of applicable federal and state laws, loans collateralized by the shares of common stock; or

(3)	the proceeds of the sale of any of the shares of common stock in the open market from time to time.

As a private foundation under Section 501(c)(3) of the Internal Revenue Code, the Charitable Foundation is required to distribute annually in grants or donations a minimum of 5% of the average fair market value of its net investment assets.

Tax Considerations

New Investors Bancorp, Investors Bancorp, MHC and Investors Bank are authorized by law to make charitable contributions. We believe that the stock offering presents a unique opportunity to fund a charitable foundation given the substantial amount of additional capital being raised. In making such a determination, we considered the dilutive impact to our stockholders of the contribution of shares of common stock to the Charitable Foundation. See “Capitalization” and “Historical and Pro Forma Regulatory Capital Compliance.”

We believe that our contribution of cash and shares of our common stock to the Charitable Foundation should not constitute an act of self-dealing and that we should be entitled to a federal and state tax deduction in the amount of the fair market value of the cash and stock at the time of the contribution. We are permitted to deduct for charitable purposes only an amount equal to 10% of our annual pre-tax income in any one year. We are permitted under the Internal Revenue Code to carry the excess contribution over the five-year period following the contribution to the Charitable Foundation. We estimate that all of the contribution should be deductible for federal tax purposes over a two-year period (i.e., the year in which the contribution is made and the succeeding year). Even if the contribution is deductible, we may not have sufficient earnings to be able to use the deduction in full. Any decision to make additional contributions to the Charitable Foundation in the future would be based on an assessment of, among other factors, our financial condition at that time, the interests of our stockholders and depositors, and the financial condition and operations of the foundation.

As a private foundation, earnings and gains, if any, from the sale of common stock or other assets are exempt from federal and state income taxation. However, investment income, such as interest, dividends and capital gains, is generally taxed at a rate of 2%, although we expect to qualify for the lower 1% special rate. The Charitable Foundation is required to file an annual return with the Internal Revenue Service within four and one-half months

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after the close of its fiscal year. The Charitable Foundation is required to make its annual return available for public inspection. The annual return for a private foundation includes, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the foundation’s managers and a concise statement of the purpose of each grant.

Regulatory Requirements Imposed on the Charitable Foundation

Federal Reserve Board regulations required that the directors who serve on the Charitable Foundation’s board could not participate in our board’s discussions concerning contributions to the Charitable Foundation, and could not vote on the matter.

Federal Reserve Board regulations provide that the Federal Reserve Board will generally not object if a well-capitalized savings bank contributes to a charitable foundation an aggregate amount of 8% or less of the shares or proceeds issued in a stock offering. Investors Bank qualifies as a well-capitalized savings bank for purposes of this limitation, and the contribution to the Charitable Foundation will not exceed this limitation.

Federal Reserve Board regulations impose the following requirements on the Charitable Foundation:

•	the Charitable Foundation’s primary purpose must be to serve and make grants in our local community;

•	the Federal Reserve Board may examine the Charitable Foundation at the foundation’s expense;

•	the Charitable Foundation must comply with all supervisory directives imposed by the Federal Reserve Board;

•	the Charitable Foundation must provide annually to the Federal Reserve Board a copy of the annual report that the Charitable Foundation submits to the Internal Revenue Service;

•	the Charitable Foundation must operate according to written policies adopted by its board of directors, including a conflict of interest policy;

•	the Charitable Foundation may not engage in self-dealing and must comply with all laws necessary to maintain its tax-exempt status under the Internal Revenue Code;

•	the Charitable Foundation must vote its shares of our common stock in the same ratio as all of the other shares voted on each proposal considered by our stockholders; and

•	the Charitable Foundation may not engage in self dealing and must comply with all laws necessary to maintain its tax-exempt status under the Internal Revenue Code.

Within six months of completing the stock offering, the Charitable Foundation intends to submit to the Federal Reserve Board a three-year operating plan.

The board of directors recommends that you vote “FOR” the funding of the Charitable Foundation.

18

PROPOSAL 3 — ADJOURNMENT OF THE SPECIAL MEETING

If there are not sufficient votes to constitute a quorum or to approve the plan of conversion and/or the funding of the Charitable Foundation at the time of the special meeting, the proposals may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Old Investors Bancorp at the time of the special meeting to be voted for an adjournment, if necessary, Old Investors Bancorp has submitted the question of adjournment to its stockholders as a separate matter for their consideration. The board of directors of Old Investors Bancorp recommends that stockholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to stockholders (unless the adjournment is for more than 30 days), other than an announcement at the special meeting of the time and place to which the special meeting is adjourned.

The board of directors recommends that you vote “FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion and/or the funding of the Charitable Foundation.

19

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

[Same as prospectus]

FORWARD-LOOKING STATEMENTS

[Same as prospectus]

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

[Same as prospectus]

OUR DIVIDEND POLICY

[Same as prospectus]

MARKET FOR THE COMMON STOCK

[Same as prospectus]

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

[Same as prospectus]

CAPITALIZATION

[Same as prospectus]

PRO FORMA DATA

[Same as prospectus]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

[Same as prospectus]

BUSINESS OF NEW INVESTORS BANCORP

[Same as prospectus]

BUSINESS OF INVESTORS BANCORP, INC. AND INVESTORS BANK

[Same as prospectus]

SUPERVISION AND REGULATION

[Same as prospectus]

TAXATION

[Same as prospectus]

20

MANAGEMENT

[Same as prospectus]

BENEFICIAL OWNERSHIP OF COMMON STOCK

[Same as prospectus]

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

[Same as prospectus]

COMPARISON OF STOCKHOLDERS’ RIGHTS FOR EXISTING STOCKHOLDERS OF OLD INVESTORS BANCORP

[Same as prospectus]

RESTRICTIONS ON ACQUISITION OF NEW INVESTORS BANCORP

[Same as prospectus]

DESCRIPTION OF CAPITAL STOCK OF NEW INVESTORS BANCORP

FOLLOWING THE CONVERSION

[Same as prospectus]

TRANSFER AGENT

[Same as prospectus]

EXPERTS

[Same as prospectus]

LEGAL MATTERS

[Same as prospectus]

WHERE YOU CAN FIND ADDITIONAL INFORMATION

[Same as prospectus]

STOCKHOLDER PROPOSALS

In order to be eligible for inclusion in our proxy materials for our 2014 Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must be received at our executive office, 101 JFK Parkway, Short Hills, New Jersey 07078, no later than December 30, 2013. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

ADVANCE NOTICE OF BUSINESS TO BE CONDUCTED AT AN ANNUAL MEETING

The Bylaws of Old Investors Bancorp and New Investors Bancorp’s each provide a similar advance notice procedure for certain business, or nominations to the Board of Directors, to be brought before an annual meeting of

21

stockholders. In order for a stockholder to properly bring business before an annual meeting, or to propose a nominee to the board of directors, the corporate secretary must receive written notice, at the principal executive offices of the corporation, not less than 90 days prior to the date of the corporation’s proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made.

The business proposed by the stockholder must be a proper matter for stockholder action under the Delaware General Corporation Law. If the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a “Solicitation Notice,” as defined below, such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation’s voting shares reasonably believed by such stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice.

If no Solicitation Notice relating to the proposal or nomination has been timely provided, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice. A stockholder’s notice must set forth: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person as would be required to be disclosed in solicitations of proxies for the elections of such nominees as directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and such person’s written consent to serve as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of the corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent, a “Solicitation Notice”).

The 2014 annual meeting of stockholders is expected to be held on May 28, 2014. If the conversion is completed, advance written notice for certain business, or nominations to the Board of Directors, to be brought before the next annual meeting must be given to New Investors Bancorp’s corporate secretary no later than             , 2014. If notice is received after             , 2014, it will be considered untimely, and we will not be required to present the matter at the stockholders meeting. If the conversion is not completed, advance written notice for certain business, or nominations to the Board of Directors, to be brought before the next annual meeting must be given to Old Investors Bancorp’s corporate secretary by             , 2014. If notice is received after             , 2014, it will be considered untimely, and we will not be required to present the matter at the stockholders meeting.

Nothing in this proxy statement/prospectus shall be deemed to require us to include in our proxy statement and proxy relating to an annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the Securities and Exchange Commission in effect at the time such proposal is received.

22

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING

The Notice of Special Meeting of Stockholders, Proxy Statement/Prospectus and Proxy Card are available at                 .

OTHER MATTERS

As of the date of this document, the board of directors is not aware of any business to come before the special meeting other than the matters described above in the proxy statement/prospectus. However, if any matters should properly come before the special meeting, it is intended that the holders of the proxies will act in accordance with their best judgment.

23

REVOCABLE PROXY

INVESTORS BANCORP, INC.

SPECIAL MEETING OF STOCKHOLDERS

            , 2014

The undersigned hereby appoints the proxy committee of the Board of Directors of Investors Bancorp, Inc., a Delaware corporation, with full powers of substitution, to act as attorneys and proxies for the undersigned to vote all shares of common stock of Investors Bancorp, Inc. that the undersigned is entitled to vote at the Special Meeting of Stockholders (“Special Meeting”), to be held at                                         , at     :         .m., Eastern Time, on             , 2014. The proxy committee is authorized to cast all votes to which the undersigned is entitled as follows:

		FOR	AGAINST	ABSTAIN
1.	The approval of a plan of conversion and reorganization, whereby Investors Bancorp, MHC and Investors Bancorp, Inc. will convert and reorganize from the mutual holding company structure to the stock holding company structure, as more fully described in the attached proxy statement;	☐	☐	☐

2.	The approval of the funding of Investors Charitable Foundation (the “Charitable Foundation”) with a contribution of 1,000,000 shares of common stock and $10.0 million in cash, for a total contribution of $20.0 million;	☐	☐	☐

3.	The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion and reorganization and/or the funding of the Charitable Foundation; and	☐	☐	☐

Such other business as may properly come before the meeting.

The Board of Directors recommends a vote “FOR” each of the above-listed proposals.

VOTING FOR APPROVAL OF THE PLAN OF CONVERSION AND REORGANIZATION WILL ALSO INCLUDE APPROVAL OF THE EXCHANGE RATIO, AND THE CERTIFICATE OF INCORPORATION AND BYLAWS OF NEW INVESTORS BANCORP (INCLUDING THE ANTI-TAKEOVER/LIMITATIONS ON STOCKHOLDER RIGHTS PROVISIONS AND THE ESTABLISHMENT OF A LIQUIDATION ACCOUNT FOR THE BENEFIT OF ELIGIBLE DEPOSITORS OF INVESTORS BANK).

THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO INSTRUCTIONS ARE SPECIFIED FOR ONE OR MORE PROPOSALS, THIS PROXY, IF SIGNED, WILL BE VOTED FOR THE UNVOTED PROPOSALS. IF ANY OTHER BUSINESS IS PRESENTED AT THE SPECIAL MEETING, THIS PROXY WILL BE VOTED BY THE MAJORITY OF THE BOARD OF DIRECTORS. AT THE PRESENT TIME, THE BOARD OF DIRECTORS KNOWS OF NO OTHER BUSINESS TO BE PRESENTED AT THE SPECIAL MEETING.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

Should the above-signed be present and elect to vote at the Special Meeting or at any adjournment thereof and after notification to the Secretary of Investors Bancorp, Inc. at the Special Meeting of the stockholder’s decision to terminate this proxy, then the power of said attorneys and proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by sending written notice to the Secretary of Investors Bancorp, Inc. at the address set forth on the Notice of Special Meeting of Stockholders, or by the filing of a later-dated proxy prior to a vote being taken on a particular proposal at the Special Meeting.

The above-signed acknowledges receipt from Investors Bancorp, Inc. prior to the execution of this proxy of a Notice of Special Meeting and the enclosed proxy statement/prospectus dated             , 2014.

Dated: , 2014	☐ Check Box if You Plan to Attend the Special Meeting

PRINT NAME OF STOCKHOLDER	PRINT NAME OF STOCKHOLDER

SIGNATURE OF STOCKHOLDER	SIGNATURE OF STOCKHOLDER

Please sign exactly as your name appears on this proxy card. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If shares are held jointly, each holder should sign, but only one holder is required to sign.

Please complete, sign and date this proxy card and return it promptly in the enclosed postage-prepaid envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING

The Notice of Special Meeting of Stockholders, Proxy Statement and Proxy Card are available at                     .

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

		Amount (1)

*	Registrant’s Legal Fees and Expenses	$1,500,000
*	Registrant’s Accounting Fees and Expenses	750,000
*	Registrant’s State Tax Advisory Fees	35,000
*	Marketing Agent Fees (1)	63,804,163
*	Marketing Agent Expenses	100,000
*	Record Management Fees and Expenses (1)	25,000
*	Appraisal Fees and Expenses	490,000
*	Printing, Postage, Mailing, EDGAR and XBRL Fees	2,250,000
*	Filing Fees (FINRA, Nasdaq and SEC)	765,774
*	Transfer Agent Fees and Expenses	100,000
*	Business Plan Fees and Expenses	180,000
*	Proxy Solicitor Fees and Expenses	75,000
*	Other	254,226

*	Total	$70,329,163

*	Estimated
(1)	Investor Bancorp, Inc. has retained Keefe, Bruyette & Woods, Inc., a Stifel Company (“KBW”) to assist in the sale of common stock on a best efforts basis in the subscription offering. Investors Bancorp, Inc. is also offering shares of common stock not subscribed for in the subscription offering in a firm commitment underwritten offering. RCB Capital Markets and KBW are acting as joint book-running managers for the firm commitment underwritten offering. Fees are estimated at the adjusted maximum of the offering range, assuming 35% of the shares are sold in the subscription offering and 65% of the shares are sold in the firm commitment underwritten offering.

Item 14.	Indemnification of Directors and Officers

Articles NINTH and TENTH of the Certificate of Incorporation of Investors Bancorp, Inc. (the “Corporation”) set forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

NINTH:

A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B. The right to indemnification conferred in Section A of this Article NINTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires an advancement of expenses incurred by an indemnitee in his or her capacity as a Director of Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan), indemnification shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article NINTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

C. If a claim under Section A or B of this Article NINTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee also shall be entitled to be paid the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article NINTH or otherwise shall be on the Corporation.

D. The rights to indemnification and to the advancement of expenses conferred in this Article NINTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested Directors, or otherwise.

E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article NINTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

TENTH: A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

Item 15.	Recent Sales of Unregistered Securities

Not Applicable.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

1.1	Engagement Letter between Investors Bancorp, MHC, Investors Bancorp, Inc., Investors Bank and Keefe, Bruyette & Woods, Inc., a Stifel Company

1.2	Form of Agency Agreement between Investors Bancorp, MHC, Investors Bancorp, Inc., Investors Bank and New Investors Bancorp, Inc., and Keefe, Bruyette & Woods, Inc., a Stifel Company *

2	Plan of Conversion and Reorganization.

3.1	Certificate of Incorporation of New Investors Bancorp, Inc.

3.2	Bylaws of New Investors Bancorp, Inc.

4	Form of Common Stock Certificate of New Investors Bancorp, Inc.

5	Opinion of Luse Gorman Pomerenk & Schick regarding legality of securities being registered

8.1	Federal Tax Opinion of Luse Gorman Pomerenk & Schick*

8.2	State Tax Opinion*

10.1	Amended and Restated Employment Agreement between Investors Bancorp, Inc. and Kevin Cummings

10.2	Amended and Restated Employment Agreement between Investors Bancorp, Inc. and Domenick A. Cama

10.3	Amended and Restated Employment Agreement between Investors Bancorp, Inc. and Richard S. Spengler (1)

10.4	Amended and Restated Employment Agreement between Investors Bancorp, Inc. and Paul Kalamaras (2)

10.5	Amended and Restated Employment Agreement between Investors Bancorp, Inc. and Thomas F. Splaine, Jr.

10.6	Investors Bancorp, Inc. 2006 Equity Incentive Plan (3)

10.7	Roma Financial Corporation 2008 Equity Incentive Plan (4)

10.8	Investors Bank Executive Officer Annual Incentive Plan (5)

10.9	Investors Bank Amended and Restated Supplemental ESOP and Retirement Plan

10.10	Amended and Restated Investors Bank Executive Supplemental Retirement Wage Replacement Plan

10.11	Investors Bank Amended and Restated Director Retirement Plan

10.12	Investors Bancorp, Inc. Deferred Directors Fee Plan

10.13	Investors Bank Deferred Directors Fee Plan

21	Subsidiaries of Registrant

23.1	Consent of Luse Gorman Pomerenk & Schick (contained in Opinions included as Exhibits 5 and 8)

23.2	Consent of KPMG LLP

23.3	Consent of RP Financial

24	Power of Attorney (set forth on signature page)

99.1	Appraisal Agreement between Investors Bancorp, Inc. and RP Financial, L.C.

99.2	Letter of RP Financial, L.C. with respect to Subscription Rights

99.3	Appraisal Report of RP Financial, L.C.

99.4	Marketing Materials*

99.5	Stock Order and Certification Form*

99.6	Letter of RP Financial, LC. with respect to Liquidation Accounts

101	The following financial statements of Investors Bancorp, Inc. at September 30, 2013, December 31, 2012 and 2011, for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010 formatted in XBRL: (i) Consolidated Statements of Financial Condition, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Stockholders’ Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements.*,**

*	To be filed by amendment.
**	Furnished, not filed.
(1)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Investors Bancorp, Inc. (Commission File No. 000-51557) filed with the Securities and Exchange Commission on April 1, 2010.
(2)	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Investors Bancorp, Inc. (Commission File No. 000-51557) filed with the Securities and Exchange Commission on April 1, 2010.
(3)	Incorporated by reference to Appendix B to the Definitive Proxy Statement for Investors Bancorp, Inc.’s 2006 Annual Meeting of Stockholders (Commission File No. 000-51557) filed with the Securities and Exchange Commission on September 15, 2006.
(4)	Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 of Investors Bancorp, Inc. (Commission File No. 333-192717) filed with the Securities and Exchange Commission on December 9, 2013.
(5)	Incorporated by reference to Annex D to the Definitive Proxy Statement for Investors Bancorp, Inc.’s 2013 Annual Meeting of Stockholders (Commission File No. 000-51557) filed with the Securities and Exchange Commission on April 29, 2013.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(8) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Short Hills, State of New Jersey on December 20, 2013.

NEW INVESTORS BANCORP, INC.

By:	/s/ Kevin Cummings
Kevin Cummings
Chief Executive Officer and President
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors and officers of New Investors Bancorp, Inc. (the “Company”) hereby severally constitute and appoint Kevin Cummings as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Kevin Cummings may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company’s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Kevin Cummings shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Kevin Cummings	Director, Chief Executive Officer and President (Principal Executive Officer)	December 20, 2013
Kevin Cummings

/s/ Domenick A. Cama	Director, Chief Operating Officer and Senior Executive Vice President	December 20, 2013
Domenick A. Cama

/s/ Thomas F. Splaine, Jr.	Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)	December 20, 2013
Thomas F. Splaine, Jr.

/s/ Robert C. Albanese	Director	December 20, 2013
Robert C. Albanese

/s/ Dennis M. Bone	Director	December 20, 2013
Dennis M. Bone

/s/ Doreen R. Byrnes	Director	December 20, 2013
Doreen R. Byrnes

/s/ Robert M. Cashill	Director, Chairman	December 20, 2013
Robert M. Cashill

/s/ William V. Cosgrove	Director	December 20, 2013
William V. Cosgrove

/s/ Brian D. Dittenhafer	Director	December 20, 2013
Brian D. Dittenhafer

/s/ Brendan J. Dugan	Director	December 20, 2013
Brendan J. Dugan

/s/ James Garibaldi	Director	December 20, 2013
James Garibaldi

/s/ Michele N. Siekerka	Director	December 20, 2013
Michele N. Siekerka

/s/ James H. Ward, III	Director	December 20, 2013
James H. Ward, III